As filed with the U.S. Securities and Exchange Commission on April 22, 2024
Securities Act File No.
File No.
333-270667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

HPS Corporate Lending Fund
(Exact name of registrant as specified in charter)

40 West 57
th
Street, 33
rd
Floor
New York,
NY
10019
212-287-6767
(Address and telephone number, including area code, of principal executive offices)

Yoohyun K. Choi
HPS Advisors, LLC
40 West 57
th
Street, 33
rd
Floor
New York,
NY
10019
(Name and address of agent for service)

COPIES TO:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“ 1940 Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

Prospectus

HPS Corporate Lending Fund
Class S, Class D, Class I and Class F Shares
Maximum Offering of $8,000,000,000

HPS Corporate Lending Fund is a Delaware statutory trust that seeks to invest primarily in newly originated senior secured debt and other securities of private U.S. companies within the upper middle market. Our investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. Throughout this prospectus, we refer to HPS Corporate Lending Fund as the “Fund,” “HLEND,” “we,” “us” or “our.”
We are a
non-diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We are externally managed by our adviser, HPS Advisors, LLC (the “Adviser”), a wholly-owned subsidiary of HPS Investment Partners, LLC (“HPS”). We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company under the Internal Revenue Code of 1986, as amended.
We are offering on a continuous basis up to $8,000,000,000 of our common shares of beneficial interest (the “Common Shares”). We are offering to sell any combination of four classes of Common Shares, Class S shares, Class D shares, Class I shares and Class F shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that HPS Securities, LLC, the managing dealer (the “Managing Dealer”) for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.
The Fund has been granted exemptive relief by the SEC to offer multiple classes of our Common Shares.
Investing in our Common Shares involves a high degree of risk. See “
Risk Factors
” beginning on page 31 of this prospectus. Also consider the following:

•	We have limited prior operating history and there is no assurance that we will achieve our investment objective.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•
We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, proceeds from this offering or return of capital, and we have no limits on the amounts we may pay from such sources.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

•
We use and continue to expect to use leverage, which will magnify the potential for loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leverage fund include volatility and possible distribution restrictions.

•
We invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public (1)	Proceeds to Us, Before Expenses (2)
Maximum Offering (3)	$8,000,000,000	$8,000,000,000
Class S Shares, per Share	$25.25	$2,000,000,000
Class D Shares, per Share	$25.25	$2,000,000,000
Class I Shares, per Share	$25.25	$2,000,000,000
Class F Shares, per Share	$25.25	$2,000,000,000

(1)
Class D shares, Class I shares and Class F shares were initially offered at $25.00 per share and Class S shares were initially offered at $25.11 per share, and are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of February 29, 2024.

(2)
Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, Class I shares or Class F shares; however, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares. We also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. No shareholder servicing or distribution fees are paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)
The table assumes that all shares are sold in the primary offering, with 1/4 of the gross offering proceeds from the sale of Class S shares, 1/4 from the sale of Class D shares, 1/4 from the sale of Class I shares and 1/4 from the sale of Class F shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 40 West 57 th
Street, 33
rd
Floor, New York, NY 10019, calling us at
212-287-6767
or visiting our corporate website located at
www.hlend.com
. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at
http://www.sec.gov
that contains this information.

The date of this prospectus is April 22, 2024

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama
—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.
California
—California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000.
Idaho
—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa
—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded
BDCs to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
Kansas
—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.
Kentucky
—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine
—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts
—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us, non-traded real estate investment trusts, and in other illiquid direct participation programs.

Missouri
—In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.
Nebraska
—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), are not subject to the foregoing investment concentration limit.
New Jersey
—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.
New Mexico
—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
North Dakota
—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio
—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and in any other non-traded
BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities.
Oklahoma
—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon—
In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Pennsylvania—
Purchasers residing in Pennsylvania may not invest more than 10% of their liquid net worth in us.
Puerto Rico—
Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded
business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee
—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.
Vermont
—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited
Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

v

You should purchase these securities only if you can afford the complete loss of your investment. The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the risk that the investor may lose its entire investment;

•	the lack of liquidity of our shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. Certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest and state fiduciary standards of care also require registered investment advisers and registered broker-dealers to provide a brief summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.
ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We disclose the NAV per share of each class of our Common Shares for each month when available on our website at
www.hlend.com
. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our” and the “Fund” refer to HPS Corporate Lending Fund, together with its consolidated subsidiaries.
Unless otherwise noted, numerical information relating to HPS is approximate as of December 31, 2023.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.
MULTI-CLASS EXEMPTIVE RELIEF
This prospectus relates to our Common Shares of Class S, Class D, Class I and Class F. We have been granted exemptive relief by the SEC to offer multiple classes of Common Shares.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.
You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus and contains a summary of material information that a prospective investor should know before investing in our Common Shares. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is HPS Corporate Lending Fund (“HLEND”)?

A:
HLEND (or the Fund) is a fund externally managed by HPS Advisors, LLC (the “Adviser”), a wholly-owned subsidiary of HPS Investment Partners, LLC (“HPS”), that seeks to invest primarily in newly originated senior secured debt and other securities of private U.S. companies within the upper middle market. We are a Delaware statutory trust and a non-diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We also have elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Q:	Who are the Adviser and HPS Investment Partners, LLC?

A:
As of June 30, 2023, HPS Advisors, LLC serves as our investment adviser and prior to that date, HPS served as our investment adviser. The Adviser is a wholly-owned subsidiary of HPS and has access to the same resources and investment personnel for the management of the Fund that HPS utilizes for the management of other funds and accounts. These resources and personnel enable our Adviser and Administrator (as defined below) to fulfill their obligations under the amended and restated investment advisory agreement between the Fund and the Adviser (as amended and/or restated from time to time, the “Advisory Agreement”) and the second amended and restated administration agreement between the Fund and the Administrator (as amended and/or restated from time to time, the “Administration Agreement”). HPS is a leading global credit-focused alternative investment firm with $111 billion of total assets under management as of February 29, 2024. HPS invests primarily in non-investment
grade credit and manages various strategies across the capital structure that include privately negotiated senior debt; privately negotiated junior capital solutions in debt, preferred equity and common equity formats; liquid credit, including syndicated leveraged loans, collateralized loan obligations (“CLOs”) and high yield bonds; asset-based finance; and real estate. Established in 2007, HPS has 204 investment professionals and over 660 total employees and is headquartered in New York with fourteen additional offices globally as of February 29, 2024. HPS was established as a unit of Highbridge Capital Management, LLC (“HCM”), a subsidiary of J.P. Morgan Asset Management (“JPMAM”). In March 2016, the principals of HPS acquired HPS from JPMAM, which retained HCM’s hedge fund strategies. In June 2018, affiliates of Dyal Capital Partners, a division of Blue Owl Capital Inc., made a passive minority investment in HPS. In February 2022, an affiliate of The Guardian Life Insurance Company of America made a passive minority investment in HPS.

Since its inception in 2007, HPS has committed approximately $131 billion
1
in privately originated transactions across more than 760 investments. Our objective is to bring HPS’s leading credit investment platform to the non-exchange
traded BDC industry.

1
As of December 31, 2023. Based on the total face value committed to private credit investments that are part of the Strategic Investment Partners strategy, the Specialty Direct Lending strategy, the Core Senior Lending strategy, and any additional private credit investments made by HLEND, private credit CLOs, separately managed funds or accounts, or private credit-focused joint ventures, excluding investments that are part of the Special Situations or Asset Value strategies.

Q:	What is your investment objective?

A:
Our investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation.

Q:	What is your investment strategy?

A:
Our investment strategy focuses primarily on newly originated, privately negotiated senior credit investments in high-quality, established upper middle market companies and, in select situations, companies in special situations. We use the term “upper middle market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization (or “EBITDA”) of $75 million to $1 billion annually or $250 million to $5 billion in revenue annually, at the time of investment. We have and may continue to invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. While our investment strategy primarily focuses on companies in the United States, we also intend to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside the U.S., subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.” In addition to corporate level obligations, our investments in these companies may also opportunistically include private asset-based financings such as equipment financings, financings against mission-critical corporate assets and mortgage loans. We may also selectively make investments that represent equity in portfolios of loans, receivables or other debt instruments. We may also participate in programmatic investments in partnership with one or more unaffiliated banks or other financial institutions, where our partner assumes senior exposure to each investment, and we participate in the junior exposure.

Our investment strategy also includes a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. We intend to use these investments to maintain liquidity for our share repurchase program and manage cash before investing subscription proceeds into originated loans, while also seeking attractive investment returns. We may also invest in publicly traded securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

Q:	What types of investments do you make?

A:
Under normal circumstances, we invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit and credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities).

Our investments in newly originated secured debt have taken and may continue to take the form of loans, notes, bonds, other corporate debt securities, assignments, participations, total return swaps and other derivatives. We seek to invest primarily in first lien senior secured debt and unitranche loans but may also invest in second lien and subordinated debt. A portion of the Fund’s investments may also be composed of “covenant-lite loans,” although such loans are not expected to comprise a significant portion of the Fund’s portfolio. We also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments. Although not expected to be a primary component of our investment strategy, we may also make certain opportunistic investments in instruments other than secured debt with a view to enhancing returns, such as mezzanine debt, payment-in-kind
(“PIK”) notes, convertible debt and other unsecured debt instruments, structured debt that is not secured by financial or other assets, debtor-in-possession
financings and equity in loan portfolios or portfolios of receivables (“Opportunistic Investments”), in each case taking into account availability of leverage for such investments and our target risk/return profile. We may, to a limited extent, invest in junior debt (whether secured or unsecured), including mezzanine loans, as part of our investment strategy and upon approval of each such investment by our portfolio management team. We may also invest in preferred equity, or our debt investments may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments. While we expect our assets to be primarily directly originated, we may also invest in structured products or broadly syndicated transactions where HPS and/or its affiliates seek an anchor-like or otherwise influential role in certain traded instruments as part of our liquid portfolio.
Our liquid credit instruments have included and may continue to include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments.
The loans within the portfolio are typically floating rate instruments that often pay current income on a quarterly basis, and we look to generate return from a combination of ongoing interest income, original issue discount, closing payments, commitment fees, prepayments and related fees. Our investments generally have stated terms of three to seven years, and the expected average life of our investments is generally two to three years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. We expect most of our debt investments to be unrated. When rated by a nationally recognized statistical ratings organization, our investments would generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than
“BBB-”
by Standard & Poor’s Rating Services). Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
We have, and may in the future, enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, swaps, options and forward contracts. These hedging activities are subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We have and may also seek to borrow capital in local currency as a means of hedging
non-U.S.
dollar denominated investments.
Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:
An originated loan is a loan where we lend directly to the borrower and hold the loan generally on our own or in a small group with funds and accounts advised by HPS and/or its affiliates, and/or third-party investors. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold, in several pieces to other investors.

Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors.

Q:	Why do you invest in liquid credit investments in addition to originated loans?

A:
The allocation to liquid credit investments within the Fund’s portfolio is expected to (i) provide the Fund with sufficient liquidity in order to meet the Fund’s share repurchase requirements, and (ii) allow the Fund to seek attractive investment returns prior to investing subscription proceeds into newly originated loans.

Q:	What potential competitive strengths does HPS offer?

A:
HPS is a leading global, credit-focused alternative investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for its clients. The scale and breadth of HPS’s platform offers the flexibility to invest in companies large and small across the capital structure through both standard and highly customized structures. At its core, HPS shares a common thread of intellectual rigor and investment discipline that enables it to create value for its clients, who have entrusted HPS with approximately $111 billion of assets under management as of February 29, 2024.

HPS is a leading provider of credit solutions to middle and upper middle market companies. Since its inception in 2007, HPS has committed approximately $131 billion in privately originated transactions across more than 760 investments. We benefit from the following key competitive strengths of HPS in pursuing our investment strategy:

•
Scaled Capital with an Ability to Speak for the Full Debt Quantum
. Scaled capital has been a key factor in capturing investment opportunities for prior funds managed by HPS. The scale of the HPS Direct Lending platform, including managed accounts and similar investment vehicles, allows it to commit to loans of up to approximately $1 billion. HPS believes that there is a finite set of competitors who can provide and solely hold investments of this size and service these larger scale borrowers. HPS believes that many borrowers in this segment value the confidentiality, efficiency and execution certainty available in the private credit market. HPS also believes that being the sole or majority investor in a debt tranche can also provide the funds it or its affiliates advise with enhanced downside protection. Additionally, due to favorable competitive dynamics with fewer capital providers with the ability to deliver scaled capital solutions, HPS believes that the HPS Direct Lending platform has, to date, been successful in capturing attractive risk-adjusted returns for providing solutions to larger, more diversified borrowers. Having the scale to provide a complete capital solution to larger borrowers has also been an important factor in HPS’s ability to make investments in an increasingly competitive market environment.

•
Diversified Sourcing Network
. HPS believes its diversified sourcing approach sets its platform apart from many of its peers. While the vast majority of peers focus their sourcing almost exclusively on financial sponsors and lending to businesses controlled by them, HPS has built an extensive relationship network across a breadth of private and public companies, management teams, banks, debt advisors, other financial intermediaries and financial sponsors. As a result, HPS has historically sourced a majority of its private credit investments from channels other than financial sponsors.

HPS believes that its ability to source from
non-sponsor
channels significantly reduces the level of competitive intensity and allows it to focus on structuring improved economics, stricter financial covenants and stronger loan documentation. In addition, the direct dialogue with management teams can result in a better understanding of the underlying borrowers and better positioning to actively manage investments throughout their life. HPS is also actively engaged with financial sponsors, and its exposure to sponsor transactions tends to increase in times of public market dislocation (when certainty of capital and speed of execution with a single counterparty is often sought after and highly valued). HPS believes that the ability to flex in and out of both sponsor and non-sponsor
markets allows the Fund to remain nimble and optimize its opportunity set across different market dynamics. While HPS seeks to source investments from non-sponsor
channels for the Fund, as of February 29, 2024, the Fund has sourced only a minority of its overall private credit investments from non-sponsor
channels. The Fund may not, in the future, obtain its desired allocation to investments from the non-sponsor
channel, which could adversely impact returns.

•
Breadth of HPS’s Credit Investment Platform
. HPS is a global alternative investment firm with strategies that seek to capitalize on non-investment
grade credit opportunities across the capital structure. As a multi-strategy credit platform, seeking opportunities across both private and liquid credit, HPS employs an open-architecture framework under which investment teams can apply

2
As of December 31, 2023. Based on the total face value committed to private credit investments that are part of the Strategic Investment Partners strategy, the Specialty Direct Lending strategy, the Core Senior Lending strategy, and any additional private credit investments made by HLEND, private credit CLOs, separately managed funds or accounts, or private credit-focused joint ventures, excluding investments that are part of the Special Situations or Asset Value strategies.

3
As of December 31, 2023. Based on all investments made since inception by funds and accounts across HPS’s Direct Lending Platform, including Specialty Direct Lending, Core Senior Lending and HLEND strategies.

shared knowledge and insights when evaluating new investment opportunities. HPS’s team of 204 investment professionals managed approximately $111 billion as of February 29, 2024. HPS believes that its multi-strategy approach provides a differentiated vantage point to evaluate relative value and better positions the firm to provide borrowers with a comprehensive and diverse set of potential financing solutions, which may enable the Fund to see more investment opportunities. In addition, HPS believes that its global footprint enables the Fund to view and potentially benefit from relative value opportunities across geographies.

•
Willingness to Navigate Complexity to Evaluate a Mispriced Opportunity.
HPS believes that its willingness to embrace complexity, such as complicated business models, esoteric underlying collateral, strained capital structures, and/or timing pressures, is a key differentiating factor relative to its competitors. In these situations, risk is often mispriced by the market, which HPS believes may offer a disproportionate return opportunity as there may be fewer willing lenders with the requisite expertise to underwrite these investment opportunities and borrowers tend to be more willing to pay for secured financing. HPS seeks to use its understanding of market structures to pursue these investment opportunities, identifying structures or deal dynamics that dissuade competing capital that view the opportunities as more “complex.” HPS believes that addressing complexity through creative pricing and structure can generate potential investment opportunities that can offer attractive, uncorrelated returns taking into account the additional work that is required. Leveraging HPS’s multi-strategy approach to credit may provide the Fund with distinctive vantage points in determining the relative value of, as well as insight into appropriately pricing, the investment opportunity in light of the risk. HPS believes that the capability to navigate complexity to identify a potentially mispriced investment opportunity is important in environments where volatility and uncertainty around economic growth is common.

•
Focus on the Upper Middle Market
. The HPS Direct Lending platform generally targets the
upper-end
of the middle market. As HPS believes that the market is in its later stages of the existing credit cycle, the Adviser intends to position the portfolio by focusing on larger, more resilient companies that generally generate $75 million to $1 billion of EBITDA annually or $250 million to $5 billion in revenue annually. In comparison, the S&P LCD definition of middle market is defined as companies with $50 million of EBITDA or less. HPS believes the upper end of the middle market has a favorable supply/demand dynamic, with substantial demand resulting from regulatory driven structural shifts in the financial landscape and limited supply as most other direct lending providers focus on small to middle market borrowers. HPS also believes that this segment of the market can offer greater downside protection, as larger businesses typically possess the benefits of scale and a greater critical mass through diversification of customers and supplier base. As a result of these dynamics, HPS believes that it can generally negotiate commensurate or better terms with respect to borrowers in that segment and that those borrowers can provide the Fund with increased downside protection, resulting in attractive risk-adjusted returns compared to the smaller-end
and core-middle market.

•
Emphasis on Capital Preservation.
Capital preservation is a core component of HPS’s investment philosophy. In addition to its focus on stable, established upper middle market companies, HPS employs a highly selective and rigorous ‘‘private equity-like’’ diligence and investment evaluation process focused on identification of potential risks, when evaluating its directly originated investments. HPS believes tight credit structuring is a fundamental part of the risk and recovery calculus, as the illiquidity in private credit means that secondary market liquidity is not a reliable risk mitigant. HPS has also built a deep bench of restructuring, workout and value enhancement professionals with an average of 30 years of workout experience, who work on an integrated basis to actively manage each investment throughout its life.

Q:	What is the market opportunity?

A:
Private credit as an asset class has grown considerably since the global financial crisis of 2008, and it is estimated that the total market size of private credit has grown to reach $1.6 trillion in 2023.

We expect this growth to continue and, along with the factors outlined below, to provide a robust backdrop to what HPS believes will be a significant number of attractive investment opportunities aligned to our investment strategy.

•
Senior Secured Loans Offer Attractive Investment Characteristics
. HPS believes that senior secured loans benefit from their relative priority position, typically sitting as the most senior obligation in an issuer’s capital structure, often with a direct security interest in the issuer’s (or its subsidiaries’) assets. Senior secured loans generally offer floating rate cash interest coupons, which HPS believes can be an attractive return attribute in a rising interest rate environment. In addition to a current income component, senior secured loans typically include original issue discount, closing payments, commitment fees, Secured Overnight Financing Rate (“SOFR”) (or similar rate) floors, call protection, and/or prepayment penalties and related fees that are additive components of total return. The relative seniority and security of a senior secured loan, coupled with the privately negotiated nature of direct lending, help mitigate downside risk.

•
Regulatory Actions Continue to Drive Demand towards Private Financing.
The direct lending market has seen notable growth and has become a viable alternative solution for middle to upper middle market borrowers seeking financing capital. Global regulatory actions that followed the 2008 financial crisis have significantly increased the cost of capital requirements for commercial banks, limiting the willingness of commercial banks to originate and retain illiquid, non-investment
grade credit commitments on their balance sheets, particularly with respect to middle and upper middle market-sized
issuers. Instead, many commercial banks have adopted an
“underwrite-and-distribute”
approach, which HPS believes is often less attractive to corporate borrowers seeking certainty of capital. As a result, commercial banks’ share of the leveraged loan market declined from approximately 71% in 1994 to less than 25% in 2022

. Access to the syndicated leveraged loan market has also become challenging for both first time issuers and smaller scale issuers, who previously had access to the capital markets. Issuers of tranche sizes representing less than $500 million account for approximately 5% of the new issue market as of March 31, 2024 as compared to over 49% in 2000
6
. HPS believes that these regulatory actions have caused a shift in the role that commercial banks play in the direct lending market for middle to upper middle market borrowers, creating a void in the financing marketplace. This void has been filled by direct lending platforms which seek to provide borrowers an alternative “originate and retain” solution. In response, corporate borrower behavior has increasingly shifted to a more conscious assessment of the benefits that direct lending platforms of strategic financing partners can offer.

•
Volatility in Credit Markets has made Availability of Capital Less Predictable.
HPS believes that the value of direct lending platforms for borrowers hinges on providing certainty of capital at a fair economic price. Volatility in the credit markets, coupled with changes to the regulatory framework over the past several years, has resulted in an imbalance between the availability of new loans to middle market borrowers and the demand from borrowers requiring capital for acquisitions, capital expenditures, recapitalizations, refinancings and restructurings. HPS believes that the scarcity of the supply of traditional loan capital relative to the demand has created an environment where direct lenders can often negotiate loans with attractive returns and creditor protections.

4	Source: Preqin, Preqin Special Report: The Future of Alternatives in 2028.
5	Source: S&P LCD Quarterly Leveraged Lending Review 4Q 2022, Primary Investor Market: Banks vs. Non-Bank.
6	Source: S&P LCD Middle Market Deal Size Category Factsheet 1Q 2024.

•
Increasingly Larger Borrowers Are Finding Value in Private Solutions
. HPS believes the opportunity set has subtly shifted toward larger borrowers in recent times. The private credit focus on the middle market was traditionally driven by borrowers’ inefficient access to capital, and the fact that such borrowers were too small to have a syndicated loan or high yield bond. At the upper end of the middle market, companies have traditionally had the option to pursue a broadly syndicated loan, but recent volatility has increased the value they appear to be placing on the confidentiality, efficiency and execution certainty that is available in the private credit market. HPS believes that as borrowers and debt advisors become more aware of the depth in the private debt space that has been created by scaled providers, they will increasingly weigh this option against public market alternatives for larger companies. HPS believes the benefits of this growing opportunity set at the upper end of the market will accrue to the largest direct lending players, like HPS, as scale is a prerequisite for providing certainty.

Q:	How do you identify investments?

A:
We believe that much of the value HPS creates for our private investment portfolio comes on the front end through the diversity of its sourcing capabilities. To source transactions, HPS leverages the breadth of its global credit platform and its shared knowledge and insights gleaned across both private and public credit to cast a wide net to drive transaction flow. HPS seeks to generate investment opportunities across its various sourcing channels, including financial intermediaries such as investment banks and debt advisory firms, direct relationships with companies and management teams, private equity sponsors and formal partnerships and strategic arrangements with select financial institutions. We believe that this multi-pronged approach to sourcing provides a significant pipeline of investment opportunities for us that could contribute to our portfolio with attractive investment economics and risk/reward profile.

Q:	How do you evaluate and manage directly originated investments?

A:
The Adviser and HPS evaluate and manage directly originated investments by adhering to the core principles of rigorous fundamental analysis, thorough due diligence, active portfolio monitoring and risk management.

•
Rigorous Investment Screening and Selection.
HPS expects us to benefit from its global sourcing platforms and seeks to build a strong pipeline of investment opportunities. From this pipeline, certain investments proceed to an initial screening discussion that focuses on establishing the framework for the viability of the investment opportunity and the reasons to make the investment (
e.g.
, leading market share, sustainable franchise and brand value, and value-add
products or services). When evaluating a loan, our investment team (the “Investment Team”) expects to focus on a combination of business stability, asset values and contractual loan protections. This process seeks to prioritize the Investment Team’s time spent and resources allocated by focusing on screening for opportunities where the borrower may place greater emphasis on certain non-economic
characteristics, such as certainty of scaled capital, creative financing solutions, an ability to understand complexity of capital structure or business risk and/or confidentiality of operating and financial performance. HPS believes that when facing these characteristics, we have a competitive edge over certain syndicated financing solutions or other competitive direct lending platforms (both of which typically have a lower cost of capital). This rigorous selection process helps the Investment Team focus on situations where the Adviser believes we have a competitive edge to capitalize on an investment opportunity.

•
Fundamental Analysis and Due Diligence.
The Investment Team’s approach to investment selection is anchored around seeking to conduct rigorous upfront, “private equity-like” due diligence. The Investment Team’s due diligence and risk management processes seek to utilize and benefit from the substantial resources within HPS, as well as the Investment Team’s extensive relationships with management teams, industry experts, consultants, and outside advisors. In addition, the Investment Team seeks to employ a comprehensive investment process, which may include in-depth
due diligence

and full credit analysis on transaction drivers, investment thesis, review of business, industry and borrower risks and mitigants, undertaking a competitive analysis, management calls/meetings, reviewing and performing financial analysis of historical results, preparing detailed models with financial forecasts, examining legal structure/terms/collateral, performing relative value analysis, employing external consultants and/or other considerations that the Investment Team deems appropriate. HPS generally seeks to employ a “cradle to grave” approach with respect to its investments such that the Investment Team is responsible for sourcing the investment, investment due diligence, and monitoring the investment until the investment is exited. HPS believes that this is a distinctive approach that can lead to (i) greater connectivity between HPS and a borrower’s management teams, (ii) enhanced access to the borrower details and (iii) increased accountability to help reduce the inherent risk of knowledge loss in circumstances where the sourcing, diligence and monitoring roles are fragmented.

•
Structuring and Negotiating Downside Protection Mechanisms.
From an investment process perspective, the Investment Team spends a significant amount of time and resources on structuring prior to committing to an investment, integrating both business-specific due diligence and risk findings into the overall structure and covenants of a particular transaction. The upfront structuring of these mechanisms, as well as the establishment of “early warning” information indicators, is critical to providing the Adviser with the tools needed to manage underperforming investments while seeking to preserve principal.

•
Disciplined Approach.
The Investment Team expects to apply a highly selective, disciplined investment approach to the substantial transaction sourcing pipeline. As a result, the Investment Team expects to identify and invest in only a select number of attractive investment opportunities relative to the entire opportunity set. By adhering to the platform’s core principles of rigorous fundamental analysis, significant due diligence and active risk management, the Investment Team seeks to build an investment portfolio consisting primarily of senior secured loan investments that it believes will generate an attractive risk-adjusted return profile.

Q:	How are investments allocated to the Fund?

A:
HPS provides investment management services to investment funds and client accounts. The Adviser shares any investment and sale opportunities with its and HPS’s other clients and us in accordance with applicable law, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), firm-wide allocation policies (any such policy that covers the Adviser and HPS, a “firm-wide” policy), and an exemptive order from the SEC permitting co-investment
activities (as further described below), which generally provide for sharing eligible investments pro rata
among the eligible participating funds and accounts, subject to certain allocation factors.

As a BDC regulated under the 1940 Act, we are subject to certain limitations relating to co-investments
and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside other clients. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Adviser and certain funds and accounts managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, our board of trustees (the “Board” and each member of the Board, a “Trustee”) has established objective criteria (“Board Criteria”) clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with other public or private funds sponsored or managed by the Adviser or HPS that target similar assets. If an investment falls within the Board Criteria, the Adviser must offer an opportunity for us to participate. We may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for us (
e.g.
, based on investment strategy). The
co-investment
would generally be allocated to us, the Adviser’s other clients and the HPS funds that target similar assets pro rata
based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Q:	Does the Fund use leverage?

A:
Yes, we currently use and intend to continue to use leverage to seek to enhance our returns. Our leverage levels will vary over time in response to general market conditions, the size and compositions of our investment portfolio and the views of our Adviser and Board. We expect that our debt to equity ratio will generally range between 0.8x and 1.25x. While our leverage employed may be greater or less than these levels from time to time, it will never exceed the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio.

Our leverage has taken and may continue to take the form of revolving or term loans from financial institutions, secured or unsecured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares. When determining whether to borrow money and assessing the various borrowing structure alternatives, we analyze the maturity, rate structure and covenant package of the proposed borrowings in the context of our investment portfolio, pre-existing
borrowings and market outlook.
The use of leverage magnifies returns, including losses. See “Risk Factors.”

Q:	What is a BDC?

A:
Congress created the business development company, or BDC, through the Small Business Investment Incentive Act of 1980 to facilitate capital investment in small and middle market companies.
Closed-end
investment companies organized in the U.S. that elect to be treated as BDCs under the 1940 Act are subject to specific provisions of the law, most notably that at least 70% of their total assets must be “qualifying assets”. Qualifying assets are generally defined as privately offered debt or equity securities of U.S. private companies or U.S. publicly traded companies with market capitalizations less than $250 million.

BDCs may be exchange-traded, public
non-traded,
or private placements. They can be internally or externally managed. BDCs typically elect to be treated as “regulated investment companies” for U.S. tax purposes, which are generally not subject to entity level taxes on distributed income. See “Investment Objective and Strategies— Regulation as a BDC.”

Q:	What is a non-exchange traded, perpetual-life BDC?

A:
A
non-exchange
traded BDC’s shares are not listed for trading on a stock exchange or other securities market. The term “perpetual-life” is used to differentiate our structure from other BDCs who have a finite offering period and/or have a predefined time period to pursue a liquidity event or to wind down the fund. In contrast, in a perpetual-life BDC structure like ours, we expect to offer common shares continuously at a price equal the monthly net asset value (“NAV”) per share and we have an indefinite duration, with no obligation to effect a liquidity event at any time. We generally intend to offer our common shareholders an opportunity to have their shares repurchased on a quarterly basis, subject to an aggregate cap of 5% of shares outstanding. However, the determination to repurchase shares in any given quarter is fully at the Board’s discretion, so investors may not always have access to liquidity when they desire it. See “Risk Factors.”

Q:	How does an investment in HLEND differ from an investment in a listed BDC or private BDC with a finite life?

A:	An investment in our common shares of beneficial interest (“Common Shares”) differs from an investment in a listed or exchange traded BDC in several ways, including:

•	Pricing. The value at which our new Common Shares may be offered, or our Common Shares may be repurchased, will be equal to our monthly NAV per share. In contrast, shares of listed

BDCs are priced by the trading market, which can be influenced by a variety of factors, including many that are not directly related to the underlying value of an entity’s assets and liabilities. The prices of listed BDCs are often higher or lower than the fund’s NAV per share and can be subject to volatility, particularly during periods of market stress.

•
Liquidity
.

An investment in our Common Shares has limited or no liquidity beyond our share repurchase program, and our share repurchase program can be modified, suspended or terminated at the Board’s discretion. In contrast, a listed BDC is a liquid investment, as shares can be sold on the exchange at any time the exchange is open.

•
Oversight
.

Both listed BDCs and
non-traded
BDCs are subject to the requirements of the 1940 Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unlike the offering of a listed BDC, the Fund’s offering will be registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Declaration of Trust (as amended or restated from time to time, the “Declaration of Trust”) limits the fees we can pay to the Adviser.

A listed BDC is subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board, audit committee, independent trustee oversight of executive compensation and the trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so.
An investment in our Common Shares differs from an investment in a BDC offered through private placement in several ways, including:

•
Eligible Investors.
Our Common Shares may be purchased by any investor who meets the minimum suitability requirements described under
“Suitability Standards” in this prospectus. While the standard varies by state, it generally requires that a potential investor has either (i) both net worth and annual net income of $70,000, or (ii) net worth of at least $
250,000
(for this purpose, net worth does not include an investor’s home, home furnishings and personal automobiles). In contrast, privately placed BDCs are generally only sold to investors that qualify as either an “accredited investor” as defined under Regulation D under the Securities Act, or as a “qualified purchaser” as defined under the 1940 Act.

•
Investment funding
. Purchases of our Common Shares must be fully funded at the time of subscription. In contrast, in the context of some privately placed BDCs, investors typically make an upfront commitment and their capital is subsequently called over time as investments are made.

•
Investment period.
We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We will be continually originating new investments to the extent we raise additional capital. We will also be regularly recycling capital from our existing investors into new investments. In contrast, some privately placed BDCs have a finite offering period and an associated designated time period for investment. In addition, some privately placed BDCs have either a finite life or time period by which a liquidity event must occur or fund operations must be wound down, which may limit the ability of the fund to recycle investments.

Q: For whom may an investment in the Fund be appropriate?

A:	An investment in our shares may be appropriate for you if you:

•
meet the minimum suitability requirements described under “Suitability Standards” above, which generally require that a potential investor has either (i) both net worth and annual net income of $70,000 or (ii) net worth of at least $250,000;

•	seek to allocate a portion of your financial assets to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments while obtaining the potential benefit of long-term capital appreciation; and

•	can hold your shares as a long-term investment without the need for near-term or rapid liquidity.
We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter. See “Share Repurchase Program.”

Q:	Is HPS investing in the Fund?

A:	Yes, as of February 29, 2024, HPS, its affiliates and employees held approximately $27.25 million of our Common Shares.

Q:	Is there any minimum investment required?

A:
Yes, to purchase Class S, Class D or Class F shares in this offering, you must make a minimum initial investment in our Common Shares of $2,500. To purchase Class I shares in this offering, you must make a minimum initial investment of $1,000,000, unless waived or reduced by the Managing Dealer. The Managing Dealer waives or reduces to $10,000 or less Class I investment minimums for certain categories of investors. See “Plan of Distribution.” All subsequent purchases of Class S, Class D, Class F or Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

Q:	How is the Fund’s value established?

A:	The Fund’s NAV is determined based on the value of our assets less the carrying value of our liabilities, including accrued fees and expenses, as of any date of determination.
The Adviser, as the Fund’s valuation designee pursuant to Rule
2a-5
under the 1940 Act, subject to the Board’s oversight, is responsible for the determination of the fair value of each of our investments and the NAV per share of each of our outstanding classes of shares each month. Investments for which market quotations are readily available will typically be valued at those market quotations. We utilize several factors, including source and number of quotations, to validate that the market quotations are representative of fair value. Investments that are not publicly traded or for which market prices are not readily available are valued based on the input of the Adviser and independent third-party valuation firms engaged at the direction of the Board to review our investments. The Adviser and independent valuation firms use a variety of approaches to establish the fair value these investments in good faith. The approaches used generally include an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions to establish the enterprise value and also consider recent transaction prices and other factors in the valuation. Independent valuation firms retained by the Fund prepare quarter-end
valuations of each investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser.
The NAV per share of a class of our outstanding Common Shares is determined by dividing the NAV of that share class by the total number of Common Shares outstanding in that class as of the date of determination. The NAV per share of each share class can vary due to, among other things, differences in the amount of servicing fees carried by each class and the number of Common Shares outstanding in each class. See “Determination of Net Asset Value.”

Q:	How can I purchase shares?

A:
Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of each month. A subscription must be received in good order at least five business days prior to the first business day of the month (unless waived by the Managing Dealer) and include the full subscription funding amount to be accepted.

A shareholder will not know our NAV per share applicable on the effective date of the share purchase. However, the NAV per share applicable to a purchase of shares will generally be available within 20 business days after the effective date of the share purchase. At that time, the actual number of shares purchases based on the shareholder’s subscription amount will be determined, and the shares will be credited to the shareholder’s account as of the effective date of the share purchase. Notice of each share transaction, together with information relevant for personal and tax records, will be furnished to shareholders (or their financial representatives) as soon as practicable, but no later than seven business days after our NAV is determined.
Investors, in determining which class of shares to purchase, should consider any ongoing account-based fees payable to outside financial service providers that may apply to shares held in fee-based
accounts, as well as the total length of time that the investor will hold the shares.
See “How to Subscribe” for more details.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.

Q:	Can I withdraw a subscription to purchase shares once I have made it?

A:
Yes, you may withdraw a subscription after submission at any time before we have accepted the subscription, which we will generally not do any earlier than two business days before the first day of each month. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on the toll-free, automated telephone line at
1-888-484-1944.

Q:	What is the per share purchase price?

A:	Common Shares will be sold at the then-current NAV per share, as described above.

Q:	When is the NAV per share available?

A:
We report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

For example, if you are subscribing on November 1, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.

Q:	Can I invest through my Individual Retirement Account (“IRA”), Simplified Employee Pension Plan (“SEP”) or other after-tax deferred account?

A:
Yes, if you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax
deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.
Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Q:	How often does the Fund pay distributions?

A:
We have declared distributions each month beginning in February 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. As a result, our distribution rates and payment frequency may vary from time to time and there is no assurance we will pay distributions in any particular amount, if at all. See “Description of our Common Shares” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class I, Class D, Class F and Class S shares will generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class.

Q:	Can I reinvest distributions in the Fund?

A:
Yes, we have adopted a distribution reinvestment plan whereby shareholders (other than those located in specific states or who are clients of selected participating brokers, as outlined below) will have their cash distributions automatically reinvested in additional shares of the same class of our Common Shares to which the distribution relates unless they elect to receive their distributions in cash. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the then current NAV per share of the relevant class of Common Shares. Shareholders will not pay transaction related charges when purchasing shares under our distribution reinvestment plan, but all outstanding Class S, Class D and Class F shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.

Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares. See “Description of Our Common Shares” and “Distribution Reinvestment Plan.”

Q:	How can I change my distribution reinvestment plan election?

A:
Participants may terminate their participation in the distribution reinvestment plan or shareholders may elect to participate in our distribution reinvestment plan with five business days’ prior written notice by contacting our Transfer Agent, U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) (“U.S. Bank Global Fund Services”), at HPS Corporate Lending Fund, c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, WI 53202.

Q:	How will distributions be taxed?

A:
We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under the Code. A RIC is generally not subject to U.S. federal corporate income taxes on the net taxable income that it currently distributes to its shareholders.

Distributions of ordinary income and of net short-term capital gains, if any, will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by us will generally not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares pursuant to our distribution reinvestment plan. Shareholders receiving distributions in the form of additional shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed shares. The additional shares received by a shareholder pursuant to our distribution reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.
Because each investor’s tax position is different, you should consult with your tax advisor on the tax consequences to you of investing in the Fund. In particular,
non-U.S.
investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	Can I sell, transfer or otherwise liquidate my shares post purchase?

A:
The purchase of our Common Shares is intended to be a long-term investment. We do not intend to list our shares on a national securities exchange, and do not expect a public market to develop for our shares in the foreseeable future. We also do not intend to complete a liquidity event within any specific period, and there can be no assurance that we will ever complete a liquidity event. We intend to conduct quarterly share repurchase offers in accordance with the 1940 Act to provide limited liquidity to our shareholders. Our share repurchase program will be the only liquidity initiative that we offer to our shareholders.

Because of the lack of a trading market for our shares, you may not be able to sell your shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Our Common Shares are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract. We will generally not charge you to facilitate transfers of your shares, other than for necessary and reasonable costs actually incurred by us.

Q:	Can I request that my shares be repurchased?

A:
Yes, subject to limitations. We have commenced a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Most of our assets consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What fees do you pay to the Adviser?

A:
Pursuant to the Advisory Agreement, the Adviser is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee.

•	The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month.

•	The incentive fee consists of two components as follows:

•
The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of its
Pre-Incentive
Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

“Pre-Incentive
Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up
fees, as well as prepayments premiums, but excluding fees for providing managerial assistance) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under the Advisory Agreement and an administration agreement with our administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred shares, but excluding incentive fees and shareholder servicing and/or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon
securities), accrued income that we have not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.

•
The second part of the incentive fee is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly.
See “Advisory Agreement and Administrative Agreement.”

Q:	How will I be kept up to date about how my investment is doing?

A:	We and/or your financial advisor, participating broker or financial intermediary, as applicable, will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and an annual report;

•	quarterly investor statements;

•
in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form
1099-DIV
or IRS Form
1099-B,
if required, and, in the case of
non-U.S.
shareholders, an annual IRS Form
1042-S;
and

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs).
Depending on legal requirements, we may post this information on our website,
www.hlend.com
, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us is also available on the SEC’s website at
www.sec.gov
. In addition, our monthly NAV per share will be posted on our website promptly after it has become available (in all cases prior to the twentieth business day of the following month).

Q:	What type of tax reporting will I receive on the Fund, and when will I receive it?

A:
As promptly as possible after the end of each calendar year, we intend to send to each of our U.S. shareholders an annual IRS Form
1099-DIV
or IRS Form
1099-B,
if required, and, in the case of
non-U.S.
shareholders, an annual IRS Form
1042-S.

Q:	What are the tax implications for non-U.S. investors in the Fund?

A:
Because we are a corporation for U.S. federal income tax purposes, a
non-U.S.
investor in the Fund will generally not be treated as engaged in a trade or business in the U.S. solely as a result of investing in the Fund, unless the Fund is treated as a “United States real property holding corporation” for U.S. federal income tax purposes. Although there can be no assurance in this regard, we do not currently expect to be a United States real property holding corporation for U.S. federal income tax purposes.

Subject to the exceptions described below, dividends paid to a
non-U.S.
investor in the Fund will generally be subject to a U.S. tax of 30% (or lower treaty rate), which will generally be withheld from such dividends. However, dividends paid by the Fund that are “interest-related dividends”, “capital gain dividends” or “short-term capital gain dividends” will generally be exempt from such withholding tax to the extent we properly report such dividends to shareholders. For these purposes, interest-related dividends, capital gain dividends and short-term capital gain dividends generally represent distributions of certain U.S.-source interest or capital gains that would not have been subject to U.S. federal withholding tax at source if received directly by a
non-U.S.
investor, and that satisfy certain other requirements. Notwithstanding the above, the Fund may be required to withhold from dividends that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the
non-U.S.
investor certifies its status under penalties of perjury or otherwise establishes an exemption.
A
non-U.S.
investor is generally exempt from U.S. federal income tax on capital gain dividends and any gains realized upon the sale or exchange of shares in the Fund.
This section assumes that income from the Fund is not “effectively connected” with a U.S. trade or business carried on by a
non-U.S.
investor.
Non-U.S.
investors, and in particular,
non-U.S.
investors who are engaged in a U.S. trade or business, should consult with their tax advisors on the consequences to them of investing in the Fund. See “Certain U.S. Federal Income Tax Considerations.”

Q:	What are the tax implications for tax-exempt U.S. investors in the Fund?

A:
Because we are a corporation for U.S. federal income tax purposes, U.S.
tax-exempt
investors in the Fund will generally not derive “unrelated business taxable income” for U.S. federal income tax purposes (“UBTI”) solely as a result of their investment in the Fund. A U.S.
tax-exempt
investor, however, may derive UBTI from its investment in the Fund if the investor incurs indebtedness in connection with its purchase of shares in the Fund.
Tax-exempt
investors should consult their tax advisors with respect to the consequences of investing in the Fund.

Q:	What is the difference between the four classes of Common Shares being offered?

A:
We are offering to the public four classes of Common Shares—Class S shares, Class D shares, Class I shares and Class F shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, with Class S shares, Class D shares and Class F shares subject to ongoing and shareholder servicing and/or distribution fee of 0.85%, 0.25% and 0.50%, respectively and Class I shares not subject to a shareholder servicing and/or distribution fee. In addition, although neither the Fund nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares, Class I shares or Class F shares, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares. See “Description of Our Common Shares” and “Plan of Distribution” in our
N-2
registration statement for a discussion of the differences between our Class S, Class D, Class I and Class F shares. See “Description of Our Common Shares” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D, Class I and Class F shares.

Assuming a constant net asset value per share of $25.00, we expect that a one-time
investment in 400 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$0	$0
Class F	$50	$250
Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class F shares are generally available for purchase in this offering only through the participating broker with whom the Fund was launched on an exclusive basis in 2022 (the “Founding Distributor”). In this context, Class F Shares can be purchased (1) through fee-based
programs, also known as wrap accounts, sponsored by the Founding Distributor, (2) in instances where the Founding Distributor has alternative fee arrangements with its clients to provide access to Class F shares, (3) through transaction/brokerage platforms at the Founding Distributor, or (4) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class D or Class F shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.
If you are eligible to purchase all four classes of shares, you should be aware that Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares do not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

Q:	Are there ERISA considerations in connection with investing in the Fund?

A:
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under the ERISA, and certain U.S. Department of Labor regulations promulgated thereunder, as modified by

Section 3(42) of ERISA (the “Plan Asset Regulations”). In this regard, generally, we intend to take one of the following approaches: (1) in the event that each class of Common Shares is considered a “publicly-offered security” within the meaning of the Plan Asset Regulations (“Publicly-Offered Security”), we will not limit “benefit plan investors” from investing in the Common Shares, and (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Asset Regulations (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit “benefit plan investors” from owning any class that does not constitute a Publicly-Offered Security.
In addition, each prospective investor that is, or is acting on behalf of any individual retirement account, employee benefit plan, or similar plan or account that is subject to ERISA, or any entity whose underlying assets are considered to include the foregoing (each a “Plan”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, and applicable similar laws, and the facts and circumstances of each investing Plan.
Prospective investors should carefully review the matters discussed under “Risk Factors” and “Restrictions on Share Ownership” and should consult with their own advisors as to the consequences of making an investment in the Fund.

Q:	What is the role of the Fund’s Board of Trustees?

A:
We operate under the direction of our Board, the members of which are accountable to us and our shareholders as fiduciaries. We have six Trustees, four of whom have been determined to be independent of us, the Adviser and its affiliates (“Independent Trustees”). Our Independent Trustees are responsible for, among other things, reviewing the performance of the Adviser, approving the compensation paid to the Adviser and its affiliates, oversight of the valuation process used to establish the Fund’s NAV and oversight of the investment allocation process to the Fund. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”

Q:	Are there any risks involved in buying your shares?

A:
Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	We have limited prior operating history and there is no assurance that we will achieve our investment objective.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•
We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing a shareholder’s tax basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

•
We use and continue to expect to use leverage, which will magnify the potential for loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leverage fund include volatility and possible distribution restrictions.

•
We invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Q:	Do you currently own any investments?

A:
Yes. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements included herein, our periodic reports under the Exchange Act and
 www.hlend.com
 for information on our investments.

Q:	What is a “best efforts” offering?

A:
Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the Managing Dealer and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:	What is the expected term of this offering?

A:
We have registered a total of $8,000,000,000 in Common Shares and have sold approximately $6,104,000,000 in Common Shares as of February 29, 2024. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	What is a regulated investment company, or RIC?

A:	We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under the Code.
In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	s atisfies various requirements of the Code, including an asset diversification requirement; and

•
is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (
i.e.
, taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	Who administers the Fund?

A:
HPS (the “Administrator”) provides or oversees the performance of administrative and compliance services. We reimburse the Administrator for its costs, expenses and our allocable portion of compensation (including salaries, bonuses and benefits) of the Administrator’s personnel and the Administrator’s overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement. See “Advisory Agreement and Administration Agreement—Administration Agreement.”

Q:	What are the offering and servicing costs?

A:
Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, Class I or Class F shares; however, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares. Please consult your selling agent for additional information.

Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation, we pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. No shareholder servicing or distribution fees are paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

As our investment adviser prior to June 30, 2023, HPS agreed to advance all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through February 3, 2022, the date on which we broke escrow for our initial offering of Common Shares. On such date, the Fund became obligated to reimburse HPS for such advanced expenses and HPS subsequently requested reimbursement of these expenses and was paid pursuant to the Expense Support and Conditional Reimbursement Agreement we previously entered into with HPS. After such date, the Fund bears all such expenses, subject to the Expense Support and Conditional Reimbursement Agreement it has entered into with the Adviser (the “Expense Support Agreement”) and the expense support and conditional reimbursement agreement it previously entered into with HPS (for such expenses incurred prior to June 30, 2023) (the “Prior Expense Support Agreement” and together with the Expense Support Agreement, the “Expense Support Agreements”). Pursuant to the Expense Support Agreements, HPS was, and the Adviser is, obligated to advance all of our Other Operating Expenses (as defined below) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. We were and are obligated to reimburse HPS and the Adviser, respectively, for such advanced expenses only if certain conditions are met. See “Plan of Distribution” and “Expense Support and Conditional Reimbursement Agreement.” For purposes hereof, “Other Operating Expenses” means our total organization and offering expenses, professional fees, trustee fees, administration fees, and other general and administrative expenses (including our allocable portion of compensation (including salaries, bonuses and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement).

Q:	What are our expected operating expenses?

A:
We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the fees we pay to our Administrator. See “Fees and Expenses.”

Q:	What are our policies related to conflicts of interests with the Adviser and its affiliates?

A:
The Adviser and its affiliates are subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide for us. These conflicts arise primarily from the involvement of the Adviser and HPS in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

•
Conflicts of Interest Generally.
In the ordinary course of their business activities, the Adviser and HPS will engage in activities where the interests of certain of their own interests or the interests of their clients will conflict with the interests of the shareholders in the Fund. Other present and future activities of the Adviser and/or HPS will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the 1940 Act, and the Board of Trustees’ oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund. Investors should be aware that conflicts will not necessarily be resolved in favor of the Fund’s interests. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board of Trustees with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act, including Section 57(f), and the Advisers Act. The Fund may enter into joint transactions or cross-trades with clients or affiliates of the Adviser to the extent permitted by the 1940 Act, the Advisers Act and any applicable co-investment
order from the SEC. Subject to the limitations of the 1940 Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other funds and accounts sponsored or managed by the Adviser or HPS.

•
Relationship among the Fund, the Adviser and the Investment Team
. The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. For example, the incentive fee creates an incentive for the Adviser to recommend more speculative investments for the Fund than it would otherwise in the absence of such performance-based compensation.

HPS or its affiliates, principals or employees (the “Affiliated Group”) will invest for their own accounts and manage accounts for other individuals or entities, including entities in which the Affiliated Group or its trustees or employees may hold an interest, either directly in managed accounts or indirectly through investments in private investment entities. Any of such accounts will pay different fees, invest with leverage or utilize different investment strategies than the Fund. In addition, the Fund may enter into transactions with such accounts, and the Affiliated Group may invest in the same securities and instruments on behalf of such accounts that the Fund invests in, in each case to the extent permitted by the 1940 Act. The Affiliated Group or its personnel will have income or other incentives to favor such accounts.

•
Co-Investment
Transactions.
The Fund and the Adviser have received an exemptive order from the SEC that permits the Fund to co-invest
with certain other persons, including certain affiliated accounts managed and controlled by the Adviser. Subject to the 1940 Act and the conditions of the co-investment
order issued by the SEC, the Fund may, under certain circumstances, co-invest
with certain affiliated accounts in investments that are suitable for the Fund and one or more of such affiliated accounts. Even though the Fund and any such affiliated account co-invest
in the same securities, conflicts of interest may still arise. If the Adviser is presented with co-investment
opportunities that generally fall within the Fund’s investment objective and other Board-established criteria and those of one or more affiliated accounts advised by the Adviser, whether focused on a debt strategy or otherwise, the Adviser will allocate such opportunities among the Fund and such affiliated accounts in a manner consistent with the exemptive order and the firm-wide allocation policies and procedures.

To the extent consistent with applicable law and/or exemptive relief issued to the Fund, in addition to such co-investments,
the Fund and HPS or an affiliated account may, as part of unrelated transactions, invest in either the same or different tiers of a portfolio company’s capital structure or in an affiliate of such portfolio company. To the extent the Fund holds investments in the same portfolio company or in an affiliate thereof that are different (including with respect to their relative seniority) than those held by HPS or an affiliated account, the Adviser may be presented with decisions when the interests of the two co-investors
are in conflict.

•
Competition among the Accounts Sponsored or Managed by HPS and Its Affiliates
. The Affiliated Group is actively engaged in advisory and management services for multiple collective investment vehicles and managed accounts (each, an “Affiliated Group Account” and together, the “Affiliated Group Accounts”). The Affiliated Group expects to sponsor or manage additional collective investment vehicles and managed accounts in the future. The Affiliated Group may employ the same or different investment strategies for the various Affiliated Group Accounts it manages or otherwise advises.

Conflicts could arise after the Affiliated Group Account, on the one hand, and the Fund, on the other hand, make investments in the same issuer with respect to the issuer’s strategy, growth and financing alternatives and with respect to the manner and timing of the Fund’s exit from the investment compared to the Affiliated Group Account’s exit. The Affiliated Group Accounts may make decisions that are more beneficial to themselves than to the Fund. Further, investments may benefit one or more of the Affiliated Group Accounts disproportionately to their benefit to the Fund. Conversely, the interests of one or more of the Affiliated Group Accounts in one or more investments may, in the future, be adverse to that of the Fund, and the Adviser may be incentivized not to undertake certain actions on behalf of the Fund in connection with such investments, including the exercise of certain rights the Fund may have, in view of the investment by the Affiliated Group in such investments.
In addition, subject to applicable law, the Affiliated Group and one or more Affiliated Group Accounts (including the Fund), expect to invest, from time to time, in different instruments or classes of securities of the same issuer, including where the Fund and/or any Affiliated Group Account control the majority of such instrument or class of securities. In these circumstances, actions taken on behalf of the Fund may be adverse to the mezzanine investors, and vice versa, creating a conflict of interest for the Adviser and HPS. In addition, if an Affiliated Group Account holds voting securities (for example, equity) of an issuer in which the Fund holds non-voting
securities (for example, secured debt) of such issuer, HPS or the Adviser, acting on behalf of such Affiliated Group Account may vote on certain matters in a manner that has an adverse effect on the positions held by the Fund (
e.g.
, regarding whether an Affiliate Group Account agrees to waive certain covenants or make certain amendments). Conversely, if the Fund holds voting securities of an issuer, the Adviser’s vote on behalf of the Fund on a matter may end up benefiting Affiliated Group Accounts and harming the Fund, especially with the benefit of hindsight (
e.g.
, if the Fund agrees to certain covenants, waivers or amendments, but the issuer and the Fund’s investment in such issuer end up getting further impaired).
For the foregoing reasons, among others, the Affiliated Group and its portfolio managers, including the Investment Team, are generally expected to have a conflict of interest between acting in the best interests of the Fund and such other Affiliated Group Accounts. The Adviser and HPS have developed policies and procedures that provide that they will allocate investment opportunities and make purchase and sale decisions among the Fund, HPS’s clients and the Adviser’s other clients in a manner that they consider, in their discretion and consistent with their fiduciary obligation to their clients, to be reasonable.
Future investment activities by the Adviser on behalf of other clients and HPS on behalf of its clients may give rise to additional conflicts of interest and demands on the Adviser’s and HPS’s time and resources.
See “Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.

Q:	Who can help answer my questions?

A:
If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial advisor or our transfer agent at HPS Corporate Lending Fund, c/o U.S. Bank Global Fund Services, 615 East Michigan Street Milwaukee, WI 53202, or at
1-888-484-1944.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class S Shares	Class F Shares	Class D Shares	Class I Shares
Shareholder transaction expense (fees paid directly from your investment)
Maximum sales load (1)	—%	—%	—%	—%
Maximum Early Repurchase Deduction (2)	2.0%	2.0%	2.0%	2.0%

Annual expenses (as a percentage of net assets attributable to our Common Shares) (3)
Base management fees (4)	1.25%	1.25%	1.25%	1.25%
Incentive fees (5)	—%	—%	—%	—%
Shareholder servicing and/or distribution fees (6)	0.85%	0.50%	0.25%	—%
Interest payment on borrowed funds (7)	8.60%	8.60%	8.60%	8.60%
Other expenses (8)	0.35%	0.35%	0.35%	0.35%
Total annual expenses	11.05%	10.70%	10.45%	10.20%

(1)
Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, Class I shares or Class F shares; however, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares. Please consult your selling agent for additional information.

(2)
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be subject to a fee of 2.0% of such NAV. The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)
Estimated average net assets of $7.0 billion for the fiscal year ending December 31, 2024 was employed as the denominator for the expense ratio computation. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/depreciation and share repurchase activity, if any.

(4)	The base management fee paid to our Adviser is calculated at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month.
(5)	We may have capital gains and investment income that could result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:

•
The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•
The second part of the incentive is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. We expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 5.0% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5.0% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.63% of our net assets would be payable. See “Advisory Agreement and Administration Agreement” for more information concerning the incentive fees.

(6)
Subject to FINRA limitations on underwriting compensation, we also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. No shareholder servicing or distribution fees are paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D shares or Class F shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

(7)
We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 100% of our estimated average net assets for the fiscal year ending December 31, 2024, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees on the amount borrowed is 8.60%. Our ability to incur leverage depends, in large part, the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.

(8)	“Other expenses” include accounting, legal and auditing fees, custodian and transfer agent fees, reimbursement of expenses to our Administrator, organization and offering expenses, insurance costs and fees payable to our Trustees, as discussed in “Advisory Agreement and Administration Agreement.” Other expenses represent the estimated annual other expenses of the Fund and its subsidiaries based on annualized other expenses for the current fiscal year ending December 31, 2024 and estimated average net assets of $7.0 billion for the fiscal year ending December 31, 2024
.

We have entered into the Expense Support Agreement with the Adviser. Pursuant to the Expense Support Agreement, the Adviser is obligated to advance all of our Other Operating Expenses (each, a “Required Expense Payment”) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. Any Required Expense Payment must be paid by the Adviser to us in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Adviser or its affiliates. The Adviser may elect to pay certain additional expenses on our behalf (each, a “Voluntary Expense Payment” and together with a Required Expense Payment, the “Expense Payments”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Voluntary Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. The Adviser will be entitled to reimbursement of an Expense Payment from us if Available Operating Funds (as defined below under “Expense Support and Conditional Reimbursement Agreement”) exceed the cumulative distributions accrued to the Fund’s shareholders, among other conditions. See “Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to make Voluntary Expense Payments is voluntary, the table above does not reflect the impact of any Voluntary Expense Payments from the Adviser.
Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) that our annual operating expenses and offering expenses remain at the levels set forth in the table above, after application of the Adviser’s obligation to make Required Expense Payments as described above, except to reduce annual expenses upon completion of organization and offering expenses, (2) that the annual return after management fees and other expenses, but before incentive fees is 5.0%, (3) that the net return after payment of incentive fees is distributed to shareholders net of the shareholder servicing and/or distributions fees and such amount is reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.
Class S shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$110	$312	$490	$848
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$117	$327	$511	$872
Class F shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$107	$303	$477	$833
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$113	$319	$499	$859

Class D shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$104	$297	$469	$823
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$111	$312	$490	$849
Class I shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$102	$290	$460	$812
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$108	$306	$482	$839
While the examples assume a 5.0% annual return on investment after management fees and expenses, but before incentive fees, our performance will vary and may result in an annual return that is greater or less than this.
These examples should not be considered a representation of your future expenses.
If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Advisory Agreement and Administration Agreement” for information concerning incentive fees.

FINANCIAL HIGHLIGHTS
The following table of financial highlights is intended to help a prospective investor understand the Fund’s financial performance for the periods shown. The financial data set forth in the following table as of and for the years ended December 31, 2023 and December 31, 2022 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose report thereon is included in this prospectus or the Fund’s Annual Report on Form
10-K
for the fiscal years ended December 31, 2023 and December 31, 2022, which may be obtained from
www.sec.gov
or upon request. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.
The following are the financial highlights for the years ended December 31, 2023 and December 31, 2022:

	For the Years Ended December 31,
	2023				2022
	Class I	Class D	Class F	Class S (8)	Class I	Class D	Class F
Per Share Data:
Net asset value, beginning of period	$23.88	$23.88	$23.88	$25.11	$25.00	$25.00	$25.00
Net investment income (1)	2.86	2.80	2.74	0.63	2.21	2.19	2.20
Net unrealized and realized gain (loss) (2)	1.09	1.09	1.08	0.06	(1.50)	(1.49)	(1.51)

Net increase (decrease) in net assets resulting from operations	3.95	3.89	3.82	0.69	0.71	0.70	0.69
Distributions from net investment income (3)	(2.77)	(2.71)	(2.64)	(0.74)	(1.83)	(1.82)	(1.81)
Distributions from net realized gains (3)	—	—	—	—	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(2.77)	(2.71)	(2.64)	(0.74)	(1.83)	(1.82)	(1.81)

Early repurchase deduction fees (7)	—	—	—	—	—	—	—

Total increase (decrease) in net assets	1.18	1.18	1.18	(0.05)	(1.12)	(1.12)	(1.12)

Net asset value, end of period	$25.06	$25.06	$25.06	$25.06	$23.88	$23.88	$23.88

Shares outstanding, end of period	52,457,511	28,192,719	125,381,461	857,879	35,101,879	17,538,259	92,059,512
Total return based on NAV (4)	17.28%	16.99%	16.70%	2.78%	2.93%	2.89%	2.85%
Ratios:
Ratio of net expenses to average net assets (5) (6)	9.68%	10.02%	10.18%	10.68%	3.11%	3.09%	3.28%
Ratio of net investment income to average net assets (5)(6)	11.73%	11.57%	11.24%	10.20%	9.95%	9.88%	9.91%
Portfolio turnover rate	9.31%	9.31%	9.31%	9.31%	6.82%	6.82%	6.82%
Supplemental Data:
Net assets, end of period	$1,314,775	$706,613	$3,142,475	$21,501	$838,207	$418,798	$2,198,267
Asset coverage ratio	223.2%	223.2%	223.2%	223.2%	247.4%	247.4%	247.4%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The amount shown does not correspond with the aggregate amount for the period as it includes the effect of the timing of capital transactions.
(3)
The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (please refer to “Note 9. Net Assets” to the consolidated financial statements included elsewhere in this prospectus).

(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming distributions are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fees, if any.

(5)
For the year ended December 31, 2022, amounts are annualized except for non-recurring
expenses. For the year ended December 31, 2022, the ratio of total operating expenses to average net assets was 5.42%, 5.55% and 5.93% on Class I, Class D and Class F, respectively, on an annualized basis, excluding the effect of expense support/(recoupment), distribution and/or shareholder servicing fees waiver, and management fee and income based incentive fee waivers by the Adviser which represented 2.30%, 2.46% and 2.66% on Class I, Class D and Class F, respectively, of average net assets.

(6)	For the year ended December 31, 2023, amounts are annualized except for excise tax, and capital gains incentive fee.
(7)	The per share amount rounds to less than $0.01 per share.
(8)	Class S Shares commenced operations on October 1, 2023.

RISK FACTORS
Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face, but do represent all known material risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.
Risks Relating to Our Business and Structure
The Fund Has Limited Operating History.
The Fund is a
non-diversified,
closed-end
management investment company that has elected to be regulated as a BDC with limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision. There can be no assurance that the results achieved by similar strategies managed by HPS or its affiliates will be achieved for the Fund. Past performance should not be relied upon as an indication of future results. Moreover, the Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that it will not achieve its investment objective and that the value of an investor’s investment could decline substantially or that the investor will suffer a complete loss of its investment in the Fund.
Prior to the commencement of the Fund’s operations, the Adviser and the members of the Investment Team had no prior experience managing a BDC, and the investment philosophy and techniques used by the Adviser to manage a BDC may differ from the investment philosophy and techniques previously employed by the Adviser, its affiliates, and the members of the Investment Team in identifying and managing past investments. In addition, the 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private companies or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment. The Adviser’s and the members of the Investment Team’s limited experience in managing a portfolio of assets under such constraints may hinder their respective ability to take advantage of attractive investment opportunities and, as a result, achieve the Fund’s investment objective.
The Fund May Not
be
Able to Meet
its
Investment Objective
.
The Adviser cannot provide assurances that it will be able to identify, choose, make or realize investments of the type targeted for the Fund. There is also no guarantee that the Adviser will be able to source attractive investments for the Fund within a reasonable period of time. There can be no assurance that the Fund will be able to generate returns for the investors or that returns will be commensurate with the risks of the investments. The Fund may not be able to achieve its investment objective and investors may lose some or all of their invested capital. The failure by the Fund to obtain indebtedness on favorable terms or in the desired amount will adversely affect the returns realized by the Fund and impair the Fund’s ability to achieve its investment objective.
The Fund is Dependent on the Investment Team.

The success of the Fund depends in substantial part on the skill and expertise of the Investment Team. Although the Adviser believes the success of the Fund is not dependent upon any particular individual, there can be no assurance that the members of the Investment Team will continue to be affiliated with the Adviser and/or HPS throughout the life of the Fund or will continue to be available to manage the Fund. The unavailability of members of the Investment Team to manage the Fund’s investment program could have a material adverse effect on the Fund.

An Investment in the Fund is Illiquid and There
are
Restrictions on Withdrawal.
An investment in the Fund is suitable only for certain sophisticated investors that have no need for immediate liquidity in respect of their investment and who can accept the risks associated with investing in illiquid investments.
Our Common Shares are illiquid investments for which there is not and will likely not be a secondary market. Liquidity for our Common Shares will be limited to participation in our share repurchase program, which we have no obligation to maintain. When we make quarterly repurchase offers pursuant to the share repurchase program, we will offer to repurchase Common Shares at a price that is estimated to be equal to our net asset value per share on the last day of such quarter, which may be lower than the price that you paid for our Common Shares. As a result, to the extent you paid a price that includes the related sales load and to the extent you have the ability to sell your Common Shares pursuant to our share repurchase program, the price at which you may sell Common Shares may be lower than the amount you paid in connection with the purchase of Common Shares in the offering.
Shareholders Have No Right to Control the Fund
’
s Operations.

The Fund is managed exclusively by the Adviser. Shareholders will not make decisions with respect to the management, disposition or other realization of any investment, the day-to-day
operations of the Fund, or any other decisions regarding the Fund’s business and affairs, except for limited circumstances. Specifically, shareholders will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding investments by the Fund or receive any financial information issued directly by the portfolio companies that is available to the Adviser. Shareholders should expect to rely solely on the ability of the Adviser with respect to the Fund’s operations.
The Fund
’
s Assets
are
Subject to Recourse.

The assets of the Fund, including any investments made by and any capital held by the Fund are available to satisfy all liabilities and other obligations of the Fund, as applicable. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and may not be limited to any particular asset, such as the investment giving rise to the liability.
The Fund Borrows Money, Which Magnifies the Potential for Gain or Loss on Amounts and May Increase the Risk of Investing With Us.
Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. We currently borrow under the Credit Facilities (as defined below), have completed a term debt securitization consisting of three tranches of secured notes (the “2023 CLO Secured Notes”) and subordinated notes (the “2023 CLO Subordinated Notes”), and have issued or assumed other senior securities, including the Unsecured Notes (as defined below), and in the future may borrow from, or issue additional senior securities to, banks, insurance companies, funds, institutional investors and other lenders and investors. Lenders and holders of such senior securities have fixed dollar claims on our consolidated assets that are superior to the claims of our common shareholders or any preferred shareholders. If the value of our consolidated assets increases, then leveraging would cause the net asset value per share of our Common Shares to increase more sharply than it would have had we not incurred leverage.
Conversely, if the value of our consolidated assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not incurred leverage. Similarly, any increase in our consolidated income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would had we not incurred leverage, while any decrease in our consolidated income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make distribution payments on our Common Shares. There can be no assurance that a leveraging strategy will be successful.
As of December 31, 2023, we had approximately $2,837.4 million of outstanding borrowings under our credit facilities (collectively, the “Credit Facilities”), $1,050.0 million in aggregate principal amount outstanding of unsecured notes comprised of $170 million in aggregate principal amount of its Series A Senior Notes,

Tranche A (the “November 2025 Notes”), $155 million in aggregate principal amount of its Series A Senior Notes, Tranche B (the “November 2027 Notes”), $276 million in aggregate principal amount of its Series A Senior Notes, Tranche A (the “March 2026 Notes”), $124 million in aggregate principal amount of its Series A Senior Notes, Tranche B (the “March 2028 Notes”), $75 million in aggregate principal amount of its Series 2023-B Senior Notes, Tranche A (the “September 2027 Notes”), and $250 million in aggregate principal amount of its Series 2023-B Senior Notes, Tranche B (the “September 2028 Notes,” together with the November 2025 Notes, the November 2027 Notes, the March 2026 Notes, the March 2028 Notes and the September 2027 Notes, the “Unsecured Notes”), and $323.0 million in aggregate principal amount outstanding of the 2023 CLO Secured Notes. The weighted average stated interest rate on our principal amount of outstanding indebtedness as of December 31, 2023 was 8.12% (excluding deferred financing costs, deferred issuance costs and unused fees). We intend to continue borrowing under the Credit Facilities in the future and we may increase the size of the Credit Facilities or issue additional debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). For more information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition, Liquidity and Capital Resources.” Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our Adviser’s and our Board’s assessments of market and other factors at the time of any proposed borrowing. We are currently allowed to borrow amounts such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% after such borrowing (
i.e.
, we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us).
The Credit Facilities, the Unsecured Notes and debt securitization issuances impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew the Credit Facilities or to add new or replacement debt facilities or to issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.
The following table illustrates the effect on return to a holder of our Common Shares of the leverage created by our use of borrowing at the weighted average stated interest rate of 8.12% (excluding deferred financing costs, deferred issuance costs and unused fees) as of December 31, 2023, together with (a) our total value of net assets as of December 31, 2023; (b) approximately $4,210.4 million in aggregate principal amount of indebtedness outstanding as of December 31, 2023 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%.

	Assumed Return on Portfolio (Net of Expenses) (1)
	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders (2)	(25.33)%	(15.96)%	(6.60)%	2.77%	12.14%

(1)
The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2023. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2023.

(2)
In order to compute the “Corresponding Return to Common Shareholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets at December 31, 2023 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average stated interest rate of 8.12% by the approximately $4,210.4 million of principal debt outstanding) is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of December 31, 2023 to determine the “Corresponding Return to Common Shareholders.”

Based on our outstanding indebtedness of $4,210.4 million as of December 31, 2023 and the effective weighted average annual interest rate of 8.12% as of that date (excluding deferred financing costs, deferred issuance costs and unused fees), our investment portfolio would have been required to experience an annual return of at least 3.52% to cover annual interest payments on the outstanding debt.
There Can
be
No Assurance the Fund Will be Able to Obtain Leverage.
The Fund has and will continue to seek to regularly employ a significant amount of direct or indirect leverage in a variety of forms through borrowings, derivatives and other financial instruments as part of its investment program. However, there can be no assurance that the Fund will be able to obtain indebtedness at all or to the desired degree or that indebtedness will be accessible by the Fund at any time or in connection with any particular investment. If indebtedness is available to the Fund, there can be no assurance that such indebtedness will be available in the desired amount or on terms favorable to the Fund and/or terms comparable to terms obtained by competitors. The terms of any indebtedness are expected to vary based on the counterparty, timing, size, market interest rates, other fees and costs, duration, advance rates, eligible investments, and the ability to borrow in currencies other than the U.S. dollar. Moreover, market conditions or other factors may cause or permit the amount of leverage employed by the Fund to fluctuate over the Fund’s life. Furthermore, the Fund may seek to obtain indebtedness on an investment-by-investment
basis, and leverage may not be available or may be available on less desirable terms in connection with particular investments. The instruments and borrowing utilized by the Fund to leverage its investments may be collateralized by other assets of the Fund.
The Fund has incurred and expects in the future that it will continue to incur indebtedness collateralized by the Fund’s assets. As a BDC, with certain limited exceptions, the Fund will only be permitted to borrow amounts such that the Fund’s asset coverage ratio, as defined in the 1940 Act, equals at least 150% (equivalent to $2 of debt outstanding for each $1 of equity) after such borrowing. If the Fund is unable to obtain and maintain the desired amount of borrowings on favorable terms, the Adviser may seek to realize the Fund’s investments earlier than originally expected.
The Fund is Subject to Risks Relating to the Availability of Asset-Based Leverage.
The Fund has utilized and expects to continue to utilize asset-based leverage in acquiring investments on a deal-by-deal
basis. However, there can be no assurance that the Fund will be able to obtain indebtedness with respect to any particular investment. If indebtedness is available in connection with a particular investment, there can be no assurance that such indebtedness will be on terms favorable to the Fund and/or terms comparable to terms obtained by competitors, including with respect to costs, duration, size, advance rates and interest rates. Moreover, market conditions or other factors may cause or permit the amount of leverage employed by the Fund to fluctuate over its life. For example, if leverage is obtained later in the Fund’s life, the Fund may immediately deploy such leverage in order to achieve the desired borrowing ratio, which may involve making distributions of borrowed funds. If the Fund is unable to, or not expected to be able to, obtain indebtedness in connection with a particular investment, the Fund may determine not to make the investment or may invest a different proportion of its available capital in such investment. This may affect the ability of the Fund to make investments, could adversely affect the returns of the Fund and may impair its ability to achieve its investment objective. In addition, the lender may impose certain diversification or other requirements in connection with asset-based leverage, and these restrictions are expected to impact the ability of the Fund to participate in certain investments or the amount of the Fund’s participation in certain investments.
The Fund is Subject to Risks Relating to Use of Leverage.
The Fund has sought and will continue to seek to employ direct or indirect leverage in a variety of forms, including through borrowings, derivatives, and other financial instruments as part of its investment program, which leverage has been and is expected to be secured by the Fund’s assets. The greater the total leverage of the Fund relative to its assets, the greater the risk of loss and possibility of gain due to changes in the values of its investments. The extent to which the Fund uses leverage may have other significant consequences to shareholders, including, the following: (i) greater fluctuations in the net assets of the Fund; (ii) use of cash flow (including capital contributions) for debt service and related costs and expenses, rather than for additional investments, distributions, or other purposes; (iii) to the extent that the

Fund’s cash proceeds are required to meet principal payments, the shareholders may be allocated income (and therefore incur tax liability) in excess of cash available for distribution; (iv) in certain circumstances the Fund may be required to harvest investments prematurely or in unfavorable market conditions to service its debt obligations, and in such circumstances the recovery the Fund receives from such harvests may be significantly diminished as compared to the Fund’s expected return on such investments; (v) limitation on the Fund’s flexibility to make distributions to shareholders or result in the sale of assets that are pledged to secure the indebtedness; (vi) increased interest expense if interest rate levels were to increase significantly; (vii) during the term of any borrowing, the Fund’s returns may be materially reduced by increased costs attributable to regulatory changes; and (viii) banks and dealers that provide financing to the Fund may apply discretionary margin, haircut, financing and collateral valuation policies. Changes by banks and dealers in any of the foregoing may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can also be no assurance that the Fund will have sufficient cash flow or be able to liquidate sufficient assets to meet its debt service obligations. As a result, the Fund’s exposure to losses, including a potential loss of principal, as a result of which shareholders could potentially lose all or a portion of their investments in the Fund, may be increased due to the use of leverage and the illiquidity of the investments generally. Similar risks and consequences apply with respect to indebtedness related to a particular asset or portfolio of assets.
To the extent that the Fund enters into multiple financing arrangements, such arrangements may contain cross-default provisions that could magnify the effect of a default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund.
As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we employ is subject to oversight by our Board, a majority of whom are Independent Trustees with no material interests in such transactions.
Although borrowings by the Fund have the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings by the Fund may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.
The Fund is Subject to Risks Relating to Seller Financing.

The Fund may utilize seller financing (
i.e.
, make investments that are financed, in whole or in part, by the Fund borrowing from the sellers of said investments or their affiliates) and other one-off
financing solutions on a
case-by-case
basis. Providers of seller financing may be motivated to sell a particular asset, and may be willing to provide a prospective purchaser of such asset with more favorable pricing and/or greater amounts of leverage than would otherwise be the case if such purchaser sought financing from unrelated, third-party providers of leverage. To the extent that the Fund is able to obtain seller financing in connection with a particular investment, the Fund may seek to employ more leverage than would otherwise be the case in the absence of such seller financing. While the Fund’s use of seller financing could increase the potential return to shareholders to the extent that there are gains associated with such investment, such use of seller financing will increase risks associated with the use of leverage generally, including the risks associated with such investment and the exposure of such investment to adverse economic factors such as deteriorations in overall conditions in the economy or in the condition of the particular issuer.

The Fund is Subject to Risks Relating to Obtaining a Rating from One or More Credit Rating Agencies.
The Fund has applied and may continue to apply to one or more credit rating agencies to rate the Fund and/or its assets in order to provide the Fund access to different sources of indebtedness or capital as well as to help meet the Fund’s risk/return objectives, its overall target indebtedness ratio or other considerations as determined by the Adviser. In connection with such rating or ratings, the credit rating agency or credit rating agencies may review and analyze the Fund’s counterparties, the Adviser, the Administrator, the investments and expected investments of the Fund, the legal structure of the Fund, the historical and current shareholders and Fund performance data. There can be no assurance that the Fund will apply for any additional rating or ratings, that a credit rating agency will provide a rating or that such a rating will be beneficial to the Fund. In addition, when making investment decisions for the Fund (including establishing the Fund’s investment portfolio), the Adviser may consider the implications of the investment portfolio on a credit rating agency or credit rating agencies’ rating or ratings of the Fund and tailor the Fund’s investment portfolio taking into account such considerations. There is a risk that a rating agency could incorrectly rate, or downgrade ratings which could have a material effect on the Fund, including its assets and its ability to acquire indebtedness.
The Adviser May
be
Required to Expedite Investment Decisions.
Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment. In addition, the Adviser may rely upon independent consultants and other sources in connection with its evaluation of proposed investments, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants or other sources or to the Fund’s right of recourse against them in the event errors or omissions do occur.
The Fund is Subject to Risks Relating to Insurance.
HPS and/or the Adviser have purchased and are maintaining an omnibus insurance policy which include coverage in respect of the Fund and one or more other clients of the Adviser and its affiliates, including certain of their respective indemnified persons (which omnibus insurance policy or policies may provide coverage to the Adviser and such indemnified persons for events unrelated to the Fund). The pro rata portion of the premiums for such shared insurance policies generally will be borne by the Fund, and such shared insurance policies are expected to have overall caps on coverage. To the extent an insurable event results in claims in excess of such a cap, the Fund may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each insured party. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and the Fund experiences an insurable loss after such event, the Fund’s receipts from such insurance policy may also be diminished. Insurance policies covering the Fund may provide insurance coverage to indemnified persons for conduct that would not be covered by indemnification. In addition, the Fund may need to initiate litigation in order to collect from an insurance provider, which may be lengthy and expensive for the Fund and which ultimately may not result in a financial award.
While HPS and the Adviser expect to allocate insurance expenses in a manner they determine to be fair and equitable, taking into account any factors they deem relevant to the allocation of such expenses, because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such expenses may require HPS and the Adviser to take into consideration facts and circumstances that are subjective in nature. It is unlikely that HPS or the Adviser will be able to accurately allocate the expenses of any such insurance policies based on the actual claims related to a particular client, including the Fund.
The Fund is Subject to Risks Relating to Indemnification.

The Fund is required to indemnify the Adviser, the members of the Board and each other person indemnified under the Declaration of Trust and the Bylaws of the Fund (as amended or restated from time to time, the “Bylaws”) for liabilities incurred in connection with the Declaration of Trust, the Bylaws, the Advisory Agreement and the Fund’s activities, except in certain circumstances. Subject to the limits on indemnification under Section 17(h) of the 1940 Act, the Declaration of Trust provides that the Fund shall not indemnify such persons to the extent liability and losses are the result of, negligence or misconduct in the case of an Interested Trustee, officer, employee, controlling person or agent of the Fund, or gross negligence or willful misconduct in the case of an Independent Trustee. Subject to the limits on indemnification under Section 17(i) of the 1940 Act, the Advisory Agreement provides that the Adviser shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on the Adviser’s part in the performance of its duties or by reason of the reckless disregard of its duties and obligations. The Fund also indemnifies certain service providers, including the Administrator and the Fund’s auditors, as well as consultants and sourcing, operating and joint venture partners. Such liabilities may be material and may have an adverse effect on the returns to the shareholders. The indemnification obligation of the Fund would be payable from the assets of the Fund. The application of the indemnification and exculpation standards may result in shareholders bearing a broader indemnification obligation in certain cases than they would in the absence of such standards. As a result of these considerations, even though such provisions will not act as a waiver on the part of any investor of any of its rights which are not permitted to be waived under applicable law, the Fund may bear significant financial losses even where such losses were caused by the negligence or other conduct of such indemnified persons.
The Fund is Subject to Risks Relating to Certain Proceedings and Investigations.
The Adviser and its affiliates and/or the Fund may be subject to claims (or threats of claims), and governmental investigations, examinations, requests for information, audits, inquiries, subpoenas and other regulatory or civil proceedings. The outcome of any investigation, action or proceeding may materially adversely affect the value of the Fund, including by virtue of reputational damage to the Adviser and may be impossible to anticipate. Any such investigation, action or proceeding may continue without resolution for long periods of time and may consume substantial amounts of the Adviser’s time and attention, and that time and the devotion of these resources to any investigation, action or proceeding may, at times, be disproportionate to the amounts at stake in such investigation, action or proceeding. The unfavorable resolution of such items could result in criminal or civil liability, fines, settlements, charges, penalties or other monetary or non-monetary
remedies or sanctions that could negatively impact the Adviser, its affiliates and/or the Fund. In addition, such actions and proceedings may involve claims of strict liability or similar risks against the Fund in certain jurisdictions or in connection with certain types of activities. In some cases, the expense of such investigations, actions or proceedings and paying any amounts pursuant to settlements or judgments would be borne by the Fund.
The Fund is Not Registered as an Investment Company Under the 1940 Act
.

While the Fund is not registered as an investment company under the 1940 Act, it is subject to regulation as a BDC under the 1940 Act and is required to adhere to the provisions of the 1940 Act applicable to BDCs. The Common Shares have not been recommended by any U.S. federal or state, or any
non-U.S.,
securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this registration statement. Any representation to the contrary is a criminal offense.
The Fund is Subject to Risks Relating to Portfolio Valuation.
The Adviser, subject at all times to the oversight of the Board, determines the valuation of the Fund’s investments. It is expected that the Adviser will have a limited ability to obtain accurate market quotations for purposes of valuing most of the Fund’s investments, which may require the Adviser to estimate, in accordance with valuation policies established by the Board, the value of the Fund’s debt and other investments on a valuation date. Further, because of the overall size and concentrations in particular markets, the maturities of positions that may be held by the Fund from time to time and other factors, the liquidation values of the Fund’s investments may differ significantly from the interim valuations of these investments derived from the valuation methods described herein. If the Adviser’s valuation should prove to be incorrect, the stated value of the Fund’s investments could be adversely affected. Absent bad faith or manifest error, valuation determinations of the Adviser will be conclusive and binding on the shareholders.
Valuation of the types of assets in which the Fund invests are inherently subjective. In addition, the Adviser may have an interest in determining higher valuations in order to be able to present better performance to prospective investors. In certain cases, the Fund may hold an investment in an issuer experiencing distress or going through bankruptcy. In such a situation, the Adviser may continue to place a favorable valuation on such investment due to the Adviser’s determination that the investment is sufficiently secured despite the distressed state or bankruptcy of the issuer. However, no assurances can be given that this assumption is justified or that such valuations will be accurate in the long term. In addition, an investment in a portfolio company may not be permanently written-off
or permanently written down despite its distressed state or covenant breach until such portfolio company experiences a material corporate event (
e.g.
, bankruptcy or partial sale) which establishes an objective basis for such revised valuation. In these circumstances, the Adviser has an interest in delaying any such write-offs or write-downs to maintain a higher management fee base and thus, management fees paid to the Adviser.
In addition, the Adviser relies on third-party valuation agents to verify the value of certain investments. An investment may not have a readily ascertainable market value and accordingly, could potentially make it difficult to determine a fair value of an investment and may yield an inaccurate valuation. Further, because of the Adviser’s knowledge of the investment, the valuation agent may defer to the Adviser’s valuation even where such valuation may not be accurate or the determination thereof involved a conflict of interest. An inaccurate valuation of one or more investments could have a substantial impact on the Fund.
The Fund is Subject to Risks Relating to Rights Against Third Parties, Including Third-Party Service Providers.
The Fund is reliant on the performance of third-party service providers, including the Adviser, the Administrator, auditors, legal advisors, lenders, bankers, brokers, consultants, sourcing, operating and joint venture partners and other service providers (collectively, “Service Providers”). Further information regarding the duties and roles of certain of these Service Providers is provided in this registration statement and the Fund’s other publicly available reports. The Fund may bear the risk of any errors or omissions by such Service Providers. In addition, misconduct by such Service Providers may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Each shareholder’s contractual relationship in respect of its investment in Common Shares of the Fund is with the Fund only and shareholders are not in contractual privity with the Service Providers. Therefore, generally, no shareholder will have any contractual claim against any Service Provider with respect to such Service Provider’s default or breach. Accordingly, shareholders must generally rely upon the Adviser and/or Administrator to enforce the Fund’s rights against Service Providers. In certain circumstances, which are generally not expected to prevail, shareholders may have limited rights to enforce the Fund’s rights on a derivative basis or may have rights against Service Providers if they can establish that such Service Providers owe duties to the shareholders. In addition, shareholders will have no right to participate in the day-to-day
operation of the Fund and decisions regarding the selection of Service Providers. Rather, the Adviser and/or Administrator will select the Fund’s Service Providers and determine the retention and compensation of such providers without the review by or consent of the shareholders. The shareholders must therefore rely on the ability of the Adviser and/or Administrator to select and compensate Service Providers and to make investments and manage and dispose of investments.
The Fund is Subject to Risks Relating to Lack of Diversification.
The Fund is classified as a
non-diversified
investment company within the meaning of the 1940 Act, which means that the Fund is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. To the extent that the Fund assumes large positions in the securities of a small number of issuers, its net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond the Fund’s asset diversification requirements as a RIC under the Code, the Fund does not have fixed guidelines for diversification, and its investments could be concentrated in relatively few portfolio companies. Although the Fund is classified as a non-diversified
investment company within the meaning of the 1940 Act, it maintains the flexibility to operate as a diversified investment company. To the extent that the Fund operates as a non-diversified
investment company, it may be subject to greater risk.

The Fund does not have fixed guidelines for diversification by industry or type of security, and investments may be concentrated in only a few industries or types of securities. Further, if the expected amount of leverage is not obtained or deployed, the Fund may be more concentrated in an investment than originally anticipated. As a result, the Fund’s investments may be concentrated and the poor performance of a single investment may have pronounced negative consequences to the Fund and the aggregate returns realized by the shareholders.
The Fund is Subject to Risks Relating to Consultation with Sourcing and Operating Partners.
In certain circumstances, sourcing and operating partners may be aware of and consulted in advance in relation to certain investments made by the Fund. While sourcing and operating partners will be subject to confidentiality obligations, they are not restricted from engaging in any activities or businesses that may be similar to the business of the Fund or competitive with the Fund. In particular, sourcing and operating partners may use information available to them as sourcing and operating partners of HPS or its affiliates in a manner that conflicts with the interests of the Fund. Except in limited circumstances, the sourcing and operating partners are generally not obligated to account to HPS or its affiliates for any profits or income earned or derived from their activities or businesses or inform HPS or its affiliates of any business opportunity that may be appropriate for the Fund.
The Fund is Subject to Risks Relating to the Timing of Realization of Investments.
The Adviser, in its discretion, may seek to realize the Fund’s investments earlier than originally expected, which may be accomplished through one or more transactions, including, to the extent permitted by applicable law, transactions with another investment fund or account sponsored or managed by the Adviser or HPS (collectively “Other HPS Investors”), which will be for a price equal to the fair value of such investment. The value of such investment, subject to approval by the Board, will be determined by the Adviser and verified by one or more third-party valuation agents. The Adviser may seek such realizations in order to support the Fund’s target risk/return profile with respect to the Fund’s unrealized investments, taking into account such factors as the Fund’s expense ratio relative to such assets and the availability of, or repayment obligations with respect to, any credit facilities.
The Fund May
be
Required to Disclose Information Regarding Shareholders.
The Fund, the Adviser or their respective affiliates, Service Providers, or agents may from time to time be required or may, in their discretion, determine that it is advisable to disclose certain information about the Fund and the shareholders, including investments held directly or indirectly by the Fund and the names and level of beneficial ownership of certain of the shareholders, to regulatory or taxing authorities of certain jurisdictions, which have or assert jurisdiction over the disclosing party or in which the Fund directly or indirectly invests. Disclosure of confidential information under such circumstances will not be regarded as a breach of any duty of confidentiality and, in certain circumstances, the Fund, the Adviser or any of their affiliates, Service Providers or agents, may be prohibited from disclosing to any shareholder that any such disclosure has been made.
The Fund is Subject to Operational Risks.

The Fund is subject to operational risk, including the possibility that errors may be made by the Adviser or its affiliates and Service Providers in certain transactions, calculations or valuations on behalf of, or otherwise relating to, the Fund. Shareholders may not be notified of the occurrence of an error or the resolution of any error. Generally, the Adviser, its affiliates and Service Providers will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
The Fund is Subject to Risks Relating to Exposure to Material
Non-Public
Information.
HPS conducts a broad range of private and public debt investment businesses generally without internal information barriers in the ordinary course. As a result, from time to time, HPS (in its capacity as investment manager of investment vehicles, funds or accounts or in connection with investment activities on its own behalf) receives material non-public
information with respect to issuers of publicly-traded securities or other securities in connection with, among other examples, acquisitions, refinancings, restructurings of such issuers which HPS reviews or participates in, oftentimes unrelated to its affiliate’s management of the Fund. In such circumstances, the Fund may be prohibited, by law, contract or by virtue of HPS’s policies and procedures, from (i) selling all or a portion of a position in such issuer, thereby potentially incurring trading losses as a result, (ii) establishing an initial position or taking any greater position in such issuer, and (iii) pursuing other investment opportunities related to such issuer.

The Fund is Subject to Risks Relating to Technology Systems.
The Fund depends on the Adviser and HPS to develop and implement appropriate systems for its activities. The Fund may rely on computer programs to evaluate certain securities and other investments, to monitor their portfolios, to trade, clear and settle securities transactions and to generate asset, risk management and other reports that are utilized in the oversight of the Fund’s activities. In addition, certain of the Fund’s and the Adviser’s operations interface with or depend on systems operated by third parties, including loan servicers, custodians and administrators, and the Adviser and HPS may not always be in a position to verify the risks or reliability of such third-party systems. For example, the Fund and the Adviser generally expect to provide statements, reports, notices, updates, requests and any other communications in electronic form, such as
e-mail
or posting on a
web-based
reporting site or other internet service, in lieu of or in addition to sending such communications as hard copies via fax or mail. These programs or systems may be subject to certain defects, failures or interruptions, including, but not limited to, those caused by ‘hacking’ or other security breaches, computer ‘worms,’ viruses and power failures. Such failures could cause settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades and cause inaccurate reports, which may affect the Fund’s ability to monitor its investment portfolio and its risks. Any such defect or failure could cause the Fund to suffer financial loss, disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage.
The Fund is Subject to Risks Relating to Cybersecurity.
The Fund, the Adviser and their Service Providers are subject to risks associated with a breach in cybersecurity. Cybersecurity is a generic term used to describe the technology, processes and practices designed to protect networks, systems, computers, programs and data from both intentional cyber-attacks and hacking by other computer users as well as unintentional damage or interruption that, in either case, can result in damage and disruption to hardware and software systems, loss or corruption of data and/or misappropriation of confidential information. For example, information and technology systems are vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Such damage or interruptions to information technology systems may cause losses to a shareholder by interfering with the processing of investor transactions, affecting the Fund’s ability to calculate net asset value or impeding or sabotaging the investment process. The Fund may also incur substantial costs as the result of a cybersecurity breach, including those associated with forensic analysis of the origin and scope of the breach, increased and upgraded cybersecurity, identity theft, unauthorized use of proprietary information, litigation, adverse investor reaction, the dissemination of confidential and proprietary information and reputational damage. Any such breach could expose the Fund and the Adviser to civil liability as well as regulatory inquiry and/or action (and the Adviser may be indemnified by the Fund in connection with any such liability, inquiry or action). In addition, any such breach could cause substantial withdrawals from the Fund. Shareholders could also be exposed to losses resulting from unauthorized use of their personal information.
Moreover, the increased use of mobile and cloud technologies due to the proliferation of remote work resulting from the
COVID-19
pandemic could heighten these and other operational risks as certain aspects of the security of such technologies may be complex and unpredictable. Reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, the operations of a portfolio company or the operations of our or their service providers and result in misappropriation, corruption or loss of personal, confidential or proprietary information or the inability to conduct ordinary business operations. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies increase the speed and computing power available. Extended periods of remote working, whether by us, our portfolio companies, or our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Accordingly, the risks described above are heightened under the current conditions.

While the Adviser and HPS have implemented various measures to manage risks associated with cybersecurity breaches, including establishing a business continuity plan and systems designed to prevent cyber-attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks (including any ongoing breaches) have not been identified. Similar types of cybersecurity risks also are present for portfolio companies in which the Fund invests, which could affect their business and financial performance, resulting in material adverse consequences for such issuers, and causing the Fund’s investments in such portfolio companies to lose value.
In addition, cybersecurity has become a top priority for global lawmakers and regulators around the world, and some jurisdictions have proposed or enacted laws requiring companies to notify regulators and individuals of data security breaches involving certain types of personal data. Compliance with such laws and regulations may result in cost increases due to system changes and the development of new administrative processes. If the Fund or the Adviser or certain of their affiliates, fail to comply with the relevant and increasing laws and regulations, the Fund could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.
The Fund is Subject to Risks Associated with Sourcing, Operating or Joint Venture Partners.
HPS has historically, and expects in the future to, work with sourcing, operating and/or joint venture partners, including with respect to particular types of investments or particular sectors or regions. These arrangements may be structured as joint ventures or contractual service provider relationships. Where such a partner is engaged, the Adviser may not have the opportunity to diligence the individual investments in which the Fund participates and, instead, will be relying on its contractual relationship with, and ongoing diligence of, the sourcing or joint venture partner whose interests may differ from those of the Fund. In certain circumstances, the Adviser may commit to invest in a pre-agreed
amount of investments negotiated by the sourcing partner and/or joint venture partner and/or the Adviser may commit to invest in one or more transactions for which the sourcing partner and/or joint venture partner led the due diligence and negotiation processes and the Adviser is given only a limited opportunity to perform due diligence and participate in negotiation of transactional terms. Shareholders should be aware that sourcing, operating and joint venture partners are not expected to owe any fiduciary duties to the Fund or the shareholders.
The Fund may pay retainers, closing, monitoring, performance or other fees to sourcing, operating and joint venture partners. Such retainer fees may be netted against a closing fee, if applicable, in connection with the related investment. However, if no such investment is consummated, the Fund will bear any retainer amounts as an expense. In addition, to the extent the compensation of a sourcing, operating or joint venture partner is based on the performance of the relevant investments, the sourcing, operating or joint venture partner may have an incentive to seek riskier investments than it would have under a different compensation structure. In this regard, a sourcing, operating or joint venture partner may receive incentive compensation at the expense of the Fund. The expenses of sourcing, operating and joint venture partners may be substantial. In certain circumstances, the Fund or a portfolio company in which the Fund invests may pay fees to sourcing, operating and/or joint venture partners in consideration for services, including where the Adviser may have otherwise provided those services without charge. In other circumstances, sourcing, operating and/or joint venture partners may receive certain third-party fees (such as upfront fees, commitment fees, origination fees, amendment fees, ticking fees and break-up
fees as well as prepayment premiums) in respect of an investment, and no such fees will offset or otherwise reduce the management fee payable by the shareholders. The existence of such fees may result in the Fund paying fees twice, once to the Adviser in the form of management fees and once to the sourcing, operating or joint venture partners to service or manage the same assets.
Sourcing, operating and/or joint venture partners may invest in the Fund. Joint venture investments involve various risks, including the risk that the Fund will not be able to implement investment decisions or exit strategies because of limitations on the Fund’s control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Fund, the risk that a joint venture partner may be in a position to take action contrary to the Fund’s objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under applicable law, and tax and regulatory risks related to the joint venture’s structure, which may adversely affect the Fund’s pre-tax
returns. In addition, the Fund may, in certain cases, be liable for actions of its joint venture partners. The joint ventures in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Fund, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act.
The Fund is Subject to Risks Relating to Electronic Delivery of Certain Documents.
The shareholders will be deemed to consent to electronic delivery or posting to the Administrator’s website or other service of: (i) certain closing documents such as the Declaration of Trust, the Bylaws and the Subscription Agreements; (ii) any notices or communications required or contemplated to be delivered to the shareholders by the Fund, the Adviser, or any of their respective affiliates, pursuant to applicable law or regulation; (iii) certain tax-related
information and documents; and (iv) drawdown notices and other notices, requests, demands, consents or other communications and any financial statements, reports, schedules, certificates or opinions required to be provided to the shareholders under any agreements. There are certain costs and possible risks associated with electronic delivery. Moreover, the Adviser cannot provide any assurance that these communication methods are secure and will not be responsible for any computer viruses, problems or malfunctions resulting from the use of such communication methods. See “
–
Technology Systems
”

and

“
Cybersecurity
” above.
The Fund is Subject to Risks Relating to Handling of Mail.
Mail addressed to the Fund and received at its registered office will be forwarded unopened to the forwarding address supplied by the Fund to be processed. None of the Fund, the Adviser or any of their trustees, officers, advisors or Service Providers will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.
The Fund is Subject to General Credit Risks
.
The Fund may be exposed to losses resulting from default and foreclosure of any such loans or interests in loans in which it has invested. Therefore, the value of underlying collateral, the creditworthiness of borrowers and the priority of liens are each of great importance in determining the value of the Fund’s investments. In the event of foreclosure, the Fund or an affiliate thereof may assume direct ownership of any assets collateralizing such foreclosed loans. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such foreclosed loans, resulting in a loss to the Fund. Any costs or delays involved in the effectuation of loan foreclosures or liquidation of the assets collateralizing such foreclosed loans will further reduce proceeds associated therewith and, consequently, increase possible losses to the Fund. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of the Fund’s rights.
The
Prices of the Fund
’
s Investments Can
be
Volatile
.
The prices of the Fund’s investments can be volatile. In addition, price movements may also be influenced by, among other things, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and national and international political and economic events and policies. In addition, governments from time to time intervene in certain markets. Such intervention often is intended directly to influence prices and may cause or contribute to rapid fluctuations in asset prices, which may adversely affect the Fund’s returns.
The Fund is Subject to Risks Relating to Syndication and/or Transfer of Investments
.
The Fund, directly or through the use of one or more subsidiary investment vehicles, may originate and/or purchase certain debt assets, including ancillary equity assets (“Assets”). The Fund may also purchase certain Assets (including, participation interests or other indirect economic interests) that have been originated by other affiliated or unaffiliated parties and/or trading on the secondary market. The Fund may, in certain circumstances, originate or purchase such Assets with the intent of syndicating and/or otherwise transferring a significant portion thereof. In such instances, the Fund will bear the risk of any decline in value prior to such syndication and/or other transfer. In addition, the Fund will also bear the risk of any inability to syndicate or otherwise transfer such Assets or such amount thereof as originally intended, which could result in the Fund owning a greater interest therein than anticipated.
The Fund May Need to Raise Additional Capital
.
The Fund may need additional capital to fund new investments and grow its portfolio of investments once it has fully invested the net proceeds of the offering. Unfavorable economic conditions could increase the Fund’s funding costs or limit its access to the capital. A reduction in the availability of new capital could limit the Fund’s ability to grow. In addition, the Fund is required to distribute at least 90% of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to investors to maintain its qualification as a RIC. As a result, these earnings will not be available to fund new investments. An inability on the Fund’s part to access the capital successfully could limit its ability to grow its business and execute its business strategy fully and could decrease its earnings, if any, which would have an adverse effect on the value of its securities.
The Fund is Subject to Counterparty Risks
.
To the extent that contracts for investment will be entered into between the Fund and a market counterparty as principal (and not as agent), the Fund is exposed to the risk that the market counterparty may, in an insolvency or similar event, be unable to meet its contractual obligations to the Fund. The Fund may have a limited number of potential counterparties for certain of its investments, which may significantly impair the Fund’s ability to reduce its exposure to counterparty risk. In addition, difficulty reaching an agreement with any single counterparty could limit or eliminate the Fund’s ability to execute such investments altogether. Because certain purchases, sales, hedging, financing arrangements and other instruments in which the Fund will engage are not traded on an exchange but are instead traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. Although the Fund intends to pursue its remedies under any such contracts, there can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result.
The Fund is Dependent on Key Personnel
.
The Fund depends on the continued services of its Investment Team and other key management personnel. If the Fund were to lose any of these officers or other management personnel, such a loss could result in operating inefficiencies and lost business opportunities, which could have a negative effect on the Fund’s operating performance. Further, we do not intend to separately maintain key person life insurance on any of these individuals.
Investors May
be
Required to Return Distributions to Satisfy Unpaid Debts of the Fund
.
Under Delaware law, the investors could, under certain circumstances, be required to return distributions made by the Fund to satisfy unpaid debts of the Fund that were in existence at the time the distributions were made.
The Board May Make Certain Changes in the Fund
’
s Investment Objective, Operating Policies or Strategies Without Prior Notice or Investor Approval.
The Fund’s Board has the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice (except as required by the 1940 Act) and without investor approval. However, absent investor approval, the Fund may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC. Under Delaware law, the Fund also cannot be dissolved without prior investor approval. The Fund cannot predict the effect any changes to its current operating policies and strategies would have on its business, operating results and value of its shares. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.
The Board May Make Certain Changes to the Fund’s Declaration of Trust Without Prior Investor Approval.
Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.
The Fund is Subject to Risks Relating to Allocation of Investment Opportunities and Related Conflicts.
The Fund generally is prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities is an affiliate of the Fund for purposes of the 1940 Act, and the Fund generally is prohibited from buying or selling any security from or to such affiliate, absent the prior approval of the Independent Trustees. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same issuers (whether at the same or different times), without prior approval of the Independent Trustees and, in some cases, the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with the Fund’s officers or Trustees or their affiliates. These prohibitions will affect the manner in which investment opportunities are allocated between the Fund and other funds and accounts managed by HPS or its affiliates. Most importantly, the Fund generally is prohibited from co-investing
with Other HPS Investors or affiliates of the Adviser in
HPS-originated
loans and financings except for pursuant to the
co-investment
exemptive relief granted by the SEC which delineates the requirements the Adviser must comply with for the Fund to invest with Other HPS Investors.
Any such
co-investments
are subject to certain conditions, including that
co-investments
are made in a manner consistent with the Fund’s investment objectives and strategies, certain Board-established criteria, and the other applicable conditions of the co-investment
exemptive relief. Under the terms of the relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees must reach certain conclusions in connection with a co-investment
transaction, including that: (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned; and (ii) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s then-current investment objectives and strategies.
As a result of the relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of Other HPS Investors, including, in some cases, proprietary accounts of HPS. Because investments are allocated across multiple Other HPS Investors, the Fund will at times receive a lower allocation to an investment than desired; likewise, the Fund may also be limited in the degree to which it is able to participate in selling opportunities that it may otherwise wish to pursue due to allocations, including non-pro
rata allocations, to Other HPS Investors.
If the Adviser identifies an investment and the Fund is unable to rely on the co-investment
relief for that particular opportunity, the Adviser will be required to determine which of its and its affiliates’ accounts should make the investment at the potential exclusion of other accounts. In such circumstances, the Adviser will adhere to firm-wide investment allocation policies in order to determine the account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other accounts.
The Fund is Subject to Risks Relating to Distributions.
The Fund intends to pay monthly distributions to shareholders out of assets legally available for distribution. The Fund cannot guarantee that it will make distributions, and if it does it may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or return of capital, and although the Fund generally expects to fund distributions from cash flow from operations, it has not established limits on the amounts it may pay from such sources. The Fund cannot guarantee that it will achieve investment results that will allow it to make a specified level of cash distributions or
year-to-year
increases in cash distributions. If the Fund is unable to satisfy the asset coverage test applicable to it as a BDC, or if the Fund violates certain debt financing agreements, its ability to pay distributions to shareholders could be limited. All distributions will be paid at the discretion of the Fund’s Board and will depend on the Fund’s earnings, financial condition, maintenance of RIC status, compliance with applicable BDC regulations, compliance with debt financing agreements and such other factors as the Board may deem relevant from time to time. The distributions the Fund pays to investors in a year may exceed the Fund’s taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.
Investors who periodically receive the payment of a distribution from a RIC consisting of a return of capital for U.S. federal income tax purposes may be under the impression that they are receiving a distribution of RIC’s net ordinary income or capital gains when they are not. Accordingly, investors should read carefully any written disclosure accompanying a distribution from the Fund and the information about the specific tax characteristics of the Fund’s distributions provided to investors after the end of each calendar year, and should not assume that the source of any distribution is the Fund’s net ordinary income or capital gains. To the extent that the Fund’s distributions contain a return of capital, such distributions should not be considered the dividend yield or total return of an investment in the Common Shares. The amount treated as a tax-free
return of capital will reduce a shareholder’s adjusted tax basis in the Common Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential loss on the sale of Common Shares.
The Board has the Discretion to Not Repurchase Common Shares, to Suspend the Share Repurchase Program, and to Cease Repurchases.
Our Board has adopted a share repurchase program, which the Board may amend, suspend or terminate at any time in its discretion. You may not be able to sell your shares at all in the event our Board amends, suspends or terminates the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.
The Timing of Repurchase May be Disadvantageous.
In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.
Investing in Large Private U.S. Borrowers May Limit Our Ability to Achieve High Growth Rates During Times of Economic Expansion.
Investing in originated assets made to large private U.S. borrowers may result in our underperforming other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, our value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.
We Face Risks Associated With the Deployment of Our Capital.
In light of the nature of our continuous offering as well as ongoing and periodic private offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of shares of our Common Shares in the offering or any private offering and the time we invest the net proceeds. Our proportion of privately-negotiated investments may be lower than expected.

We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments.
In the event we are unable to find suitable investments such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to shareholders. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our Common Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.
Transactions Denominated in Foreign Currencies Subject Us to Foreign Currency Risks.
We hold assets and have made borrowings denominated in foreign currencies including British Pounds Sterling, Euros, Canadian Dollars and Australian Dollars, and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our net asset value and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by borrowing in foreign currencies or by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs.
Our Investments in Foreign Companies or Investments Denominated in Foreign Currencies May Involve Significant Risks in Addition to the Risks Inherent in U.S. and U.S.
 Dollar Denominated Investments.
Our investment strategy contemplates potential investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include
changes
in
exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the
U.S
., higher transaction costs,
less
government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.
The Capital Markets May Experience Periods of Disruption and Instability. Such Market Conditions May Materially and Adversely Affect Debt and Equity Capital Markets, Which May Have a Negative Impact on Our Business and Operations.
From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. There can be no assurance these market conditions will not occur or worsen in the future, including as a result of the Russia-Ukraine war and more recently the Israel-Hamas war, health epidemics and pandemics, rising interest rates or renewed inflationary pressure.

Equity capital may be difficult to raise during such periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional Common Shares at a price less than net asset value without first obtaining approval for such issuance from our shareholders and our Independent Trustees.
Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that we have raised over the last year has been at higher rates than we have raised debt at in the past due to the higher interest rate environment we have been experiencing. The debt capital that will be available to us in the future, if at all, may continue to be at a higher cost, including as a result of the current interest rate environment, and on less favorable terms and conditions than what we have historically experienced. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.
Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity).
Significant changes in the capital markets may adversely affect the pace of our investment activity and economic activity generally. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.
We are Exposed to Risks Associated With Changes in Interest Rates, Including the Current Elevated Interest Rate Environment.
General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.
Because we borrow money and may issue debt securities or preferred shares to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred shares and the rate at which we invest these funds. In this period of rising interest rates, our interest income will increase as the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, with the net impact being an increase to our net investment income. Conversely, if interest rates decrease, we may earn less interest income from investments and our cost of funds will also decrease, potentially resulting in lower net investment income. In the current economic environment, we may take on fixed rate liabilities, such as the Unsecured Notes, which will remain at the elevated interest rate even if interest rates decrease. Thus, the decrease in our investment income would not be offset by decreased borrowing costs, potentially affecting the Fund’s future distributions to shareholders. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates and to more closely align the interest rates of the Fund’s liabilities with the Fund’s investment portfolio. In the past, we have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to pay distributions at a level that provides a similar return, which could reduce the value of our Common Shares.
The Fund is Subject to Risks Relating to Volatility in the Banking Sector.
In March 2023, Silicon Valley Bank and Signature Bank were closed by U.S. state regulators and placed under receivership by the U.S. Federal Deposit Insurance Corporation (“FDIC”), and in May 2023, JPMorgan Chase acquired a substantial majority of assets and assumed certain liabilities of First Republic Bank. Following these high-profile events, several other U.S. and non-U.S. banking institutions experienced sell-offs and/or significant declines to their share prices, with several being placed on “watch lists,” suffering ratings downgrades and/or receiving emergency funding from governments. The impact of the banking sector’s volatility on the financial system and broader economy could be significant.
If the banking institutions used by the Fund fail or are impacted by such volatility, such events could have a material adverse effect on the Fund and its Shareholders (including loss of capital held at such banking institutions and/or an inability to meet its obligations to other counterparties). A large percentage of the Fund’s assets may be held by a limited number of banking institutions (or even a single banking institution). If a banking institution at which the Fund maintains deposit accounts or securities accounts fails, any cash or other assets in such accounts may be temporarily inaccessible or permanently lost by the Fund. Generally, the Fund would be an unsecured creditor with respect to cash balances in excess of $250,000 held at a single banking institution insured by the FDIC, and therefore the Fund may not ultimately recover any such excess amounts. In addition, FDIC deposit insurance does not extend to certain other assets held by a banking institution (e.g., bond investments, U.S. Treasury bills or notes).
If a banking institution that provides all or a part of a credit facility, other borrowings and/or other services to the Fund fails, the Fund could be unable to draw funds under such credit facilities and may not be able to obtain replacement credit facilities or other services from other lending institutions with similar terms. If the Fund’s credit facilities and accounts are provided by the same banking institution, and such banking institution fails, the Fund could face significant difficulties in funding any near-term obligations it has in respect of its investments or otherwise. Even if the banking institutions used by the Fund remain solvent, continued volatility in the banking sector could cause or intensify an economic recession and make it more difficult for the Fund to obtain or refinance its credit facilities and other indebtedness at all or on as favorable terms as could otherwise have been obtained.
Similarly, the banking institutions that the portfolio companies in which the Fund may invest have depositor or lending arrangements may fail. This would have a material adverse effect on such portfolio companies, the Fund and its Shareholders, including by preventing such portfolio companies from making principal and interest payments or other applicable payments owed with respect to the Fund’s investments. Generally, neither the Adviser nor the Administrator have a meaningful role in selecting the banking institutions used by the portfolio companies in which the Fund invests. Instead, the Adviser and the Administrator generally rely on the management team of the portfolio companies to select appropriate banking services.
Risks Relating to the Fund’s Investments
Our investments may be risky and, subject to compliance with our 80% test, there is no limit on the amount of any such investments in which we may invest.
The Fund is Subject to General Risks.
A fundamental risk associated with the Fund’s investment strategy is that the companies in whose debt the Fund invests will be unable to make regular payments (
e.g.
, principal and interest payments) when due, or at all, or otherwise fail to perform. Portfolio companies could deteriorate as a result of, among other factors, an adverse development in their business, poor performance by their management teams, a change in the competitive environment, an economic downturn or legal, tax or regulatory changes.

Portfolio companies that the Adviser expects to remain stable may in fact operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.
The Fund’s Portfolio Companies May be Highly Leveraged.
Portfolio companies may be highly leveraged, and there may be no restriction on the amount of debt a portfolio company can incur. Substantial indebtedness may add additional risk with respect to a portfolio company, and could (i) limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; (ii) require it to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to it for other purposes; (iii) make it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and/or (iv) subject it to restrictive financial and operating covenants, which may preclude it from favorable business activities or the financing of future operations or other capital needs. In some cases, proceeds of debt incurred by a portfolio company could be paid as a dividend to shareholders rather than retained by the portfolio company for its working capital. Leveraged companies are often more sensitive to declines in revenues, increases in expenses, and adverse business, political, or financial developments or economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such companies or their industries. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.
If a portfolio company is unable to generate sufficient cash flow to meet principal and interest payments to its lenders, it may be forced to take other actions to satisfy such obligations under its indebtedness. These alternative measures may include reducing or delaying capital expenditures, selling assets, seeking additional capital, or restructuring or refinancing indebtedness. Any of these actions could significantly reduce the value of the Fund’s investment(s) in such portfolio company. If such strategies are not successful and do not permit the portfolio company to meet its scheduled debt service obligations, the portfolio company may also be forced into liquidation, dissolution or insolvency, and the value of the Fund’s investment in such portfolio company could be significantly reduced or even eliminated.
The Fund is Subject to Risks Relating to Issuer/Borrower Fraud.
Of paramount concern in originating loans is the possibility of material misrepresentation or omission on the part of borrowers or guarantors. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund or its affiliates to perfect or effectuate a lien on the collateral securing the loan. The Fund or its affiliates will rely upon the accuracy and completeness of representations made by borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness.
The Fund is Subject to Risks Due to its Reliance on Portfolio Company Management.

The Adviser generally will seek to monitor the performance of investments in operating companies either through interaction with the board of the applicable company and/or by maintaining an ongoing dialogue with the company’s management and/or sponsor team. However, the Fund generally will not be in a position to control any borrower by virtue of investing in its debt and the portfolio company’s management will be primarily responsible for the operations of the company on a day-to-day
basis. Although it is the intent of the Fund to invest in companies with strong management teams, there can be no assurance that the existing management team, or any new one, will be able to operate the company successfully. In addition, the Fund is subject to the risk that a borrower in which it invests may make business decisions with which the Fund disagrees and the management of such borrower, as representatives of the common equity holders, may take risks or otherwise act in ways that do not serve the interests of the debt investors, including the Fund. Furthermore, in exercising its investment discretion, the Adviser may in certain circumstances commit funds of the Fund to other entities that will be given a mandate to make certain investments consistent with the Fund’s investment objective and that may earn a performance-based fee on those investments. Once such a commitment is made, such entities will have full control over the investment of such funds, and the Adviser will cease to have such control.

The Fund is Subject to Risks Relating to Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to the portfolio companies in which the Fund invest could cause major environmental damage, which may result in significant financial distress to the Fund’ investments and any portfolio company holding such assets, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. The Fund (and the shareholders) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Even in cases where the Fund are indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities. See also “
–
The Fund is Subject to Risks from Provision of Managerial Assistance and Control Person Liability
” below.
The Value of Certain Portfolio Investments May Not
be
Readily Determinable
. The Fund expects that many of its portfolio investments will take the form of securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and will be valued at fair value as determined in good faith by the Adviser, including to reflect significant events affecting the value of the Fund’s investments. Most, if not all, of the Fund’s investments (other than cash and cash equivalents) will be classified as Level 3 assets under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding
nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund expects to retain the services of one or more independent service providers to review the valuation of these loans and securities. The types of factors that may be taken into account in determining the fair value of investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. The Fund’s net asset value could be adversely affected if determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such loans and securities. In addition, the method of calculating the management fee and incentive fee may result in conflicts of interest between the Adviser, on the one hand, and investors on the other hand, with respect to the valuation of investments.
The Fund May Elect Not to or May be Unable to Make
Follow-On
Investments in Portfolio Companies
.
Following an initial investment in a portfolio company, the Fund may make additional investments in that portfolio company as
“follow-on”
investments, in order to:

•	increase or maintain in whole or in part the Fund’s voting percentage;

•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

•	attempt to preserve or enhance the value of the Fund’s investment.

The Fund may elect not to make
follow-on
investments or otherwise lack sufficient funds to make those investments.
The Fund has the discretion to make any
follow-on
investments, subject to the availability of capital resources. The failure to make follow-on
investments may, in some circumstances, jeopardize the continued viability of a portfolio company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on
investment, it may elect not to make a
follow-on
investment because it may not want to increase its concentration of risk, because it prefers other opportunities or because it is inhibited by compliance with BDC requirements, or compliance with the requirements for maintenance of its RIC status.
The Fund May Be Subject to Risks Due to Not Holding Controlling Equity Interests in Portfolio Companies
. The Fund does not generally intend to take controlling equity positions in the Fund’s portfolio companies. To the extent that the Fund does not hold a controlling equity interest in a portfolio company, it will be subject to the risk that such portfolio company may make business decisions with which the Fund disagrees, and the shareholders and management of such portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity for the debt and equity investments that the Fund typically holds in portfolio companies, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of its investments.
The Fund is Subject to Risks Relating to Defaults by Portfolio Companies
. A portfolio company’s failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on the portfolio company’s assets representing collateral for its obligations. This could trigger cross defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that the Fund holds and the value of any equity securities the Fund owns. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.
The Fund is Subject to Risks Relating to Third Party Litigation
.
The Fund’s investment activities subject it to the normal risks of becoming involved in litigation initiated by third parties. This risk is somewhat greater where the Fund exercises control or influence over a company’s direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would generally be borne by the Fund (to the extent not borne by the portfolio companies) and would reduce net assets. The Adviser and others are indemnified in connection with such litigation, subject to certain conditions.
Inflation May Adversely Affect the Business, Results of Operations and Financial Condition of Our Portfolio Companies.
Certain of our portfolio companies may be impacted by inflation. If such portfolio companies are unable pass any increases in their costs along to their customers, it could adversely affect their results and their ability to pay interest and principal on our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.
The Fund is Subject to Risks Related to Reliance on Projections.
The Fund may rely upon projections developed by the Adviser concerning an investment’s future performance, outcome and cash flow. Projections are inherently subject to uncertainty and factors beyond the control of the Adviser. The inaccuracy of certain assumptions, the failure to satisfy certain requirements and the occurrence of other unforeseen events could impair the ability of an investment to realize projected values, outcomes and cash flow.
Economic Conditions May Have Adverse Effects on the Fund and the Portfolio Companies.
The Fund and the portfolio companies in which the Fund invests may be adversely affected by deterioration in the financial markets and economic conditions throughout the world, some of which may magnify the risks described herein and have other adverse effects. Deteriorating market conditions could result in increasing volatility and illiquidity in the global credit, debt and equity markets generally. The duration and ultimate effect of adverse market conditions cannot be accurately forecast, nor is it known whether or the degree to which such conditions may remain stable or worsen. Deteriorating market conditions and uncertainty regarding economic markets generally could result in declines in the market values of potential investments or declines in the market values of investments after they are acquired by the Fund. Such declines could lead to weakened investment opportunities for the Fund, could prevent the Fund from successfully meeting its investment objective or could require the Fund to dispose of investments at a loss while such unfavorable market conditions prevail. In addition, the investment opportunities of the Fund may be dependent in part upon the consummation of leveraged buyouts and other private equity sponsored transactions, recapitalizations, refinancings, acquisitions and structured transactions. If fewer of these transactions occur than the Adviser expects, there may be limited investment opportunities for the Fund. Periods of prolonged market stability may also adversely affect the investment opportunities available to the Fund.
The Fund is Subject to Risks Relating to Reduced Investment Opportunities.
The Adviser believes that volatility and instability in the credit markets can create significant investment opportunities for the Fund. When the credit markets stabilize, in particular, in the Fund’s target upper middle market sector, there may be reduced investment opportunities for the Fund and/or the Fund may not be able acquire investments on favorable terms. Periods of prolonged market stability may also adversely affect the investment opportunity set available to the Fund.
The Fund is Subject to Risks Relating to Investments in Undervalued
Assets
.
The Fund may invest in undervalued loans and other assets as part of its investment strategy. The identification of investment opportunities in undervalued loans and other assets is a difficult task, and there is no assurance that such opportunities will be successfully recognized or acquired. While investments in undervalued assets offer the opportunity for above-average capital appreciation, these investments involve a high degree of financial risk and can result in substantial or complete losses.
The Fund may incur substantial losses related to assets purchased on the belief that they were undervalued by their sellers, if they were not in fact undervalued at the time of purchase. In addition, the Fund may be required to hold such assets for a substantial period of time before realizing their anticipated value, and there is no assurance that the value of the assets would not decline further during such time. Moreover, during this period, a portion of the Fund’s assets would be committed to those assets purchased, thus preventing the Fund from investing in other opportunities. In addition, the Fund may finance such purchases with borrowed funds and thus will have to pay interest on such borrowed amounts during the holding period.
The Fund Operates in a Competitive Debt Environment.

The business of investing in debt investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional
participants, such as private credit funds, hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of CLOs and other structured loan funds. In addition, given the Fund’s target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to the Fund. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for the Fund, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that the Fund intends to purchase.

Over the past several years, many investment funds have been formed with investment objectives similar to those of the Fund, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect the Fund’s ability to participate in attractive investment opportunities and/or cause the Fund to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets the objectives of the Fund. The Fund may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party service providers.
The Fund is Subject to Risks Relating to Illiquidity of the Fund
’
s Assets and Distributions
In
Kind.
The Fund invests primarily in private illiquid debt, loans and other assets for which no (or only a limited) liquid market exists or that are subject to legal or other restrictions on transfer and are difficult to sell in a secondary market. In some cases, the Fund may be prohibited from selling such investments for a period of time or otherwise be restricted from disposing of such investments. The market prices, if any, for such assets tend to be volatile, and may fluctuate due to a variety of factors that are inherently difficult to predict. Furthermore, the types of investments made may require a substantial length of time to liquidate due to the lack of an established market for such investments or other factors. As a result, there is a significant risk that the Fund may be unable to realize its investment objective by sale or other disposition at attractive prices or will otherwise be unable to complete any exit strategy. Accordingly, the Adviser is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given asset. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal or other reasons, and the Fund may not be able to sell assets when the Fund desires to do so or to realize what the Adviser perceives to be the fair value of its assets in the event of a sale. Further, although the Adviser may at the time of making investments expect a certain portion of such investments to be refinanced or repaid before maturity, depending on economic conditions, interest rates and other variables, borrowers may not finance or repay loans early. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. In addition, in times of extreme market disruption, there may be no market at all for one or more asset classes, potentially resulting in the inability of the Fund to dispose of its assets for an indefinite period of time. Even if investments are successful, they are unlikely to produce a realized return to shareholders for a period of years. Furthermore, a portion of interest on investments is paid in kind rather than in cash to the Fund.
The Fund is Subject to Risks Relating to Priority of Repayment of Debt Investments
.
The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of a portfolio company. Portfolio companies may have, and/or may be permitted to incur, other debt and liabilities that rank equally with or senior to the senior loans in which the Fund invests. If other indebtedness is incurred that ranks in parity in right of payment or proceeds of collateral with respect to debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors in the event of a liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company. Where the Fund holds a first lien to secure senior indebtedness, the portfolio companies may be permitted to issue other senior loans with liens that rank junior to the first liens granted to the Fund. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company, affect the recovery that the Fund would have been able to achieve in the absence of such other debt.
Even where the senior loans held by the Fund are secured by a perfected lien over a substantial portion of the assets of a portfolio company and its subsidiaries, the portfolio company and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor
subsidiaries of portfolio companies will be structurally senior to the debt held by the Fund. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans held by the Fund. Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which the Fund has a lien. The Fund invests in second-lien secured debt, which compounds the risks described in this paragraph.
The Fund is Subject to Risks Relating to Certain Guarantees
.

The

Fund may invest in debt that is guaranteed by a subsidiary of the issuer. In some circumstances, guarantees of secured debt issued by subsidiaries of a portfolio company and held by the Fund may be subject to fraudulent conveyance or similar avoidance claims made by other creditors of such subsidiaries under applicable insolvency laws. As a result, such creditors may take priority over the claims of the Fund under such guarantees. Under federal or state fraudulent transfer law, a court may void or otherwise decline to enforce such debt and the Fund would no longer have any claim against such portfolio company or the applicable guarantor. In addition, the court might direct the Fund to disgorge any amounts already received from the portfolio company or a guarantor. In some cases, significant subsidiaries of portfolio companies may not guarantee the obligations of the portfolio company; in other cases, a portfolio company may have the ability to release subsidiaries as guarantors of the portfolio company’s obligations. The repayment of such investments may depend on cash flow from subsidiaries of a portfolio company that are not themselves guarantors of the portfolio company’s obligations.
The Fund is Subject to Risks Relating to Secured Loans
.
Most of the loans held by the Fund are secured. These investments may be subject to the risk that the Fund’s security interests in the underlying collateral are not properly or fully perfected. Compounding these risks, the collateral securing debt investments will often be subject to casualty or devaluation risks.
The Fund is Subject to Risks Relating to Senior Secured Debt and Unitranche Debt.
When the Fund invests in senior secured term debt and unitranche debt, it will generally take a security interest in the available assets of these portfolio companies, including equity interests in their subsidiaries. There is a risk that the collateral securing the Fund’s investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, the Fund’s security interest could be subordinated to claims of other creditors. In addition, any deterioration in a portfolio company’s financial condition and prospects, including any inability on its part to raise additional capital, may result in the deterioration in the value of the related collateral. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the investment terms or at all, or that the Fund will be able to collect on the investment should the Fund be forced to enforce its remedies.
The Fund is Subject to Business and Credit Risks
.
Investments made by the Fund generally will involve a significant degree of financial and/or business risk. The securities in which the Fund invests may pay fixed, variable or floating rates of interest, and may include zero-coupon
obligations or interest that is
paid-in-kind
(which tend to increase business and credit risks if an investment becomes impaired because there would be little to no realized proceeds through cash interest payments prior to such impairment). These types of securities are subject to the risk of the issuer’s inability to make principal and interest payments on its obligations (
i.e.
, credit risk) and are also subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (
i.e.
, market risk).
Business risks may be more significant in smaller portfolio companies or those that are embarking on a build-up
or operating turnaround strategy. Such companies may have no or short operating histories, new technologies and products and their management teams may have limited experience working together, all of which enhance the difficulty of evaluating these investment opportunities. The management of such companies will need to implement and maintain successful finance personnel and other operational strategies and resources in order to become and remain successful. Other substantial operational risks to which such companies are subject include uncertain market acceptance of the company’s services, a potential regulatory risk for new or untried and/or untested business models (if applicable), products and services to the extent they relate to regulated activities in the relevant jurisdiction, high levels of competition among similarly situated companies, lower capitalizations and fewer financial resources and the potential for rapid organizational or strategic change. Such companies will have no or short operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow.
The Fund
’
s Investments May
be
Affected by Force Majeure Events.
The instruments in which the Fund invests may be affected by force majeure events (
i.e.
, events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a portfolio company to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a portfolio company of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more companies or its assets, could result in a loss, including if the Fund’s investment in such issuer is cancelled, unwound or acquired (which could be without what the Adviser considers to be adequate compensation). Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. To the extent the Fund is exposed to investments in issuers that as a group are exposed to such force majeure events, the Fund’s risks and potential losses are enhanced.
The Fund is Subject to Risks Relating to Infectious Disease and Pandemics
. Certain illnesses spread rapidly and have the potential to significantly adversely affect the global economy. Outbreaks such as the severe acute respiratory syndrome, avian influenza, H1N1/09, and, most recently, the coronavirus
(COVID-19),
or other similarly infectious diseases may have material adverse impacts on the Fund, the Adviser, their respective affiliates and portfolio companies. Actual pandemics, or fear of pandemics, can trigger market disruptions or economic turndowns with the consequences described above. The Adviser cannot predict the likelihood of disease outbreaks occurring in the future nor how such outbreaks may affect the Fund’s investments.
The outbreak of disease epidemics may result in the closure of the Adviser’s and/or a portfolio company’s offices or other businesses, including office buildings, retail stores and other commercial venues and could also result in (a) the lack of availability or price volatility of raw materials or component parts necessary to a portfolio company’s business which may adversely affect the ability of a portfolio company to perform its obligations, (b) disruption of regional or global trade markets and/or the availability of capital, (c) the availability of leverage, including an inability to obtain indebtedness at all or to the Fund’s desired degree, and less favorable timing of repayment and other terms with respect to such leverage, (d) trade or travel restrictions which impact a portfolio company’s business and/or (e) a general economic decline and have an adverse impact on the Fund’s value, the Fund’s investments, or the Fund’s ability to make new investments.
If a future pandemic occurs (including a recurrence of
COVID-19)
during a period when the Fund expects to be harvesting its investments, the Fund may not achieve its investment objective or may not be able to realize its investments within the Fund’s term.
The Fund May Invest in Loans with Limited Amortization Requirements
.
The Fund may invest in loans that have limited mandatory amortization requirements. While such a loan may obligate a portfolio company to repay the loan out of asset sale proceeds or with annual excess cash flow, such requirements may be subject to substantial limitations and/or “baskets” that would allow a portfolio company to retain such proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that a portfolio company will not be able to repay or refinance the loans held by the Fund when they come due at their final stated maturity.

The Fund is Subject to Risks Relating to Potential Early Redemption of Some Investments.
The terms of loans in which the Fund invests may be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in the issuer repaying the principal of an obligation held by the Fund earlier than expected, either with no or a nominal prepayment premium. This may happen when there is a decline in interest rates, or when the borrower’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt or when general credit market conditions improve. Assuming an improvement in the credit market conditions, early repayments of the debt held by the Fund could increase. There is no assurance that the Fund will be able to reinvest proceeds received from prepayments in assets that satisfy its investment objective, and any delay in reinvesting such proceeds may materially affect the performance of the Fund. Conversely, if the prepayment does not occur within the expected timeframe or if the debt does not otherwise become liquid, the Fund may continue in operation for longer than expected or the Fund may make distributions in kind.
The Fund is Subject to Risks Relating to Licensing Requirements
.
Certain banking and regulatory bodies or agencies in or outside the United States may require the Fund, the Adviser, its affiliates and/or certain of their respective employees to obtain licenses or authorizations to engage in many types of lending activities including the origination of loans. It may take a significant amount of time and expense to obtain such licenses or authorizations and the Fund may be required to bear the cost of obtaining such licenses and authorizations. There can be no assurance that any such licenses or authorizations would be granted or, if granted, whether any such licenses or authorizations would impose restrictions on the Fund. Such licenses or authorizations may require the disclosure of confidential information about the Fund, shareholders or their respective affiliates, including the identity, financial information and/or information regarding the shareholders and their officers and trustees. The Fund may not be willing or able to comply with these requirements. Alternatively, the Adviser and/or its affiliates may be compelled to structure certain potential investments in a manner that would not require such licenses and authorizations, although such transactions may be inefficient or otherwise disadvantageous for the Fund and/or any relevant portfolio company, including because of the risk that licensing authorities would not accept such structuring alternatives in lieu of obtaining a license or authorization. The inability of the Fund, the Adviser, the Adviser’s affiliates and/or certain of their respective employees to obtain necessary licenses or authorizations, the structuring of an investment in an inefficient or otherwise disadvantageous manner, or changes in licensing regulations, could adversely affect the Fund’s ability to implement its investment program and achieve its intended results.
The Fund is Subject to Risks Relating to Minority Investments and Joint Ventures
.
The Fund may make minority equity investments in entities in which the Fund does not control the business or affairs of such entities. In addition, the Fund has and intends to continue to co-invest
with other parties through partnerships, joint ventures or other entities and the Adviser may share management fees, incentive fees and/or other forms of compensation with such parties. The Adviser expects that in some cases the Fund will have control over, or significant influence on, the decision making of joint ventures. However, in other cases, in particular with respect to certain terms, amendments and waivers related to the underlying loans, the joint venture partner may have controlling or blocking rights (including because certain decisions require unanimous approval of the joint venture partners) or a tie vote among joint venture partners may be resolved by an appointed third party. Where a joint venture partner or third party has controlling or blocking rights or decision-making power with respect to a joint venture matter, there can be no assurance that the matter will be resolved in the manner desired by the Fund. In addition, these types of voting arrangements may slow the decision-making process and hinder the joint venture’s ability to act quickly.
Cooperation among joint venture partners or
co-investors
on existing and future business decisions will be an important factor for the sound operation and financial success of any joint venture or other business in which the Fund is involved. In particular, a joint venture partner or co-investor
may have economic or business interests or goals that are inconsistent with those of the Fund, and the Fund may not be in a position to limit or otherwise protect the value of one or more of the Fund’s investments. Disputes among joint venture partners or co-investors
over obligations, expenses or other matters could have an adverse effect on the financial conditions or results of operations of the relevant businesses. In addition, the Fund may in certain circumstances be liable for actions of its joint venture partners.
In certain cases, conflicts of interest may arise between the Fund and a joint venture partner, for example, because the joint venture partner has invested in a different level of the issuer’s capital structure or because the joint venture partner has different investment goals or timelines. There can be no assurance that a joint venture partner with divergent interests from the Fund will cause the joint venture to be managed in a manner that is favorable to the Fund. In addition, it is anticipated that the Fund could be invested in debt instruments issued by a joint venture entity while one or more Other HPS Investors will be invested in equity interests in such entity or vice versa, which presents certain potential conflicts of interest with respect to the capital structure of such entity.
The Fund is Subject to Risks from Provision of Managerial Assistance and Control Person Liability
.
The Fund may obtain rights to participate in the governance of certain of the Fund’s portfolio companies. In such instances, the Fund typically will designate board members to serve on the boards of portfolio companies. The designation of representatives and other measures contemplated could expose the assets of the Fund to claims by a portfolio company, its security holders and its creditors, including claims that the Fund is a controlling person and thus is liable for securities laws violations and other liabilities of a portfolio company. The exercise of control over a company may impose additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations (including securities laws) or other types of liability in which the limited liability generally characteristic of business ownership may be ignored. If these liabilities were to arise, the Fund might suffer a significant loss. These measures also could result in certain liabilities in the event of the bankruptcy or reorganization of a portfolio company, could result in claims against the Fund if the designated board members violate their fiduciary or other duties to a portfolio company or fail to exercise appropriate levels of care under applicable corporate or securities laws, environmental laws or other legal principles, and could expose the Fund to claims that it has interfered in management to the detriment of a portfolio company. While the Adviser intends to operate the Fund in a way that will minimize the exposure to these risks, the possibility of successful claims cannot be precluded, nor can there be any assurance as to whether laws, rules, regulations and court decisions will be expanded or otherwise applied in a manner that is adverse to portfolio companies and the Fund and the shareholders.
The Fund is Subject to Risks of Investments in Certain Countries.

The Fund makes investments in a number of different countries, some of which may prove unstable. Depending on the country in which a portfolio company is located, such investments may involve a number of risks, including the risk of adverse political developments such as nationalization, confiscation without fair compensation or war, and the risk of regulations which might prevent the implementation of cost cutting or other operational improvements.
A portion of the Fund’s assets have been and continue to be invested in loans denominated in currencies other than the U.S. dollar or the price of which is determined with references to such currencies. As a result, any fluctuation in exchange rates will affect the value of investments. The Fund generally expects to employ hedging techniques designed to reduce the risk of adverse movements in currency exchange rates. Furthermore, the Fund may incur costs in connection with conversions between various currencies.
Investments in corporations or assets in certain countries may require significant government approvals under corporate, securities, exchange control, foreign investment and other similar laws. In addition, such investments may give rise to taxes in local jurisdictions, for which a shareholder may not be entitled to any corresponding credit or tax benefit to a shareholder. Such investments may also give rise to tax filing obligations for shareholders in these jurisdictions, although the Adviser may structure such investments so as to prevent such obligations from being imposed on shareholders. Also, some governments from time to time may impose restrictions intended to prevent capital flight, which may, for example, involve punitive taxation (including high withholding taxes) on certain securities or asset transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate the local currency. In addition, the laws of various countries governing business organizations, bankruptcy and insolvency may make legal action difficult and provide little, if any, legal protection for investors.

The availability of information within developing countries and emerging market jurisdictions, including information concerning their economies and the securities of companies in such countries, and the amount of government supervision and regulation of private companies in developing countries, generally is more limited than is the case in more developed countries. The accounting, auditing and financial reporting standards and practices of certain countries may not be equivalent to those employed in more developed countries and may differ in fundamental respects. Accordingly, the Fund’s ability to conduct due diligence in connection with their investments and to monitor the investments may be adversely affected by these factors. The Fund may not be in a position to take legal or management control of its investments in certain countries. It may have limited legal recourse in the event of a dispute, and remedies might have to be pursued in the courts of the country in question where it may be difficult to obtain and enforce a judgment.
The Fund is Subject to Risks Relating to its Hedging Strategy and Policies.
The Fund generally expects to employ hedging or other risk management techniques designed to reduce the risk of adverse interest rate or currency movements, credit market risk and certain other risks. There can be no assurance that any hedging transactions will be successful or comprehensive. For example, the Fund may not be able to or may elect not to hedge interest payments in foreign currencies. Similarly, the Fund may hedge certain credit markets generally in order to seek to provide overall risk reduction to the Fund. The variable degree of correlation between price movements of hedging instruments and price movements in the position being hedged creates the possibility that losses on the hedge may be greater, or gains smaller, than losses or gains, as the case may be, in the value of the underlying position. While the transactions implementing such hedging strategies may reduce certain risks, such transactions themselves may entail certain other risks, such as the risk that counterparties to such transactions may default on their obligations and the risk that the prices and/or cash flows being hedged behave differently than expected. Thus, while the Fund may benefit from the use of hedging mechanisms, unanticipated changes in interest rates, currency exchange rates, commodity prices, securities prices or credit market movements may result in a poorer overall performance for the Fund than if it had not entered into such hedging transactions. Additionally, hedging transactions will add to the cost of an investment, may require ongoing cash payments to counterparties, may subject the Fund to the risk that the counterparty defaults on its obligations, and may produce different economic or tax consequences to the shareholders than would apply if the Fund had not entered into such hedging transactions. The Fund may engage in short selling and use derivative instruments (including commodities hedging instruments) in implementing hedging transactions, including futures contracts, swaps, forward contracts, and options. Furthermore, upon the bankruptcy, insolvency or liquidation of any counterparty, the Fund may be deemed to be a general unsecured creditor of such counterparty and could suffer a total loss with respect to any positions and/or transactions with such counterparty.
The Fund is Subject to Risks Relating to Derivatives.
Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates, commodities, related indexes and other assets. The Fund may, directly or indirectly, use various derivative instruments including options contracts, futures contracts, swaps, forward contracts, options on futures contracts, indexed securities and swap agreements for hedging and risk management purposes. The Fund also may use derivative instruments to approximate or achieve the economic equivalent of an otherwise permitted investment (as if the Fund directly invested in the loans, claims or securities of the subject issuer) or if such instruments are related to an otherwise permitted investment. The Fund’s use of derivative instruments involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses that would not occur if such instruments had not been used. The use of derivative instruments may entail risks including, among others, leverage risk, volatility risk, duration mismatch risk, correlation risk and counterparty risk.
The Fund’s Ability to Enter into Transactions Involving Derivatives and Financial Commitment Transactions May be Limited.
In August 2022, Rule
18f-4
under the 1940 Act, regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (including reverse repurchase agreements and similar financing transactions), became effective. Under the newly adopted rule, BDCs that make significant use of derivatives are subject to a value-at-risk
leverage limit, a derivatives risk management program, testing requirements, and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined in the rule. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Under the final rule, when the Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, the Fund needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (
e.g.
, bank borrowings, if applicable) when calculating our asset coverage ratio. The Fund currently operates as a “limited derivatives user,” and these requirements may limit the Fund’s ability to use derivatives and/or enter into certain other financial contracts.
Changes in Interest Rates May Adversely Affect the Fund
’
s Investments.
Many loans, especially fixed rate loans, decline in value when long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders. In addition, in a low interest rate environment, borrowers may be less likely to prepay their debts and loans may therefore remain outstanding for a longer period of time.
The Fund is Subject to Risks Relating to Contingent Liabilities.
The Fund is expected to incur contingent liabilities in connection with an investment from time to time. For example, in connection with the disposition of an investment, the Fund may be required to make representations about the business and financial affairs of the underlying assets or business, or be responsible for the contents of disclosure documents. These arrangements may result in the incurrence of accrued expenses, liabilities or contingencies for which the Fund may establish reserves or escrow accounts. The Fund also expects to invest in a delayed draw or revolving credit facility. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may incur numerous other types of contingent liabilities. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.
The Fund is Subject to Risks Relating to High Yield Debt.
The Fund invests in “higher yielding” (and, therefore, generally higher risk) debt securities. In most cases, such debt will be rated below “investment grade” or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. There are no restrictions on the credit quality of the Fund’s loans. The market for high-yield securities has experienced periods of volatility and reduced liquidity. The market values of certain of these debt securities may reflect individual corporate developments. It is likely that a general economic recession or a major decline in the demand for products and services, in which the obligor operates, could have a materially adverse impact on the value of such securities. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these debt securities.
The Fund is Subject to Risks Relating to Investments in Unsecured Debt.

The Fund invests a portion of its investment portfolio in unsecured indebtedness, whereas all or a significant portion of the issuer’s senior indebtedness may be secured. In such situations, the ability of the Fund to influence a portfolio company’s affairs, especially during periods of financial distress or following an insolvency, is likely to be substantially less than that of senior creditors.
The Fund is Subject to Risks Relating to Subordinated Loans.

The Fund may acquire and/or originate subordinated loans. If a borrower defaults on a subordinated loan or on debt senior to the Fund’s loan, or in the event of the bankruptcy of a borrower, the loan held by the Fund will be satisfied only after the senior loans are repaid in full. Under the terms of typical subordination agreements, senior creditors may be able to block the acceleration of the subordinated debt or the exercise by holders of subordinated debt of other rights they may have as creditors. Accordingly, the Fund may not be able to take the steps necessary or sufficient to protect its investments in a timely manner or at all. In addition, subordinated loans may not always be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency. If a borrower declares bankruptcy, the Fund may not have full or any recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. Further, the Adviser’s ability to amend the terms of the Fund’s loans, assign its loans, accept prepayments, exercise its remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings may be limited by intercreditor arrangements. In addition, the risks associated with subordinated loan securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the borrower’s ability to pay principal and interest on its loan. Many obligors on subordinated loan securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. The level of risk associated with investments in subordinated loans increases if such investments are loans of distressed or below investment grade issuers. Default rates for subordinated loan securities have historically been higher than has been the case for investment grade securities.
The Fund is Subject to Risks Relating to
Non-Recourse
Obligations
.
The Fund may invest in
non-recourse
obligations of issuers. Such obligations are payable solely from proceeds collected in respect of collateral pledged by an issuer to secure such obligations. None of the owners, officers, directors or incorporators of the issuers, board members, any of their respective affiliates or any other person or entity will be obligated to make payments on the obligations. Consequently, the Fund, as holder of the obligations, must rely solely on distributions of proceeds of collateral debt obligations and other collateral pledged to secure obligations for payments due in respect of principal thereof and interest thereon. If distributions of such proceeds are insufficient to make payments on the obligations, no other assets will be available for such payments and following liquidation of all the collateral, the obligations of the issuers to make such payments will be extinguished.
The Fund is Subject to Risks Relating to Publicly-Traded Securities.
Although not the investment focus of the Fund, the Fund may invest in publicly traded equity and debt securities. These investments are subject to certain risks, including the risk of loss from counterparty defaults, the risks arising from the volatility of the global fixed-income and equity markets, movements in the stock market and trends in the overall economy, increased obligations to disclose information regarding such companies, increased likelihood of shareholder litigation against such companies’ board members, which may include personnel of the Adviser or its affiliates, regulatory action by the SEC and increased costs associated with each of the aforementioned risks. When buying a publicly traded security or other publicly traded instruments, the Fund may be unable to obtain financial covenants or other contractual rights that the Fund might otherwise be able to obtain in making privately-negotiated investments. Moreover, the Fund may not have the same access to information in connection with investments in publicly traded securities or other publicly traded instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated investment. Publicly traded securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. Furthermore, the Fund may be limited in its ability to make investments and to sell existing investments in public securities or other publicly traded instruments because HPS or its affiliates may have material, non-public
information regarding the issuers of those securities or as a result of other policies of HPS or its affiliates. Accordingly, there can be no assurance that the Fund will make investments in public securities or other publicly traded instruments or, if it does, as to the amount it will invest. The inability to sell such securities or instruments in these circumstances could materially adversely affect the investment results of the Fund.
The Fund is Subject to Risks Associated with Originating Loans to Companies in Distressed Situations.

As part of its lending activities, the Fund or its affiliates may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. Issuers of lower-rated securities generally are more vulnerable to real or perceived economic changes, political changes or adverse industry developments. If an issuer’s financial condition deteriorates, accurate financial and business information may be limited or unavailable. In addition, lower-rated investments may be thinly traded and there may be no established secondary or public market. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action.
The Fund is Subject to Risks Associated with Investments that May Become Distressed.

The Fund has made, and may continue to make, investments that become distressed due to factors outside the control of the Adviser. There is no assurance that there will be sufficient collateral to cover the value of the loans and/or other investments purchased by the Fund or that there will be a successful reorganization or similar action of the company or investment which becomes distressed. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. In addition, under applicable law, the Fund may not be able to participate in future financings for restructured investments. Under such circumstances, the returns generated from the Fund’s investments may not compensate the shareholders adequately for the risks assumed. For example, under certain circumstances, a lender who has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated, or disallowed, or may be found liable for damage suffered by parties as a result of such actions. In addition, under circumstances involving a portfolio company’s insolvency, payments to the Fund and distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. Investments in restructurings involving
non-U.S.
portfolio companies may be subject to various laws enacted in the countries of their issuance for the protection of creditors. These considerations will differ depending on the country in which each portfolio company is located or domiciled.
Troubled company and other asset-based investments require active monitoring and may, at times, require participation in business strategy or reorganization proceedings by the Adviser and/or its affiliates. To the extent that the Adviser and/or its affiliates becomes involved in such proceedings, the Fund may have participated more actively in the affairs of the company than that assumed generally by a passive investor. In addition, involvement by the Adviser and/or its affiliates in an issuer’s or portfolio company’s reorganization proceedings could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position in the issuer and/or portfolio company. Such investments would likely take more time to realize before generating any returns and may not generate income during the course of reorganization.
The Fund is Subject to Risks Associated with Management of Distressed Investments.
The Affiliated Group is actively engaged in advisory and management services for multiple Affiliated Group Accounts. Certain investments of the Fund may become distressed (a “Distressed Investment”), including as a result of an underlying portfolio company or issuer of an investment undergoing financial stress, restructuring or bankruptcy. In such an event, the Adviser or its affiliates may supplement the investment team generally responsible for the management of the Fund’s portfolio with other investment professionals of the Adviser or its affiliates that are generally responsible for managing distressed and opportunistic investments on behalf of Affiliated Group Accounts (the “Distressed Investment Team”). The Distressed Investment Team may employ different investment or trading strategies with respect to the Distressed Investments than those that would otherwise have been employed by the investment team. In addition, the investment or trading strategies employed by the Distressed Investment Team with respect to the Distressed Investments may be influenced by investment decisions it makes, or strategies it employs, in managing similar investments for the benefit of the Affiliated Group Accounts. However, the investment or trading strategy for the Fund may be different than the strategy it employs in managing distressed or opportunistic investments in the Affiliated Group Accounts and, accordingly, such investments may produce different investment results for the Fund and the Affiliated Group Accounts. The Adviser will seek to manage the Fund, and HPS and the Adviser will seek to manage the Affiliated Group Accounts in accordance with their respective investment objectives and guidelines; however, the Affiliated Group including the Distressed Investment Team, may give advice and take action with respect to any current or future Affiliated Group Accounts that may compete or conflict with the advice given to the Fund, including with respect to the timing or nature of actions relating to certain investments.
The Fund is Subject to Risks Associated with Acquisitions of Portfolios of Loans
.
The Fund has invested in and may continue to invest in portfolios of loans. The Fund is unlikely to be able to evaluate the credit or other risks associated with each of the underlying borrowers or negotiate the terms of underlying loans as part of its acquisition but instead must evaluate and negotiate with respect to the entire portfolio of loans or, in the case where the Fund invests in contractual obligations to purchase portfolios of loans subsequently originated by a third party, with respect to the origination and credit selection processes of such third party rather than based on characteristics of a static portfolio of loans. As a result, one or more of the underlying loans in a portfolio may not include some of the characteristics, covenants and/or protections generally sought when the Fund acquires or originates individual loans. Furthermore, while some amount of defaults are expected to occur in portfolios, defaults in or declines in the value of investments in excess of these expected amounts may have a negative impact on the value of the portfolio and may reduce the return that the Fund receives in certain circumstances.
The Fund is Subject to Risks Associated with Revolver, Delayed-Draw and Line of Credit Investments
. The Fund has incurred and is expected to continue to, from time to time, incur contingent liabilities in connection with an investment. For example, the Fund makes investments that are structured as “revolvers,” “delayed-draws” or “lines of credit.” These types of investments generally have funding obligations that extend over a period of time, and if the portfolio company subsequently draws down on the revolver or delayed-draw facility or on the line of credit, the Fund would be obligated to fund the amounts due. However, there can be no assurance that a borrower will ultimately draw down on any such loan, in which case the Fund may never fund the investment (in full or in part), which may result in inefficient deployment of capital. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.
It is possible that a revolver, delayed-draw or line of credit investment would be bifurcated into separate investments, with certain investors (which may or may not include the Fund) participating in the initial drawdowns and other investors (which may or may not include the Fund) participating in the later drawdowns. In this situation, it is possible that investors that participate in the initial funding of an investment may receive certain economic benefits in connection with such initial funding, such as original issue discount, closing payments, or commitment fees and these benefits are expected to be allocated based on participation in the initial funding, regardless of participation in future funding obligations. Conversely, the investors participating only in the later funding obligations will have the benefit of the most recent portfolio company performance information in evaluating their investment whereas the investors that participated in the initial drawdowns (which may or may not include the Fund) will be obligated in any event to fund such later funding obligations. In certain cases, the Fund may participate in the initial funding of an investment, but may not participate in later-arising funding obligations (
i.e.
, the revolver, delayed-draw or line of credit portions) related to such investment, including because of capacity limitations that an investment vehicle may have for making new revolver, delayed-draw investments or lines of credit or because HPS or any of its affiliates forms a new investment fund focused on investing in revolvers, delayed-draw investments and lines of credit. As a result, the Fund may be allocated a smaller or larger portion of revolver, delayed-draw investments or lines of credit than other investors participating in the loan. Where the Fund and any other participating investors have not participated in each funding of an investment on a pro rata basis, conflicts of interest may arise between the Fund and the other investors as the interests of the Fund and the other investors may not be completely aligned with respect to such investment. In addition, a revolver, delayed draw investment or line of credit may be senior to the rest of the loan or to the initial funding, and as a result, the interests of the Fund may not be aligned with other participating investors. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.
The Fund is Subject to Risks Associated with Subordinated Debt Tranches.
The Fund has made, and may continue to make, investments in securities, including senior or subordinated and equity tranches, issued by the CLOs, including CLOs for which the Fund acts as the collateral manager. To the extent permitted by applicable law, the Fund may also invest in securities issued by CLOs for which HPS or its subsidiary acts as the collateral manager. Investments in CLO securities are complex and are subject to a number of risks related to, among other things, changes in interest rates, the rate of defaults and recoveries in the collateral pool, prepayment rates, terms of loans purchased to replace loans in the collateral pool which have pre-paid,
the exercise of remedies by more senior tranches and the possibility that no market will exist when the Fund seeks to sell its interests in CLO securities. If a CLO fails to satisfy one of the coverage tests provided in its indenture, all distributions on those CLO securities held by the Fund will cease until that CLO brings itself back into compliance with such coverage tests. CLO securities represent leveraged investments in the underlying collateral held by the CLO issuer. The use of leverage creates risk for the holders because the leverage increases their exposure to losses with respect to the collateral. As a result, the occurrence of defaults with respect to only a small portion of the collateral could result in the substantial or complete loss of the investment in the CLO securities. Payments of principal of, and interest on, debt issued by CLOs, and dividends and other distributions on subordinated and equity tranches of a CLO, are subject to priority of payments. CLO equity is subordinated to the prior payment of all obligations under debt securities. Further, in the event of default under any debt securities issued by a CLO, and to the extent that any elimination, deferral or reduction in payments on debt securities occurs, such elimination will be borne first by CLO equity and then by the debt securities in reverse order of seniority. Thus, the greatest risk of loss relating to defaults on the collateral held by CLOs is borne by the CLO equity.
The Fund is Subject to Risks Associated with Forming CLOs.
To finance investments, we have in the past and may in the future securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the subordinated notes issued in the securitization. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse
or limited-recourse basis to purchasers.
If we create a CLO, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.
In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.
The collateral manager for a CLO that we create may be the Fund, the Adviser or an affiliate, and such collateral manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Fund serves as collateral manager and the Fund is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional fees to the Adviser or the affiliate in connection therewith. To the extent the Fund serves as collateral manager, the Fund will receive no fees for providing such collateral management services.
The Fund is Subject to Risks Associated with Covenant-Lite Loans.
Although the Fund generally expects the transaction documentation of some portion of the Fund’s investments to include covenants and other structural protections, a portion of the Fund’s investments has been, and may continue to be, composed of so-called
“covenant-lite loans.” Generally, covenant-lite loans either do not have certain maintenance covenants that would require the issuer to maintain debt service or other financial ratios or do not contain common restrictions on the ability of the issuer to change significantly its operations or to enter into other significant transactions that could affect its ability to repay such loans. Ownership of covenant-lite loans may expose the Fund to different risks, including with respect to liquidity, price volatility and ability to restructure loans, than is the case with loans that have financial maintenance covenants. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the issuer’s ability to comply with its obligations under the loan.
The Fund is Subject to Risks Associated with Investing in Equity.
The Fund may make certain equity investments. The value of these securities generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity of issuers whose performance diverges from the Adviser’s expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. Equity investments generally will not feature any structural or contractual protections or payments that the Fund may seek in connection with its debt investments. In addition, investments in equity may give rise to additional taxes and/or risks and the Fund may hold these investments through entities treated as corporations for U.S. federal income tax purposes or other taxable structures which may reduce the return from such investments.
The Fund is Subject to Risks Associated with Investing in Convertible Securities.
Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Because of their embedded equity component, the value of convertible securities is sensitive to changes in equity volatility and price and a decrease in equity volatility and price could result in a loss for the Fund. The debt characteristic of convertible securities also exposes the Fund to changes in interest rates and credit spreads. The value of the convertible securities may fall when interest rates rise or credit spreads widen. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective. The Fund’s exposure to these risks may be unhedged or only partially hedged.
The Fund is Subject to Risks Associated with Investing in Structured Credit Instruments.
The Fund has invested, and may continue to invest, in structured credit instruments. Structured securities are extremely complex and are subject to risks related to, among other things, changes in interest rates, the rate of defaults in the collateral pool, the exercise of redemption rights by more senior tranches and the possibility that a liquid market will not exist in when the Fund seeks to sell its interest in a structured security.

The Fund is Subject to Risks Associated with Assignments and Participations
. The Fund may acquire investments directly, by way of assignment or indirectly by way of participation. The purchaser of an assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the loan obligation. In contrast, participations acquired in a portion of a loan obligation held by a selling institution typically result in a contractual relationship only with such selling institution, not with the obligor. Therefore, holders of indirect participation interests are subject to additional risks not applicable to a holder of a direct assignment interest in a loan. In purchasing a participation, the Fund generally would have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or other instrument evidencing such loan obligation, nor any rights of set-off
against the obligor, and the Fund may not directly benefit from the collateral supporting the loan obligation in which it has purchased the participation. As a result, the Fund would assume the credit risk of both the obligor and the selling institution, which would remain the legal owner of record of the applicable loan. In the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of the selling institution in respect of the participation, may not benefit from any set-off
exercised by the selling institution against the obligor and may be subject to any set-off
exercised by the obligor against the selling institution. Assignments and participations are typically sold strictly without recourse to the selling institution, and the selling institution generally will make no representations or warranties about the underlying loan, the portfolio companies, the terms of the loans or any collateral securing the loans. Certain loans have restrictions on assignments and participations which may negatively impact the Fund’s ability to exit from all or part of its investment in a loan. In addition, if a participation interest is purchased from a selling institution that does not itself retain any portion of the applicable loan, such selling institution may have limited interests in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower.
The Fund is Subject to Risks Relating to Fraudulent Conveyances and Voidable Preferences by Issuers.
Under U.S. legal principles, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness (including a bankruptcy trustee), if a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness or for granting security, and that after giving effect to such indebtedness or such security, the issuer (a) was insolvent, (b) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate and avoid, in whole or in part, the obligation underlying an investment of the Fund as a constructive fraudulent conveyance. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness in which the Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence.
In addition, it is possible a court may invalidate, in whole or in part, the indebtedness underlying an investment of the Fund as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the obligor or recover amounts previously paid by the obligor in satisfaction of such indebtedness. Moreover, in the event of the insolvency of an issuer of a portfolio company, payments made on its indebtedness could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before the portfolio company becomes a debtor in a bankruptcy case.
Even if the Fund does not engage in conduct that would form the basis for a successful cause of action based upon fraudulent conveyance or preference law, there can be no assurance as to whether any lending institution or other party from which the Fund may acquire such indebtedness, or any prior holder of such indebtedness, has not engaged in any such conduct (or any other conduct that would subject such indebtedness to disallowance or subordination under insolvency laws) and, if it did engage in such conduct, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Fund so that the Fund’s claim against the issuer would be disallowed or subordinated.
The Fund is Subject to Risks Related to Bankruptcy
.
One or more of the issuers of an investment held by the Fund may become involved in bankruptcy or similar proceedings. There are a number of significant risks inherent in the bankruptcy process. First, many events in a bankruptcy are adversarial and beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a court would not approve actions which may be contrary to the interests of the Fund. Reorganizations can be contentious and adversarial. Participants may use the threat of, as well as actual, litigation as a negotiating technique. Second, the duration of a bankruptcy case can only be roughly estimated. The bankruptcy process can involve substantial legal, professional and administrative costs to the company and the Fund, it is subject to unpredictable and lengthy delays, and during the process the company’s competitive position may erode, key management may depart and the company may not be able to invest adequately. In some cases, the company may not be able to reorganize and may be required to liquidate assets. Any of these factors may adversely affect the return on a creditor’s investment. Third, U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of securities can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class. Fourth, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be substantial. Fifth, a bankruptcy may result in creditors and equity holders losing their ranking and priority as such if they are considered to have taken over management and functional operating control of a debtor. Sixth, the Fund may purchase creditor claims subsequent to the commencement of a bankruptcy case, and it is possible that such purchase may be disallowed by a court if it determines that the purchaser has taken unfair advantage of an unsophisticated seller, which may result in the rescission of the transaction (presumably at the original purchase price) or forfeiture by the purchaser.
Further, several judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated an implied or contractual duty of good faith and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or shareholders. Because of the nature of certain of the investments, the Fund could be subject to allegations of lender liability. Because of the potential of HPS or its affiliates to have investments in several positions in the same, different or overlapping levels of a portfolio company’s capital structure, the Fund may be subject to claims from creditors of a portfolio company that the investments should be equitably subordinated to the payment of other obligations of the portfolio company by reason of the conduct of the Fund or HPS and its affiliates. In addition, under certain circumstances, a U.S. bankruptcy court could also recharacterize claims held by the Fund as equity interests, and thereby subject such claims to the lower priority afforded equity claims in certain restructuring scenarios.
The Fund is Subject to Risks Related to Exit Financing.
The Fund may invest in portfolio companies that are in the process of exiting, or that have recently exited, the bankruptcy process. Post-reorganization securities typically entail a higher degree of risk than investments in securities that have not undergone a reorganization or restructuring. Moreover, post-reorganization securities can be subject to heavy selling or downward pricing pressure after the completion of a bankruptcy reorganization or restructuring. If the Adviser’s evaluation of the anticipated outcome of an investment situation should prove incorrect, the Fund could experience a loss.
The Fund is Subject to Risks Related to Bankruptcy Involving
Non-U.S.
Companies.
Investment in the debt of financially distressed companies domiciled outside the United States involves additional risks. Bankruptcy law and process may differ substantially from that in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain developing countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain, while other developing countries may have no bankruptcy laws enacted, adding further uncertainty to the process for reorganization.
The Fund is Subject to Risks Relating to Creditors
’
Committee and/or Board Participation
.
In connection with some of the investments, the Fund may, but is not obligated to, seek representation on official and unofficial creditors’ committees and/or boards (or comparable governing bodies) of the portfolio companies. While such representation may enable the Adviser to enhance the value of the investments, it may also prevent the Fund from disposing of the investments in a timely and profitable manner, because serving on a creditors’ committee increases the possibility that the Fund will be deemed an “insider” or a “fiduciary” of the portfolio company. If the Adviser concludes that its obligations owed to the other parties as a committee or group member conflict with its duties owed to the Fund, it may resign from that committee or group, and the Fund may not realize the benefits, if any, of participation on the committee or group. If representation on a creditors’ committee or board causes the Fund, the Adviser or their respective affiliates to be deemed affiliates or related parties of the portfolio company, the securities of such portfolio company held by the Fund may become restricted securities, which are not freely tradable. Participation on a creditors’ committee and/or board representation may also subject the Fund to additional liability to which they would not otherwise be subject as an ordinary course, third-party investor. The Fund will indemnify the Adviser or any other person designated by the Adviser for claims arising from such board and/or committee representation, which could adversely affect the return on the investments. The Fund will attempt to balance the advantages and disadvantages of such representation when deciding whether and how to exercise its rights with respect to such portfolio companies, but changes in circumstances could produce adverse consequences in particular situations.
The Fund is Subject to Risks of Investments in Special Situations.
The Fund’s investments may involve investments in ‘event-driven’ special situations such as recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Investments in such securities are often difficult to analyze, have limited trading histories and have limited in-depth
research coverage and, therefore, may present an increased risk of loss to the Fund.
The Fund is Subject to Risks Associated with Real Estate.
The Fund may invest in mortgage-backed securities, individual mortgages and other real estate credit investments. Investments in mortgage-backed securities are subject to the risks applicable to the risks described above in “
–
The Fund is Subject to Risks Associated with Subordinated Debt Tranches
,” as well as the risks applicable to real estate investments generally. With respect to particular real estate credit investments, real estate debt instruments that are in default may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-down of the principal of such debt instruments. Even if a restructuring were successful, a risk exists that upon maturity of such real estate debt instrument, replacement “takeout” financing will not be available. It is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate debt instruments purchased by the Fund. The foreclosure process can be lengthy, uncertain and expensive. Real estate risks typically include fluctuations in the real estate markets, slowdown in demand for the purchase or rental of properties, changes in the relative popularity of property types and locations, the oversupply of a certain type of property, changes in regional, national and international economic conditions, adverse local market conditions, the financial conditions of tenants, buyers and sellers of properties, changes in building, environmental, zoning and other laws and other governmental rules and fiscal policies, changes in real property tax rates or the assessed values of the investments, changes in interest rates and the availability or terms of debt financing, changes in operating costs, risks due to dependence on cash flow, environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which inadequate reserves had been established, uninsured casualties, risks due to dependence on cash flow and risks and operating problems arising out of the presence of certain construction materials, unavailability of or increased cost of certain types of insurance coverage, such as terrorism insurance, fluctuations in energy prices, acts of God, natural disasters and uninsurable losses, acts of war (declared and undeclared), terrorist acts, strikes and other factors which are not within the control of the Adviser.
The Fund is Subject to Risks Associated with Investments in Portfolio Companies in Regulated Industries.
Certain industries are heavily regulated. The Fund may make loans to borrowers operating in industries that are subject to greater amounts of regulation than other industries generally. These more highly regulated industries may include, among others, energy and power, gaming and healthcare. Investments in borrowers that are subject to a high level of governmental regulation pose additional risks relative to loans to other companies generally. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If a portfolio company fails to comply with these requirements, it could also be subject to civil or criminal liability and the imposition of fines. A portfolio company also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such company. Governments have considerable discretion in implementing regulations that could impact a portfolio company’s business, and governments may be influenced by political considerations and may make decisions that adversely affect a portfolio company’s business. Additionally, certain portfolio companies may have a unionized workforce or employees who are covered by a collective bargaining agreement, which could subject any such portfolio company’s activities and labor relations matters to complex laws and regulations relating thereto. Moreover, a portfolio company’s operations and profitability could suffer if it experiences labor relations problems. A work stoppage at one or more of any such portfolio company’s facilities could have a material adverse effect on its business, results of operations and financial condition. Any such problems additionally may bring scrutiny and attention to the Fund, which could adversely affect the Fund’s ability to implement its investment objective.
The Fund is Subject to Risks Associated with Investments in Original Issue Discount and
Payment-In-Kind
Instruments.
We have invested and expect to continue to invest in original issue discount or PIK instruments. To the extent that we invest in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash
income in taxable and accounting income prior to receipt of cash, including the following:

•
the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•
original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•
an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;

•
market prices of PIK instruments and other
zero-coupon
instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero-coupon
debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•
even if the conditions for income accrual under accounting principles generally accepted in the United States (“GAAP”) are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•
for accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in
capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

•
the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash
component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to maintain tax treatment as a RIC for U.S. federal income tax purposes; and

•	original issue discount may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.
In addition, the part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that accrues prior to being received in cash, such as original issue discount, market discount, and income arising from debt instruments with PIK interest or zero-coupon
securities. If a portfolio company defaults on a loan that provides for such accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible, and the Adviser will have no obligation to refund any fees it received in respect of such accrued income.
The Fund is Subject to Risks Arising from Entering into a TRS Agreement.
A total return swap (“TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly.
A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.
The Fund is Subject to Risks Associated with Repurchase Agreements.
Subject to our investment objective and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

The Fund is Subject to Risks Relating to Securities Lending Agreements.
We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, would at least equal 150% (equivalent to $2 of debt outstanding for each $1 of equity) immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (
e.g.
, negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market
basis in an amount at least equal at all times to the market value of the securities lent. If the Fund enters into a securities lending arrangement, the Adviser, as part of its responsibilities under the Advisory Agreement, will invest the Fund’s cash collateral in accordance with the Fund’s investment objective and strategies. The Fund will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent.
The Fund may invest the cash collateral received only in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund.
Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.
The Fund is Subject to Risks Relating to Asset-Based Financing
.
The Fund has invested, and expects to continue investing, in asset-based loans with third-party investment funds (“Fund Issuers”) where such loans are directly or indirectly collateralized by the value or cash flows of one or more of a Fund Issuer’s assets, including the distributions the Fund Issuer expects to receive from its underlying investments in portfolio companies (“Underlying Portfolio Companies”). Any such financing may be secured by the value of the assets of the Fund Issuer, which may be determined by a third-party valuation firm or as reported by the Fund Issuer pursuant to its internal valuation policies or as otherwise agreed with such Fund Issuer. The assets of a Fund Issuer are subject to devaluation risk, as well as other risks, including credit, liquidity and interest rate changes. In many cases, the assets held by a Fund Issuer may be illiquid and, even following an exercise of remedies, they may be difficult to liquidate or sell, which could lead to a reduced recovery. Furthermore, certain assets constituting collateral may require consent of third parties to transfer or sell. Fund Issuer assets indirectly pledged to the Fund as collateral may be even more challenging to sell and in certain circumstances may only be able to be sold together with other assets which may be less attractive to potential buyers. In many cases, loans may also be subject to a “standstill” or similar provision that provides the Fund Issuer the ability to call capital from its investors or use other cure remedies prior to allowing the Fund to exercise remedies following an event of default, further delaying the Fund’s ability to take action. In addition, certain asset-based loans may be structured without mandatory prepayments or scheduled amortization. In this case, as long as any Fund Issuer is in compliance with the terms of the applicable asset-based loan and its organizational documents, such Fund Issuer may be permitted to make distributions to its investors and/or other equity holders, and the amount distributed will no longer be available to service or repay such asset-based loan.
Further, the Fund may invest in loans to Fund Issuers that are unsecured but linked to financial tests based upon the value or cash flows of one or more of such Fund Issuer’s assets (including Underlying Portfolio

Companies) or the distributions realized by the Fund Issuer from such assets (including Underlying Portfolio Companies). Similar to the above, the assets held by such Fund Issuers may be largely illiquid and, if pledged as collateral, may require consents and other steps in order to be foreclosed upon and sold. In addition, the cash flows produced by the assets held by such Fund Issuer may be irregular and/or insufficient to repay any or all of the amounts outstanding under such asset-based loan.
If a Fund Issuer defaults under its asset-based loan, the Fund will have to determine whether to accelerate the amounts due under the loan or enter into a workout negotiation or restructuring with the Fund Issuer. A workout negotiation or restructuring may entail a substantial reduction in the interest rate, a substantial write-down of principal, and/or a substantial change to the terms, conditions and covenants of such loans. If a loan is accelerated, the Fund may have difficulties foreclosing and ultimately selling any pledged collateral, including an Underlying Portfolio Company. If any such collateral is sold, it is possible that the proceeds of such sale or disposition will not be equal to the amount of principal and interest owed to the Fund. On the other hand, if the Fund elects not to sell any of the assets of the Fund Issuer and instead decide to collect the cash flows from the Underlying Portfolio Companies or other assets of the Fund Issuer, the cash flows produced may be irregular and/or insufficient to repay any or all of the amounts outstanding under such asset-based loan. As a result, upon any non-performance or default under any such asset-based loans made by the Fund, the Fund may fail to recover some or all of its capital and/or expected returns, even if the loans are collateralized.
In addition, the Fund’s asset-based loans may be subject to refinancing options, prepayment options or similar provisions that could result in the Fund Issuer repaying the principal on an obligation held by the Fund earlier than expected. As a consequence, if the Fund is not able to negotiate favorable prepayment premiums and/or non-call periods, the Fund’s ability to achieve its investment objective may be affected.
Fund Issuers may also be permitted to issue additional indebtedness that would increase the overall leverage and fixed charges to which such Fund Issuers are subject. Such additional indebtedness could have structural or contractual priority, either as to specific collateral (including Underlying Portfolio Companies) or generally, over the ranking of the investment by the Fund. In the event of any default, restructuring or insolvency of any Underlying Portfolio Company or other assets pledged as collateral, the Fund could be subordinated to, or be required to share on a ratable basis, with any recoveries in favor of the holders of such other or additional indebtedness.
Risks Relating to Certain Regulatory Matters
The Fund is Subject to Risks Relating to Regulations Governing the Fund
’
s Operation as a BDC.
The Fund will not generally be able to issue and sell its Common Shares at a price below net asset value per share. The Fund may, however, sell Common Shares, or warrants, options or rights to acquire the Fund’s Common Shares, at a price below the then-current net asset value per share of the Fund’s Common Shares if the Fund’s Board determines that such sale is in the Fund’s best interests, and if investors approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Fund’s Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing Common Shares or senior securities convertible into, or exchangeable for, its Common Shares, then the percentage ownership of investors at that time will decrease, and investors may experience dilution.
The Fund Must Invest a Sufficient Portion of Assets in Qualifying Assets.
The Fund may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of the Fund’s total assets are qualifying assets.
The Fund believes that most of the investments that it may acquire in the future will constitute qualifying assets. However, the Fund may be precluded from investing in what it believes to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If the Fund does not invest a sufficient portion of its assets in qualifying assets, it could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent the Fund, for example, from making follow-on
investments in existing portfolio companies (which could result in the dilution of its position) or could require the Fund to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If the Fund needs to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. The Fund may not be able to find a buyer for such investments and, even if a buyer is found, the Fund may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on the Fund’s business, financial condition, results of operations and cash flows.
If the Fund does not maintain its status as a BDC, it would be subject to regulation as a registered closed-end
management investment company under the 1940 Act. As a registered closed-end
management investment company, the Fund would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease its operating flexibility.
As a Public Company, We Are Subject to Regulations Not Applicable to Private Companies, Such as Provisions of the Sarbanes-Oxley Act. Efforts to Comply With Such Regulations Will Involve Significant Expenditures, and
Non-Compliance
With Such Regulations May Adversely Affect Us
.
As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Following the transition period established by rules of the SEC, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our shares, which is not expected to occur.
New or Modified Laws or Regulations Governing Our Operations May Adversely Affect Our Business.
The Fund’s portfolio companies and the Fund are subject to regulation by-laws
at the U.S. federal, state, and local levels. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations, and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on the Fund’s business. The effects of such laws and regulations on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them and the approaches taken in implementing regulations. President Biden may support an enhanced regulatory agenda that imposes greater costs on all sectors and on financial services companies in particular.
Future legislative and regulatory proposals directed at the financial services industry that are proposed or pending in the U.S. Congress may negatively impact the operations, cash flows or financial condition of the Fund or its portfolio companies, impose additional costs on portfolio companies or the Fund intensify the regulatory supervision of the Fund or its portfolio companies or otherwise adversely affect the Fund’s business or the business of its portfolio companies. Laws that apply to the Fund, either now or in the future, are often highly complex and may include licensing requirements. The licensing process can be lengthy and can be expected to subject the Fund to increased regulatory oversight. Failure, even if unintentional, to comply fully with applicable laws may result in sanctions, fines, or limitations on the ability of the Fund or the Adviser to do business in the relevant jurisdiction or to procure required licenses in other jurisdictions, all of which could have a material adverse effect on the Fund. In addition, if the Fund does not comply with applicable laws and regulations, it could lose any licenses that it then holds for the conduct of its business and may be subject to civil fines and criminal penalties.
Additionally, changes to the laws and regulations governing Fund operations, including those associated with RICs, may cause the Fund to alter its investment strategy in order to avail itself of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to the Fund’s strategies and plans and may shift the Fund’s investment focus from the areas of expertise of the Adviser to other types of investments in which the Adviser may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of an investor’s investment. If the Fund invests in commodity interests in the future, the Adviser may determine not to use investment strategies that trigger additional regulation by the CFTC or may determine to operate subject to CFTC regulation, if applicable. If the Adviser or the Fund were to operate subject to CFTC regulation, the Fund may incur additional expenses and would be subject to additional regulation.
In addition, certain regulations applicable to debt securitizations implementing credit risk retention requirements that have taken effect in both the U.S. and in Europe may adversely affect or prevent the Fund from entering into securitization transactions. These risk retention rules will increase the Fund’s cost of funds under, or may prevent the Fund from completing, future securitization transactions. In particular, the U.S. Risk Retention Rules require the sponsor (directly or through a majority-owned affiliate) of a debt securitization, such as CLOs, in the absence of an exemption, to retain an economic interest in the credit risk of the assets being securitized in the form of an eligible horizontal residual interest, an eligible vertical interest, or a combination thereof, in accordance with the requirements of the U.S. Risk Retention Rules. Given the more attractive financing costs associated with these types of debt securitizations as opposed to other types of financing available (such as traditional senior secured facilities), this increases our financing costs, which increases the financing costs ultimately borne by the Fund’s investors.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank
financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank
credit extension by the Biden Administration could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of the Fund or otherwise adversely affect the Fund’s business, financial condition and results of operations.
We Are Subject to Risks Related to Corporate Social Responsibility.
Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in investing in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.
Our brand and reputation may be negatively impacted if we fail to act responsibly in a number of areas, such as considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand and our relationships with shareholders, which could adversely affect our business and results of operations.
Additionally, new regulatory initiatives related to ESG could adversely affect our business. The SEC has proposed rules that, in addition to other matters, would establish a framework for reporting of climate-related risks. For example, the SEC has announced that it may require disclosure of certain
ESG-related
matters. There is a risk that a significant reorientation in the market following the implementation of these and further measures could be adverse to our portfolio companies if they are perceived to be less valuable as a consequence of, for example, their carbon footprint or “greenwashing” (
i.e.
, the holding out of a product as having green or sustainable characteristics where this is not, in fact, the case). We are, and our portfolio companies may be, or could in the future become subject to the risk that similar measures might be introduced in other jurisdictions in the future. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective (if at all). Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability. On the other hand, certain state governments have begun to challenge the use of ESG factors in investment decisions, potentially setting up conflicting standards for the Fund to address.
Changes to the Dodd-Frank Act May Adversely Impact the Fund.
The enactment of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial regulations curtailed certain investment activities of U.S. banks. As a result, alternative providers of capital (such as the Fund) were able to access certain investment opportunities on a larger scale. If the restrictions under the Dodd-Frank Act are curtailed or repealed, banks may be subject to fewer restrictions on their investment activities, thereby increasing competition with the Fund for potential investment opportunities. As a result, any changes to the Dodd-Frank Act may adversely impact the Fund.
The Fund is Subject to Risks Relating to
Pay-to-Play
Laws, Regulations and Policies.
Many states, their subdivisions and associated pension plans have adopted so-called
“pay-to-play”
laws, rules, regulations or policies which prohibit, restrict or require disclosure of payments to, and/or certain contacts with, certain politicians or officials associated with public entities by individuals and entities seeking to do business with related entities, including seeking investments by public retirement funds in collective investment funds such as the Fund. The SEC also has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation with respect to a government plan investor for two years after the adviser or certain of its executives or employees makes a contribution to certain elected officials or candidates for certain elected offices. If the Adviser, its affiliates or their respective employees or affiliates violate such pay-to-play
laws, rules, regulations or policies, such
non-compliance
could have an adverse effect on the Fund.
The Fund is Subject to Risks Relating to Government Policies, Changes in Laws, and International Trade.
Governmental regulatory activity, especially that of the Board of Governors of the U.S. Federal Reserve System, may have a significant effect on interest rates and on the economy generally, which in turn may affect the price of the securities in which the Fund plans to invest. High interest rates, the imposition of credit controls or other restraints on the financing of takeovers or other acquisitions could diminish the number of merger tender offers, exchange offers or other acquisitions, and as a consequence have a materially adverse effect on the activities of the Fund. Moreover, changes in U.S. federal, state, and local tax laws, U.S. federal or state securities and bankruptcy laws or in accounting standards may make corporate acquisitions or restructurings less desirable or make risk arbitrage less profitable. Amendments to the U.S. Bankruptcy Code or other relevant laws could also alter an expected outcome or introduce greater uncertainty regarding the likely outcome of an investment situation.
In addition, governmental policies could create uncertainty for the global financial system and such uncertainty may increase the risks inherent to the Fund and its activities. For example, in March 2018, the United States imposed an additional 25% tariff under Section 232 of the Trade Expansion Act of 1962, as amended, on steel products imported into the United States. Furthermore, in May 2019, the United States imposed a 25% tariff on certain imports from China, and China reacted with tariffs on certain imports from the United States. These tariffs and restrictions, as well as other changes in U.S. trade policy, have resulted in, and may continue to trigger, retaliatory actions by affected countries, including imposing trade sanctions on certain U.S. products. A “trade war” of this nature has the potential to increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on imports and exports. Prospective shareholders should realize that any significant changes in governmental policies (including tariffs and other policies involving international trade) could have a material adverse impact on the Fund and its investments.
The Fund is Subject to Risks Relating to General Data Protection Regulations.
In Europe, the General Data Protection Regulation (“GDPR”) was made effective on May 25, 2018, introducing substantial changes to current European privacy laws. It has superseded the existing Data Protection Directive, which is the key European legislation governing the use of personal data relating to living individuals. The GDPR provides enhanced rights to individuals with respect to the privacy of their personal data and applies not only to organizations with a presence in the European Union which use or hold data relating to living individuals, but also to those organizations that offer services to individual European Union investors. In addition, although regulatory behavior and penalties under the GDPR remain an area of considerable scrutiny, it does increase the sanctions for serious breaches to the greater of €20 million or 4% of worldwide revenue, the impact of which could be significant. Compliance with the GDPR may require additional measures, including updating policies and procedures and reviewing relevant IT systems, which may create additional costs and expenses for the Fund and therefore the shareholders. The Fund may have indemnification obligations in respect of, or be required to pay the expenses relating to, any litigation or action as a result of any purported breach of the GDPR. Shareholders other than individuals in the European Union may not be afforded the protections of the GDPR.
The Replacement of LIBOR With an Alternative Reference Rate May Result in an Overall Increase to Borrowing Costs or Cause Other Disruptions, Which Could Have a Material Adverse Effect on Our Results of Operations, Financial Condition and Cash Flow.
London Inter-Bank Offered Rate (“LIBOR”) was widely used as a reference for setting the interest rate on loans, bonds and derivatives globally. However, by June 2023, LIBOR is expected to be completely phased out as a reference rate. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has recommended a new reference rate derived from short-term repurchase agreements backed by Treasury securities, SOFR.
Certain of the Fund’s investments and/or other indebtedness of the Fund’s portfolio companies have interest rates with a LIBOR reference. As a result, the transition away from LIBOR may adversely impact the Fund and/or the Fund’s portfolio companies. Even if replacement conventions (
e.g.
, SOFR) are adopted in the lending and bond markets, it is uncertain whether they might affect the Fund’s floating-rate investments, including by:

•
adversely impacting the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives that may be included in the Fund’s assets;

•
requiring extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of documentation to modify the terms of investments;

•
resulting in disputes, litigation or other actions with portfolio companies, or other counterparties, regarding the interpretation and enforceability of provisions in the Fund’s LIBOR-based investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates; or

•	causing the Fund to incur additional costs in relation to any of the above factors.
In addition to the Fund and portfolio companies potentially needing to renegotiate some of those instruments to address a transition away from LIBOR, there also may be different conventions that arise in different but related market segments, which could result in mismatches between different assets and liabilities and, in turn, cause possible unexpected gains and/or losses for the Fund or portfolio companies. Some of these replacement rates may also be subject to compounding or similar adjustments that cause the amount of any payment referencing a replacement rate not to be determined until the end of the relevant calculation period, rather than at the beginning, which could lead to administrative challenges for the Fund. Furthermore, the determination of such replacement rate may require further negotiation and there can be no assurance that an agreement between the parties will be reached.
If the transition from LIBOR results in an overall increase to borrowing costs, higher interest expense could negatively affect the financial results and valuations of our funds’ portfolio companies. There is no guarantee that a transition from LIBOR to an alternative will not result in significant increases or volatility in risk-free benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on our results of operations, financial condition and cash flow.
The Fund is Subject to Risks Arising from Potential Controlled Group Liability.
Under certain circumstances it would be possible for the Fund, along with its affiliates, to obtain a controlling interest (
i.e.
, 80% or more) in certain portfolio companies. This could occur, for example, in connection with a work out of the portfolio company’s debt obligations or a restructuring of the portfolio company’s capital structure. Based on recent federal court decisions, there is a risk that the Fund (along with its affiliates) would be treated as engaged in a “trade or business” for purposes of ERISA’s controlled group rules. In such an event, the Fund could be jointly and severally liable for a portfolio company’s liabilities with respect to the underfunding of any pension plans which such portfolio company sponsors or to which it contributes. If the portfolio company were not able to satisfy those liabilities, they could become the responsibility of the Fund, causing it to incur potentially significant, unexpected liabilities for which reserves were not established.
The Fund is Subject to Risks Arising from Compliance with the SEC’s Regulation Best Interest
. Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.
Federal Income Tax Risks
The Fund is Subject to RIC Qualification Risks
. To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
The Fund May Experience Difficulty with Paying Required Distributions
. For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon
securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax. The resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
Some Investments May be Subject to Corporate-Level Income Tax
. We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
Certain Portfolio Investments May Present Special Tax Issues
. We have and continue to expect to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues. U.S. federal income tax rules are not entirely clear about certain issues related to such investments such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us, to the extent necessary, to distribute sufficient income to preserve our tax status as a RIC and minimize the extent to which we are subject to U.S. federal income or excise tax.
Legislative or Regulatory Tax Changes Could Adversely Affect Investors
. At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. The likelihood of any new legislation being enacted is uncertain. Any new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us and/or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.
The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in a Fund. Each prospective shareholder should read this entire registration statement and consult with its advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risk factors.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy is to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.
We seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 90 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid invest
m
ents than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
We estimate that we will incur approximately $6.3 million of organizational and offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with the offering, or approximately 0.08% of the gross proceeds, assuming maximum gross proceeds of $8,000,000,000. Pursuant to the Expense Support Agreement, the Adviser is obligated to advance all of our Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. We will be obligated to reimburse the Adviser for such advanced expenses only if certain conditions are met. See “Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.
The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of shares registered in this offering, or 316,831,683 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the current offering price of $25.25 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $8,000,000,000. The tables assume that 1/4 of our gross offering proceeds are from the sale of Class S shares, 1/4 of our gross offering proceeds are from the sale of Class D shares, 1/4 of our gross offering proceeds are from the sale of Class I shares and 1/4 of our gross offering proceeds are from the sale of Class F shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $2,000,000,000 in Class S Shares
Gross Proceeds (1)	$2,000,000,000	100.00%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses (3)	$1,574,000	0.08%
Net Proceeds Available for Investment	$1,998,426,000	99.92%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $2,000,000,000 in Class D Shares
Gross Proceeds (1)	$2,000,000,000	100.00%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses(3)	$1,574,000	0.08%
Net Proceeds Available for Investment	$1,998,426,000	99.92%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $2,000,000,000 in Class I Shares
Gross Proceeds (1)	$2,000,000,000	100.00%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses (3)	$1,574,000	0.08%
Net Proceeds Available for Investment	$1,998,426,000	99.92%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class F shares.

	Maximum Offering of $2,000,000,000 in Class F Shares
Gross Proceeds (1)	$2,000,000,000	100.00%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses (3)	$1,574,000	0.08%
Net Proceeds Available for Investment	$1,998,426,000	99.92%

(1)
We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, Class I shares or Class F shares; however, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares. We pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, and (c) for Class F shares only, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV for the Class F shares, in each case, payable monthly. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D or Class F shares. See “Plan of Distribution.”

(3)
The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The discussion and analysis of our financial condition and results of operations should be read in conjunction with “Financial Highlights” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements, which relate to future events, our future performance or financial condition and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements. Actual results could differ materially from those implied or expressed in any forward-looking statements. Dollar amounts are in thousands, except per share data, percentages and as otherwise noted.
Overview and Investment Framework
We are an externally managed,
non-diversified
closed-end
management investment company that has elected to be treated as a BDC under the 1940 Act. Formed as a Delaware statutory trust on December 23, 2020 that commenced operations on February 3, 2022, we are externally managed by the Adviser, which is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our Adviser is registered as an investment adviser with the SEC and a wholly-owned subsidiary of HPS. We have elected to be treated, and intend to qualify annually, as a RIC under the Code.
Under our Advisory Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including, but not limited to, our allocable portion of the costs of compensation (including salaries, bonuses and benefits) and related expenses of our chief compliance officer, chief financial officer and their respective staffs.
Our investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. Our investment strategy focuses primarily on newly originated, privately negotiated senior credit investments in high-quality, established upper middle market companies and, in select situations, companies in special situations. We use the term upper middle market companies to generally mean companies with “EBITDA” of $75 million to $1 billion annually or $250 million to $5 billion in revenue annually at the time of investment. We have and may continue to invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. While our investment strategy primarily focuses on companies in the United States, we also intend to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside the U.S., subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.” We also include a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. We intend to use these investments to maintain liquidity for our share repurchase program and to manage cash while seeking attractive returns before investing subscription proceeds into originated loans. We invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit and credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities). If we change our 80% test, we will provide shareholders with at least 60 days’ prior notice of such change. Although not expected to be a primary component of our investment strategy, in select situations, we may also make certain Opportunistic Investments, in each case taking into account availability of leverage for such investments and our target risk/return profile. In addition, we may also participate in programmatic investments through partnerships or joint ventures with one or more unaffiliated banks or other financial institutions, including structures where a partner assumes senior exposure to each investment, and we participate in the junior exposure.

Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other funds and accounts sponsored or managed by the Adviser or HPS. We expect to invest in co-investment
transactions with other funds and accounts sponsored or managed by the Adviser or HPS.
To seek to enhance our returns, we employ leverage as market conditions permit and at the discretion of the Adviser, but we are subject to the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio. We intend to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase our total capital available for investment.
To finance investments, we have in the past and may in the future securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the subordinated notes issued in the securitization.
Key Components of Our Results of Operations
Investments
We focus primarily on senior secured loans and securities of private U.S. companies. Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to private companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make.
Revenues
We generate revenues in the form of interest and fee income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable monthly or quarterly. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue from various fees in the ordinary course of business such as in the form of structuring, consent, waiver, amendment, syndication and other miscellaneous fees. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.
Expenses
Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

•	investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement;

•
our allocable portion of compensation (including salaries, bonuses, and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals
at the Administrator that performs duties for us; and (iii) any internal audit group personnel of HPS or any of its affiliates;

•	all other expenses of the Fund’s operations, administrations and transactions.
As our investment adviser prior to June 30, 2023, HPS agreed to advance all of our organization and offering expenses on our behalf through February 3, 2022, the date on which we broke escrow for our initial offering of Common Shares (the “Escrow Break Date”). On such date, the Fund became obligated to reimburse HPS for such advanced expenses and HPS subsequently requested reimbursement of these expenses and was paid pursuant to the Prior Expense Support Agreement. After such date, the Fund bears all such expenses, subject to the Expense Support Agreement. Pursuant to the Expense Support Agreements, HPS was, and the Adviser is, obligated to advance all of our Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. We were and are obligated to reimburse HPS and the Adviser, respectively, for such advanced expenses (including any additional expenses HPS elected, or the Adviser elects, to pay on our behalf), subject to certain conditions. See “Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.
From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser and the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses are ultimately borne by our shareholders.
Expense Support and Conditional Reimbursement Agreement
We have entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser. For additional information see “Note 3. Fees, Expenses, Agreements and Related Party Transactions” to the consolidated financial statements included elsewhere in this prospectus.
Portfolio and Investment Activity
Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated):

	As of and for the year ended December 31, 2023	As of and for the year ended December 31, 2022
Total investments, beginning of period	$5,860,186	$—
New investments purchased	4,001,591	6,109,226
Payment-in-kind interest and dividends capitalized	32,220	9,168
Net accretion of discount on investments	39,470	11,163
Net realized gain (loss) on investments	(17,633)	(2,467)
Investments sold or repaid	(712,033)	(266,904)

Total investments, end of period	$9,203,801	$5,860,186

The following table presents certain selected information regarding our investment portfolio:

	December 31, 2023	December 31, 2022
Weighted average yield on debt and income producing investments, at amortized cost (1)	12.2%	10.9%
Weighted average yield on debt and income producing investments, at fair value (1)	12.1%	11.1%
Weighted average yield on total portfolio, at amortized cost (2)	12.0%	10.9%
Weighted average yield on total portfolio, at fair value (2)	11.9%	11.1%
Number of portfolio companies	239	195
Weighted average EBITDA (3)	$193	$178
Weighted average loan-to-value (“LTV”) (4)	39%	41%
Percentage of debt and income producing investments bearing a floating rate, at fair value	98.6%	99.1%
Percentage of debt and income producing investments bearing a fixed rate, at fair value	1.4%	0.9%

(1)
Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts and less any annual amortization of premiums, as applicable, on accruing (i) debt and (ii) other income producing securities, divided by (b) total accruing (i) debt and (ii) other income producing securities (at fair value or amortized cost, as applicable). Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)
Computed as the annual stated interest rate or yield plus the annual accretion of discounts and less any annual amortization of premiums, as applicable, on all investments of the Fund, divided by total investments of the Fund (at fair value or amortized cost, as applicable). Actual yields earned over the life of each investment could differ materially from the yields presented above.

(3)
Calculated with respect to all level 3 investments in the investment portfolio for which fair value is determined by the Adviser (in its capacity as the investment adviser of the Fund, with assistance, at least quarterly, from a third-party valuation firm, and overseen by the Fund’s Board), and excludes quoted assets and investments with no reported EBITDA or where EBITDA, in the Adviser’s judgement made in its discretion, was not a material component of the original investment thesis, such as LTV-based loans, NAV-based loans or reorganized equity. Weighted average EBITDA is weighted based on the fair value of the total applicable level 3 investments. Figures are derived from the most recent financial statements from portfolio companies.

(4)
Calculated with respect to all level 3 debt investments in the investment portfolio for which fair value is determined by the Adviser (in its capacity as the investment adviser of the Fund, with assistance, at least quarterly, from a third-party valuation firm, and overseen by the Fund’s Board), and excludes quoted assets. LTV is calculated as net debt through each respective investment tranche in which the Fund holds an investment divided by enterprise value or value of underlying collateral of the portfolio company. Weighted average LTV is weighted based on the fair value of the total applicable level 3 debt investments. Figures are derived from the most recent financial statements from portfolio companies.

Our investments consisted of the following:

	December 31, 2023			December 31, 2022
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Amortized Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$8,919,865	$9,002,695	96.93%	$5,755,124	$5,614,718	98.22%
Second lien debt	64,782	67,087	0.72	47,764	45,248	0.79
Unsecured debt	28,901	29,101	0.31	26,302	25,512	0.45
Structured finance investments	28,427	29,868	0.32	28,929	28,737	0.50
Investments in joint ventures	125,513	124,003	1.33	—	—	—
Equity investments	36,313	36,656	0.39	2,067	2,306	0.04

Total	$9,203,801	$9,289,410	100.00%	$5,860,186	$5,716,521	100.00%

As of December 31, 2023 and 2022, there were three and zero investments on non-accrual status, respectively. The following table shows the fair value of our performing and non-accrual debt investments as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Fair Value	Percentage	Fair Value	Percentage
Performing	$9,098,383	99.67%	$5,714,215	100.00%
Non-accrual (1)	30,368	0.33	—	—

Total	$9,128,751	100.00%	$5,714,215	100.00%

(1)	Investments on non-accrual represented 0.4% and 0.0% of amortized cost of total debt investments as of December 31, 2023 and 2022, respectively.
The table below describes investments by industry composition based on fair value:

	December 31, 2023	December 31, 2022
Software and Computer Services	15.86%	20.26%
Industrial Support Services	11.45	9.93
Health Care Providers	10.36	11.56
Medical Equipment and Services	8.64	3.69
Consumer Services	6.76	8.02
Media	6.52	8.83
Non-life Insurance	5.72	5.56
Aerospace and Defence	5.12	2.97
General Industrials	4.36	4.64
Travel and Leisure	3.57	2.79
Pharmaceuticals and Biotechnology	2.89	3.44
Industrial Engineering	2.74	3.26
Investment Banking and Brokerage Services	1.73	0.13
Food Producers	1.64	1.52
Investments in Joint Ventures	1.33	—
Personal Care, Drug and Grocery Stores	1.29	2.05
Retailers	1.22	0.36
Automobiles and Parts	1.22	2.07
Electricity	0.90	0.15
Personal Goods	0.82	1.23
Telecommunications Service Providers	0.76	1.25
Technology Hardware and Equipment	0.76	1.63

	December 31, 2023	December 31, 2022
Finance and Credit Services	0.64	0.85
Construction and Materials	0.62	0.03
Oil, Gas and Coal	0.48	—
Gas, Water and Multi-utilities	0.47	0.76
Real Estate Investment and Services	0.43	0.78
Industrial Transportation	0.36	0.88
Structured Finance	0.32	0.50
Asset Based Lending and Fund Finance	0.23	—
Alternative Energy	0.18	—
Chemicals	0.16	0.12
Telecommunications Equipment	0.16	0.11
Industrial Metals and Mining	0.13	0.05
Household Goods and Home Construction	0.07	0.31
Life Insurance	0.06	0.10
Leisure Goods	0.02	0.15
Electronic and Electrical Equipment	0.01	0.02

Total	100.00%	100.00%

The table below describes investments by geographic composition based on fair value:

	December 31, 2023	December 31, 2022
Australia	2.87%	4.71%
Canada	0.84	0.65
France	0.41	0.44
Germany	0.77	—
Italy	1.48	2.23
Norway	0.27	—
Singapore	0.25	—
Spain	0.36	0.52
Taiwan	0.43	0.74
United Kingdom	4.78	4.23
United States	87.44	86.48

Total	100.00%	100.00%

ULTRA III, LLC
On June 1, 2023, we entered into a limited liability company agreement (the “LLC Agreement”) with the Capital One Member (“COM”) to establish a joint venture to make certain unitranche loans to U.S. middle-market companies. The joint venture is called ULTRA III, LLC (“ULTRA III”).
As of December 31, 2023, we and COM have committed to contribute up to $200.0 million and $28.6 million, respectively, of capital to ULTRA III. As of December 31, 2023, we had contributed $129.7 million and COM had contributed $18.5 million of capital and $70.3 million and $10.1 million of capital remained uncalled from us and COM, respectively. We and COM own 87.5% and 12.5%, respectively, of the membership interests of ULTRA III. All portfolio decisions and generally all other decisions in respect of ULTRA III must be approved by a credit committee of ULTRA III consisting of representatives of the Fund and COM (generally with approval from a representative of each required). We and COM have equal voting rights with respect to the joint venture. We do not consolidate the ULTRA III joint venture.

As of December 31, 2023, ULTRA III had total investments at fair value of $361.7 million. The following table is a summary of ULTRA III’s portfolio as of December 31, 2023.

December 31, 2023
Total senior secured debt investments at fair value	$361,715
Number of portfolio companies	2
Weighted average yield on debt investments, at amortized cost (1)	12.0%
Weighted average yield on debt investments, at fair value (1)	12.0%
Percentage of debt investments bearing a floating rate, at fair value	100%
Percentage of debt investments bearing a fixed rate, at fair value	—%
Percentage of assets on non-accrual (2)	—%

(1)
Computed as the annual stated interest rate or yield plus the annual accretion of discounts and less any annual amortization of premiums, as applicable, on accruing debt securities, divided by total accruing debt securities (at fair value or amortized cost, as applicable). Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)	As a percentage of fair value of investments of ULTRA III. ULTRA III had no assets on non-accrual as of December 31, 2023.
Our Adviser monitors the financial trends of each portfolio company on an ongoing basis to determine if it is meeting its respective business plan and to assess the appropriate course of action for each company. Our Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include, but are not limited to, the following:

•	assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments;

•	comparisons to our other portfolio companies in the industry, if any;

•	attendance at and participation in board meetings or presentations by portfolio companies; and

•	review of monthly and quarterly financial statements and financial projections of portfolio companies.
Results of Operations
The following table represents our operating results:

	Year Ended December 31,
	2023	2022
Total investment income	$893,380	$278,518
Net expenses	416,671	67,466

Net investment income before excise tax	476,709	211,052
Excise tax expense	1,531	824

Net investment income after excise tax	475,178	210,228
Net realized gain (loss)	(34,710)	6,110
Net change in unrealized appreciation (depreciation)	214,133	(157,391)

Net increase (decrease) in net assets resulting from operations	$654,601	$58,947

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.
Investment Income
Investment income, was as follows:

	Year Ended December 31,
	2023	2022
Interest income	$854,132	$267,488
Payment-in-kind interest income	35,821	9,584
Other income	489	—

Dividend income	2,938	1,446

Total investment income	$893,380	$278,518

Total investment income increased to $893.4 million for the year ended December 31, 2023 from $278.5 million for the same period in the prior year primarily driven by our deployment of capital, increased benchmark interest rates and the increased balance of our investments. The size of our investment portfolio at fair value was $9,289.4 million and our weighted average yield on debt and income producing securities at fair value was 12.1%.
Expenses
Expenses were as follows:

	Year Ended December 31,
	2023	2022
Interest expense	$257,847	$53,964
Management fees	52,852	26,485
Income based incentive fee	70,466	23,211
Capital gains incentive fee	3,518	—
Distribution and/or shareholder servicing fees
Class D	1,403	631
Class F	13,137	6,642
Class S	23	—
Professional fees	4,945	2,312
Board of Trustees’ fees	600	502
Administrative service expenses	2,459	1,768
Other general & administrative	7,685	3,718
Amortization of continuous offering costs	1,736	2,059
Excise tax expense	1,531	824

Total expenses (including excise tax expense)	418,202	122,116
Expense support	—	(4,270)
Recoupment of expense support	—	4,270
Reimbursable expenses previously borne by Adviser	—	1,196
Distribution and/or shareholder servicing fees waived	—	(5,326)
Management fees waived	—	(26,485)
Incentive fees waived	—	(23,211)

Net expenses (including excise tax expense)	$418,202	$68,290

Interest Expense
Total interest expense (including unused fees, amortization of deferred financing costs, financing fees and backstop fees) increased to $257.8 million for the year ended December 31, 2023 from $54.0 million for the same period in the prior year primarily driven by increased borrowings under the Credit Facilities, short-term borrowings, Unsecured Notes, and debt securitization issuances. The average principal debt outstanding increased to $3,131.0 million for the year ended December 31, 2023 from $912.4 million for the same period in the prior year.
Management Fees
Management fees increased to $52.9 million for the year ended December 31, 2023 from $26.5 million for the same period in the prior year primarily due to an increase in net assets. Management fees are payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. As our investment adviser prior to June 30, 2023, HPS had agreed to waive the management fee from the date on which the Fund broke escrow for the Offering through December 31, 2022, which resulted in a waiver of $26.5 million for the year ended December 31, 2022. There was no waiver for the year ended December 31, 2023.
Income Based Incentive Fee
Income based incentive fees increased to $70.5 million for the year ended December 31, 2023 from $23.2 million for the same period in the prior year primarily due to our deployment of capital and an increase in Pre-Incentive Fee Net Investment Income Returns. As our investment adviser prior to June 30, 2023, HPS had agreed to waive the income based incentive fee from the date on which the Fund broke escrow for the Offering through December 31, 2022, which resulted in a waiver of $23.2 million for the year ended December 31, 2022. There was no waiver for the year ended December 31, 2023.
Capital Gains Incentive Fees
U.S. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Advisory Agreement. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains incentive fee plus the aggregate cumulative unrealized capital appreciation, net of any expense associated with cumulative unrealized capital depreciation or appreciation. If such amount is positive at the end of a period, then GAAP requires the Fund to record a capital gains incentive fee equal to 12.5% of such cumulative amount, less the aggregate amount of actual capital gains incentive fees paid or capital gains incentive fees accrued under GAAP in all prior periods.
Capital gains based incentive fees increased to $3.5 million for the year ended December 31, 2023 from $0.0 million for the same period in the prior year primarily due to net unrealized gains on investments. The accrual for any capital gains incentive fee under U.S. GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less in the prior period. If such cumulative amount is negative, then there is no accrual.
Other Expenses
Organization costs and offering costs include expenses incurred in our initial formation and our continuous offering. Professional fees include legal, audit, tax, valuation, and other professional fees incurred related to the management of the Fund. Administrative service expenses represent fees paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including our allocable portion of the cost of certain of our executive officers, their respective staff and other non-investment
professionals that perform duties for us. Other general and administrative expenses include insurance, filing, research, our sub-administrator,
subscriptions and other costs.
Total other expenses increased to $32.0 million for the year ended December 31, 2023 from $17.6 million for the same period in the prior year primarily driven by an increase of distribution and shareholder servicing fees, professional fees, administrative service expenses and other general & administrative expenses due to servicing a growing portfolio.
Under the terms of the Administration Agreement and Advisory Agreement, we reimburse the Administrator and Adviser, respectively, for services performed for us. In addition, pursuant to the terms of these agreements, the Administrator and Adviser may delegate its obligations under these agreements to an affiliate or to a third party and we reimburse the Administrator and Adviser for any services performed for us by such affiliate or third party. For the year ended December 31, 2023, the Administrator charged $2.5 million, an increase from $1.8 million for the same period in the prior year, for certain costs and expenses allocable to the Fund under the terms of the Administration Agreement.
Shareholder servicing and/or distributions fees increased to $14.6 million for the year ended December 31, 2023 from $7.3 million for the same period in the prior year primarily due to an increase in shares outstanding. Additionally, Emerson Equity, LLC, in its capacity as our managing dealer prior to April 11, 2024, agreed to waive shareholder servicing and/or distribution fees for Class D shares and Class F shares for the first nine months following the date on which the Fund broke escrow for the Offering.
We entered into an Expense Support Agreement with the Adviser. For additional information see “Note 3. Fees, Expenses, Agreements and Related Party Transactions” to the consolidated financial statements included elsewhere in this prospectus.
Income Taxes, Including Excise Taxes
We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify each taxable year for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt
income (if any) for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieve us from corporate-level U.S. federal income taxes.
Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year distributions from such income, we will accrue excise tax on estimated excess taxable income.
For the years ended December 31, 2023 and 2022, we incurred U.S. federal excise tax of $1.5 million and $0.8 million, respectively.

Net Realized Gain (Loss)
Net realized gains and losses were comprised of the following
:

	Year Ended December 31,
	2023	2022
Non-controlled/non-affiliated investments	$(16,769)	$(2,467)
Non-controlled/affiliated investments	(864)	—
Foreign currency forward contracts	(7,613)	4,010
Foreign currency transactions	(9,464)	4,567

Net realized gain (loss)	$(34,710)	$6,110

For the year ended December 31, 2023, we generated realized gains (losses) of $(34.7) million driven primarily by realized losses on broadly syndicated loans and bonds of $(17.8) million as well as losses on foreign currency forward contracts and foreign currency transactions, primarily as a result of fluctuations in the GBP, EUR and AUD exchange rates. For the year ended December 31, 2022, we generated realized gains (losses) of $6.1 million, which was primarily comprised of net realized gains on foreign currency transactions and currency forwards, partially offset by realized losses on broadly syndicated loans and bonds.
Net Change in Unrealized Appreciation (Depreciation)
Net change in unrealized appreciation (depreciation) was comprised of the following:

	Year Ended December 31,
	2023	2022
Non-controlled/non-affiliated investments	$230,599	$(143,665)
Non-controlled/affiliated investments	185	—
Controlled/affiliated investments	(1,510)	—
Foreign currency forward contracts	(6,968)	(2,136)
Translation of assets and liabilities in foreign currencies	(8,173)	(11,590)

Net change in unrealized appreciation (depreciation)	$214,133	$(157,391)

For the year ended December 31, 2023, the fair value of our debt investments increased due to spread tightening in both the public and private credit markets.
For the year ended December 31, 2023, we generated foreign currency unrealized gains of $32.4 million on investments (included in unrealized gains on non-controlled/non-affiliated investments) primarily as a result of fluctuations in the GBP and EUR exchange rates.
For the year ended December 31, 2022, the fair value of our debt investments decreased due to spread widening in both the public and private credit markets.
Interest Rate Swaps
We use interest rate swaps to mitigate interest rate risk associated with the Fund’s fixed rate liabilities. We have designated certain interest rate swaps to be in a hedge accounting relationship. See “
Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies
” to the consolidated financial statements included elsewhere in this prospectus for additional disclosure regarding our accounting for derivative instruments designated in a hedge accounting relationship. See our schedule of investments for additional disclosure regarding these derivative instruments. See “
Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 7. Borrowings
” to the consolidated financial statements included elsewhere in this prospectus for additional disclosure regarding the carrying value of our debt.

Financial Condition, Liquidity and Capital Resources
We generate cash primarily from the net proceeds of our continuous offering of Common Shares, proceeds from net borrowings on our credit facilities, short-term borrowings, unsecured debt issuances, debt securitization issuances, income earned and repayments on principal on our debt investments. The primary uses of our cash and cash equivalents are for (i) originating and purchasing debt investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings, (iv) funding repurchases under our share repurchase program and (v) cash distributions to our shareholders.
As of December 31, 2023 and 2022, we had four and two asset-based leverage facilities, one corporate-level revolving credit facility, six and two unsecured note issuances and one and zero debt securitization issuances, respectively. From time to time, we may enter into additional credit facilities, increase the size of our existing credit facilities and/or issue debt securities, including additional unsecured notes and debt securitizations. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As of December 31, 2023 and 2022, we had an aggregate amount of $4,210.4 million and $2,344.6 million, respectively, of debt outstanding and our asset coverage ratio was 223.2% and 247.4%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage.
Cash and cash equivalents as of December 31, 2023, taken together with our $1,487.6 million of available capacity under our credit facilities (subject to borrowing base availability) and the continuous offering of our Common Shares is expected to be sufficient for our investing activities and to conduct our operations in the near term. This determination is based in part on our expectations for the timing of funding investment purchases and the timing and amount of future proceeds from sales of our Common Shares and the use of existing and future financing arrangements. As of December 31, 2023, we had commitments for existing and new investments, which we planned to fund using proceeds from offering our Common Shares and available borrowing capacity under our credit facilities. Additionally, we held $1,137.1 million of syndicated loans and other liquid investments as of December 31, 2023, which could provide additional liquidity if necessary.
Although we were able to close on credit facilities and issue debt securities during the year ended December 31, 2023, any disruption in the financial markets or any other negative economic development could restrict our access to financing in the future. We may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing may not be on as favorable terms as we could have obtained in the past. These factors may limit our ability to make new investments and adversely impact our results of operations.
As of December 31, 2023, we had $188.8 million in cash and cash equivalents. During the year ended December 31, 2023, cash used in operating activities was $2,877.0 million, primarily as a result of funding portfolio investments of $3,962.1 million and partially offset by proceeds from sale of investments and principal repayments of $672.5 million and other operating uses of $412.5 million. Cash provided by financing activities was $2,991.6 million during the period, primarily as a result of new share issuances related to $1,590.4 million of subscriptions and net borrowings of $1,856.2 million.

Equity
The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2023:

	Shares	Amount
CLASS I
Subscriptions	15,800,152	$393,222
Share transfers between classes	1,288,666	31,876
Distributions reinvested	1,516,435	37,411
Share repurchases	(1,249,621)	(31,023)
Early repurchase deduction	—	38

Net increase (decrease)	17,355,632	$431,524

CLASS D
Subscriptions	11,538,818	$285,908
Share transfers between classes	(182,120)	(4,757)
Distributions reinvested	1,004,668	24,835
Share repurchases	(1,706,906)	(42,429)
Early repurchase deduction	—	20

Net increase (decrease)	10,654,460	$263,577

CLASS F
Subscriptions	35,926,975	$891,120
Share transfers between classes	(1,161,369)	(28,496)
Distributions reinvested	4,571,037	112,818
Share repurchases	(6,014,694)	(149,380)
Early repurchase deduction	—	101

Net increase (decrease)	33,321,949	$826,163

CLASS S
Subscriptions	802,164	$20,150
Share transfers between classes	54,823	1,377
Distributions reinvested	892	22
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	857,879	$21,549

Total net increase (decrease)	62,189,920	$1,542,813

The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2022:

	Shares	Amount
CLASS I
Subscriptions	34,268,897	$849,178
Share transfers between classes	206,333	4,956
Distributions reinvested	626,549	15,279
Share repurchases	—	—
Early repurchase deduction	—	57

Net increase (decrease)	35,101,779	$869,470

CLASS D
Subscriptions	17,287,026	$427,775
Share transfers between classes	—	—
Distributions reinvested	251,233	6,105
Share repurchases	—	—
Early repurchase deduction	—	28

Net increase (decrease)	17,538,259	$433,908

CLASS F
Subscriptions	91,204,624	$2,254,046
Share transfers between classes	(206,333)	(4,956)
Distributions reinvested	1,560,238	37,939
Share repurchases	(499,017)	(11,948)
Early repurchase deduction	—	149

Net increase (decrease)	92,059,512	$2,275,230

Total net increase (decrease)	144,699,550	$3,578,608

Distributions and Distribution Reinvestment
The following table summarizes our distributions declared and payable for the year ended December 31, 2023 (dollar amounts in thousands, except per share amounts), and the record date for each distribution was the last calendar date of the month in which such distribution was declared:

		Class I
Declaration Date	Payment Date	Base Distribution Per Share	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
January 19, 2023	February 28, 2023	$0.1600	$0.0210	$—	$0.1810	$6,441
February 28, 2023	March 31, 2023	0.1600	0.0300	—	0.1900	6,980
March 28, 2023	April 28, 2023	0.1600	0.0430	—	0.2030	7,518
April 28, 2023	May 31, 2023	0.1600	0.0440	—	0.2040	7,561
May 26, 2023	June 30, 2023	0.1600	0.0450	—	0.2050	7,668
June 28, 2023	July 31, 2023	0.1600	0.0450	—	0.2050	7,907
July 31, 2023	August 31, 2023	0.1600	0.0450	—	0.2050	8,119
August 31, 2023	September 29, 2023	0.1600	0.0550	0.1500	0.3650	16,009
September 27, 2023	October 31, 2023	0.1600	0.0550	—	0.2150	9,577
October 27, 2023	November 30, 2023	0.1600	0.0550	—	0.2150	10,450
November 27, 2023	December 29, 2023	0.1600	0.0550	—	0.2150	11,042
December 29, 2023	January 31, 2024	0.1600	0.0550	0.1500	0.3650	19,305

Total		$1.9200	$0.5480	$0.3000	$2.7680	$118,577

		Class D
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
January 19, 2023	February 28, 2023	$0.1549	$0.0210	$—	$0.1759	$3,173
February 28, 2023	March 31, 2023	0.1553	0.0300	—	0.1853	3,351
March 28, 2023	April 28, 2023	0.1548	0.0430	—	0.1978	3,752
April 28, 2023	May 31, 2023	0.1550	0.0440	—	0.1990	3,951
May 26, 2023	June 30, 2023	0.1548	0.0450	—	0.1998	4,081
June 28, 2023	July 31, 2023	0.1550	0.0450	—	0.2000	4,285
July 31, 2023	August 31, 2023	0.1548	0.0450	—	0.1998	4,426
August 31, 2023	September 29, 2023	0.1547	0.0550	0.1500	0.3597	8,319
September 27, 2023	October 31, 2023	0.1549	0.0550	—	0.2099	5,441
October 27, 2023	November 30, 2023	0.1547	0.0550	—	0.2097	5,701
November 27, 2023	December 29, 2023	0.1549	0.0550	—	0.2099	5,923
December 29, 2023	January 31, 2024	0.1547	0.0550	0.1500	0.3597	10,390

Total		$1.8585	$0.5480	$0.3000	$2.7065	$62,793

		Class F
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
January 19, 2023	February 28, 2023	$0.1499	$0.0210	$—	$0.1709	$16,003
February 28, 2023	March 31, 2023	0.1507	0.0300	—	0.1807	16,992
March 28, 2023	April 28, 2023	0.1496	0.0430	—	0.1926	18,590
April 28, 2023	May 31, 2023	0.1500	0.0440	—	0.1940	18,948
May 26, 2023	June 30, 2023	0.1496	0.0450	—	0.1946	19,516
June 28, 2023	July 31, 2023	0.1500	0.0450	—	0.1950	20,103
July 31, 2023	August 31, 2023	0.1495	0.0450	—	0.1945	20,194
August 31, 2023	September 29, 2023	0.1494	0.0550	0.1500	0.3544	38,128
September 27, 2023	October 31, 2023	0.1498	0.0550	—	0.2048	23,210
October 27, 2023	November 30, 2023	0.1493	0.0550	—	0.2043	23,928
November 27, 2023	December 29, 2023	0.1497	0.0550	—	0.2047	25,038
December 29, 2023	January 31, 2024	0.1493	0.0550	0.1500	0.3543	44,922

Total		$1.7968	$0.5480	$0.3000	$2.6448	$285,572

		Class S (2)
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
October 27, 2023	November 30, 2023	$0.1419	$0.0550	$—	$0.1969	$20
November 27, 2023	December 29, 2023	0.1425	0.0550	—	0.1975	62
December 29, 2023	January 31, 2024	0.1418	0.0550	0.1500	0.3468	298

Total		$0.4262	$0.1650	$0.1500	$0.7412	$380

(1)	Distributions per share are net of shareholder servicing and/or distribution fees.
(2)	Class S Shares commenced operations on October 1, 2023.

The following table summarizes our distributions declared and payable for the year ended December 31, 2022 (dollar amounts in thousands, except per share amounts), and the record date for each distribution was the last calendar date of the month in which such distribution was declared:

		Class I
Declaration Date	Payment Date	Base Distribution Per Share	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
February 27, 2022	March 31, 2022	$0.13542	$—	$—	$0.13542	$958
March 30, 2022	April 29, 2022	0.14640	—	—	0.14640	1,572
April 29, 2022	May 31, 2022	0.14640	—	—	0.14640	2,524
May 31, 2022	June 30, 2022	0.14640	—	—	0.14640	2,942
June 29, 2022	July 29, 2022	0.14640	—	—	0.14640	3,291
July 29, 2022	August 31, 2022	0.14640	—	—	0.14640	3,467
August 26, 2022	September 30, 2022	0.14640	—	—	0.14640	4,265
September 30, 2022	October 31, 2022	0.14640	—	—	0.14640	4,683
October 26, 2022	November 30, 2022	0.14640	—	—	0.14640	4,803
October 31, 2022	November 29, 2022	—	—	0.10000	0.10000	3,281
November 30, 2022	December 30, 2022	0.14640	—	—	0.14640	4,880
December 29, 2022	January 31, 2023	0.14640	—	—	0.14640	5,139
December 29, 2022	January 30, 2023	—	—	0.13000	0.13000	4,563

Total		$1.59942	$—	$0.23000	$1.82942	$46,368

		Class D
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
February 27, 2022	March 31, 2022	$0.13542	$—	$—	$0.13542	$172
March 30, 2022	April 29, 2022	0.14640	—	—	0.14640	688
April 29, 2022	May 31, 2022	0.14640	—	—	0.14640	1,107
May 31, 2022	June 30, 2022	0.14640	—	—	0.14640	1,282
June 29, 2022	July 29, 2022	0.14640	—	—	0.14640	1,493
July 29, 2022	August 31, 2022	0.14640	—	—	0.14640	1,608
August 26, 2022	September 30, 2022	0.14640	—	—	0.14640	1,957
September 30, 2022	October 31, 2022	0.14640	—	—	0.14640	2,346
October 26, 2022	November 30, 2022	0.14640	—	—	0.14640	2,364
October 31, 2022	November 29, 2022	—	—	0.10000	0.10000	1,615
November 30, 2022	December 30, 2022	0.14180	—	—	0.14180	2,422
December 29, 2022	January 31, 2023	0.14130	—	—	0.14130	2,478
December 29, 2022	January 30, 2023	—	—	0.13000	0.13000	2,280

Total		$1.58972	$—	$0.23000	$1.81972	$21,812

		Class F
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
February 27, 2022	March 31, 2022	$0.13542	$—	$—	$0.13542	$1,638
March 30, 2022	April 29, 2022	0.14640	—	—	0.14640	3,072
April 29, 2022	May 31, 2022	0.14640	—	—	0.14640	4,768
May 31, 2022	June 30, 2022	0.14640	—	—	0.14640	6,535
June 29, 2022	July 29, 2022	0.14640	—	—	0.14640	8,147
July 29, 2022	August 31, 2022	0.14640	—	—	0.14640	9,135
August 26, 2022	September 30, 2022	0.14640	—	—	0.14640	10,403
September 30, 2022	October 31, 2022	0.14640	—	—	0.14640	12,097
October 26, 2022	November 30, 2022	0.14640	—	—	0.14640	12,616
October 31, 2022	November 29, 2022	—	—	0.10000	0.10000	8,628
November 30, 2022	December 30, 2022	0.13720	—	—	0.13720	12,449
December 29, 2022	January 31, 2023	0.13620	—	—	0.13620	12,596
December 29, 2022	January 30, 2023	—	—	0.13000	0.13000	12,022

Total		$1.58002	$—	$0.23000	$1.81002	$114,106

(1)	Distributions per share are net of shareholder servicing and/or distribution fees.
With respect to distributions, we have adopted an “opt out” distribution reinvestment plan for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder that has not “opted out” of the distribution reinvestment plan will have their distributions automatically reinvested in additional shares rather than receiving cash distributions. Shareholders who receive distributions in the form of shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.
Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Fund declared on its Common Shares during the year ended December 31, 2023:

	Class I		Class D		Class F		Class S
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.7680	$118,577	$2.7065	$62,793	$2.6448	$285,572	$0.7412	$380
Net realized gains	—	—	—	—	—	—	—	—

Total	$2.7680	$118,577	$2.7065	$62,793	$2.6448	$285,572	$0.7412	$380

The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Fund declared on its Common Shares during the year ended December 31, 2022:

	Class I		Class D		Class F
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$1.8294	$46,368	$1.8197	$21,812	$1.8100	$114,106
Net realized gains	—	—	—	—	—	—

Total	$1.8294	$46,368	$1.8197	$21,812	$1.8100	$114,106

Share Repurchase Program
At the discretion of the Board, we have commenced a share repurchase program in which we may repurchase, in each quarter, up to 5% of the NAV of our Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under the share repurchase program, to the extent we offer to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by us for the benefit of remaining shareholders.
The following table further summarizes the share repurchases completed during the year ended December 31, 2023:

Repurchase Deadline Request	Percentage of Outstanding Shares the Fund Offered to Repurchase (1)	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Purchased (1)
March 2, 2023	5.00%	March 31, 2023	$25,836	1,058,869	0.73%
May 30, 2023	5.00%	June 30, 2023	$98,692	3,992,380	2.64%
August 31, 2023	5.00%	September 30, 2023	$34,830	1,387,108	0.87%
December 1, 2023	5.00%	December 31, 2023	$63,474	2,532,864	1.39%

(1)	Percentage is based on total shares as of the close of the previous calendar quarter. All repurchase requests were satisfied in full.
(2)	Amounts not inclusive of Early Repurchase Deduction.
The following table further summarizes the share repurchases completed during the year ended December 31, 2022:

Repurchase Deadline Request	Percentage of Outstanding Shares the Fund Offered to Repurchase (1)	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Purchased (1)
May 31, 2022	5.00%	June 30, 2022	$1,000	41,118	0.11%
August 30, 2022	5.00%	September 30, 2022	$938	38,736	0.04%
November 30, 2022	5.00%	December 31, 2022	$10,010	419,163	0.32%

(1)	Percentage is based on total shares as of the close of the previous calendar quarter. All repurchase requests were satisfied in full.
(2)	Amounts not inclusive of Early Repurchase Deduction.

Borrowings
Our outstanding debt obligations as of December 31, 2023 were as follows:

	December 31, 2023
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
HLEND A Funding Facility (3)	$800,000	$615,838	$615,838	$184,162	$38,218
HLEND B Funding Facility (4)	1,000,000	513,747	513,747	486,253	356,891
HLEND C Funding Facility	750,000	487,500	487,500	262,500	12,576
HLEND D Funding Facility	500,000	195,000	195,000	305,000	205,018
Revolving Credit Facility (5)	1,275,000	1,025,294	1,025,294	249,706	249,706
November 2025 Notes (6)	170,000	170,000	168,749	—	—
November 2027 Notes (6)	155,000	155,000	154,366	—	—
March 2026 Notes (7)	276,000	276,000	274,716	—	—
March 2028 Notes (7)	124,000	124,000	123,588	—	—
September 2027 Notes (8)	75,000	75,000	75,545	—	—
September 2028 Notes (8)	250,000	250,000	252,814	—	—
2023 CLO Secured Notes (9)	323,000	323,000	319,743	—	—

Total	$5,698,000	$4,210,379	$4,206,900	$1,487,621	$862,409

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)
The Fund may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2023, the Fund had outstanding borrowings denominated in Euros (EUR) of 7.5 million, in Australian Dollars (AUD) of 156.0 million, and in British Pounds (GBP) of 42.9 million.

(4)
The Fund may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2023, the Fund had outstanding borrowings denominated in Euros (EUR) of 3.4 million, in Australian Dollars (AUD) of 108.0 million, and in British Pounds (GBP) of 90.3 million.

(5)
The Fund may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2023, the Fund had outstanding borrowings denominated in Euros (EUR) of 312.1 million, in Australian Dollars (AUD) of 95.2 million, in Canadian Dollars (CAD) of 47.1 million and in British Pounds (GBP) of 64.2 million.

(6)
The carrying value of the Fund’s November 2025 Notes and November 2027 Notes are presented net of unamortized debt issuance costs of $(1.2) million and $(1.4) million, respectively, as of December 31, 2023 and includes the change in the notes carrying value of $(0.0) million and $0.7 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(7)
The carrying value of the Fund’s March 2026 Notes and March 2028 Notes are presented net of unamortized debt issuance costs of $(1.8) million and $(0.9) million, respectively, as of December 31, 2023 and includes the change in the notes carrying value of $0.6 million and $0.5 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(8)
The carrying value of the Fund’s September 2027 Notes and September 2028 Notes are presented net of unamortized debt issuance costs of $(0.7) million and $(2.5) million, respectively, as of December 31, 2023 and includes the change in the notes carrying value of $1.3 million and $5.3 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(9)	The carrying value of the Fund’s 2023 CLO Secured Notes are presented net of unamortized debt issuance costs of $(3.3) million as of December 31, 2023.
Our outstanding debt obligations as of December 31, 2022 were as follows:

	December 31, 2022
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
HLEND A Funding Facility (3)	$800,000	$453,663	$453,663	$346,337	$138,870
HLEND B Funding Facility (4)	1,000,000	482,084	482,084	517,916	104,760
Revolving Credit Facility (5)	1,125,000	704,819	704,819	420,181	420,181
November 2025 Notes (6)	170,000	170,000	168,462	—	—
November 2027 Notes (6)	155,000	155,000	153,958	—	—
Short-Term Borrowings	379,081	379,081	379,081	—	—

Total	$3,629,081	$2,344,647	$2,342,067	$1,284,434	$663,811

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)
The Fund may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2022, the Fund had outstanding borrowings denominated in Euros (EUR) of 8.3 million, in Australian Dollars (AUD) of 34.9 million, and in British Pounds (GBP) of 14.3 million.

(4)
The Fund may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2022, the Fund had outstanding borrowings denominated in Euros (EUR) of 3.4 million, in Australian Dollars (AUD) of 39.0 million, and in British Pounds (GBP) of 36.3 million.

(5)
The Fund may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2022, the Fund had outstanding borrowings denominated in Euros (EUR) of 111.2 million, in Australian Dollars (AUD) of 285.3 million, in Canadian Dollars (CAD) of 47.1 million and in British Pounds (GBP) of 59.5 million.

(6)
The carrying value of the Fund’s November 2025 Notes and November 2027 Notes are presented net of unamortized debt issuance costs of $1.9 million and $1.7 million, respectively, as of December 31, 2022 and includes the change in the notes carrying value of $0.3 million and $0.7 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

A summary of our contractual payment obligations under our credit facilities, unsecured notes and debt securitization issuances as of December 31, 2023, is as follows:

	December 31, 2023
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
HLEND A Funding Facility	$615,838	$—	$—	$615,838	$—
HLEND B Funding Facility	513,747	—	—	513,747	—
HLEND C Funding Facility	487,500	—	—	—	487,500
HLEND D Funding Facility	195,000	—	—	195,000	—
Revolving Credit Facility	1,025,294	—	—	1,025,294	—
November 2025 Notes	170,000	—	170,000	—	—
November 2027 Notes	155,000	—	—	155,000	—
March 2026 Notes	276,000	—	276,000	—	—
March 2028 Notes	124,000	—	—	124,000	—
September 2027 Notes	75,000	—	—	75,000	—
September 2028 Notes	250,000	—	—	250,000	—
2023 CLO Secured Notes	323,000	—	—	—	323,000

Total	$4,210,379	$—	$446,000	$2,953,879	$810,500

For additional information on our debt obligations see “Note 7. Borrowings” to the consolidated financial statements included elsewhere in this prospectus.
Off-Balance
Sheet Arrangements
Portfolio Company Commitments
Our investment portfolio contains and is expected to continue to contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2023 and 2022, we had unfunded delayed draw term loans, revolvers and preferred equity investments with an aggregate principal amount of $760.7 million and $895.9 million, respectively.
Warehousing Transactions
We entered into a warehouse transaction whereby we agreed, subject to certain conditions, to purchase certain assets from a party unaffiliated with HPS. Such warehousing transaction was designed to assist us in deploying capital upon receipt of subscriptions. The portfolio investments primarily consisted of newly originated, privately negotiated senior secured term loans to middle market companies consistent with the Fund’s investment strategy. For additional information, see “Note 8. Commitment and Contingencies” to the consolidated financial statements included elsewhere in this prospectus.
Other Commitments and Contingencies
From time to time, we may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2023, management is not aware of any pending or threatened litigation.
Related-Party Transactions
We entered into a number of business relationships with affiliated or related parties, including the following:

•	the Advisory Agreement;

•	the Administration Agreement; and

•	the Expense Support and Conditional Reimbursement Agreement.
In addition to the aforementioned agreements, we, our Adviser and certain of our Adviser’s affiliates have been granted exemptive relief by the SEC to co-invest
with other funds and accounts sponsored or managed by our Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. For additional information, see “Note 3. Fees. Expenses, Agreements and Related Party Transactions” to the consolidated financial statements included elsewhere in this prospectus.
Performance
The
year-to-date
(“YTD”) total return based on NAV for each of our share classes are as follows:

	Inception Date	YTD Return (1)
Class I (no upfront placement fee)	February 3, 2022	17.28%
Class I (with upfront placement fee)	February 3, 2022	14.93%
Class D (no upfront placement fee)	February 3, 2022	16.99%
Class D (with upfront placement fee)	February 3, 2022	14.65%
Class F (no upfront placement fee)	February 3, 2022	16.70%
Class F (with upfront placement fee)	February 3, 2022	14.37%
Class S (no upfront placement fee) (2)	October 1, 2023	2.78%
Class S (with upfront placement fee) (2)	October 1, 2023	(0.82)%

(1)
Performance is through December 31, 2023 and assumes that distributions are reinvested pursuant to our distribution reinvestment plan and, with respect to figures listed next to “with upfront placement fee,” the maximum upfront placement fee (e.g. 2.0% for Class I, Class D and Class F, and 3.5% for Class S) was charged and the starting NAV per share was increased for the applicable period, solely for purposes of this calculation, by the amount of the maximum upfront placement fee.

(2)	Class S commenced operations on October 1, 2023.
Recent Developments
Subscriptions
We received $282.1 million of net proceeds relating to the issuance of Class I shares, Class D shares, Class F shares and Class S shares for subscriptions effective January 1, 2024.
We received $393.2 million of net proceeds relating to the issuance of Class I shares, Class D shares, Class F shares and Class S shares for subscriptions effective February 1, 2024.
We received $307.8 million of net proceeds relating to the issuance of Class I shares, Class D shares, Class F shares and Class S shares for subscriptions effective March 1, 2024.
Share Repurchases
On February 1, 2024, we offered to purchase up to 5% of our Common Shares at a price equal to the net asset value per Share as of March 31, 2023. The offer expired on March 1, 2024. Approximately 2.35 million Common Shares, representing 1.13% of Common Shares outstanding at the beginning of the quarter, were validly tendered and not withdrawn prior to the expiration of the offer.
Distributions Declarations
On January 30, 2024, the Fund declared net distributions of $0.1600 per Class I share, $0.1547 per Class D share, $0.1494 per Class F share, and $0.1420 per Class S share, all of which were payable on or about February 29,

2024 to shareholders of record as of January 31, 2024. Additionally, the Board declared variable supplemental distributions of $0.0550 for all share classes outstanding, all of which were payable on or about February 29, 2024 to shareholders of record as of January 31, 2024.
On February 29, 2024, the Fund declared net distributions of $0.1600 per Class I share, $0.1550 per Class D share, $0.1500 per Class F share, and $0.1431 per Class S share, all of which were payable on or about March 29, 2024 to shareholders of record as of February 29, 2024. Additionally, the Board declared variable supplemental distributions for each class of its Common Shares in the amount of $0.0550 per share, which were payable on or about March 29, 2024 to shareholders of record as of February 29, 2024.
On March 26, 2024, the Fund declared net distributions of $0.1600 per Class I share, $0.1547 per Class D share, $0.1493 per Class F share, and $0.1418 per Class S share, all of which are payable on or about April 30, 2024 to shareholders of record as of March 31, 2024. Additionally, the Board declared variable supplemental distributions for each class of its Common Shares in the amount of $0.0550 per share, which were payable on or about April 30, 2024 to shareholders of record as of March 31, 2024.
Financing Transactions
On January 17, 2024, we entered into a Commitment Increase Agreement (the “Commitment Increase Agreement”) among us, Deutsche Bank AG New York Branch, as the increasing lender (the “Increasing Lender”), and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to our senior secured revolving credit facility (the “Revolving Credit Facility”).
The Commitment Increase Agreement provides for an increase in the Increasing Lender’s commitment, thereby bringing aggregate commitments of the lenders under the Revolving Credit Facility from $1,275.0 million to $1,300.0 million through the accordion feature in the Revolving Credit Facility. The accordion feature in the Revolving Credit Facility allows us, under certain circumstances, to increase the total size of the facility to a maximum aggregate commitment of $1,912.5 million.
On January 25, 2024, we entered into that certain Amendment No. 2 to the Credit Agreement (the “Amendment No. 2”) among us, as servicer, HLEND Holdings B, L.P., Bank of America, N.A., as administrative agent, U.S. Bank Trust Company, National Association, as collateral administrator, U.S. Bank National Association, as collateral custodian, and the lenders party thereto, amending HLEND B Funding Facility (defined below).
The Amendment No. 2 provides for, among other things, an increase in the aggregate commitments of the lenders under the HLEND B Funding Facility from $1,000.0 million to $1,250.0 million and an extension of the Availability Period (as defined therein) from July 2025 to January 2027 and the Maturity Date (as defined therein) from July 2027 to January 2029. In addition, the Amendment No. 2 provides that Daily Simple CORRA will be used as the benchmark for loans denominated in Canadian Dollars, and adjusts the definition of Applicable Rate such that the Applicable Rate is calculated as the greater of (x) (i) 2.00% multiplied by the balance of all Broadly Syndicated Loans, plus 2.40% multiplied by the balance of Large Corporate Loans, plus 2.65% multiplied by the balance of all other eligible collateral assets, divided by (ii) the balance of all eligible collateral assets and (y) 2.35%.
On January 30, 2024, we and U.S. Bank Trust Company, National Association (the “Trustee”) entered into an Indenture (the “Base Indenture”) and a Supplemental Indenture (the “First Supplemental Indenture” and, together with the Base Indenture, the “January 2029 Notes Indenture”). The First Supplemental Indenture relates to our issuance of $550.0 million in aggregate principal amount of our 6.750% notes due 2029 (the “January 2029 Notes”). The January 2029 Notes will mature on January 30, 2029 and may be redeemed in whole or in part at our option at any time or from time to time at the redemption prices set forth in the January 2029 Notes Indenture. The January 2029 Notes bear interest at a rate of 6.750% per year payable semi-annually on January

30 and July 30 of each year, commencing on July 30, 2024. The January 2029 Notes are our general unsecured obligations that rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the January 2029 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by us, rank effectively junior to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.
In connection with the January 2029 Notes, we entered into an interest rate swap to more closely align the interest rates of our liabilities with our investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, we receive a fixed interest rate of 6.75% per annum and pay a floating interest rate of SOFR + 2.876% per annum on $550 million of the January 2029 Notes. We designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
On March 28, 2024, HLEND Holdings E, L.P. (“HLEND Holdings E”), a wholly-owned su
b
sidiary of the Fund, as borrower, and the Fund, as equityholder and as collateral manager, entered into a senior secured revolving credit facility (the “HLEND E Funding Facility”) pursuant to a loan and security agreement, with the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent, and U.S. Bank National Association, a
s
document custodian.
Advances under the HLEND E Funding Facility initially bear interest at a per annum rate equal to (i)(a) with respect to Advances denominated in Dollars, Daily Simple SOFR, (b) with respect to Advances denominated in GBP, Daily Simple SONIA, (c) with respect to Advances denominated in Euros, EURIBOR, (d) with respect to Advances denominated in Canadian Dollars, Daily Simple CORRA, and (e) with respect to Advances denominated in Australian Dollars, the Bank Bill Rate, plus (ii) the Applicable Spread of 2.25% per annum (in each case, as defined in the loan and security agreement).
The initial maximum principal amount under the loan and security agreement is $300 million. T
h
e period during which HLEND Holdings E may make borrowings under the HLEND E Funding Facility expires on March 27, 2027, and all amounts outstanding under the HLEND E Funding Facility must be repaid by March 28, 2029.
ULTRA III Maximum Investment
On February 1, 2024 we entered into an amendment to the LLC Agreement with COM to increase the maximum investment amounts for the Fund and COM in ULTRA III from $200.0 million and $28.6 million, respectively, to $400.0 million and $57.1 million, respectively. The increased investment amounts for the Fund and COM correspond to membership interests of 87.5% and 12.5%, respectively.
Critical Accounting Estimates
The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ.
Investments and Fair Value Measurements
The Fund is required to report its investments for which current market values are not readily available at fair value. The Fund values its investments in accordance with ASC 820, Fair Value Measurement, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments that are listed or traded on an exchange and are freely transferable are valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, the Fund utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, the Fund uses these quotations to determine the value of its investments. The Fund utilizes mid-market
pricing (
i.e.
,
mid-point
of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.
Where prices or inputs are not available or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, as will be the case for a substantial portion of the Fund’s investments, are valued at fair value as determined in good faith by the Adviser as the Fund’s valuation designee under Rule
2a-5
under the 1940 Act, pursuant to the Fund’s valuation policy, and under the oversight of the Board, based on, among other things, the input of one or more independent valuation firms retained by the Fund to review the Fund’s investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
With respect to the quarterly valuation of investments, the Fund undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•
The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in consultation with the Adviser’s investment professionals responsible for each portfolio investment;

•
In addition, independent valuation firms retained by the Fund prepare quarter-end
valuations of each such investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•
The Adviser’s valuation committee with respect to the Fund (the “Valuation Committee”) reviews the valuation recommendations prepared by the Adviser’s valuation team and, as appropriate, the independent valuation firms’ valuation ranges;

•	The Adviser’s Valuation Committee then determines fair value marks for each of the Fund’s portfolio investments; and

•	The Board and Audit Committee periodically review the valuation process and provide oversight in accordance with the requirements of Rule 2a-5 under the 1940 Act.
As part of the valuation process, the Fund takes into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser considers whether the pricing indicated by the external event corroborates its valuation.
The Fund has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Fund’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Fund and the Adviser may reasonably rely on that assistance. However, the Adviser is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Fund’s valuation policy, the Board’s oversight and a consistently applied valuation process.
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date.
The Fund’s accounting policy on the fair value of our investments is critical because the determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund’s consolidated financial statements express the uncertainty with respect to the possible effect of these valuations, and any change in these valuations, on the consolidated financial statements.
See “Note 5. Fair Value Measurements” to the consolidated financial statements included elsewhere in this prospectus for more information on the fair value of the Fund’s investments.

INVESTMENT OBJECTIVE AND STRATEGIES
We were formed on December 23, 2020, as a Delaware statutory trust. We seek to invest primarily in newly originated senior secured debt and other securities, including syndicated loans, of private U.S. companies within the upper middle market.
We have elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we will be required to comply with certain regulatory requirements.
Our investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. Our investment strategy focuses primarily on newly originated, privately negotiated senior secured term loans in high quality, established upper middle market companies, and in select situations, companies in special situations. The loans within the portfolio are typically floating rate instruments that often pay current income on a quarterly basis. We expect returns to be generated from ongoing interest income as well as from original issue discount, closing payments, commitment fees, prepayments and related fees. We use the term “upper middle market companies” to generally mean companies with EBITDA of $75 million to $1 billion annually or $250 million to $5 billion in revenue annually, at the time of investment. We have and may continue to invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. While our investment strategy primarily focuses on companies in the United States, we also intend to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside the U.S., subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.” In addition to corporate level obligations, our investments in these companies may also opportunistically include private asset-based financings such as equipment financings, financings against mission-critical corporate assets and mortgage loans. We may also selectively make investments that represent equity in portfolios of loans, receivables or other debt instruments. We may also participate in programmatic investments in partnership with one or more unaffiliated banks or other financial institutions, where our partner assumes senior exposure to each investment, and we participate in the junior exposure.
Our investment strategy also includes a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. Our liquid credit instruments have included and may continue to include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments. We intend to use these investments to maintain liquidity for our share repurchase program and manage cash before investing subscription proceeds into originated loans, while also seeking attractive investment returns. We may also invest in publicly traded securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”
We believe our investment strategy has the ability to benefit from strong downside protections. With our primary focus on senior secured loans, our investments are generally expected to display conservative loan-to-value
ratios, benefit from a direct security interest in a borrower’s assets and require that borrowers provide financial maintenance covenants or other structural credit features tailored to mitigate identifiable credit risks.
We will capitalize on HPS’s scale, differentiated breadth of deal origination sourcing, expertise in fundamental credit analysis and structuring, rigorous approach to investment selection and active portfolio monitoring to implement our investment strategy and seek to deliver attractive risk returns to our shareholders.
Under normal circumstances, we invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit and credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities).

Our investments in newly originated secured debt have taken and may continue to take the form of first lien senior secured and unitranche loans, notes, bonds and other corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. We seek to invest primarily in first lien senior secured debt and unitranche loans but may also invest in second lien and subordinated debt. We invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. A portion of the Fund’s investments may also be composed of “covenant-lite loans,” although such loans are not expected to comprise a significant portion of the Fund’s portfolio. We also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.
Although not expected to be a primary component of our investment strategy, we may also make certain Opportunistic Investments, in each case taking into account availability of leverage for such investments and our target risk/return profile. We may, to a limited extent, invest in junior debt (whether secured or unsecured), including mezzanine loans, as part of our investment strategy and upon approval of each such investment by our portfolio management team. We may also invest in preferred equity, or our debt investments may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments. While we expect our assets to be primarily directly originated, we may also invest in structured products or broadly syndicated transactions where HPS and/or its affiliates seek an anchor-like or otherwise influential role in certain traded instruments as part of our liquid portfolio.
The loans within the portfolio are typically floating rate instruments that often pay current income on a quarterly basis, and we look to generate return from a combination of ongoing interest income, original issue discount, closing payments, commitment fees, prepayments and related fees. Our investments generally have stated terms of three to seven years, and the expected average life of our investments is generally two to three years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. We expect most of our debt investments to be unrated. When rated by a nationally recognized statistical ratings organization, our investments would generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than
“BBB-”
by Standard & Poor’s Rating Services). Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other funds and accounts sponsored or managed by the Adviser or HPS. We expect to invest in co-investment
transactions with other funds and accounts sponsored or managed by the Adviser or HPS. See “Regulation—Affiliated Transactions” and “Conflicts of
Interest—Co-Investment
Relief.
We have, and may in the future, enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, swaps, options and forward contracts. These hedging activities are subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We have and may also seek to borrow capital in local currency as a means of hedging
non-U.S.
dollar denominated investments.
Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”
The Adviser and the Administrator
The Fund’s investment activities are managed by the Adviser, an investment adviser registered with the SEC under the Advisers Act and a wholly-owned subsidiary of HPS that has access to the same resources and investment personnel for the management of the Fund that HPS utilizes for the management of other funds and accounts. Our

Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis.
The Administrator provides or oversees the performance of administrative and compliance services. We reimburse the Administrator for its costs, expenses and our allocable portion of compensation (including salaries, bonuses and benefits) of the Administrator’s personnel and the Administrator’s overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement.
HPS is a leading global credit-focused alternative investment firm with $111 billion of total assets under management as of February 29, 2024. HPS invests primarily in non-investment
grade credit and manages various strategies across the capital structure that include privately negotiated senior debt; privately negotiated junior capital solutions in debt, preferred equity and common equity formats; liquid credit, including syndicated leveraged loans, CLOs and high yield bonds; asset-based finance; and real estate. Established in 2007, HPS has 204 investment professionals and over 660 total employees and is headquartered in New York with fourteen additional offices globally as of February 29, 2024. HPS was established as a unit of HCM, a subsidiary of JPMAM. In March 2016, the principals of HPS acquired HPS from JPMAM, which retained HCM’s hedge fund strategies. In June 2018, affiliates of Dyal Capital Partners, a division of Blue Owl Capital Inc., made a passive minority investment in HPS. In February 2022, an affiliate of The Guardian Life Insurance Company of America made a passive minority investment in HPS.
Market Opportunity
Private credit as an asset class has grown considerably since the global financial crisis of 2008, and it is estimated that the total market size of private credit has grown to reach $1.6 trillion in 2023.
7
We expect this growth to continue and, along with the factors outlined below, to provide a robust backdrop to what HPS believes will be a significant number of attractive investment opportunities aligned to our investment strategy.

•
Senior Secured Loans Offer Attractive Investment Characteristics
. HPS believes that senior secured loans benefit from their relative priority position, typically sitting as the most senior obligation in an issuer’s capital structure, often with a direct security interest in the issuer’s (or its subsidiaries’) assets. Senior secured loans generally offer floating rate cash interest coupons that HPS believes can be an attractive return attribute in a rising interest rate environment. In addition to a current income component, senior secured loans typically include original issue discount, closing payments, commitment fees, SOFR (or similar rate) floors, call protection, and/or prepayment penalties and related fees that are additive components of total return. The relative seniority and security of a senior secured loan, coupled with the privately negotiated nature of direct lending, help mitigate downside risk.

•
Regulatory Actions Continue to Drive Demand towards Private Financing.
The direct lending market has seen notable growth and has become a viable alternative solution for middle to upper middle market borrowers seeking financing capital. Global regulatory actions that followed the 2008 financial crisis have significantly increased the cost of capital requirements for commercial banks, limiting the willingness of commercial banks to originate and retain illiquid, non-investment
grade credit commitments on their balance sheets, particularly with respect to middle and upper middle market-sized
issuers. Instead, many commercial banks have adopted an
“underwrite-and-distribute”
approach, which HPS believes is often less attractive to corporate borrowers seeking certainty of capital. As a result, commercial banks’ share of the leveraged loan market declined from approximately 71% in 1994 to less than 25% in 2022
8
. Access to the syndicated leveraged loan market has also become challenging for both first time issuers and smaller scale issuers, who previously had access to

7	Source: Preqin, Preqin Special Report: The Future of Alternatives in 2028.
8	Source: S&P LCD Quarterly Leveraged Lending Review 4Q 2022, Primary Investor Market: Banks vs. Non-bank.

the capital markets. Issuers of tranche sizes representing less than $500 million account for approximately 5% of the new issue market as of March 31, 2024 as compared to over 49% in 2000
9
. HPS believes that these regulatory actions have caused a shift in the role that commercial banks play in the direct lending market for middle to upper middle market borrowers, creating a void in the financing marketplace. This void has been filled by direct lending platforms which seek to provide borrowers an alternative “originate and retain” solution. In response, corporate borrower behavior has increasingly shifted to a more conscious assessment of the benefits that direct lending platforms of strategic financing partners can offer.

•
Volatility in Credit Markets has made Availability of Capital Less Predictable.
HPS believes that the value of direct lending platforms for borrowers hinges on providing certainty of capital at a fair economic price. Volatility in the credit markets, coupled with changes to the regulatory framework over the past several years, has resulted in an imbalance between the availability of new loans to middle market borrowers and the demand from borrowers requiring capital for acquisitions, capital expenditures, recapitalizations, refinancings and restructurings. HPS believes that the scarcity of the supply of traditional loan capital relative to the demand has created an environment where direct lenders can often negotiate loans with attractive returns and creditor protections.

•
Increasingly Larger Borrowers Are Finding Value in Private Solutions
. HPS believes the opportunity set has subtly shifted toward larger borrowers in recent times. The private credit focus on the middle market was traditionally driven by borrowers’ inefficient access to capital, and the fact that such borrowers were too small to have a syndicated loan or high yield bond. At the upper end of the middle market, companies have traditionally had the option to pursue a broadly syndicated loan, but recent volatility has increased the value they appear to be placing on the confidentiality, efficiency and execution certainty that is available in the private credit market. HPS believes that as borrowers and debt advisors become more aware of the depth in the private debt space that has been created by scaled providers, they will increasingly weigh this option against public market alternatives for larger companies. HPS believes the benefits of this growing opportunity set at the upper end of the market will accrue to the largest direct lending players, like HPS, as scale is a prerequisite for providing certainty.

Potential Competitive Strengths
HPS is a leading global, credit-focused alternative investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for its clients. The scale and breadth of HPS’s platform offers the flexibility to invest in companies large and small across the capital structure through both standard and highly customized structures. At its core, HPS shares a common thread of intellectual rigor and investment discipline that enables it to create value for its clients, who have entrusted HPS with approximately $111 billion of assets under management as of February 29, 2024.
HPS is a leading provider of credit solutions to middle and upper middle market companies. Since its inception in 2007, HPS has committed approximately $131 billion
10
in privately originated transactions across more than 760 investments. We benefit from the following key competitive strengths of HPS in pursuing our investment strategy:

•
Scaled Capital with an Ability to Speak for the Full Debt Quantum
. Scaled capital has been a key factor in capturing investment opportunities for prior funds managed by HPS. The scale of the HPS Direct

9	Source: S&P LCD Middle Market Deal Size Category Factsheet 1Q 2024.
10
As of December 31, 2023. Based on the total face value committed to private credit investments that are part of the Strategic Investment Partners strategy, the Specialty Direct Lending strategy, the Core Senior Lending strategy, and any additional private credit investments made by HLEND, private credit CLOs, separately managed funds or accounts, or private credit-focused joint ventures, excluding investments that are part of the Special Situations or Asset Value strategies.

Lending platform, including managed accounts and similar investment vehicles, allows it to commit to loans of up to approximately $1 billion. HPS believes that there is a finite set of competitors who can provide and solely hold investments of this size and service these larger scale borrowers. HPS believes that many borrowers in this segment value the confidentiality, efficiency and execution certainty available in the private credit market. HPS also believes that being the sole or majority investor in a debt tranche can also provide the funds it or its affiliates advise with enhanced downside protection. Additionally, due to favorable competitive dynamics with fewer capital providers with the ability to deliver scaled capital solutions, HPS believes that the HPS Direct Lending platform has, to date, been successful in capturing attractive risk-adjusted returns for providing solutions to larger, more diversified borrowers. Having the scale to provide a complete capital solution to larger borrowers has also been an important factor in HPS’s ability to make investments in an increasingly competitive market environment.

•
Diversified Sourcing Network
. HPS believes its diversified sourcing approach sets its plat
f
orm apart from many of its peers. While the vast majority of peers focus their sourcing almost exclusively on financial sponsors and lending to businesses controlled by them, HPS has built an extensive relationship network across a breadth of private and public companies, management teams, banks, debt advisors, other financial intermediaries and financial sponsors. As a result, HPS has historically sourced a majority of its private credit investments from channels other than financial sponsors.
11
HPS believes that its ability to source from
non-sponsor
channels significantly reduces the level of competitive intensity and allows it to focus on structuring improved economics, stricter financial covenants and stronger loan documentation. In addition, the direct dialogue with management teams can result in a better understanding of the underlying borrowers and better positioning to actively manage investments throughout their life. HPS is also actively engaged with financial sponsors, and its exposure to sponsor transactions tends to increase in times of public market dislocation (when certainty of capital and speed of execution with a single counterparty is often sought after and highly valued). HPS believes that the ability to flex in and out of both sponsor and non-sponsor
markets allows the Fund to remain nimble and optimize its opportunity set across different market dynamics. While HPS seeks to source investments from non-sponsor
channels for the Fund, as of February 29, 2024, the Fund has sourced only a minority of its overall private credit investments from non-sponsor
channels. The Fund may not, in the future, obtain its desired allocation to investments from the non-sponsor
channel, which could adversely impact returns.

•
Breadth of HPS’s Credit Investment Platform
. HPS is a global alternative investment firm with strategies that seek to capitalize on non-investment
grade credit opportunities across the capital structure. As a multi-strategy credit platform, seeking opportunities across both private and liquid credit, HPS employs an open-architecture framework under which investment teams can apply shared knowledge and insights when evaluating new investment opportunities. HPS’s team of 204 investment professionals managed approximately $111 billion as of February 29, 2024. HPS believes that its multi-strategy approach provides a differentiated vantage point to evaluate relative value and better positions the firm to provide borrowers with a comprehensive and diverse set of potential financing solutions, which may enable the Fund to see more investment opportunities. In addition, HPS believes that its global footprint enables the Fund to view and potentially benefit from relative value opportunities across geographies.

•
Willingness to Navigate Complexity to Evaluate a Mispriced Opportunity.
HPS believes that its willingness to embrace complexity, such as complicated business models, esoteric underlying collateral, strained capital structures, and/or timing pressures, is a key differentiating factor relative to its competitors. In these situations, risk is often mispriced by the market, which HPS believes may offer a disproportionate return opportunity as there may be fewer willing lenders with the requisite

11
As of December 31, 2023. Based on all investments made since inception by funds and accounts across HPS’s Direct Lending Platform, including Specialty Direct Lending, Core Senior Lending and HLEND strategies.

expertise to underwrite these investment opportunities and borrowers tend to be more willing to pay for secured financing. HPS seeks to use its understanding of market structures to pursue these investment opportunities, identifying structures or deal dynamics that dissuade competing capital that view the opportunities as more “complex.” HPS believes that addressing complexity through creative pricing and structure can generate potential investment opportunities that can offer attractive, uncorrelated returns taking into account the additional work that is required. Leveraging HPS’s multi-strategy approach to credit may provide the Fund with distinctive vantage points in determining the relative value of, as well as insight into appropriately pricing, the investment opportunity in light of the risk. HPS believes that the capability to navigate complexity to identify a potentially mispriced investment opportunity is important in environments where volatility and uncertainty around economic growth is common.

•
Focus on the Upper Middle Market
. The HPS Direct Lending platform generally targets the
upper-end
of the middle market. As HPS believes that the market is in its later stages of the existing credit cycle, the Adviser intends to position the portfolio by focusing on larger, more resilient companies that generally generate $75 million to $1 billion of EBITDA annually or $250 million to $5 billion in revenue annually. In comparison, the S&P LCD definition of middle market is defined as companies with $50 million of EBITDA or less. HPS believes the upper end of the middle market has a favorable supply/demand dynamic, with substantial demand resulting from regulatory driven structural shifts in the financial landscape and limited supply as most other direct lending providers focus on small to middle market borrowers. HPS also believes that this segment of the market can offer greater downside protection, as larger businesses typically possess the benefits of scale and a greater critical mass through diversification of customers and supplier base. As a result of these dynamics, HPS believes that it can generally negotiate commensurate or better terms with respect to borrowers in that segment and that those borrowers can provide the Fund with increased downside protection, resulting in attractive risk-adjusted returns compared to the smaller-end
and core-middle market.

•
Emphasis on Capital Preservation.
Capital preservation is a core component of HPS’s investment philosophy. In addition to its focus on stable, established upper middle market companies, HPS employs a highly selective and rigorous ‘‘private equity-like’’ diligence and investment evaluation process focused on identification of potential risks, when evaluating its directly originated investments. HPS believes tight credit structuring is a fundamental part of the risk and recovery calculus, as the illiquidity in private credit means that secondary market liquidity is not a reliable risk mitigant. HPS has also built a deep bench of restructuring, workout and value enhancement professionals with an average of 30 years of workout experience, who work on an integrated basis to actively manage each investment throughout its life.

The Board
Overall responsibility for the Fund’s oversight rests with the Board. We have entered into the Advisory Agreement with the Adviser, pursuant to which the Adviser manages the Fund on a day-to-day
basis. The Board is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the 1940 Act, our Bylaws and applicable provisions of state and other laws. The Adviser will keep the Board well informed as to the Adviser’s activities on our behalf and our investment operations and provide the Board with additional information as the Board may, from time to time, request. The Board is currently composed of six members, four of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.
Investment Selection and Process for Private Investment Portfolio
We believe that much of the value HPS creates for our private investment portfolio comes on the front end through the diversity of its sourcing capabilities. To source transactions, HPS leverages the breadth of its global credit platform and its shared knowledge and insights gleaned across both private and public credit to cast a wide net to drive transaction flow. HPS seeks to generate investment opportunities across its various sourcing channels, including financial intermediaries such as investment banks and debt advisory firms, direct relationships with companies and management teams, private equity sponsors and formal partnerships and strategic arrangements with select financial institutions. We believe that this multi-pronged approach to sourcing provides a significant pipeline of investment opportunities for us that could contribute to our portfolio with attractive investment economics and risk/reward profile.
The Adviser and HPS evaluate and manage directly originated investments by adhering to the core principles of rigorous fundamental analysis, thorough due diligence, active portfolio monitoring and risk management.
Rigorous Investment Screening and Selection Process
HPS expects us to benefit from its global sourcing platforms and seeks to build a strong pipeline of investment opportunities. From this pipeline, certain investments proceed to an initial screening discussion that focuses on establishing the framework for the viability of the investment opportunity and the reasons to make the investment (
e.g.
, leading market share, sustainable franchise and brand value, and value-add
products or services). When evaluating a loan, the Investment Team expects to focus on a combination of business stability, asset values and contractual loan protections. We focus on lending to borrowers that the Investment Team believes demonstrate or are expected to develop attractive characteristics which may include: (i) leading market share, (ii) sustainable competitive advantages and strong barriers to entry, (iii) substantial free cash flow conversion and EBITDA margins, (iv) liquidity to withstand market cycles, and/or (v) high-quality, proven management teams. When evaluating asset value, the Investment Team intends to focus on evaluating: (a) the liquidity and stability of the secondary market for the collateral, (b) the ability to effectively enforce security provisions and/or (c) the level of over-collateralization offered by the borrower’s underlying assets. This process seeks to prioritize the Investment Team’s time spent and resources allocated by focusing on screening for opportunities where the borrower may place greater emphasis on certain non-economic
characteristics, such as certainty of scaled capital, creative financing solutions, an ability to understand complexity of capital structure or business risk and/or confidentiality of operating and financial performance. HPS believes that when facing these characteristics, we have a competitive edge over certain syndicated financing solutions or other competitive direct lending platforms (both of which typically have a lower cost of capital). This rigorous selection process helps the Investment Team focus on situations where the Adviser believes we have a competitive edge to capitalize on an investment opportunity.
Fundamental Analysis, Due Diligence, and Capital Preservation
The Investment Team’s approach to investment selection is anchored around seeking to conduct rigorous upfront, “private equity-like” due diligence. The Investment Team’s due diligence and risk management processes seek to utilize and benefit from the substantial resources within HPS, as well as the Investment Team’s extensive relationships with management teams, industry experts, consultants, and outside advisors. The Fund may at times retain outside consultants, expert networks, research firms and accounting and audit services to help enhance due diligence in certain areas of focus. The Investment Team’s intended approach to working closely with involved counterparties, such as financial intermediaries, or directly with a borrower’s management team, is expected to provide certain due diligence advantages by facilitating access to information needed to complete each step of the Investment Team’s screening, due diligence and monitoring process. In addition, the Investment Team seeks to employ a comprehensive investment process, which may include in-depth
due diligence and full credit analysis on transaction drivers, investment thesis, review of business, industry and borrower risks and mitigants, undertaking a competitive analysis, management calls/meetings, reviewing and performing financial analysis of historical results, preparing detailed models with financial forecasts, examining legal structure/terms/collateral, performing relative value analysis, employing external consultants and/or other considerations that the Investment Team deems appropriate. This investment process typically includes:

i.	Review of historical filings, financial information and other publicly-available information;

ii.	Assessment of monthly, quarterly and annual financial projections;

iii.	Business and industry diligence including meetings with senior management team, often in conjunction with retained third party experts;

iv.	Site/plant visits (where relevant), in certain cases in conjunction with retained industry-specific independent engineers;

v.	Accounting and quality of earnings review, often through retained external accountants;

vi.	“Channel checks” on the company, industry and management team, utilizing the Investment Team’s relationships as well as the institutional relationships of HPS;

vii.	Background checks on senior management and members of the board of directors using external providers; and/or

viii.	Detailed legal and structural analysis of the borrower and negotiation of the investment documentation.
HPS generally seeks to employ a “cradle to grave” approach with respect to its investments such that the Investment Team is responsible for sourcing the investment, investment due diligence, and monitoring the investment until the investment is exited. HPS believes that this is a distinctive approach that can lead to (i) greater connectivity between HPS and a borrower’s management teams, (ii) enhanced access to the borrower details and (iii) increased accountability to help reduce the inherent risk of knowledge loss in circumstances where the sourcing, diligence and monitoring roles are fragmented.
Post-Closing – Active Monitoring and Value-Added Collaboration with Portfolio Companies
The Investment Team intends to actively monitor the activities and the financial condition of each portfolio company through active dialogue with members of the management team. Currently, portfolio holdings are reviewed on a monthly basis and, on a quarterly basis, the Investment Team holds in-depth
portfolio review discussions led by the portfolio manager. Typically, during these discussions, each investment is assessed and ranked based on a risk scale that seeks to classify an investment by both operating and company/industry performance relative to its initial base-case plan. Based on these risk rankings, any investments that are undergoing strategic or financial challenges are typically reviewed and assessed on a weekly basis by the portfolio manager. The frequency of these discussions is intended to help inform the Investment Team of any movement in the underlying operating and credit performance of the challenged investments on a nearly real-time basis.
Furthermore, HPS believes that these challenged investments benefit from the dedicated focus by HPS’s Value Enhancement Team (“VET”). The VET’s goal is to enhance values in positions with a high degree of risk and/or sufficient control, particularly in investments that have received reorganized equity post-restructuring. The VET seeks to work in close coordination with the investment’s deal team through any workout processes, with a focus on preserving principal and enhancing post-reorganization equity value. The VET seeks to achieve this through a variety of activities, which may include the selection of new management teams, board members, setting of management incentives, engaging industry consultants, and/or identifying and implementing the go-forward
strategy of the borrower. Where needed, the VET expects to work fluidly with the investment’s deal team and/or restructuring team and expects to act as an additional resource on challenged investments. Overall, this hands-on
approach is designed to allow the Investment Team to proactively identify, address and mitigate downside risk to underperforming investments early in the life of the investment.
Disciplined Approach
The Investment Team expects to combine a disciplined investment approach with a substantial platform for transaction sourcing. Through this platform, the Investment Team expects to identify and invest in a select number of attractive investment opportunities. By adhering to the platform’s core principles of rigorous fundamental analysis, significant due diligence and active risk management, the Investment Team seeks to build an investment portfolio of consisting primarily of senior secured loan investments that the Investment Team believes will generate an attractive risk-adjusted return profile.
Warehousing Transactions
On August 17, 2021, we entered into multiple sale and purchase agreements (the “Purchase Agreements”) with Macquarie US Trading LLC and Macquarie Bank Limited (together, the “Financing Provider”), whereby we agreed, subject to certain conditions, to purchase certain assets from unaffiliated parties. The transactions under the Purchase Agreements related primarily to newly originated, privately negotiated senior secured term loans to middle market companies consistent with our investment objective and strategies (the “Warehousing Transactions”). The Warehousing Transactions were designed to assist us with deploying capital upon receipt of subscription proceeds. Under the Purchase Agreements, we had forward obligations to settle the purchase of certain investments (the “Warehouse Investments”) from the Financing Provider, each of which was obligated to settle the sale of such investments subject to the following conditions: (a) that we received subscriptions of at least $300 million; and (b) that our Board approved the purchase of the specific Warehouse Investments (collectively, the “Warehouse Conditions”).
Pursuant to the Purchase Agreements, we were entitled to request that the Financing Provider acquire the Warehouse Investments that we designated from time to time, which a Financing Provider was entitled to approve or reject in its sole and absolute discretion. Prior to any sale to us, the Warehouse Investments were owned and held solely for the account of the relevant Financing Provider. Until such time the Warehouse Conditions were satisfied, which occurred on February 3, 2022, we had no obligation to purchase the Warehouse Investments nor be entitled to any benefits or subject to any obligations under the Purchase Agreements. On such date, we recognized $656.3 million of investments at principal ($106.9 million of which was unfunded) from the Financing Provider. Since February 3, 2022, we have not entered into any Purchase Agreement with the Financing Provider.
Investment Committee
Our investment activities are under the direction of the Investment Committee and the Board. The Investment Committee is currently comprised of Michael Patterson, Scott Kapnick, Scot French, Purnima Puri, Faith Rosenfeld, Colbert Cannon, Michael Fenstermacher, Jeffrey Fitts, Vikas Keswani, and Grishma Parekh. Our
day-to-day
activities are overseen by our Investment Team, each member of which is an officer or employee of HPS or its affiliate. The Investment Team includes individuals with substantial experience in both secured loan and public credit investing and risk management. HPS may change the composition of the Investment Committee and the Investment Team at any time, and HPS may add additional senior Investment Team members to the Investment Committee over time. The culmination of the private investment process is typically a comprehensive Investment Committee recommendation package that details the merits, risks and research conducted to reach the investment conclusion. This package is then presented, reviewed and deliberated by the Investment Team and the Investment Committee members during the Investment Committee Meeting. The Investment Committee Meeting is the forum in which Investment Committee members can raise key questions, counter opinions, and deliberate on the investment opportunity.
Allocation of Investment Opportunities
General
Our Adviser and/or HPS provide investment management services to registered investment companies, investment funds, client accounts and proprietary accounts that HPS and/or the Adviser may establish.
The Adviser shares any investment and sale opportunities with its other clients, HPS’s clients and us in accordance with the Advisers Act and firm-wide allocation policies. Subject to the Advisers Act and as further set forth in this prospectus, certain other clients of the Adviser or certain clients of HPS may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.

In addition, as a BDC regulated under the 1940 Act, we are subject to certain limitations relating to co-investments
and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside other clients.
Co-Investment
Relief
We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Adviser and certain funds and accounts managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, our Board has established Board Criteria clearly defining co-investment
opportunities in which we will have the opportunity to participate with other funds or accounts sponsored or managed by the Adviser or HPS that target similar assets. If an investment falls within the Board Criteria, the Adviser must offer an opportunity for us to participate. We may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for us (
e.g.
, based on investment strategy). The
co-investment
would generally be allocated to us, the Adviser’s other clients and the HPS funds or accounts that target similar assets pro rata based on capital available for investment in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.
Competition
The business of investing in debt investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional
participants, such as private credit funds, hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of CLOs, and other structured loan funds. In addition, given our target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for us, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that we intend to purchase.
Over the past several years, many investment funds have been formed with investment objectives similar to ours, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect our ability to participate in attractive investment opportunities and/or cause us to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets our objectives. We may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party service providers.

Non-Exchange
Traded, Perpetual-Life BDC
We are
non-exchange
traded, meaning our shares are not listed for trading on a stock exchange or other securities market, and a perpetual-life BDC, meaning we are an investment vehicle of indefinite duration, whose Common Shares are intended to be sold monthly on a continuous basis at a price generally equal to our monthly NAV per share. In our perpetual-life structure, we may, at our discretion, offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce our risk of being a forced seller of assets in market downturns compared to non-perpetual
funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by the Declaration of Trust or otherwise to effect a liquidity event at any time.
FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by the Adviser, in which disclosed in the offering materials was a date or time period at which the program might be liquidated, and whether the prior program(s) in fact liquidated on or around that date or during the time period. As of the date of this prospectus, the Adviser has not sponsored any prior public programs responsive to FINRA Rule 2310(b)(3)(D).
Employees
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day
investment operations are managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio are provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated
investments and transaction development and the ongoing monitoring of our investments. In addition, we reimburse the Administrator for its costs, expenses and allocable portion of overhead, including compensation (including salaries, bonuses and benefits) paid by the Administrator (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs).
Regulation as a BDC
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a) is organized under the laws of, and has its principal place of business in, the United States;
(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies any of the following:
(i) does not have any class of securities that is traded on a national securities exchange;
(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting
common equity of less than $250 million;
(iii) is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2) Securities of any Eligible Portfolio Company controlled by us.
(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the Eligible Portfolio Company.
(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance
. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments
. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On August 30, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have entered into credit facilities, unsecured notes, debt securitization issuances and other financing arrangements to facilitate our investment objectives. Such credit facilities typically bear interest at floating rates spreads over SOFR or other applicable reference rates. Shareholders will bear the costs associated with any borrowings under our financing arrangements. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. We would typically have to post collateral to cover this potential obligation.
We have created, and may in the future also create, leverage by securitizing our assets (including in CLOs) and retaining the equity portion of, and/or the subordinated notes issued by, the securitized vehicle. See “Risk Factors—The Fund is Subject to Risks Associated with Forming CLOs.” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
. We and the Adviser have adopted a code of ethics pursuant to Rule
17j-1
under the 1940 Act and Rule
204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202)
551-8090.
You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Affiliated Transactions
. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Adviser and certain funds and accounts managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other
. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the 1934 Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of the end of the audited fiscal years ended December 31, 2023 and December 31, 2022. This information about our senior securities should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on the senior securities table as of December 31, 2023 has been filed as an exhibit to the registration statement of which this prospectus is a part.

	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
HLEND A Funding Facility
December 31, 2023	$615,838	2,231.6	—	N/A
December 31, 2022	453,663	2,473.7	—	N/A
HLEND B Funding Facility
December 31, 2023	513,747	2,231.6	—	N/A
December 31, 2022	482,084	2,473.7	—	N/A
HLEND C Funding Facility
December 31, 2023	487,500	2,231.6	—	N/A
HLEND D Funding Facility
December 31, 2023	195,000	2,231.6	—	N/A
Revolving Credit Facility
December 31, 2023	1,025,294	2,231.6	—	N/A
December 31, 2022	704,819	2,473.7	—	N/A
November 2025 Notes
December 31, 2023	170,000	2,231.6	—	N/A
December 31, 2022	170,000	2,473.7	—	N/A
November 2027 Notes
December 31, 2023	155,000	2,231.6	—	N/A
December 31, 2022	155,000	2,473.7	—	N/A
March 2026 Notes
December 31, 2023	276,000	2,231.6	—	N/A
March 2028 Notes
December 31, 2023	124,000	2,231.6	—	N/A
September 2027 Notes
December 31, 2023	75,000	2,231.6	—	N/A
September 2028 Notes
December 31, 2023	250,000	2,231.6	—	N/A
2023 CLO Secured Notes
December 31, 2023	323,000	2,231.6	—	N/A
Short-Term Borrowings
December 31, 2023	—	—	—	N/A
December 31, 2022	379,081	2,473.7	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)
Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)	Not applicable because the senior securities are not registered for public trading.
As of December 31, 2023, the aggregate principal amount of indebtedness outstanding was $4,210.4 million. As of December 31, 2022, the aggregate principal amount of indebtedness outstanding was $2,344.6 million.

PORTFOLIO COMPANIES
The following table sets forth certain information as of December 31, 2023 for each portfolio company in which the Fund had an investment. Percentages shown for class of securities held by the Fund represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.
The Adviser, as the Fund’s valuation designee, approved the valuation of the Fund’s investment portfolio, as of December 31, 2023, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Fund’s documented valuation policy that has been reviewed and approved by the Board. The Adviser also approved in good faith the valuation of such securities as of the end of each quarter. For more information relating to the Fund’s investments, see the Fund’s financial statements included elsewhere in this prospectus.

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Arcfield Acquisition Corp 14295 Park Meadow Drive, Chantilly, VA 20151	Aerospace and Defense	1st Lien Senior Secured Revolving Loan	—		8/4/2028		5,687	$(89)	$ (228)	0.00%
Arcfield Acquisition Corp 14295 Park Meadow Drive, Chantilly, VA 20151	Aerospace and Defense	First Lien Senior Secured Debt	SF + 6.25%	11.64%	8/3/2029		48,883	48,042	46,696	0.90%
ASDAM Operations Pty Ltd 153 Keys Rd, Moorabbin, Victoria 3189, Australia	Aerospace and Defense	1st Lien Senior Secured Delayed Draw Loan	B + 5.75%	10.11%	8/22/2028		3,614	2,415	2,374	0.05%
ASDAM Operations Pty Ltd 153 Keys Rd, Moorabbin, Victoria 3189, Australia	Aerospace and Defense	1st Lien Senior Secured Delayed Draw Loan	—		8/22/2028		5,421	(93)	(132)	0.00%
ASDAM Operations Pty Ltd 153 Keys Rd, Moorabbin, Victoria 3189, Australia	Aerospace and Defense	First Lien Senior Secured Debt	B + 5.75%	10.11%	8/22/2028		41,558	27,867	27,304	0.53%
Cadence - Southwick, Inc. 2655 Seely Avenue, San Jose, CA, 95134	Aerospace and Defense	1st Lien Senior Secured Revolving Loan	SF + 6.75%	12.22%	5/3/2028		11,291	2,717	2,852	0.06%
Cadence - Southwick, Inc. 2655 Seely Avenue, San Jose, CA, 95134	Aerospace and Defense	First Lien Senior Secured Debt	SF + 6.75%	12.24%	5/3/2029		41,529	40,408	40,998	0.79%
Cadence - Southwick, Inc. 2655 Seely Avenue, San Jose, CA, 95134	Aerospace and Defense	First Lien Senior Secured Debt	SF + 6.00%	11.47%	5/3/2029		3,120	3,058	3,058	0.06%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Frontgrade Technologies Holdings Inc. 2121 Crystal Dr, Arlington, VA 22202	Aerospace and Defense	1st Lien Senior Secured Revolving Loan	—	—	1/10/2028		6,864	(152)	(94)	0.00%
Frontgrade Technologies Holdings Inc. 2121 Crystal Dr, Arlington, VA 22202	Aerospace and Defense	First Lien Senior Secured Debt	SF + 6.75%	12.10%	1/9/2030		37,429	36,451	36,988	0.71%
Frontgrade Technologies Holdings Inc. 2121 Crystal Dr, Arlington, VA 22202	Aerospace and Defense	First Lien Senior Secured Debt	SF + 6.75%	12.10%	1/9/2030		7,880	7,732	7,787	0.15%
Sequa Corp 4100 RCA Blvd., Palm Beach Gardens, FL 33410	Aerospace and Defense	1st Lien Senior Secured Revolving Loan	—	—	11/23/2027		13,676	(542)	(135)	0.00%
Sequa Corp 4100 RCA Blvd., Palm Beach Gardens, FL 33410	Aerospace and Defense	First Lien Senior Secured Debt	SF + 7.00%	12.37%	11/24/2028		127,027	121,623	125,770	2.43%
WP CPP Holdings, LLC 1621 Euclid Avenue, Suite 1850 Cleveland, Ohio 44115	Aerospace and Defense	1st Lien Senior Secured Revolving Loan	—		11/30/2029		26,285	(648)	(648)	-0.01%
WP CPP Holdings, LLC 1621 Euclid Avenue, Suite 1850 Cleveland, Ohio 44115	Aerospace and Defense	First Lien Senior Secured Debt	SF + 7.50% (incl 4.13% PIK)	12.88%	11/30/2029		187,888	183,258	183,255	3.53%
Braya Renewable Fuels (Newfoundland) LP 1 Refinery Rd, Box 40, Come By Chance, Newfoundland and Labrador A0B1N0 Canada	Alternative Energy	First Lien Senior Secured Debt	SF + 6.50%	11.95%	11/9/2026		17,091	16,765	16,765	0.32%
Braya Renewable Fuels (Newfoundland) LP 1 Refinery Rd, Box 40, Come By Chance, Newfoundland and Labrador A0B1N0 Canada	Alternative Energy	1st Lien Senior Secured Delayed Draw Loan	—		11/9/2026		1,139	(22)	(22)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Clarios Global LP Florist Tower, 5757 N. Green Bay Ave., Glendale, WI 53209-4408	Automobiles and Parts	First Lien Senior Secured Debt	SF + 3.75%	9.11%	5/6/2030		14,963	14,886	15,015	0.29%
Foundation Automotive US Corp 211 Highland Cross Drive, Ste 260, Houston, TX 77073	Automobiles and Parts	1st Lien Senior Secured Delayed Draw Loan	SF + 7.75%	13.41%	12/24/2027		4,300	4,249	3,865	0.07%
Foundation Automotive Corp 2424 4 St SW Suite 520, Calgary, Alberta, CA Canada	Automobiles and Parts	First Lien Senior Secured Debt	SF + 7.75%	13.36%	12/24/2027		13,689	13,536	12,306	0.24%
Foundation Automotive US Corp 211 Highland Cross Drive, Ste 260, Houston, TX 77073	Automobiles and Parts	First Lien Senior Secured Debt	SF + 7.75%	13.36%	12/24/2027		33,889	33,514	30,466	0.59%
Oil Changer Holding Corporation 4511 Willow Rd, Suite 1 Pleasanton, CA 94588	Automobiles and Parts	1st Lien Senior Secured Delayed Draw Loan	SF + 6.75%	12.27%	2/8/2027		40,597	40,326	40,234	0.78%
Oil Changer Holding Corporation 4511 Willow Rd, Suite 1 Pleasanton, CA 94588	Automobiles and Parts	First Lien Senior Secured Debt	SF + 6.75%	12.27%	2/8/2027		8,523	8,468	8,447	0.16%
Tenneco Inc 15701 Technology Drive Northville, MI 48168	Automobiles and Parts	First Lien Senior Secured Debt	SF + 4.75%	10.22%	11/17/2028		2,992	2,424	2,624	0.05%
Illuminate Buyer, LLC 5825 N. Sam Houston Pkwy. W., #600, Houston, TX 77086	Chemicals	First Lien Senior Secured Debt	SF + 3.50%	8.97%	6/30/2027		15,111	14,972	15,157	0.29%
CRSS HPS LLC 299 Park Avenue, 36th Floor New York, NY 10171	Closed End Investments	First Lien Senior Secured Debt	SF + 6.75%	12.21%	12/21/2026		21,772	21,341	21,341	0.41%
Esdec Solar Group B.V. Londenstraat 16, 7418EE Deventer Netherlands	Construction and Materials	1st Lien Senior Secured Delayed Draw Loan	—	—	8/30/2028		17,183	(361)	(164)	0.00%
Esdec Solar Group B.V. Londenstraat 16, 7418EE Deventer Netherlands	Construction and Materials	First Lien Senior Secured Debt	E + 6.00%	9.97%	8/30/2028		51,420	55,215	56,271	1.09%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Nexus Intermediate III, LLC 20 Odyssey, Irvine, CA 92618	Construction and Materials	1st Lien Senior Secured Delayed Draw Loan	—	—	12/6/2027		300	(3)	—	0.00%
Nexus Intermediate III, LLC 20 Odyssey, Irvine, CA 92618	Construction and Materials	First Lien Senior Secured Debt	SF + 5.50%	11.36%	12/6/2027		1,064	1,051	1,064	0.02%
AI Learning (Singapore) PTE. LTD. 101 Thomson Road, Singapore, Singapore 307591	Consumer Services	First Lien Senior Secured Debt	SORA + 8.25% (incl 4.00% PIK)	11.70%	5/25/2027		44,063	31,713	32,862	0.63%
American Academy Holdings, LLC 2233 S Presidents Drive Suite F, Salt Lake City, UT 84120	Consumer Services	First Lien Senior Secured Debt	SF + 11.00% (incl 5.25% PIK)	16.47%	1/2/2025		54,019	54,019	53,914	1.04%
Auctane Inc 4301 Bull Creek Rd, Austin, TX 78731	Consumer Services	First Lien Senior Secured Debt	SF + 5.75%	11.23%	10/5/2028		24,563	24,563	24,478	0.47%
Club Car Wash Operating, LLC 1591 East Prathersville Road, Columbia, MO 65201	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50%	12.00%	6/16/2027		40,289	25,670	26,066	0.50%
Club Car Wash Operating, LLC 1591 East Prathersville Road, Columbia, MO 65201	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50%	12.00%	6/16/2027		12,958	12,762	12,879	0.25%
Club Car Wash Operating, LLC 1591 East Prathersville Road, Columbia, MO 65201	Consumer Services	First Lien Senior Secured Debt	SF + 6.50%	12.00%	6/16/2027		26,517	26,248	26,355	0.51%
Ensemble RCM LLC 11511 Reed Hartman Hwy, Blue Ash, OH 45241	Consumer Services	First Lien Senior Secured Debt	SF + 3.75%	9.23%	8/3/2026		1,979	1,974	1,985	0.04%
Express Wash Concepts, LLC 13375 National Rd Ste D, Etna, OH 43068	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.46%	4/30/2027		47,227	46,908	46,662	0.90%
Express Wash Concepts, LLC 13375 National Rd Ste D, Etna, OH 43068	Consumer Services	First Lien Senior Secured Debt	SF + 6.00%	11.46%	4/30/2027		26,528	26,344	26,210	0.51%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Houghton Mifflin Harcourt Company 125 High St., Boston, MA 02110	Consumer Services	First Lien Senior Secured Debt	SF + 5.25%	10.71%	4/9/2029		25,250	24,650	24,831	0.48%
IXM Holdings, Inc. 250 Ridge Rd, Dayton, NJ 08810	Consumer Services	First Lien Senior Secured Debt	SF + 6.50%	11.86%	12/14/2029		18,566	18,289	18,289	0.35%
IXM Holdings, Inc. 250 Ridge Rd, Dayton, NJ 08810	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	—		12/14/2029		1,638	(25)	(24)	0.00%
IXM Holdings, Inc. 250 Ridge Rd, Dayton, NJ 08810	Consumer Services	1st Lien Senior Secured Revolving Loan	SF + 6.50%	11.86%	12/14/2029		2,184	568	568	0.01%
Learning Care Group, Inc. 21333 Haggerty Rd., Suite 300 Novi, MI 48375	Consumer Services	First Lien Senior Secured Debt	SF + 4.75%	10.14%	8/11/2028		1,995	1,967	2,010	0.04%
Mckissock Investment Holdings, LLC 218 Liberty St, Warren, PA 16365	Consumer Services	First Lien Senior Secured Debt	SF + 5.00%	10.38%	3/12/2029		46,800	45,651	46,859	0.90%
Mckissock Investment Holdings, LLC 218 Liberty St, Warren, PA 16365	Consumer Services	First Lien Senior Secured Debt	SF + 5.00%	10.54%	3/12/2029		12,517	12,420	12,533	0.24%
PECF USS Intermediate Holding III Corp 118 Flanders Road, Westborough, MA 01581	Consumer Services	First Lien Senior Secured Debt	SF + 4.25%	9.89%	12/15/2028		14,712	14,645	11,558	0.22%
Polyconcept North America Holdings, Inc. 400 Hunt Valley Road New Kensington, PA 15068	Consumer Services	First Lien Senior Secured Debt	SF + 5.50%	10.85%	5/18/2029		23,009	22,638	22,846	0.44%
Spotless Brands, LLC 2 Mid America Plaza, Suite 450, Oakbrook Terrace, IL 60181	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50%	12.02%	7/25/2028		21,593	21,260	21,670	0.42%
Spotless Brands, LLC 2 Mid America Plaza, Suite 450, Oakbrook Terrace, IL 60181	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50%	12.03%	7/25/2028		16,023	15,777	16,080	0.31%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Spotless Brands, LLC 2 Mid America Plaza, Suite 450, Oakbrook Terrace, IL 60181	Consumer Services	First Lien Senior Secured Debt	SF + 6.50%	12.03%	7/25/2028		105,600	103,951	105,979	2.04%
Spotless Brands, LLC 2 Mid America Plaza, Suite 450, Oakbrook Terrace, IL 60181	Consumer Services	1st Lien Senior Secured Revolving Loan	SF + 6.50%	11.96%	7/25/2028		5,175	1,040	1,118	0.02%
Thrasio LLC 85 West Street, Suite 4, Walpole, MA 02081	Consumer Services	First Lien Senior Secured Debt	SF + 7.00%		12/18/2026		2,912	2,903	1,715	0.03%
TruGreen Limited Partnership 860 Ridge Lake Blvd, Memphis, TN 38120	Consumer Services	First Lien Senior Secured Debt	SF + 4.00%	9.46%	11/2/2027		8,575	8,488	8,298	0.16%
WMB Holdings Inc 2711 Centerville Road, Suite 400, Wilmington, DE 19808	Consumer Services	First Lien Senior Secured Debt	SF + 3.25%	8.71%	11/2/2029		1,889	1,841	1,896	0.04%
Zips Car Wash, LLC 8400 Belleview Dr, 210, Plano, TX 75024	Consumer Services	First Lien Senior Secured Debt	SF + 7.25%	12.71%	3/1/2024		26,027	26,025	25,942	0.50%
Zips Car Wash, LLC 8400 Belleview Dr, 210, Plano, TX 75024	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 7.25%	12.71%	3/1/2024		15,336	15,308	15,286	0.29%
Zips Car Wash, LLC 8400 Belleview Dr, 210, Plano, TX 75024	Consumer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 7.25%	12.71%	3/1/2024		984	984	981	0.02%
Hamilton Projects Acquiror, LLC 13860 Ballantyne Corporate Place Suite 300, Charlotte NC 28273	Electricity	First Lien Senior Secured Debt	SF + 4.50%	9.97%	6/17/2027		55,588	51,772	55,914	1.08%
IP Operating Portfolio I, LLC 12333 Sowden Rd Ste B, PMB #68743, Houston, Texas 77080-2059	Electricity	1st Lien Senior Secured Delayed Draw Loan	—	7.88%	12/31/2029		27,428	26,919	27,154	0.52%
Brightstar Escrow Corp. 51 W 52nd St, 18th Flr New York, NY 10019	Electronic and Electrical Equipment	First Lien Senior Secured Debt	—	9.75%	10/15/2025		1,000	989	1,015	0.02%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
PCP CW Aggregator Holdings II, L.P. 101 Crossways Park West, Woodbury, NY 11797	Finance and Credit Services	First Lien Senior Secured Debt	L + 9.25% PIK	14.69%	2/9/2027		19,395	19,164	19,032	0.37%
Verscend Holding Corp. 201 Jones Road, Waltham, MA 02451	Finance and Credit Services	First Lien Senior Secured Debt	SF + 4.00%	9.47%	8/27/2025		3,939	3,928	3,957	0.08%
Yes Energy LLC 1877 Broadway St. Suite 606, Boulder, CO 80302	Finance and Credit Services	1st Lien Senior Secured Delayed Draw Loan	BS + 5.00%	10.46%	4/21/2028		10,000	9,836	10,004	0.19%
Yes Energy LLC 1877 Broadway St. Suite 606, Boulder, CO 80302	Finance and Credit Services	First Lien Senior Secured Debt	BS + 5.00%	10.46%	4/21/2028		26,000	25,458	26,010	0.50%
Specialty Ingredients, LLC 546 West St., Watertown, WI 53094	Food Producers	1st Lien Senior Secured Revolving Loan	SF + 6.00%	11.46%	2/12/2029		11,279	5,744	5,805	0.11%
Specialty Ingredients, LLC 546 West St., Watertown, WI 53094	Food Producers	First Lien Senior Secured Debt	SF + 6.00%	11.46%	2/12/2029		89,801	88,354	88,876	1.71%
Sugar PPC Buyer LLC 580 W Industrial Ct. Villa Rica, GA 30180	Food Producers	1st Lien Senior Secured Delayed Draw Loan	—		10/2/2030		16,541	(366)	(359)	-0.01%
Sugar PPC Buyer LLC 580 W Industrial Ct. Villa Rica, GA 30180	Food Producers	First Lien Senior Secured Debt	SF + 6.00%	11.34%	10/2/2030		59,546	58,254	58,254	1.12%
Floating Infrastructure Holdings Finance LLC 100 First Stamford Place, Suite 440, Stamford, CT 06902	Gas, Water and Multi-utilities	First Lien Senior Secured Debt	SF + 5.75%	11.20%	8/13/2027		43,439	42,809	42,991	0.83%
Eagle LNG Partners Jacksonville II LLC 2445 Technology Forest Blvd, Suite 500, The Woodlands, TX 77381	Gas, Water and Multi-utilities	First Lien Senior Secured Debt	SF + 9.88%	15.22%	6/8/2024		620	613	613	0.01%
BP Purchaser, LLC 2650 Galvin Drive, Elgin, IL 60124	General Industrials	First Lien Senior Secured Debt	SF + 5.50%	11.14%	12/11/2028		27,513	27,108	26,815	0.52%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Bright Light Buyer, Inc. 3360 Davie Road, Suite 509 Davie, FL 33314	General Industrials	First Lien Senior Secured Debt	SF + 6.00%	11.37%	11/8/2029		75,000	73,171	73,170	1.41%
Cube Industrials Buyer, Inc. 30 Corporate Drive, Suite 200, Burlington, MA 01803-4232	General Industrials	1st Lien Senior Secured Revolving Loan	—		10/18/2029		5,664	(82)	(82)	0.00%
Cube Industrials Buyer, Inc. 30 Corporate Drive, Suite 200, Burlington, MA 01803-4232	General Industrials	First Lien Senior Secured Debt	SF + 6.00%	11.40%	10/18/2030		49,086	48,371	48,371	0.93%
Formerra, LLC 1250 Windham Pkwy, Romeoville, IL 60446	General Industrials	1st Lien Senior Secured Delayed Draw Loan	SF + 7.25%	12.81%	11/1/2028		4,252	4,136	4,210	0.08%
Formerra, LLC 1250 Windham Pkwy, Romeoville, IL 60446	General Industrials	1st Lien Senior Secured Revolving Loan	—		11/1/2028		12,031	(315)	(117)	0.00%
Formerra, LLC 1250 Windham Pkwy, Romeoville, IL 60446	General Industrials	First Lien Senior Secured Debt	SF + 7.25%	12.78%	11/1/2028		105,686	102,857	104,660	2.02%
Marcone Yellowstone Buyer Inc. One City Place, Ste 400, St Louis, MO 63141	General Industrials	1st Lien Senior Secured Delayed Draw Loan	SF + 6.25%	11.75%	6/23/2028		11,952	11,861	11,871	0.23%
Marcone Yellowstone Buyer Inc. One City Place, Ste 400, St Louis, MO 63141	General Industrials	First Lien Senior Secured Debt	SF + 6.25%	11.75%	6/23/2028		49,864	49,282	49,526	0.96%
Marcone Yellowstone Buyer Inc. One City Place, Ste 400, St Louis, MO 63141	General Industrials	1st Lien Senior Secured Delayed Draw Loan	SF + 6.25%	11.75%	6/23/2028		4,395	4,362	4,365	0.08%
Marcone Yellowstone Buyer Inc. One City Place, Ste 400, St Louis, MO 63141	General Industrials	First Lien Senior Secured Debt	SF + 6.25%	11.75%	6/23/2028		13,228	13,127	13,138	0.25%
TMC Buyer Inc 1132 S 500 W, Salt Lake City, UT 84101	General Industrials	First Lien Senior Secured Debt	SF + 6.00%	11.47%	6/30/2028		70,148	62,802	69,403	1.34%
123Dentist Inc 4321 Still Creek Drive, Suite 200, Burnaby, British Columbia V5C 6S7, Canada	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	—	—	8/10/2029		7,211	(101)	(55)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
123Dentist Inc 4321 Still Creek Drive, Suite 200, Burnaby, British Columbia V5C 6S7, Canada	Health Care Providers	First Lien Senior Secured Debt	C + 5.50%	10.94%	8/10/2029		50,116	38,465	37,435	0.72%
Accelerated Health Systems, LLC 625 Enterprise Drive, Oak Brook, IL 60523	Health Care Providers	First Lien Senior Secured Debt	SF + 4.25%	9.75%	2/15/2029		7,951	7,935	6,722	0.13%
ATI Holdings Acquisition, Inc. 790 Remington Blvd, Bolingbrook, IL 60440	Health Care Providers	First Lien Senior Secured Debt	SF + 7.25%	12.73%	2/24/2028		41,092	40,516	38,936	0.75%
Baart Programs, Inc. 1720 Lakepointe Dr. Suite 117, Lewisville, TX 75057	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 5.00%	10.61%	6/11/2027		10,123	10,055	9,809	0.19%
Charlotte Buyer Inc 500 West Main Street, Louisville, KY 40202	Health Care Providers	First Lien Senior Secured Debt	SF + 5.25%	10.61%	2/11/2028		28,560	27,129	28,714	0.55%
ERC Topco Holdings, LLC 7351 E. Lowry Blvd, Ste 200, Denver, CO 80230	Health Care Providers	1st Lien Senior Secured Revolving Loan	SF + 6.25% (incl 3.25% PIK)	11.91%	11/10/2027		1,000	420	304	0.01%
ERC Topco Holdings, LLC 7351 E. Lowry Blvd, Ste 200, Denver, CO 80230	Health Care Providers	First Lien Senior Secured Debt	SF + 6.25% (incl 3.25% PIK)	11.86%	11/10/2028		25,291	24,931	21,444	0.41%
ERC Topco Holdings, LLC 7351 E. Lowry Blvd, Ste 200, Denver, CO 80230	Health Care Providers	First Lien Senior Secured Debt	SF + 6.25% PIK	11.86%	11/10/2028		203	203	172	0.00%
MB2 Dental Solutions, LLC 2403 Lacy Lane, Carrollton, TX 75006	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.46%	1/29/2027		9,108	8,979	9,052	0.17%
MB2 Dental Solutions, LLC 2403 Lacy Lane, Carrollton, TX 75006	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.46%	1/29/2027		86,591	85,394	86,054	1.66%
MB2 Dental Solutions, LLC 2403 Lacy Lane, Carrollton, TX 75006	Health Care Providers	First Lien Senior Secured Debt	SF + 6.00%	11.46%	1/29/2027		34,429	33,987	34,216	0.66%
MB2 Dental Solutions, LLC 2403 Lacy Lane, Carrollton, TX 75006	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50%	11.96%	1/29/2027		12,490	8,177	8,448	0.16%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
MB2 Dental Solutions, LLC 2403 Lacy Lane, Carrollton, TX 75006	Health Care Providers	First Lien Senior Secured Debt	SF + 6.00%	11.46%	1/29/2027		68,490	67,136	67,812	1.31%
Medline Borrower LP 1 Medline Place, Mundelein, IL 60060	Health Care Providers	First Lien Senior Secured Debt	SF + 3.00%	8.47%	10/23/2028		19,648	19,482	19,769	0.38%
MPH Acquisition Holdings LLC 115 5th Avenue, New York, NY 10003	Health Care Providers	First Lien Senior Secured Debt	SF + 4.25%	9.90%	9/1/2028		4,586	4,491	4,434	0.09%
Pareto Health Intermediate Holdings, Inc. FMC Tower, Suite 1500, 2929 Walnut Street Philadelphia, PA 19104	Health Care Providers	First Lien Senior Secured Debt	SF + 6.50%	11.97%	6/3/2030		30,166	29,336	29,744	0.57%
Pareto Health Intermediate Holdings, Inc. FMC Tower, Suite 1500, 2929 Walnut Street Philadelphia, PA 19104	Health Care Providers	First Lien Senior Secured Debt	SF + 6.50%	11.97%	6/3/2030		10,055	9,779	9,915	0.19%
Pareto Health Intermediate Holdings, Inc. FMC Tower, Suite 1500, 2929 Walnut Street Philadelphia, PA 19104	Health Care Providers	1st Lien Senior Secured Revolving Loan	—	—	6/1/2029		4,032	(109)	(61)	0.00%
Pediatric Associates Holding Company, LLC 900 South Pine Island Road, Suite 800, Plantation, FL 33324	Health Care Providers	First Lien Senior Secured Debt	SF + 3.25%	8.72%	12/29/2028		7,717	7,690	7,486	0.14%
Phoenix Newco Inc 2520 Meridian Pkwy, Research Triangle Park, Suite 200, Durham, NC 27713	Health Care Providers	First Lien Senior Secured Debt	SF + 3.25%	8.72%	11/15/2028		17,567	17,469	17,692	0.34%
Pinnacle Fertility, Inc. 6720 N Scottsdale Rd, Ste 160, Scottsdale, Arizona 85253	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 5.00%	10.43%	3/14/2028		12,383	9,078	9,184	0.18%
Pinnacle Fertility, Inc. 6720 N Scottsdale Rd, Ste 160, Scottsdale, Arizona 85253	Health Care Providers	First Lien Senior Secured Debt	SF + 5.00%	10.43%	3/14/2028		27,019	26,626	26,857	0.52%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
PPV Intermediate Holdings, LLC 141 Longwater Dr, Suite 108, Norwell, MA 02061	Health Care Providers	First Lien Senior Secured Debt	SF + 5.75%	11.14%	8/31/2029		108,193	106,567	107,507	2.07%
PPV Intermediate Holdings, LLC 141 Longwater Dr, Suite 108, Norwell, MA 02061	Health Care Providers	1st Lien Senior Secured Revolving Loan	—	—	8/31/2029		8,145	(132)	(52)	0.00%
PTSH Intermediate Holdings, LLC 1100 Circle 75 Pkwy, Ste 1400, Atlanta, GA 30339	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 5.50%	11.00%	12/17/2027		3,941	3,882	3,941	0.08%
PTSH Intermediate Holdings, LLC 1100 Circle 75 Pkwy, Ste 1400, Atlanta, GA 30339	Health Care Providers	First Lien Senior Secured Debt	SF + 5.50%	11.00%	12/17/2027		20,679	20,392	20,679	0.40%
Tenet Healthcare Corp 14201 Dallas Parkway, Dallas, TX 75254	Health Care Providers	First Lien Senior Secured Debt	—	5.13%	11/1/2027		2,695	2,724	2,636	0.05%
Tivity Health Inc 4031 Aspen Grove Drive, Suite 250, Franklin, TN 37067	Health Care Providers	First Lien Senior Secured Debt	SF + 6.00%	11.35%	6/28/2029		111,153	108,949	108,628	2.09%
United Musculoskeletal Partners Acquisition Holdings, LLC 400 Perimeter Center Terrace Suite 875 Atlanta, GA 30346	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 5.75%	11.13%	7/17/2028		50,181	32,006	31,265	0.60%
United Musculoskeletal Partners Acquisition Holdings, LLC 400 Perimeter Center Terrace Suite 875 Atlanta, GA 30346	Health Care Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 5.75%	11.16%	7/17/2028		26,548	26,150	25,732	0.50%
United Musculoskeletal Partners Acquisition Holdings, LLC 400 Perimeter Center Terrace Suite 875 Atlanta, GA 30346	Health Care Providers	First Lien Senior Secured Debt	SF + 5.75%	11.15%	7/17/2028		43,290	42,610	41,959	0.81%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
WCAS XIII Primary Care Investors, L.P. 599 Lexington Avenue, Suite 1800, New York, NY 10022	Health Care Providers	First Lien Senior Secured Debt	SF + 6.25%	11.61%	12/31/2029		135,630	133,289	134,827	2.60%
LHS Borrower, LLC 1595 Georgetown Rd, Hudson, OH 44236	Household Goods and Home Construction	First Lien Senior Secured Debt	SF + 4.75%	10.21%	2/16/2029		6,948	6,896	6,301	0.12%
Sunset Debt Merger Sub, Inc. 7549 Graber Rd., Middleton, WI 53562	Household Goods and Home Construction	First Lien Senior Secured Debt	SF + 4.00%	9.47%	10/6/2028		707	609	636	0.01%
Emerson Climate Technologies Inc 8100 West Florissant Avenue, St. Louis, Missouri 63136	Industrial Engineering	First Lien Senior Secured Debt	SF + 3.00%	8.36%	5/31/2030		13,957	13,851	14,023	0.27%
LSF12 Donnelly Bidco, LLC 16430 N Scottsdale Road, Suite 450, Scottsdale, AZ, 85254	Industrial Engineering	First Lien Senior Secured Debt	SF + 6.50%	11.86%	10/2/2029		19,878	19,401	19,401	0.37%
Radwell Parent, LLC 1 Millennium Drive, Willingboro, NJ 08046	Industrial Engineering	1st Lien Senior Secured Revolving Loan	SF + 6.75%	12.10%	4/3/2028		13,271	2,390	2,654	0.05%
Radwell Parent, LLC 1 Millennium Drive, Willingboro, NJ 08046	Industrial Engineering	First Lien Senior Secured Debt	SF + 6.75%	12.10%	4/2/2029		153,824	149,966	156,200	3.01%
Roper Industrial Products Investment Co 6496 University Parkway, Sarasota, FL 34240	Industrial Engineering	First Lien Senior Secured Debt	SF + 4.00%	9.35%	11/22/2029		18,044	17,488	18,106	0.35%
Standard Industries Inc 1361 Alps Road, Wayne, NJ 07470	Industrial Engineering	First Lien Senior Secured Debt	SF + 2.25%	7.72%	9/22/2028		1,264	1,264	1,268	0.02%
Time Manufacturing Holdings, LLC 7601 Imperial Drive, P.O. Box 20368, Waco, TX 76712	Industrial Engineering	First Lien Senior Secured Debt	E + 6.50%	10.46%	12/1/2027		4,758	4,943	4,975	0.10%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Time Manufacturing Holdings, LLC 7601 Imperial Drive, P.O. Box 20368, Waco, TX 76712	Industrial Engineering	1st Lien Senior Secured Revolving Loan	SF + 6.50%	12.04%	12/1/2027		1,000	713	678	0.01%
Time Manufacturing Holdings, LLC 7601 Imperial Drive, P.O. Box 20368, Waco, TX 76712	Industrial Engineering	First Lien Senior Secured Debt	SF + 6.50%	12.04%	12/1/2027		12,081	11,902	11,481	0.22%
Time Manufacturing Holdings, LLC 7601 Imperial Drive, P.O. Box 20368, Waco, TX 76712	Industrial Engineering	First Lien Senior Secured Debt	E + 6.50%	10.46%	12/1/2027		8,380	9,333	8,762	0.17%
TK Elevator US Newco Inc 788 Circle 75 Parkway SE, Suite 500, Atlanta, GA 30339	Industrial Engineering	First Lien Senior Secured Debt	SF + 3.50%	9.38%	7/30/2027		12,573	12,439	12,617	0.24%
Wec US Holdings Ltd Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON M5J 2T3 Canada	Industrial Engineering	First Lien Senior Secured Debt	SF + 3.75%	9.11%	8/1/2025		3,955	3,925	3,973	0.08%
BLY US Holdings Inc. 2455 South 3600 West, West Valley City, UT 84119	Industrial Metals and Mining	First Lien Senior Secured Debt	SF + 7.50%	13.12%	9/8/2026		3,060	3,006	2,986	0.06%
BLY US Holdings Inc. 2455 South 3600 West, West Valley City, UT 84119	Industrial Metals and Mining	First Lien Senior Secured Debt	SF + 7.50%	13.12%	9/8/2026		9,130	8,881	8,909	0.17%
Acuris Finance US, Inc 1345 Sixth Avenue, 50th Floor, New York, NY 10105	Industrial Support Services	First Lien Senior Secured Debt	SF + 4.00%	9.50%	2/16/2028		13,500	13,408	13,515	0.26%
Allied Universal Holdco LLC 1551 N Tustin Ave, Santa Ana, CA 92705	Industrial Support Services	First Lien Senior Secured Debt	SF + 3.75%	9.21%	5/12/2028		3,001	2,993	2,993	0.06%
Argos Health Holdings, Inc. 5440 Harvest Hill Rd, Dallas, TX 75230	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.75%	11.15%	12/6/2027		653	644	629	0.01%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Atlas Intermediate III, L.L.C. 4 Tri Harbor Court Port Washington, NY 11050	Industrial Support Services	First Lien Senior Secured Debt	SF + 8.25% (incl 4.00% PIK)	13.63%	10/31/2029		112,091	109,368	109,368	2.11%
Atlas Intermediate III, L.L.C. 4 Tri Harbor Court Port Washington, NY 11050	Industrial Support Services	1st Lien Senior Secured Revolving Loan	—		10/31/2029		13,445	(327)	(327)	-0.01%
Becklar, LLC 4699 Harrison Blvd, Ogden, UT 84403	Industrial Support Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.85%	12.30%	12/21/2026		986	974	978	0.02%
Becklar, LLC 4699 Harrison Blvd, Ogden, UT 84403	Industrial Support Services	First Lien Senior Secured Debt	SF + 6.85%	12.30%	12/21/2026		5,725	5,644	5,676	0.11%
Captive Resources Midco LLC 1100 N. Arlington Heights Road, Itasca, IL 60143	Industrial Support Services	1st Lien Senior Secured Revolving Loan	—	—	7/3/2028		7,558	(113)	—	0.00%
Captive Resources Midco LLC 1100 N. Arlington Heights Road, Itasca, IL 60143	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.75% (incl 3.13% PIK)	11.10%	7/2/2029		93,197	91,762	94,129	1.82%
CD&R Madison UK Bidco LTD New Century House, The Havens, Ipswich, Suffolk, England, IP3 9SJ	Industrial Support Services	1st Lien Senior Secured Delayed Draw Loan	SN + 8.25%	13.47%	2/28/2030		9,965	2,252	2,394	0.05%
CD&R Madison UK Bidco LTD New Century House, The Havens, Ipswich, Suffolk, England, IP3 9SJ	Industrial Support Services	First Lien Senior Secured Debt	SN + 8.25% (incl 2.00% PIK)	13.48%	2/28/2030		45,394	53,009	56,599	1.09%
CD&R Madison UK Bidco LTD New Century House, The Havens, Ipswich, Suffolk, England, IP3 9SJ	Industrial Support Services	First Lien Senior Secured Debt	E + 7.75% (incl 2.00% PIK)	11.71%	2/28/2030		22,377	22,902	24,093	0.46%
Coretrust Purchasing Group LLC 601 11th Avenue, Suite 700, Nashville, TN 37203	Industrial Support Services	1st Lien Senior Secured Delayed Draw Loan	—	—	10/1/2029		10,736	(279)	58	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Coretrust Purchasing Group LLC 601 11th Avenue, Suite 700, Nashville, TN 37203	Industrial Support Services	1st Lien Senior Secured Revolving Loan	—	—	10/1/2029		11,656	(287)	—	0.00%
Coretrust Purchasing Group LLC 601 11th Avenue, Suite 700, Nashville, TN 37203	Industrial Support Services	First Lien Senior Secured Debt	SF + 6.75%	12.11%	10/1/2029		72,983	71,143	73,375	1.42%
Eagle 2021 Lower Merger Sub, LLC 5440 Harvest Hill Rd, Dallas, TX 75230	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.75%	11.15%	12/6/2027		817	806	786	0.02%
Employbridge, LLC 1845 Satellite Blvd, Suite 300, Duluth, GA 30097	Industrial Support Services	First Lien Senior Secured Debt	SF + 4.75%	10.41%	7/19/2028		9,807	9,765	8,099	0.16%
Galaxy US Opco Inc. 100 Cambridge St, 14th floor, Boston, MA 02114, USA	Industrial Support Services	First Lien Senior Secured Debt	SF + 4.75%	10.13%	4/29/2029		26,037	25,520	21,611	0.42%
Guidehouse Inc. 1676 International Drive Suite 800, McLean, VA 22102	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.75% (incl 2.00% PIK)	11.11%	12/16/2030		186,435	183,869	184,120	3.55%
IG Investments Holdings, LLC 1224 Hammond Drive, Suite 1500, Atlanta, GA 30346	Industrial Support Services	1st Lien Senior Secured Revolving Loan	—	—	9/22/2027		1,726	(18)	(12)	0.00%
IG Investments Holdings, LLC 1224 Hammond Drive, Suite 1500, Atlanta, GA 30346	Industrial Support Services	First Lien Senior Secured Debt	SF + 6.00%	11.48%	9/22/2028		22,278	22,019	22,129	0.43%
IG Investments Holdings, LLC 1224 Hammond Drive, Suite 1500, Atlanta, GA 30346	Industrial Support Services	First Lien Senior Secured Debt	SF + 6.00%	11.48%	9/22/2028		1,837	1,824	1,825	0.04%
NBG Acquisition Corp. 721 N Eckhoff St, Orange, CA 92868	Industrial Support Services	1st Lien Senior Secured Revolving Loan	SF + 5.25%	10.78%	11/6/2028		2,876	1,837	1,792	0.03%
NBG Acquisition Corp. 721 N Eckhoff St, Orange, CA 92868	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.25%	10.78%	11/6/2028		21,336	21,222	20,856	0.40%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Planet US Buyer LLC 22 Bishopsgate, 26th Floor, London EC2N 4BQ, UK	Industrial Support Services	1st Lien Senior Secured Revolving Loan	—	—	2/1/2028		8,024	(197)	(148)	0.00%
Planet US Buyer LLC 22 Bishopsgate, 26th Floor, London EC2N 4BQ, UK	Industrial Support Services	First Lien Senior Secured Debt	SF + 6.75%	12.13%	2/1/2030		83,233	81,061	81,744	1.58%
Royal Buyer, LLC 751 Canyon Dr., Ste. 100, Coppell, TX 75019	Industrial Support Services	1st Lien Senior Secured Delayed Draw Loan	SF + 5.50%	10.89%	8/31/2028		8,993	5,090	5,326	0.10%
Royal Buyer, LLC 751 Canyon Dr., Ste. 100, Coppell, TX 75019	Industrial Support Services	1st Lien Senior Secured Revolving Loan	SF + 5.50%	10.89%	8/31/2028		7,000	1,525	1,633	0.03%
Royal Buyer, LLC 751 Canyon Dr., Ste. 100, Coppell, TX 75019	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.50%	10.89%	8/31/2028		44,550	43,839	44,996	0.87%
Sedgwick Claims Management Services, Inc. 1001 Pennsylvania Avenue North, Suite 220 South, Washington, DC 20004-2505	Industrial Support Services	First Lien Senior Secured Debt	SF + 3.75%	9.11%	2/24/2028		19,205	19,048	19,288	0.37%
SimpliSafe Holding Corporation 100 Summer Street, Suite 300, Boston, MA 02110	Industrial Support Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.25%	11.61%	5/2/2028		15,086	3,775	3,912	0.08%
SimpliSafe Holding Corporation 100 Summer Street, Suite 300, Boston, MA 02110	Industrial Support Services	First Lien Senior Secured Debt	SF + 6.25%	11.61%	5/2/2028		119,039	117,275	118,277	2.28%
Spirit RR Holdings, Inc. 11 East 26th Street, 12th Floor, New York, NY 10010	Industrial Support Services	1st Lien Senior Secured Revolving Loan	SF + 5.25%	10.71%	9/13/2028		3,579	299	308	0.01%
Spirit RR Holdings, Inc. 11 East 26th Street, 12th Floor, New York, NY 10010	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.25%	10.70%	9/13/2028		43,103	42,361	42,508	0.82%
Spirit RR Holdings, Inc. 11 East 26th Street, 12th Floor, New York, NY 10010	Industrial Support Services	1st Lien Senior Secured Delayed Draw Loan	—		9/13/2028		5,986	(89)	(83)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
TruckPro, LLC 1900 Charles Bryan Rd, Cordova, Tennessee 38106	Industrial Support Services	First Lien Senior Secured Debt	SF + 7.25%	12.94%	8/16/2028		70,533	68,576	69,207	1.33%
Vaco Holdings LLC 5410 Maryland Way, Suite 460, Brentwood, TN 37027	Industrial Support Services	First Lien Senior Secured Debt	SF + 5.00%	10.43%	1/21/2029		12,495	12,452	12,362	0.24%
E.S.G. Movilidad, S.L.U . C/ ALBACETE, 3 Edificio Mizar Planta 1, 28027 Madrid Spain	Industrial Transportation	1st Lien Senior Secured Delayed Draw Loan	—	—	5/31/2029		11,245	(299)	(86)	0.00%
E.S.G. Movilidad, S.L.U. C/ ALBACETE, 3 Edificio Mizar Planta 1, 28027 Madrid Spain	Industrial Transportation	First Lien Senior Secured Debt	E + 6.50%	10.53%	5/31/2029		8,096	8,484	8,875	0.17%
E.S.G. Movilidad, S.L.U. C/ ALBACETE, 3 Edificio Mizar Planta 1, 28027 Madrid Spain	Industrial Transportation	First Lien Senior Secured Debt	E + 6.50%	10.53%	5/31/2029		22,264	23,330	24,407	0.47%
Apex Group Treasury LLC 20 Reid Street, 3rd Floor, Williams House, Hamilton, P.O. Box 2460 HMJX HM12 Bermuda	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 5.00%	10.40%	7/27/2028		6,982	6,881	6,974	0.13%
Ascensus Holdings, Inc. 200 Dryden Road, Suite 4000, Dresher, PA 19025	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 3.50%	8.97%	8/2/2028		7,643	7,581	7,638	0.15%
Eisner Advisory Group LLC 733 Third Avenue, New York, NY 10017, US	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 5.25%	10.72%	7/28/2028		4,451	4,433	4,466	0.09%
Eisner Advisory Group LLC 733 Third Avenue, New York, NY 10017, US	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 5.25%	10.72%	7/28/2028		2,526	2,526	2,535	0.05%
More Cowbell II, LLC 1676 N. California Blvd, Suite 400 Walnut Creek, CA 94596	Investment Banking and Brokerage Services	1st Lien Senior Secured Delayed Draw Loan	—		9/3/2030		5,484	(108)	(111)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
More Cowbell II, LLC 1676 N. California Blvd, Suite 400 Walnut Creek, CA 94596	Investment Banking and Brokerage Services	1st Lien Senior Secured Revolving Loan	SF + 6.00%	11.39%	9/4/2029		7,590	1,258	1,245	0.02%
More Cowbell II, LLC 1676 N. California Blvd, Suite 400 Walnut Creek, CA 94596	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 6.00%	11.48%	9/3/2030		50,342	49,382	49,319	0.95%
Osaic Holdings Inc 20 E Thomas Rd., Ste. 2000, Phoenix, AZ 85012	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 4.50%	9.86%	8/17/2028		10,841	10,794	10,889	0.21%
Transnetwork LLC 4900 Woodway Dr., Houston, TX 77056	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SF + 5.50%	10.85%	12/29/2030		48,913	47,935	48,791	0.94%
Travelex Issuerco 2 PLC Worldwide House Thorpe Wood Peterborough PE3 6SB United Kingdom	Investment Banking and Brokerage Services	First Lien Senior Secured Debt	SN + 8.00%	13.21%	9/22/2028		23,256	27,392	28,599	0.55%
Jam City, Inc. 3562 Eastham Drive, Culver City, CA 90232	Leisure Goods	First Lien Senior Secured Debt	SF + 7.00%	12.61%	9/7/2027		1,996	1,983	1,991	0.04%
OneDigital Borrower LLC 200 Galleria Pkwy SE, Suite 1950, Atlanta, GA 30339	Life Insurance	First Lien Senior Secured Debt	SF + 4.25%	9.71%	11/16/2027		5,880	5,872	5,884	0.11%
2080 Media, Inc. 2990 Brandywine Rd, Suite 300, Atlanta, GA 30341	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.47%	3/14/2029		29,401	12,189	12,489	0.24%
2080 Media, Inc. 2990 Brandywine Rd, Suite 300, Atlanta, GA 30341	Media	1st Lien Senior Secured Revolving Loan	—	—	3/14/2028		13,795	(193)	(83)	0.00%
2080 Media, Inc. 2990 Brandywine Rd, Suite 300, Atlanta, GA 30341	Media	First Lien Senior Secured Debt	SF + 6.00%	11.47%	3/14/2029		54,491	53,644	54,192	1.05%
Ancestry.com Inc. 1300 West Traverse Parkway, Lehi, UT 84043	Media	First Lien Senior Secured Debt	SF + 3.25%	8.71%	12/6/2027		6,262	6,190	6,143	0.12%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Arc Media Holdings Limited Unit 4 Fulwood Park, Caxton Rd, Fulwood, Preston PR2 9NZ, United Kingdom	Media	1st Lien Senior Secured Revolving Loan	SF + 7.25%	12.77%	10/29/2027		2,766	2,437	2,347	0.05%
Arc Media Holdings Limited Unit 4 Fulwood Park, Caxton Rd, Fulwood, Preston PR2 9NZ, United Kingdom	Media	First Lien Senior Secured Debt	SF + 7.25%	12.79%	10/29/2027		40,972	40,176	38,860	0.75%
Associations Inc. 5401 N. Central Expressway, Suite 300, Dallas, TX 75205	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50% (incl 2.50% PIK)	12.18%	7/2/2027		494	491	499	0.01%
Associations Inc. 5401 N. Central Expressway, Suite 300, Dallas, TX 75205	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50% (incl 2.50% PIK)	12.14%	7/2/2027		1,029	1,022	1,039	0.02%
Associations Inc. 5401 N. Central Expressway, Suite 300, Dallas, TX 75205	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50% (incl 2.50% PIK)	12.12%	7/2/2027		1,029	1,022	1,039	0.02%
Associations Inc. 5401 N. Central Expressway, Suite 300, Dallas, TX 75205	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 6.50% (incl 2.50% PIK)	12.13%	7/2/2027		621	617	627	0.01%
Associations Inc. 5401 N. Central Expressway, Suite 300, Dallas, TX 75205	Media	1st Lien Senior Secured Revolving Loan	SF + 6.50%	12.14%	7/2/2027		403	140	143	0.00%
Associations Inc. 5401 N. Central Expressway, Suite 300, Dallas, TX 75205	Media	First Lien Senior Secured Debt	SF + 6.50% (incl 2.50% PIK)	12.18%	7/2/2027		29,562	29,372	29,858	0.58%
Aventine Intermediate LLC 19762 MacArthur Blvd Suite 150, Irvine, CA 92612	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.47%	6/18/2027		1,073	1,061	993	0.02%
Aventine Intermediate LLC 19762 MacArthur Blvd Suite 150, Irvine, CA 92612	Media	First Lien Senior Secured Debt	SF + 6.00%	11.47%	6/18/2027		18,855	18,619	17,452	0.34%
Circana Group, LP . 900 West Shore Road, Port Washington, NY 11050	Media	1st Lien Senior Secured Revolving Loan	P + 4.75%	13.25%	12/1/2027		9,023	1,484	1,561	0.03%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Circana Group, LP. 900 West Shore Road, Port Washington, NY 11050	Media	First Lien Senior Secured Debt	SF + 6.25% (incl 2.75% PIK)	11.61%	12/1/2028		142,859	140,633	141,912	2.74%
Circana Group, LP. 900 West Shore Road, Port Washington, NY 11050	Media	First Lien Senior Secured Debt	SF + 5.75%	11.21%	12/1/2028		9,198	9,126	9,096	0.18%
IEHL US Holdings, Inc. 630 Ninth Avenue, Suite 800, New York, NY 10036	Media	First Lien Senior Secured Debt	SF + 7.25%	12.63%	10/29/2029		6,604	6,425	6,522	0.13%
International Entertainment Investments Ltd 72 Welbeck Street LONDON, W1G 0AY United Kingdom	Media	First Lien Senior Secured Debt	SN + 7.65%	12.90%	10/29/2029		15,493	18,789	19,501	0.38%
International Entertainment Investments Ltd 72 Welbeck Street LONDON, W1G 0AY United Kingdom	Media	First Lien Senior Secured Debt	E + 7.25%	11.20%	10/29/2029		2,540	2,724	2,770	0.05%
International Entertainment Investments Ltd 72 Welbeck Street LONDON, W1G 0AY United Kingdom	Media	1st Lien Senior Secured Delayed Draw Loan	E + 7.25%	11.20%	10/29/2029		3,048	3,177	3,325	0.06%
International Entertainment Investments Ltd 72 Welbeck Street LONDON, W1G 0AY United Kingdom	Media	1st Lien Senior Secured Delayed Draw Loan	—	—	4/27/2029		5,080	(141)	(66)	0.00%
International Entertainment Investments Ltd 72 Welbeck Street LONDON, W1G 0AY United Kingdom	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 7.25%	12.63%	10/29/2029		30,478	29,657	30,100	0.58%
Kobalt London Limited 2 Gansevoort St 6th Floor, New York, NY 10014	Media	1st Lien Senior Secured Delayed Draw Loan	SF + 8.00%	13.55%	2/25/2027		13,125	12,949	12,873	0.25%
Kobalt London Limited 2 Gansevoort St 6th Floor, New York, NY 10014	Media	First Lien Senior Secured Debt	SF + 8.00%	13.53%	2/25/2027		13,125	12,952	12,874	0.25%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Mav Acquisition Corporation 360 North Crescent Drive, Beverly Hills, CA 90210	Media	First Lien Senior Secured Debt	SF + 4.75%	10.22%	7/28/2028		15,724	15,518	15,729	0.30%
OneTeam Partners, LLC 1901 L Street, NW 7th Floor, Washington, DC 20036	Media	First Lien Senior Secured Debt	SF + 5.50%	10.98%	9/14/2029		74,250	73,010	74,250	1.43%
Renaissance Financiere 6, rue Léo Delibes, 75116 Paris, France	Media	1st Lien Senior Secured Delayed Draw Loan	E + 7.00%	10.94%	7/26/2028		34,871	35,514	37,969	0.73%
Renaissance Holding Corp. 2911 Peach Street, Wisconsin Rapids, WI 54494, US	Media	First Lien Senior Secured Debt	SF + 4.75%	10.11%	4/5/2030		7,980	7,816	8,019	0.15%
Showtime Acquisition, L.L.C. 3849 Parkway, Pigeon Forge, TN 37863, US	Media	1st Lien Senior Secured Delayed Draw Loan	—	—	8/7/2028		3,657	(85)	(68)	0.00%
Showtime Acquisition, L.L.C. 3849 Parkway, Pigeon Forge, TN 37863, US	Media	1st Lien Senior Secured Revolving Loan	—	—	8/7/2028		4,711	(118)	(87)	0.00%
Showtime Acquisition, L.L.C. 3849 Parkway, Pigeon Forge, TN 37863, US	Media	First Lien Senior Secured Debt	SF + 7.50%	12.98%	8/7/2028		63,672	62,071	62,493	1.21%
ABB/CON-CISE Optical Group LLC 12301 NW 39th Street, Coral Springs, FL 33065	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 7.50%	13.01%	2/23/2028		21,259	20,869	19,119	0.37%
Bamboo US BidCo LLC 1 Baxter Pkwy, Deerfield, Illinois 60015	Medical Equipment and Services	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.36%	9/30/2030		15,467	607	670	0.01%
Bamboo US BidCo LLC 1 Baxter Pkwy, Deerfield, Illinois 60015	Medical Equipment and Services	1st Lien Senior Secured Revolving Loan	—		10/1/2029		21,254	(610)	(543)	-0.01%
Bamboo US BidCo LLC 1 Baxter Pkwy, Deerfield, Illinois 60015	Medical Equipment and Services	First Lien Senior Secured Debt	E + 6.75% (incl 3.38% PIK)	10.70%	9/30/2030		61,588	63,223	66,272	1.28%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Bamboo US BidCo LLC 1 Baxter Pkwy, Deerfield, Illinois 60015	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 6.75% (incl 3.38% PIK)	12.13%	9/30/2030		81,370	79,021	79,306	1.53%
Coding Solutions Acquisition, Inc. 6509 Windcrest Drive, Suite 165, Plano, TX 75024	Medical Equipment and Services	1st Lien Senior Secured Delayed Draw Loan	—		5/11/2028		34,900	(848)	(734)	-0.01%
Coding Solutions Acquisition, Inc. 6509 Windcrest Drive, Suite 165, Plano, TX 75024	Medical Equipment and Services	1st Lien Senior Secured Delayed Draw Loan	SF + 5.75%	11.11%	5/11/2028		22,857	22,514	22,452	0.43%
Coding Solutions Acquisition, Inc. 6509 Windcrest Drive, Suite 165, Plano, TX 75024	Medical Equipment and Services	1st Lien Senior Secured Revolving Loan	SF + 5.75%	11.11%	5/11/2028		10,875	3,645	3,614	0.07%
Coding Solutions Acquisition, Inc. 6509 Windcrest Drive, Suite 165, Plano, TX 75024	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 5.75%	11.11%	5/11/2028		75,297	74,150	73,963	1.43%
Coding Solutions Acquisition, Inc. 6509 Windcrest Drive, Suite 165, Plano, TX 75024	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 6.00%	11.36%	5/11/2028		9,676	9,447	9,472	0.18%
Limpio Bidco GMBH Robert-Koch-Str. 2, 22851 Norderstedt Germany	Medical Equipment and Services	1st Lien Senior Secured Delayed Draw Loan	E + 6.20%	10.15%	10/31/2030		66,556	68,533	71,499	1.38%
PerkinElmer U.S. LLC 710 Bridgeport Avenue, Shelton, CT 06484-4794	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 6.75%	12.11%	3/13/2029		112,067	108,545	110,472	2.13%
PerkinElmer U.S. LLC 710 Bridgeport Avenue, Shelton, CT 06484-4794	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 5.75%	11.11%	3/13/2029		62,432	61,205	61,203	1.18%
Plasma Buyer LLC 5301 Virginia Way, Brentwood, TN 37027	Medical Equipment and Services	1st Lien Senior Secured Delayed Draw Loan	—	—	5/12/2029		22,070	(358)	(846)	-0.02%
Plasma Buyer LLC 5301 Virginia Way, Brentwood, TN 37027	Medical Equipment and Services	1st Lien Senior Secured Revolving Loan	SF + 5.75%	11.10%	5/12/2028		9,458	3,015	2,828	0.05%
Plasma Buyer LLC 5301 Virginia Way, Brentwood, TN 37027	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 5.75%	11.10%	5/12/2029		84,061	82,720	80,839	1.56%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Resonetics, LLC 26 Whipple St, Nashua, New Hampshire 03060	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 6.00%	11.39%	4/28/2028		63,513	61,712	61,710	1.19%
SDC US Smilepay SPV 414 Union St., Nashville, TN 37219	Medical Equipment and Services	1st Lien Senior Secured Delayed Draw Loan	P + 9.75%		10/27/2025		28,737	26,203	21,039	0.41%
TecoStar Holdings Inc 18 Commerce Way, Suite 4800, Wilmington, MA 01801	Medical Equipment and Services	First Lien Senior Secured Debt	SF + 8.50% (incl 4.50% PIK)	13.91%	7/6/2029		119,875	117,155	118,687	2.29%
Accession Risk Management Group, Inc. 160 Federal Street, 4th Floor, Boston, MA 02110	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.43%	11/1/2029		8,000	1,340	1,446	0.03%
Accession Risk Management Group, Inc. 160 Federal Street, 4th Floor, Boston, MA 02110	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 5.50%	11.04%	11/1/2029		39,650	39,390	39,250	0.76%
Accession Risk Management Group, Inc. 160 Federal Street, 4th Floor, Boston, MA 02110	Non-life Insurance	1st Lien Senior Secured Revolving Loan	—	—	11/1/2029		467	—	(5)	0.00%
Accession Risk Management Group, Inc. 160 Federal Street, 4th Floor, Boston, MA 02110	Non-life Insurance	First Lien Senior Secured Debt	SF + 5.50%	11.03%	11/1/2029		14,273	14,273	14,129	0.27%
Acrisure LLC 100 Ottawa Ave SW, Grand Rapids, Michigan 49503	Non-life Insurance	First Lien Senior Secured Debt	SF + 4.50%	9.89%	11/6/2030		4,000	3,961	4,015	0.08%
Alera Group, Inc. 3 Parkway North, Suite 500, Deerfield, IL 60015	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.46%	10/2/2028		21,555	21,397	21,411	0.41%
Alera Group, Inc. 3 Parkway North, Suite 500, Deerfield, IL 60015	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.46%	10/2/2028		12,398	12,390	12,315	0.24%
Alera Group, Inc. 3 Parkway North, Suite 500, Deerfield, IL 60015	Non-life Insurance	First Lien Senior Secured Debt	SF + 6.00%	11.46%	10/2/2028		43,725	43,696	43,433	0.84%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Alera Group, Inc. 3 Parkway North, Suite 500, Deerfield, IL 60015	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	—		10/2/2028		5,196	(51)	(51)	0.00%
Alliant Holdings Intermediate, LLC 18100 Von Karman Avenue, 10th Floor, Irvine, CA 92612	Non-life Insurance	First Lien Senior Secured Debt	SF + 3.50%	8.86%	11/6/2030		18,839	18,715	18,946	0.37%
AmWINS Group, Inc. 4725 Piedmont Row Drive, Suite 600, Charlotte, NC 28210	Non-life Insurance	First Lien Senior Secured Debt	SF + 2.25%	7.72%	2/19/2028		4,597	4,577	4,610	0.09%
AmWINS Group, Inc. 4725 Piedmont Row Drive, Suite 600, Charlotte, NC 28210	Non-life Insurance	First Lien Senior Secured Debt	SF + 2.75%	8.22%	2/19/2028		2,977	2,971	2,990	0.06%
Amynta Agency Borrower Inc 909 3rd Avenue 33rd Floor, New York, NY 10022	Non-life Insurance	First Lien Senior Secured Debt	SF + 4.25%	9.61%	2/28/2028		20,116	19,600	20,166	0.39%
BroadStreet Partners, Inc. 580 North Fourth Street Suite 450, Columbus, OH 43215	Non-life Insurance	First Lien Senior Secured Debt	SF + 3.75%	9.11%	1/27/2029		9,192	9,115	9,231	0.18%
Galway Borrower LLC 1350 Broadway, Suite 1400, New York, NY 10018	Non-life Insurance	1st Lien Senior Secured Revolving Loan	—	—	9/30/2027		2,216	(29)	(15)	0.00%
Galway Borrower LLC 1350 Broadway, Suite 1400, New York, NY 10018	Non-life Insurance	First Lien Senior Secured Debt	SF + 5.25%	10.70%	9/29/2028		60,965	60,526	60,560	1.17%
HIGGINBOTHAM INSURANCE AGENCY, INC. 500 W 13th St, Fort Worth, TX 76102	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 5.50%	10.96%	11/27/2028		22,463	14,732	14,698	0.28%
HIGGINBOTHAM INSURANCE AGENCY, INC. 500 W 13th St, Fort Worth, TX 76102	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 5.50%	10.96%	11/27/2028		48	47	47	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
HIGGINBOTHAM INSURANCE AGENCY, INC. 500 W 13th St, Fort Worth, TX 76102	Non-life Insurance	First Lien Senior Secured Debt	SF + 5.50%	10.96%	11/27/2028		9,777	9,710	9,669	0.19%
HUB International Limited 55 East Jackson Blvd 14th Floor, Chicago, IL 60604	Non-life Insurance	First Lien Senior Secured Debt	—	7.25%	6/15/2030		10,517	10,517	11,115	0.21%
HUB International Limited 55 East Jackson Blvd 14th Floor, Chicago, IL 60604	Non-life Insurance	First Lien Senior Secured Debt	SF + 4.25%	9.66%	6/20/2030		13,853	13,723	13,930	0.27%
Integrity Marketing Acquisition LLC 1445 Ross Avenue, 40th Floor, Dallas, TX 75202	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.39%	8/27/2026		5,826	352	364	0.01%
Integrity Marketing Acquisition LLC 1445 Ross Avenue, 40th Floor, Dallas, TX 75202	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 6.02%	11.41%	8/27/2026		20,696	20,456	20,543	0.40%
Integrity Marketing Acquisition LLC 1445 Ross Avenue, 40th Floor, Dallas, TX 75202	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 6.02%	11.51%	8/27/2026		56,970	56,500	56,550	1.09%
Integrity Marketing Acquisition LLC 1445 Ross Avenue, 40th Floor, Dallas, TX 75202	Non-life Insurance	1st Lien Senior Secured Revolving Loan	—		8/27/2026		472	(4)	(3)	0.00%
Jones Deslauriers Insurance Management Inc. 2375 Skymark Avenue, Mississauga, ON L4W 4Y6, Canada	Non-life Insurance	First Lien Senior Secured Debt	—	8.50%	3/15/2030		14,487	14,467	15,232	0.29%
Jones Deslauriers Insurance Management Inc. 2375 Skymark Avenue, Mississauga, ON L4W 4Y6, Canada	Non-life Insurance	First Lien Senior Secured Debt	SF + 4.25%	9.62%	3/15/2030		5,128	5,091	5,156	0.10%
Patriot Growth Insurance Services LLC 501 Office Center Drive, Suite 215, Ft. Washington, PA 19034	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 5.75%	11.25%	10/16/2028		18,214	17,928	18,150	0.35%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Patriot Growth Insurance Services LLC 501 Office Center Drive, Suite 215, Ft. Washington, PA 19034	Non-life Insurance	1st Lien Senior Secured Revolving Loan	—	—	10/16/2028		822	(12)	(3)	0.00%
Patriot Growth Insurance Services LLC 501 Office Center Drive, Suite 215, Ft. Washington, PA 19034	Non-life Insurance	First Lien Senior Secured Debt	SF + 5.50%	11.00%	10/16/2028		7,187	7,083	7,162	0.14%
Summit Acquisition Inc. 12651 High Bluff Drive, Suite 250, San Diego, CA 92130	Non-life Insurance	1st Lien Senior Secured Revolving Loan	—	—	5/1/2029		6,685	(178)	(85)	0.00%
Summit Acquisition Inc. 12651 High Bluff Drive, Suite 250, San Diego, CA 92130	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	—	—	5/1/2030		10,961	(310)	(126)	0.00%
Summit Acquisition Inc. 12651 High Bluff Drive, Suite 250, San Diego, CA 92130	Non-life Insurance	First Lien Senior Secured Debt	SF + 6.75%	12.10%	5/1/2030		48,780	47,459	48,221	0.93%
Trupanion, Inc. 6100 4th Ave South Suite 200, Seattle, WA 98108	Non-life Insurance	1st Lien Senior Secured Delayed Draw Loan	SF + 5.00%	10.50%	3/25/2027		26,018	25,768	25,588	0.49%
Trupanion, Inc. 6100 4th Ave South Suite 200, Seattle, WA 98108	Non-life Insurance	1st Lien Senior Secured Revolving Loan	—	—	3/25/2027		6,576	(64)	(109)	0.00%
Trupanion, Inc. 6100 4th Ave South Suite 200, Seattle, WA 98108	Non-life Insurance	First Lien Senior Secured Debt	SF + 5.00%	10.50%	3/25/2027		20,633	20,421	20,292	0.39%
USI Inc/NY 100 Summit Lake Drive, Suite 400, Valhalla, NY 10595	Non-life Insurance	First Lien Senior Secured Debt	SF + 3.25%	8.60%	9/27/2030		5,985	5,970	6,002	0.12%
Camin Cargo Control Holdings, Inc. 16025-D Jacintoport Boulevard, Houston, Texas 77015-6536	Oil, Gas and Coal	1st Lien Senior Secured Delayed Draw Loan	—		12/7/2029		6,923	(155)	(154)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Camin Cargo Control Holdings, Inc. 16025-D Jacintoport Boulevard, Houston, Texas 77015-6536	Oil, Gas and Coal	1st Lien Senior Secured Revolving Loan	—		12/7/2029		6,923	(154)	(154)	0.00%
Camin Cargo Control Holdings, Inc. 16025-D Jacintoport Boulevard, Houston, Texas 77015-6536	Oil, Gas and Coal	First Lien Senior Secured Debt	SF + 6.00%	11.36%	12/7/2029		46,154	45,127	45,126	0.87%
Parfums Holding Co Inc 750 E. Main Street Stamford, CT 06902	Personal Care, Drug and Grocery Stores	First Lien Senior Secured Debt	SF + 6.00%	11.61%	6/30/2026		19,625	18,097	19,296	0.37%
Puma Buyer LLC 24 Summit Park Drive, Pittsburgh, PA 15275	Personal Care, Drug and Grocery Stores	First Lien Senior Secured Debt	SF + 5.50%	10.95%	7/16/2029		61,380	57,816	61,380	1.18%
Vermont Aus Pty Ltd Quarter One, Level 2, 1 Epping Road, North Ryde, NSW 2113, Australia	Personal Care, Drug and Grocery Stores	First Lien Senior Secured Debt	SF + 5.65%	11.00%	3/23/2028		15,866	15,572	15,714	0.30%
Vermont Aus Pty Ltd Quarter One, Level 2, 1 Epping Road, North Ryde, NSW 2113, Australia	Personal Care, Drug and Grocery Stores	First Lien Senior Secured Debt	B + 5.75%	10.16%	3/23/2028		35,124	25,729	23,708	0.46%
Daphne S.P.A. VIA DELL’ECONOMIA, 91, VICENZA, Vicenza 36100, Italy	Personal Goods	1st Lien Senior Secured Delayed Draw Loan	—	—	5/23/2028		3,978	(106)	(242)	0.00%
Daphne S.P.A. VIA DELL’ECONOMIA, 91, VICENZA, Vicenza 36100, Italy	Personal Goods	First Lien Senior Secured Debt	E + 6.25%	10.21%	5/23/2028		45,354	47,660	47,313	0.91%
Spanx, LLC 3035 Peachtree Rd NE, Atlanta, GA 30305	Personal Goods	1st Lien Senior Secured Revolving Loan	—		11/18/2027		5,000	(67)	—	0.00%
Spanx, LLC 3035 Peachtree Rd NE, Atlanta, GA 30305	Personal Goods	First Lien Senior Secured Debt	SF + 5.25%	10.71%	11/20/2028		29,400	28,970	29,400	0.57%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Advarra Holdings, Inc. 6100 Merriweather Dr., Suite 600,Columbia, MD 21044	Pharmaceuticals and Biotechnology	1st Lien Senior Secured Delayed Draw Loan	—	—	8/24/2029		6,340	(94)	63	0.00%
Advarra Holdings, Inc. 6100 Merriweather Dr., Suite 600,Columbia, MD 21044	Pharmaceuticals and Biotechnology	First Lien Senior Secured Debt	SF + 5.25%	10.61%	8/24/2029		69,459	68,452	70,153	1.35%
CPI Buyer, LLC 625 East Bunker Ct, Vernon Hills, IL 60061	Pharmaceuticals and Biotechnology	1st Lien Senior Secured Delayed Draw Loan	SF + 5.50%	11.15%	11/1/2028		1,344	1,332	1,339	0.03%
CPI Buyer, LLC 625 East Bunker Ct, Vernon Hills, IL 60061	Pharmaceuticals and Biotechnology	1st Lien Senior Secured Revolving Loan	—	—	10/30/2026		2,115	(26)	(5)	0.00%
CPI Buyer, LLC 625 East Bunker Ct, Vernon Hills, IL 60061	Pharmaceuticals and Biotechnology	First Lien Senior Secured Debt	SF + 5.50%	11.15%	11/1/2028		24,957	24,670	24,869	0.48%
Dolcetto HoldCo S.P.A. via Turati 40, Milano, Mi 20124, Italy	Pharmaceuticals and Biotechnology	1st Lien Senior Secured Delayed Draw Loan	—	—	10/27/2028		8,400	(178)	(60)	0.00%
Dolcetto HoldCo S.P.A. via Turati 40, Milano, Mi 20124, Italy	Pharmaceuticals and Biotechnology	First Lien Senior Secured Debt	E + 6.50%	10.43%	10/27/2028		82,300	80,361	90,259	1.74%
Gusto Aus Bidco Pty Ltd Level 10, 12 Help Street, Chatswood NSW 2067, Australia	Pharmaceuticals and Biotechnology	1st Lien Senior Secured Delayed Draw Loan	B + 6.50%	10.97%	10/30/2028		11,982	1,897	1,994	0.04%
Gusto Aus Bidco Pty Ltd Level 10, 12 Help Street, Chatswood NSW 2067, Australia	Pharmaceuticals and Biotechnology	First Lien Senior Secured Debt	B + 6.50%	10.92%	10/30/2028		118,623	74,237	79,960	1.54%
OEG Borrower LLC One Gaylord Drive, Nashville, TN 37204	Real Estate Investment and Services	First Lien Senior Secured Debt	SF + 5.00%	10.48%	6/18/2029		39,500	38,219	39,500	0.76%
AI Grace Aus Bidco Pty Ltd 120 Dunning Avenue Rosebery NSW 2018 Australia	Retailers	First Lien Senior Secured Debt	E + 6.50%	10.50%	12/5/2029		21,626	22,654	23,165	0.45%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
BradyIFS Holdings, LLC 5496 Lindberg Lane, Bell, CA 90201	Retailers	1st Lien Senior Secured Revolving Loan	—		10/31/2029		1,150	(11)	(11)	0.00%
BradyIFS Holdings, LLC 5496 Lindberg Lane, Bell, CA 90201	Retailers	1st Lien Senior Secured Delayed Draw Loan	SF + 6.00%	11.32%	10/31/2029		1,495	352	352	0.01%
BradyIFS Holdings, LLC 5496 Lindberg Lane, Bell, CA 90201	Retailers	First Lien Senior Secured Debt	SF + 6.00%	11.38%	10/31/2029		13,572	13,436	13,439	0.26%
KNITWELL BORROWER LLC One Tablots Drive Hingham, MA 02043	Retailers	First Lien Senior Secured Debt	SF + 8.00%	13.54%	7/28/2027		52,871	51,455	51,916	1.00%
Petsmart LLC 667 Madison Ave, New York, NY 10065	Retailers	First Lien Senior Secured Debt	SF + 3.75%	9.21%	2/11/2028		15,433	15,349	15,287	0.29%
White Cap Buyer, LLC 6250 Brook Hollow Pkwy, Norcross, Georgia 30071	Retailers	First Lien Senior Secured Debt	SF + 3.75%	9.11%	10/19/2027		9,321	9,284	9,352	0.18%
Armstrong Bidco Limited 10 Oakwood Drive, Loughborough, LE11 3QF, England, United Kingdom	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	SN + 5.25%	10.46%	6/28/2029		47,995	55,828	61,787	1.19%
Armstrong Bidco Limited 10 Oakwood Drive, Loughborough, LE11 3QF, England, United Kingdom	Software and Computer Services	First Lien Senior Secured Debt	SN + 5.25%	10.46%	6/28/2029		91,991	109,854	118,424	2.28%
Artisan Bidco, Inc. 75 Network Dr, Burlington, MA 01803	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.00%	12.38%	11/7/2029		40,000	39,025	39,025	0.75%
Artisan Bidco, Inc. 75 Network Dr, Burlington, MA 01803	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—		11/7/2029		6,000	(146)	(146)	0.00%
Artisan Bidco, Inc. 75 Network Dr, Burlington, MA 01803	Software and Computer Services	First Lien Senior Secured Debt	E + 7.00%	10.96%	11/7/2029		18,614	19,424	20,047	0.39%
Avalara, Inc. 255 South King St., Suite 1800, Seattle, WA 98104	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	10/19/2028		6,324	(126)	(45)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Avalara, Inc. 255 South King St., Suite 1800, Seattle, WA 98104	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.25%	12.60%	10/19/2028		56,918	55,754	56,513	1.09%
Barracuda Networks Inc 9 W 57th St, New York, NY 10019	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.50%	9.88%	8/15/2029		13,862	13,528	13,571	0.26%
Bottomline Technologies, Inc. 100 International Drive, Suite 200 Portsmouth, NH 03801, USA	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	5/15/2028		385	(3)	—	0.00%
Bottomline Technologies, Inc. 100 International Drive, Suite 200 Portsmouth, NH 03801, USA	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.25%	10.61%	5/14/2029		4,558	4,521	4,603	0.09%
Calabrio, Inc. 241 North 5th Avenue, Suite 1200, Minneapolis, MN 55401	Software and Computer Services	1st Lien Senior Secured Revolving Loan	SF + 7.13%	12.48%	4/16/2027		2,687	1,536	1,529	0.03%
Calabrio, Inc. 241 North 5th Avenue, Suite 1200, Minneapolis, MN 55401	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.13%	12.48%	4/16/2027		22,313	22,313	22,257	0.43%
Central Parent Inc 8601 Ranch Road 2222, Building 1, Suite 400, Austin, Texas 78730	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.00%	9.35%	7/6/2029		15,000	14,964	15,102	0.29%
Certinia Inc. 60 South Market St, Suite 750 San Jose, CA 95113	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—		8/3/2029		5,449	(152)	(96)	0.00%
Certinia Inc. 60 South Market St, Suite 750 San Jose, CA 95113	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.25%	12.68%	8/3/2029		40,323	39,196	39,610	0.76%
Cloud Software Group Inc 100 District Ave, Burlington, MA 01803	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.50%	9.95%	3/30/2029		13,693	12,756	13,409	0.26%
Cloud Software Group Inc 851 Cypress Creek Road, Fort Lauderdale, FL 33309	Software and Computer Services	First Lien Senior Secured Debt	—	6.50%	3/31/2029		7,740	6,679	7,381	0.14%
CommerceHub, Inc. 1201 Peachtree St NE Suite 600 Atlanta, GA 30361-3510	Software and Computer Services	First Lien Senior Secured Debt	SF + 6.25%	11.79%	12/29/2027		64,255	60,635	60,694	1.17%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Coupa Holdings, LLC 1855 S. Grant Street, San Mateo, CA 94402	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	—	—	2/27/2030		7,123	(163)	(99)	0.00%
Coupa Holdings, LLC 1855 S. Grant Street, San Mateo, CA 94402	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	2/27/2029		6,211	(133)	(89)	0.00%
Coupa Holdings, LLC 1855 S. Grant Street, San Mateo, CA 94402	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.50%	12.86%	2/27/2030		79,777	78,130	78,671	1.52%
Denali Bidco Limited 53 rue de Châteaudun 75009 Paris France	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	—		8/29/2030		8,078	(249)	(120)	0.00%
Denali Bidco Limited 53 rue de Châteaudun 75009 Paris France	Software and Computer Services	First Lien Senior Secured Debt	E + 6.00%	9.84%	8/29/2030		6,742	7,164	7,359	0.14%
Denali Bidco Limited 53 rue de Châteaudun 75009 Paris France	Software and Computer Services	First Lien Senior Secured Debt	SN + 6.00%	11.21%	8/29/2030		23,265	28,728	29,309	0.57%
DS Admiral Bidco, LLC 235 East Palmer Street, Franklin, NC 28734	Software and Computer Services	1st Lien Senior Secured Revolving Loan	SF + 6.50%	11.85%	3/16/2026		966	187	186	0.00%
DS Admiral Bidco, LLC 235 East Palmer Street, Franklin, NC 28734	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.00%	12.35%	3/16/2028		39,345	38,336	39,093	0.75%
DS Admiral Bidco, LLC 235 East Palmer Street, Franklin, NC 28734	Software and Computer Services	First Lien Senior Secured Debt	SF + 6.50%	11.85%	3/16/2028		8,853	8,787	8,761	0.17%
Enverus Holdings Inc 2901 Vía Fortuna #100, Austin, TX 78746	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.50%	10.86%	12/24/2029		64,577	63,613	63,613	1.23%
Enverus Holdings Inc 2901 Vía Fortuna #100, Austin, TX 78746	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	—		12/24/2029		3,229	(48)	(48)	0.00%
Enverus Holdings Inc 2901 Vía Fortuna #100, Austin, TX 78746	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—		12/24/2029		4,913	(73)	(73)	0.00%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
FinThrive Software Intermediate Holdings Inc 7950 Legacy Drive, Suite 900, Plano, TX 75024, US	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.00%	9.47%	12/18/2028		12,970	12,765	10,370	0.20%
GoTo Group Inc 2420 Sand Hill Road, Menlo Park, CA 94025	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.75%	10.28%	8/31/2027		2,372	2,356	1,581	0.03%
GovCIO Buyer Company 4000 Legato Rd., Suite 600, Fairfax, VA 22033	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.00%	10.36%	8/18/2027		9,812	9,681	9,812	0.19%
Helios Software Holdings, Inc. 49th Floor, 1345 Avenue of Americas New York, NY	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.75%	9.25%	3/11/2028		11,761	11,674	11,757	0.23%
Huskies Parent, Inc. 170 Huyshope Avenue, Hartford, CT 06106	Software and Computer Services	1st Lien Senior Secured Revolving Loan	SF + 5.50%	11.00%	11/3/2027		1,000	987	948	0.02%
Huskies Parent, Inc. 170 Huyshope Avenue, Hartford, CT 06106	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.50%	11.00%	11/3/2028		25,154	24,797	23,620	0.46%
LMI Inc/DE 1255 Battery St, Suite 500, San Francisco, CA 94111	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.75%	9.21%	10/2/2028		6,262	6,234	6,032	0.12%
Medallia, Inc. 6220 Stoneridge Mall Rd Floor 2, Pleasanton, CA 94588	Software and Computer Services	First Lien Senior Secured Debt	SF + 6.50% (incl 4.00% PIK)	11.95%	10/30/2028		76,751	76,751	75,097	1.45%
McAfee Corp 6220 America Center Drive, San Jose, CA 95002	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.75%	9.19%	3/1/2029		7,880	7,854	7,869	0.15%
Mitchell Topo Holdings Inc 20 Horseneck Lane, Greenwich, CT 06830	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.75%	9.40%	10/15/2028		16,604	16,380	16,621	0.32%
Newfold Digital Holdings Group Inc 233 Wilshire Blvd, Suite 800, Santa Monica, CA 90401	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.50%	9.42%	2/10/2028		1,793	1,784	1,762	0.03%
New Era Technology, Inc. 1370 Avenue of the Americas, 10th Floor, New York, NY 10019	Software and Computer Services	First Lien Senior Secured Debt	SF + 6.25%	11.78%	10/31/2026		19,210	19,210	18,705	0.36%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
NWN Corporation 659 South County Trail, Exeter, RI 02822	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—		11/29/2028		7,686	(208)	(208)	0.00%
NWN Corporation 659 South County Trail, Exeter, RI 02822	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.75%	13.14%	11/29/2028		52,087	50,680	50,679	0.98%
Oranje Holdco, Inc . 33 N Garden Ave, Ste 1200, Clearwater, FL 33755	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	2/1/2029		4,657	(99)	(65)	0.00%
Oranje Holdco, Inc. 33 N Garden Ave, Ste 1200, Clearwater, FL 33755	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.50%	12.88%	2/1/2029		33,837	33,121	33,361	0.64%
Peraton Inc . 12975 Worldgate DR, Herndon, VA 20170-6008	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.75%	9.21%	2/1/2028		15,083	14,946	15,139	0.29%
Perforce Software Inc 400 First Avenue North #400, Minneapolis, MN 55401	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.50%	9.86%	7/1/2026		19,700	19,389	19,361	0.37%
Ping Identity Holding Corp . 1001 17th Street, Suite 100, Denver, CO 80202	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	10/17/2028		6,068	(125)	(43)	0.00%
Ping Identity Holding Corp. 1001 17th Street, Suite 100, Denver, CO 80202	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.00%	12.36%	10/17/2029		59,003	57,735	58,658	1.13%
Prism Parent Co., Inc. 21251 Ridgetop Circle, Suite 100, Dulles, VA 20166	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	—	—	9/19/2028		10,833	(189)	108	0.00%
Prism Parent Co., Inc. 21251 Ridgetop Circle, Suite 100, Dulles, VA 20166	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.75%	11.11%	9/19/2028		42,792	42,104	43,220	0.83%
Project Alpha Intermediate Holding, Inc. 211 South Gulph Road Suite 500 King of Prussia, PA 19406	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.75%	10.11%	10/28/2030		15,061	14,767	15,172	0.29%
Project Ruby Ultimate Parent Corp 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.25%	8.72%	3/10/2028		12,258	12,133	12,271	0.24%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Quail Buyer, Inc. 3760 Haven Avenue, Menlo Park, CA 94025	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.25%	10.72%	10/1/2027		7,311	7,216	7,311	0.14%
Riley MergeCo LLC 470 Nevada St, Auburn, CA 95603	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	9/23/2027		304	(5)	(8)	0.00%
Riley MergeCo LLC 470 Nevada St, Auburn, CA 95603	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.50%	10.97%	9/23/2027		1,816	1,789	1,769	0.03%
Smarsh Inc. 851 SW 6TH Ave., Suite 800, Portland, OR 97204	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	SF + 5.75%	11.10%	2/16/2029		4,286	2,078	2,118	0.04%
Smarsh Inc. 851 SW 6TH Ave., Suite 800, Portland, OR 97204	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	2/16/2029		1,071	(16)	(6)	0.00%
Smarsh Inc. 851 SW 6TH Ave., Suite 800, Portland, OR 97204	Software and Computer Services	First Lien Senior Secured Debt	SF + 5.75%	11.10%	2/16/2029		17,143	16,885	17,045	0.33%
TriMech Acquisition Corp. 4461 Cox Road, Suite 302, Glen Allen, VA 23060	Software and Computer Services	1st Lien Senior Secured Revolving Loan	P + 3.75%	12.25%	3/10/2028		3,289	1,601	1,583	0.03%
TriMech Acquisition Corp. 4461 Cox Road, Suite 302, Glen Allen, VA 23060	Software and Computer Services	First Lien Senior Secured Debt	SF + 4.75%	10.25%	3/10/2028		21,331	21,095	20,926	0.40%
TriMech Acquisition Corp. 4461 Cox Road, Suite 302, Glen Allen, VA 23060	Software and Computer Services	First Lien Senior Secured Debt	SN + 4.75%	10.11%	3/10/2028		36,254	43,882	45,565	0.88%
UKG Inc 2250 North Commerce Parkway, Weston, FL 33326	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.25%	8.76%	5/4/2026		9,071	9,030	9,107	0.18%
User Zoom Technologies, Inc. 10 Almaden Blvd, Ste. 250, San Jose, CA 95113	Software and Computer Services	First Lien Senior Secured Debt	SF + 7.00%	12.49%	4/5/2029		18,948	18,647	18,847	0.36%
Zelis Payments Buyer, Inc. 2 Concourse Parkway, Suite 300, Atlanta, GA 30328	Software and Computer Services	First Lien Senior Secured Debt	SF + 3.50%	8.97%	9/30/2026		10,994	10,962	11,029	0.21%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Zendesk Inc 989 Market St, San Francisco, CA 94103	Software and Computer Services	1st Lien Senior Secured Delayed Draw Loan	—	—	11/22/2028		39,321	(678)	31	0.00%
Zendesk Inc 989 Market St, San Francisco, CA 94103	Software and Computer Services	1st Lien Senior Secured Revolving Loan	—	—	11/22/2028		17,940	(293)	—	0.00%
Zendesk Inc 989 Market St, San Francisco, CA 94103	Software and Computer Services	First Lien Senior Secured Debt	SF + 6.25%	11.61%	11/22/2028		161,380	158,763	161,505	3.11%
Altar Bidco Inc 15 Elizabeth Drive, Chelmsford, MA 0182	Technology Hardware and Equipment	First Lien Senior Secured Debt	SF + 3.10%	8.26%	2/1/2029		8,870	8,813	8,871	0.17%
CC WDW Borrower, Inc. 11010 Prairie Lakes Drive, Suite 155, Eden Prairie, MN 55344	Technology Hardware and Equipment	1st Lien Senior Secured Delayed Draw Loan	—	—	1/27/2028		22,837	(533)	(2,435)	-0.05%
CC WDW Borrower, Inc. 11010 Prairie Lakes Drive, Suite 155, Eden Prairie, MN 55344	Technology Hardware and Equipment	1st Lien Senior Secured Revolving Loan	SF + 6.75%	12.25%	1/27/2028		5,122	2,943	2,501	0.05%
CC WDW Borrower, Inc. 11010 Prairie Lakes Drive, Suite 155, Eden Prairie, MN 55344	Technology Hardware and Equipment	First Lien Senior Secured Debt	SF + 6.75%	12.28%	1/27/2028		45,103	44,147	40,293	0.78%
Excelitas Technologies Corp. 200 West Street, 4th Floor East, Waltham, MA 02451	Technology Hardware and Equipment	First Lien Senior Secured Debt	SF + 5.75%	11.23%	8/13/2029		10,030	9,868	9,931	0.19%
Excelitas Technologies Corp. 200 West Street, 4th Floor East, Waltham, MA 02451	Technology Hardware and Equipment	First Lien Senior Secured Debt	E + 5.75%	9.75%	8/13/2029		5,531	5,583	6,045	0.12%
Excelitas Technologies Corp. 200 West Street, 4th Floor East, Waltham, MA 02451	Technology Hardware and Equipment	1st Lien Senior Secured Revolving Loan	SF + 5.75%	11.23%	8/14/2028		3,261	1,950	1,966	0.04%
TechInsights Inc 1891 Robertson Road, Suite 500, Ottawa, ON K2H 5B7, Canada	Technology Hardware and Equipment	1st Lien Senior Secured Delayed Draw Loan	SF + 6.63%	12.13%	11/9/2027		983	968	959	0.02%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
TechInsights Inc 1891 Robertson Road, Suite 500, Ottawa, ON K2H 5B7, Canada	Technology Hardware and Equipment	First Lien Senior Secured Debt	SF + 6.63%	12.13%	11/9/2027		2,552	2,515	2,492	0.05%
Delta Topco, Inc . 3111 Coronado Drive, Santa Clara, CA 95054	Telecommunications Equipment	First Lien Senior Secured Debt	SF + 3.75%	9.12%	12/1/2027		6,882	6,743	6,887	0.13%
Guardian US Holdco LLC 550 West 34th Street, 48th Floor, New York, NY 10001	Telecommunications Equipment	First Lien Senior Secured Debt	SF + 4.00%	9.35%	1/31/2030		7,960	7,819	7,993	0.15%
Directv Financing, LLC 2260 E Imperial Hwy, El Segundo, CA 90245	Telecommunications Service Providers	First Lien Senior Secured Debt	SF + 5.00%	10.65%	8/2/2027		16,365	16,101	16,395	0.32%
Meriplex Communications, LTD 10111 Richmond Avenue, Suite 500 Houston, TX 77042	Telecommunications Service Providers	1st Lien Senior Secured Delayed Draw Loan	SF + 5.00%	10.46%	7/17/2028		4,938	2,890	2,804	0.05%
Meriplex Communications, LTD 10111 Richmond Avenue, Suite 500 Houston, TX 77042	Telecommunications Service Providers	1st Lien Senior Secured Revolving Loan	—		7/17/2028		1,143	(13)	(31)	0.00%
Meriplex Communications, LTD 10111 Richmond Avenue, Suite 500 Houston, TX 77042	Telecommunications Service Providers	First Lien Senior Secured Debt	SF + 5.00%	10.46%	7/17/2028		13,806	13,642	13,430	0.26%
OpenMarket Inc . 35-38 New Bridge St, 5th Floor, London, England EC4V 6BW, United Kingdom	Telecommunications Service Providers	First Lien Senior Secured Debt	SF + 6.25%	11.86%	9/17/2026		4,888	4,816	4,839	0.09%
Radiate Holdco LLC 650 College Rd E Ste 3100, Princeton, NJ 08540	Telecommunications Service Providers	First Lien Senior Secured Debt	SF + 3.25%	8.72%	9/25/2026		14,729	14,684	11,864	0.23%
TA TT Buyer, LLC 730 Third Ave, Suite 21st floor, New York, NY 10017	Telecommunications Service Providers	First Lien Senior Secured Debt	SF + 5.00%	10.35%	4/2/2029		14,812	14,695	14,738	0.28%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Artemis Bidco Limited 200 Maylands Avenue, Hemel Hempstead Industrial Estate, Hemel Hempstead, HP2 7TG, England, United Kingdom	Travel and Leisure	1st Lien Senior Secured Delayed Draw Loan	SN + 6.00%	11.25%	9/8/2028		2,437	308	(39)	0.00%
Artemis Bidco Limited 200 Maylands Avenue, Hemel Hempstead Industrial Estate, Hemel Hempstead, HP2 7TG, England, United Kingdom	Travel and Leisure	First Lien Senior Secured Debt	SN + 6.00%	11.26%	9/8/2028		7,749	10,090	8,669	0.17%
Artemis Bidco Limited 200 Maylands Avenue, Hemel Hempstead Industrial Estate, Hemel Hempstead, HP2 7TG, England, United Kingdom	Travel and Leisure	First Lien Senior Secured Debt	SN + 6.00%	11.26%	9/8/2028		4,509	5,906	5,045	0.10%
Artemis Bidco Limited 200 Maylands Avenue, Hemel Hempstead Industrial Estate, Hemel Hempstead, HP2 7TG, England, United Kingdom	Travel and Leisure	First Lien Senior Secured Debt	SN + 6.00%	11.30%	9/8/2028		4,676	6,117	5,232	0.10%
Canoe Bidco Pty Limited 616 St Kilda Road, Melbourne, VIC 3004, Australia	Travel and Leisure	1st Lien Senior Secured Delayed Draw Loan	B + 5.50%	9.92%	5/20/2026		31,969	21,202	21,784	0.42%
Canoe Bidco Pty Limited 616 St Kilda Road, Melbourne, VIC 3004, Australia	Travel and Leisure	First Lien Senior Secured Debt	B + 5.50%	9.92%	5/20/2026		137,468	95,483	93,671	1.81%
Fertitta Entertainment LLC 1510 West Loop South, Houston, TX 77027	Travel and Leisure	First Lien Senior Secured Debt	SF + 4.00%	9.36%	1/27/2029		13,182	12,741	13,205	0.25%
Havila Kystruten Operations AS Mjølstadnesvegen 6092 Fosnavåg, Norway	Travel and Leisure	First Lien Senior Secured Debt	E + 9.50% (incl 3.50% PIK)	13.44%	7/27/2026		18,785	20,835	20,881	0.40%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)		Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Havila Kystruten Operations AS Mjølstadnesvegen 6092 Fosnavåg, Norway	Travel and Leisure	First Lien Senior Secured Debt	E + 9.50% (incl 3.50% PIK)	13.44%		10/26/2024		3,683	4,085	4,076	0.08%
IRB Holding Corp. Three Glenlake Parkway, Northeast, Atlanta, GA 30328	Travel and Leisure	First Lien Senior Secured Debt	SF + 3.00%	8.46%		12/15/2027		9,899	9,667	9,927	0.19%
Travel Leaders Group, LLC Travel Leaders 3033 Campus Drive, Suite W320, Plymouth, MN 55441	Travel and Leisure	First Lien Senior Secured Debt	SF + 8.50% (incl 3.00% PIK)	13.96%		3/27/2028		137,128	134,227	139,704	2.69%
Southern Graphics Inc. 626 West Main Street Suite 400 Louisville, KY 40202	Industrial Support Services	First Lien Senior Secured Debt	SF + 7.50% PIK			5/1/2028		5,682	5,533	5,682	0.11%
Asurion Corporation 1101 Church St, Nashville, TN 37203	Consumer Services	Second Lien Senior Secured Debt	SF + 5.25%	10.72%		1/31/2028		4,132	4,092	3,949	0.08%
Charlotte Buyer Inc 500 West Main Street, Louisville, KY 40202	Health Care Providers	Second Lien Senior Secured Debt	SF + 8.25%	13.61%		8/11/2028		10,000	9,433	9,744	0.19%
Galaxy US Opco Inc. 7 More London Riverside, London, SE1 2RT, United Kingdom	Industrial Support Services	Second Lien Senior Secured Debt	SF + 8.25%	13.63%		4/29/2030		9,000	8,812	7,765	0.15%
Cloud Software Group Inc 851 W Cypress Creek Rd, Fort Lauderdale, FL 33309	Software and Computer Services	Second Lien Senior Secured Debt	—	9.00%		9/30/2029		19,666	15,951	18,750	0.36%
UKG Inc 2250 North Commerce Parkway, Weston, FL 33326	Software and Computer Services	Second Lien Senior Secured Debt	SF + 5.25%	10.76%		5/3/2027		24,852	24,613	24,947	0.48%
Southern Graphics Inc. (4)(12)(16)(17) 626 West Main Street Suite 400 Louisville, KY 40202	Industrial Support Services	Second Lien Senior Secured Debt	SF + 7.50% PIK			10/30/2028		1,932	1,881	1,932	0.04%
Wildcat Car Wash Holdings, LLC 888 7th Avenue, 37th Floor New York, New York 10106	Consumer Services	Unsecured Debt	15.00% PIK	15.00	% PIK	7/16/2029		13,390	13,390	13,390	0.26%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)		Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
VetCor Group Holdings LLC 141 Longwater Dr, Suite 108, Norwell, MA 02061	Health Care Providers	Unsecured Debt	13.75% PIK	13.75	% PIK	9/3/2030		282	277	256	0.00%
VetCor Group Holdings LLC 141 Longwater Dr, Suite 108, Norwell, MA 02061	Health Care Providers	Unsecured Debt	14.75% PIK	14.75	% PIK	9/3/2030		239	233	227	0.00%
VetCor Group Holdings LLC 141 Longwater Dr, Suite 108, Norwell, MA 02061	Health Care Providers	Unsecured Debt	13.75% PIK	13.75	% PIK	9/3/2030		894	878	812	0.02%
DCA Acquisition Holdings LLC 6240 Lake Osprey Dr, Sarasota, FL 34240	Medical Equipment and Services	Unsecured Debt	13.13% PIK	13.13	% PIK	12/28/2032		99	97	93	0.00%
DCA Acquisition Holdings LLC 6240 Lake Osprey Dr, Sarasota, FL 34240	Medical Equipment and Services	Unsecured Debt	13.13% PIK	13.13	% PIK	12/28/2032		178	173	168	0.00%
DCA Acquisition Holdings LLC 6240 Lake Osprey Dr, Sarasota, FL 34240	Medical Equipment and Services	Unsecured Debt	13.13% PIK	13.13	% PIK	12/28/2032		1,046	1,029	990	0.02%
Alliant Holdings Intermediate LLC / Alliant Holdings Co-Issuer 18100 Von Karman Avenue, 10th Floor, Irvine, CA 92612	Non-life Insurance	Unsecured Debt	—	6.75%		10/15/2027		6,255	5,752	6,207	0.12%
CCO Holdings LLC / CCO Holdings Capital Corp 400 Washington Blvd., Stamford, CT 06902	Telecommunications Service Providers	Unsecured Debt	—	5.50%		5/1/2026		7,000	7,072	6,958	0.13%
ALM 2020 Ltd C/O MaplesFS Limited, PO Box 1093, Queensgate House, George Town, KY1-1102, Cayman Islands	Structured Finance	Structured Finance investments	SF + 6.26%	11.66%		10/15/2029		3,330	3,037	3,297	0.06%
AMMC CLO 21 LTD PO Box 1093, Queensgate House, South Church Street, George Town, KY1-1102, Cayman Islands	Structured Finance	Structured Finance investments	SF + 3.10%	8.74%		11/2/2030		2,150	1,927	2,112	0.04%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
AMMC CLO 21 LTD PO Box 1093, Queensgate House, South Church Street, George Town, KY1-1102, Cayman Islands	Structured Finance	Structured Finance investments	SF + 6.76%	12.14%	11/2/2030		4,126	3,665	3,840	0.07%
Carlyle Global Market Strategies C/O Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, KY1-9008, Cayman Islands	Structured Finance	Structured Finance investments	SF + 5.40%	11.08%	10/20/2027		1,750	1,531	1,676	0.03%
Carlyle Global Market Strategies C/O Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, KY1-9008, Cayman Islands	Structured Finance	Structured Finance investments	L + 5.40%	11.05%	7/27/2031		1,200	940	1,044	0.02%
Catskill Park CLO Ltd 190 Elgin Avenue, Grand Cayman, George Town, KY1-9005, Cayman Islands	Structured Finance	Structured Finance investments	SF + 6.26%	11.68%	4/20/2029		1,350	1,230	1,287	0.02%
CENT CLO 16, L.P. PO Box 1093, Queensgate House, Grand Cayman, George Town, KY1-1102, Cayman Islands	Structured Finance	Structured Finance investments	SF + 8.07%	13.47%	7/24/2034		3,000	2,823	2,773	0.05%
Dryden 108 CLO Ltd 2nd Floor Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, JE2 3QB, Jersey	Structured Finance	Structured Finance investments			7/18/2035		2,900	2,291	1,891	0.04%
Marble Point CLO XI Ltd c/o Ocorian Trust (Cayman) Limited, Windward 3, Regatta Office Park, PO Box 1350, George Town, KY1-1108, Cayman Islands	Structured Finance	Structured Finance investments	SF + 3.06%	8.46%	12/18/2030		1,850	1,568	1,696	0.03%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Monroe Capital MML CLO XIV LLC c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, US-DE 19801	Structured Finance	Structured Finance investments	SF + 10.02%	15.42%	10/24/2034		2,500	2,341	2,446	0.05%
OCP CLO 2017-14 Ltd /o Ocorian Trust (Cayman) Limited, Windward 3, Regatta Office Park, PO Box 1350, George Town, KY1-1108, Cayman Islands	Structured Finance	Structured Finance investments	SF + 6.80%	12.19%	1/15/2033		1,469	1,289	1,458	0.03%
Shackleton 2019-XV CLO Ltd C/O Walkers Fiduciary Limited, 190 Elgin Avenue, Grand Cayman, George Town, KY1-9008, Cayman Islands	Structured Finance	Structured Finance investments	SF + 6.66%	12.32%	1/15/2032		3,000	2,648	2,905	0.06%
Silver Creek CLO Ltd PO Box 1093, Queensgate House, South Church Street, George Town, KY1-1102, Cayman Islands	Structured Finance	Structured Finance investments	SF + 5.62%	11.30%	7/20/2030		2,000	1,802	1,988	0.04%
Voya CLO Ltd PO Box 1093, Queensgate House, South Church Street, George Town, KY1-1102, Cayman Islands	Structured Finance	Structured Finance investments	SF + 3.81%	9.21%	4/17/2030		1,500	1,335	1,455	0.03%
CG Parent Intermediate Holdings, Inc. 399 S Spring Ave, 108 St Louis, Missouri 63110	Consumer Services	Preferred Equity					2	1,940	1,970	0.04%
Club Car Wash Preferred, LLC 1591 East Prathersville Road, Columbia, MO 65201	Consumer Services	Preferred Equity					8,817	2,784	2,784	0.05%
Rapid Express Preferred, LLC 12055 Farm to Market Rd 2154, College Station, TX 77845	Consumer Services	Preferred Equity					2,784	928	928	0.02%

Name and Address of Portfolio Company (1)	Industry	Investment Type	Reference Rate and Spread (2)	Interest Rate (2)		Maturity Date	% of Class Held at 12/31/23	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Club Car Wash Preferred, LLC 1591 East Prathersville Road, Columbia, MO 65201	Consumer Services	Preferred Equity		15.00	% PIK			10,313	10,313	10,313	0.20%
Rapid Express Preferred, LLC 12055 Farm to Market Rd 2154, College Station, TX 77845	Consumer Services	Preferred Equity		15.00	% PIK			4,770	4,770	4,770	0.09%
IP Operating Portfolio I, LLC 9450 SW Gemini Drive PMB #68743, Beaverton, OR 97008	Electricity	Equity and other investments						3	68	199	0.00%
Eagle LNG Partners Jacksonville II LLC 2445 Technology Forest Blvd, Suite 500 The Woodlands, TX 77381	Gas, Water and Multi-utilities	Equity and other investments						—	—	—	0.00%
BCPE VIRGINIA HOLDCO, INC. 1676 International Drive Suite 800 McLean, VA 22102	Industrial Support Services	Preferred Equity						2,000	1,960	1,973	0.04%
OneTeam Partners, LLC 1901 L Street, NW 7th Floor, Washington, DC 20036	Media	Preferred Equity		8.00%				1,000	1,000	1,132	0.02%
Picard Holdco, Inc. 851 Cypress Creek Road, Fort Lauderdale, FL 33309	Software and Computer Services	Preferred Equity						304	295	343	0.01%
Picard Holdco, Inc. 851 Cypress Creek Road, Fort Lauderdale, FL 33309	Software and Computer Services	Preferred Equity						30	30	34	0.00%
Southern Graphics Holdings LLC 626 West Main Street Suite 400 Louisville, KY 40202	Industrial Support Services	Equity and other investments						274	2,333	2,333	0.04%
SLF V AD1 Holdings, LLC 1955 Harrison St #200 Hollywood, FL 33020	Travel and Leisure	Equity and other investments						10,101	9,892	9,877	0.19%
ULTRA III, LLC 40 West 57th Street, New York, NY 10019	Investments in joint ventures	Equity and other investments						125,513	125,513	124,003	2.39%
									9,203,801	9,289,410	179.15%

(1)
Unless otherwise indicated, issuers of debt and equity investments held by the Fund (which such term “Fund” shall include the Fund’s consolidated subsidiaries for purposes of this table) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments and the number of shares or units owned is presented for equity investments. Each of the Fund’s investments is pledged as collateral under its credit facilities unless otherwise indicated.

(2)
The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate (“LIBOR” or “L”), Prime Rate (“Prime” or “P”), Sterling Overnight Index Average (“SONIA” or “SN”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR” or “SF”) or Bank Bill Swap Rate (“BBSW” or “B”) which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR, Prime, SONIA, SOFR, or BBSW and the current contractual interest rate in effect at December 31, 2023. Certain investments are subject to a LIBOR, Prime, or SOFR interest rate floor, or rate cap. Certain investments contain a Payment-in-Kind (“PIK”) provision. SOFR based contracts may include a credit spread adjustment, which is included within the stated all-in interest rate, if applicable, that is charged in addition to the base rate and the stated spread.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the Adviser as the Company’s valuation designee, subject to the oversight of the Board of Trustees (the “Board”) (see Note 2 and Note 5 to the consolidated financial statements included elsewhere in this prospectus), pursuant to the Fund’s valuation policy.

(5)
The investment is not a qualifying asset, in whole or in part, under Section 55(a) of the 1940 Act. The Fund may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Fund’s total assets. As of December 31, 2023, non-qualifying assets represented 16.4% of total assets as calculated in accordance with regulatory requirements.

(6)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Fund’s unfunded commitments:

Investments–non–controlled/non–affiliated	Commitment Type	Unfunded Commitment	Fair Value
Zendesk Inc	1st Lien Senior Secured Delayed Draw Loan	$39,321	$31
Coding Solutions Acquisition, Inc.	1st Lien Senior Secured Delayed Draw Loan	34,900	(734)
WP CPP Holdings, LLC	1st Lien Senior Secured Revolving Loan	26,285	(648)
CC WDW Borrower, Inc.	1st Lien Senior Secured Delayed Draw Loan	22,837	(2,435)
Plasma Buyer LLC	1st Lien Senior Secured Delayed Draw Loan	22,070	(846)
Bamboo US BidCo LLC	1st Lien Senior Secured Revolving Loan	21,254	(543)
Esdec Solar Group B.V.	1st Lien Senior Secured Delayed Draw Loan	18,968	(164)
Zendesk Inc	1st Lien Senior Secured Revolving Loan	17,940	–
United Musculoskeletal Partners Acquisition Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	17,374	(534)

Investments–non–controlled/non–affiliated	Commitment Type	Unfunded Commitment	Fair Value
2080 Media, Inc.	1st Lien Senior Secured Delayed Draw Loan	16,751	(92)
Sugar PPC Buyer LLC	1st Lien Senior Secured Delayed Draw Loan	16,541	(359)
Bamboo US BidCo LLC	1st Lien Senior Secured Delayed Draw Loan	14,405	(366)
Club Car Wash Operating, LLC	1st Lien Senior Secured Delayed Draw Loan	13,977	(85)
2080 Media, Inc.	1st Lien Senior Secured Revolving Loan	13,795	(83)
Sequa Corp	1st Lien Senior Secured Revolving Loan	13,676	(135)
Atlas Intermediate III, L.L.C.	1st Lien Senior Secured Revolving Loan	13,445	(327)
E.S.G. Movilidad, S.L.U.	1st Lien Senior Secured Delayed Draw Loan	12,414	(86)
Formerra, LLC	1st Lien Senior Secured Revolving Loan	12,031	(117)
Coretrust Purchasing Group LLC	1st Lien Senior Secured Revolving Loan	11,656	–
SimpliSafe Holding Corporation	1st Lien Senior Secured Delayed Draw Loan	11,078	(71)
Summit Acquisition Inc.	1st Lien Senior Secured Delayed Draw Loan	10,961	(126)
Prism Parent Co., Inc.	1st Lien Senior Secured Delayed Draw Loan	10,833	108
Coretrust Purchasing Group LLC	1st Lien Senior Secured Delayed Draw Loan	10,736	58
Radwell Parent, LLC	1st Lien Senior Secured Revolving Loan	10,617	–
Denali Bidco Limited	1st Lien Senior Secured Delayed Draw Loan	10,296	(120)
CD&R Madison UK Bidco LTD	1st Lien Senior Secured Delayed Draw Loan	10,039	(212)
Dolcetto HoldCo S.P.A.	1st Lien Senior Secured Delayed Draw Loan	9,273	(60)
Cadence - Southwick, Inc.	1st Lien Senior Secured Revolving Loan	8,280	(117)
PPV Intermediate Holdings, LLC	1st Lien Senior Secured Revolving Loan	8,145	(52)
Planet US Buyer LLC	1st Lien Senior Secured Revolving Loan	8,024	(148)
NWN Corporation	1st Lien Senior Secured Revolving Loan	7,686	(208)
Captive Resources Midco LLC	1st Lien Senior Secured Revolving Loan	7,558	–
Higginbotham Insurance Agency, Inc.	1st Lien Senior Secured Delayed Draw Loan	7,515	(83)
Circana Group, LP.	1st Lien Senior Secured Revolving Loan	7,399	(52)
Coupa Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	7,123	(99)
Coding Solutions Acquisition, Inc.	1st Lien Senior Secured Revolving Loan	7,069	(125)
Camin Cargo Control Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,923	(154)
Camin Cargo Control Holdings, Inc.	1st Lien Senior Secured Revolving Loan	6,923	(154)
Frontgrade Technologies Holdings Inc.	1st Lien Senior Secured Revolving Loan	6,864	(94)
Summit Acquisition Inc.	1st Lien Senior Secured Revolving Loan	6,685	(85)
Trupanion, Inc.	1st Lien Senior Secured Revolving Loan	6,576	(109)
Accession Risk Management Group, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,554	–

Investments–non–controlled/non–affiliated	Commitment Type	Unfunded Commitment	Fair Value
Advarra Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,340	63
Avalara, Inc.	1st Lien Senior Secured Revolving Loan	6,324	(45)
Plasma Buyer LLC	1st Lien Senior Secured Revolving Loan	6,306	(216)
Coupa Holdings, LLC	1st Lien Senior Secured Revolving Loan	6,211	(89)
More Cowbell II, LLC	1st Lien Senior Secured Revolving Loan	6,189	(127)
Gusto Aus Bidco Pty Ltd	1st Lien Senior Secured Delayed Draw Loan	6,083	(65)
Ping Identity Holding Corp.	1st Lien Senior Secured Revolving Loan	6,068	(43)
Club Car Wash Preferred, LLC	Preferred Equity	6,033	–
Artisan Bidco, Inc.	1st Lien Senior Secured Revolving Loan	6,000	(146)
Spirit RR Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	5,986	(83)
Arcfield Acquisition Corp	1st Lien Senior Secured Revolving Loan	5,687	(228)
Cube Industrials Buyer, Inc.	1st Lien Senior Secured Revolving Loan	5,664	(82)
More Cowbell II, LLC	1st Lien Senior Secured Delayed Draw Loan	5,484	(111)
Certinia Inc.	1st Lien Senior Secured Revolving Loan	5,449	(96)
123Dentist Inc	1st Lien Senior Secured Delayed Draw Loan	5,441	(55)
Integrity Marketing Acquisition LLC	1st Lien Senior Secured Delayed Draw Loan	5,419	(40)
Royal Buyer, LLC	1st Lien Senior Secured Revolving Loan	5,367	–
Specialty Ingredients, LLC	1st Lien Senior Secured Revolving Loan	5,357	(55)
Alera Group, Inc.	1st Lien Senior Secured Delayed Draw Loan	5,196	(51)
International Entertainment Investments Ltd	1st Lien Senior Secured Delayed Draw Loan	5,080	(66)
Spanx, LLC	1st Lien Senior Secured Revolving Loan	5,000	–
Enverus Holdings Inc	1st Lien Senior Secured Revolving Loan	4,913	(73)
Showtime Acquisition, L.L.C.	1st Lien Senior Secured Revolving Loan	4,711	(87)
Oranje Holdco, Inc.	1st Lien Senior Secured Revolving Loan	4,657	(65)
Daphne S.P.A.	1st Lien Senior Secured Delayed Draw Loan	4,392	(242)
Spotless Brands, LLC	1st Lien Senior Secured Revolving Loan	4,057	–
Pareto Health Intermediate Holdings, Inc.	1st Lien Senior Secured Revolving Loan	4,032	(61)
MB2 Dental Solutions, LLC	1st Lien Senior Secured Delayed Draw Loan	4,007	(11)
Royal Buyer, LLC	1st Lien Senior Secured Delayed Draw Loan	3,758	38
ASDAM Operations Pty Ltd	1st Lien Senior Secured Delayed Draw Loan	3,694	(132)
Showtime Acquisition, L.L.C.	1st Lien Senior Secured Delayed Draw Loan	3,657	(68)
Enverus Holdings Inc	1st Lien Senior Secured Delayed Draw Loan	3,229	(48)
Spirit RR Holdings, Inc.	1st Lien Senior Secured Revolving Loan	3,221	(44)
Pinnacle Fertility, Inc.	1st Lien Senior Secured Delayed Draw Loan	3,125	(19)

Investments–non–controlled/non–affiliated	Commitment Type	Unfunded Commitment	Fair Value
Artemis Bidco Limited	1st Lien Senior Secured Delayed Draw Loan	2,765	(338)
Galway Borrower LLC	1st Lien Senior Secured Revolving Loan	2,216	(15)
Smarsh Inc.	1st Lien Senior Secured Delayed Draw Loan	2,143	(12)
CPI Buyer, LLC	1st Lien Senior Secured Revolving Loan	2,115	(5)
CC WDW Borrower, Inc.	1st Lien Senior Secured Revolving Loan	2,074	(221)
Meriplex Communications, LTD	1st Lien Senior Secured Delayed Draw Loan	1,999	(54)
Rapid Express Preferred, LLC	Preferred Equity	1,856	–
IG Investments Holdings, LLC	1st Lien Senior Secured Revolving Loan	1,726	(12)
TriMech Acquisition Corp.	1st Lien Senior Secured Revolving Loan	1,645	(31)
IXM Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	1,638	(24)
IXM Holdings, Inc.	1st Lien Senior Secured Revolving Loan	1,584	(24)
Excelitas Technologies Corp.	1st Lien Senior Secured Revolving Loan	1,261	(13)
Calabrio, Inc.	1st Lien Senior Secured Revolving Loan	1,152	(3)
BradyIFS Holdings, LLC	1st Lien Senior Secured Revolving Loan	1,150	(11)
Meriplex Communications, LTD	1st Lien Senior Secured Revolving Loan	1,143	(31)
Braya Renewable Fuels (Newfoundland) LP	1st Lien Senior Secured Delayed Draw Loan	1,139	(22)
BradyIFS Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	1,128	(11)
Smarsh Inc.	1st Lien Senior Secured Revolving Loan	1,071	(6)
NBG Acquisition Corp.	1st Lien Senior Secured Revolving Loan	1,019	(23)
Patriot Growth Insurance Services LLC	1st Lien Senior Secured Revolving Loan	822	(3)
DS Admiral Bidco, LLC	1st Lien Senior Secured Revolving Loan	773	(6)
ERC Topco Holdings, LLC	1st Lien Senior Secured Revolving Loan	567	(73)
Integrity Marketing Acquisition LLC	1st Lien Senior Secured Revolving Loan	472	(3)
Accession Risk Management Group, Inc.	1st Lien Senior Secured Revolving Loan	467	(5)
Bottomline Technologies, Inc.	1st Lien Senior Secured Revolving Loan	385	–
Riley MergeCo LLC	1st Lien Senior Secured Revolving Loan	304	(8)
Nexus Intermediate III, LLC	1st Lien Senior Secured Delayed Draw Loan	300	–
Arc Media Holdings Limited	1st Lien Senior Secured Revolving Loan	277	(14)
Time Manufacturing Holdings, LLC	1st Lien Senior Secured Revolving Loan	273	(14)
Associations Inc.	1st Lien Senior Secured Revolving Loan	261	–

Total		$760,659	$(12,755)

(7)	There are no interest rate floors on these investments.
(8)	The interest rate floor on these investments as of December 31, 2023 was 0.50%.
(9)	The interest rate floor on these investments as of December 31, 2023 was 0.75%.
(10)	The interest rate floor on these investments as of December 31, 2023 was 1.00%.
(11)	The interest rate floor on these investments as of December 31, 2023 was 1.25%
(12)	The interest rate floor on these investments as of December 31, 2023 was 1.50%
(13)	The interest rate floor on these investments as of December 31, 2023 was 1.75%.
(14)	The interest rate floor on these investments as of December 31, 2023 was 2.00%.
(15)	The interest rate floor on these investments as of December 31, 2023 was 2.50%.
(16)	Loan was on non-accrual status as of December 31, 2023.

MANAGEMENT OF THE FUND
Board
Our business and affairs are managed under the direction of our Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, oversight of our investment valuation process, oversight of our financing arrangements and corporate governance activities. Our Board consists of six members, four of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board. We refer to these individuals as our Independent Trustees. Our Board elects our executive officers, who serve at the discretion of the Board.
Trustees
Information regarding the Board is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
Interested Trustees

Michael Patterson	1974	Trustee and Chief Executive Officer	Since 2021	Governing Partner of HPS and the Portfolio Manager for the Specialty Loan Funds and Core Senior Lending Funds.	Trustee, HPS Corporate Capital Solutions Fund (2023-Present).

Grishma Parekh	1980	Trustee and President	Since 2021	Managing Director at HPS and Co-Head of North American Core Senior Lending (2020 –present); Partner at the Carlyle Group in Direct Lending.	Trustee, HPS Corporate Capital Solutions Fund (2023-Present).

Independent Trustees

Randall Lauer	1959	Trustee	Since 2021
Head of Institutional Sales and Business Development at Academy Securities, Inc. (2022-Present); Managing Director at Citigroup, Head of Institutional Markets Sales – Midwest Region (2012-2021) and Head of Securitized Product Sales – North America (2018-2019).

Trustee, HPS Corporate Capital Solutions Fund (2023-Present); Trustee, Silent Falcon UAS Technologies (2021-Present); Trustee, Lake Forest College (2016-Present); Trustee, St. John’s Northwestern Academies (2018-Present).

Robin Melvin	1963	Trustee	Since 2021	Director, Bank of New York Mellon Family of Funds (1995-Present); Co-Chair of Mentor Illinois (2014 – 2020).	Trustee, HPS Corporate Capital Solutions Fund (2023-Present); Director, Bank of New York Mellon Family of (1995-Present); Director, Northwestern Memorial Hospital Board of Directors (2023-Present)

Donna Milia	1974	Trustee	Since February 2023	Senior Advisor of Galaxy Digital (TSX: GLXY) (2019-2022); Chief Financial Officer of Galaxy Digital (2017-2019).	Trustee, HPS Corporate Capital Solutions Fund (2023-Present).

Robert Van Dore	1959	Trustee	Since 2021	Partner at Deloitte & Touche LLP (1981-2021).	Trustee, HPS Corporate Capital Solutions Fund (2023-Present).

The address for each trustee is c/o HPS Corporate Lending Fund, 40 West 57 th
Street, 33
rd
Floor, New York, NY 10019. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of trustees serving staggered terms of three years each.
Executive Officers Who are Not Trustees
Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years
Robert Busch	1982	Chief Financial Officer and Principal Accounting Officer	Since 2022	Managing Director at HPS (2022 – present); Managing Director of Blackstone Credit and Chief Accounting Officer and Treasurer of various Blackstone funds.

Gregory MacCordy	1953	Chief Compliance Officer	Since 2021	Director at ACA Group.

Yoohyun K. Choi	1971	Secretary	Since 2021	General Counsel and a Managing Director at HPS.

Tyler Thorn	1978	Assistant Secretary	Since 2021	Managing Director and Attorney at HPS.
The address for each executive officer is c/o HPS Advisors, LLC, 40 West 57 th
Street, 33
rd
Floor New York, NY 10019.
Biographical Information
The following is information concerning the business experience of our Board and executive officers. Our Trustees have been divided into two groups—Interested Trustees and Independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.
Interested Trustees
Michael Patterson,
Trustee and
Chief Executive Officer.
Mr. Patterson is a Governing Partner of HPS where he leads the Direct Lending platform. He serves on the Investment Committee and is the Portfolio Manager for the Specialty Loan Funds and the Core Senior Lending Funds and the Chairman and CEO of the Fund. Mr. Patterson joined HPS at its inception in 2007, establishing the European business before returning to the United States in 2009. Before joining HPS, Mr. Patterson was with Silver Point Capital in the U.S. and Europe and the Goldman Sachs Principal Investing Area in New York. Prior to his investing career, Mr. Patterson served as an officer in the United States Navy. He serves on the Dean’s Advisory Council for the Radcliffe Institute of Advanced Studies at Harvard. Mr. Patterson holds an AB in Applied Mathematics from Harvard College and an MBA from Stanford University’s Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Patterson joined the Board of the Fund in August 2021. Mr. Patterson also serves as an Interested Trustee on the Board of HPS Corporate Capital Solutions Fund.
Grishma Parekh,
Trustee and President
. Ms. Parekh is a Managing Director at HPS and
Co-Head
of North American Core Senior Lending. Prior to joining HPS in 2020, Ms. Parekh spent over twelve years as a Partner and Managing Director at The Carlyle Group. During her tenure at The Carlyle Group, Ms. Parekh was a founding member of the Direct Lending platform, served as Head of Origination for Illiquid Credit, and was a member of the investment committee for the Direct Lending business. Prior to joining The Carlyle Group in

2007, Ms. Parekh was an Investment Banking Associate at JPMorgan where she was responsible for originating, structuring and executing high yield bond and leveraged loan transactions. Ms. Parekh holds a BS in Finance and Information Systems from the Stern School of Business at New York University. Ms. Parekh joined the Board of the Fund in August 2021. Ms. Parekh also serves as an Interested Trustee on the Board of HPS Corporate Capital Solutions Fund.
Independent Trustees
Randall Lauer,
Trustee
.

Mr. Lauer is the Head of Institutional Sales and Business Development at Academy Securities, Inc. Prior to joining Academy Securities, Inc. in 2022, Mr. Lauer was formerly a Managing Director at Citigroup, where he served from August 1988 until May 2021. During that time, Mr. Lauer held numerous leadership roles across all of Institutional Sales and Trading, including Head of Institutional Markets Sales for the Midwest Region from 2012 to 2021 and Head of Securitized Product Sales for North America from 2018 to 2019. Mr. Lauer has extensive experience with a wide range of fixed income and equity products, including structured credit and all securitized markets. Prior to joining Citigroup, Mr. Lauer was an officer in the United States Marine Corps, where he held leadership billets ranging from platoon commander to company commander and served overseas deployments in Okinawa, Japan, the Republic of South Korea, the Philippine Islands, and Thailand. Mr. Lauer currently serves as a Trustee for Lake Forest College, St. John’s Northwestern Academies and Silent Falcon UAS Technologies. Mr. Lauer holds a BA from Lake Forest College and an MBA from the Kellogg School at Northwestern University. Mr. Lauer joined the Board of the Fund in August 2021. Mr. Lauer also serves as an Independent Trustee on the Board of HPS Corporate Capital Solutions Fund.
Robin Melvin,
Trustee
. Ms. Melvin served as the head of the Boisi Family Office and Director of the Boisi Family Foundation from 1994 to 2012. In this capacity, Ms. Melvin acted as the primary interface with all investment managers, legal advisors and other service providers to the family and managed the private foundation’s philanthropic efforts, which focused on support for organizations serving the needs of youth from disadvantaged circumstances. From 1992 to 2005, Ms. Melvin helped to build and held various leadership positions with MENTOR, a national non-profit
youth mentoring advocacy organization. Prior to that Ms. Melvin was an investment banker at Goldman, Sachs & Co. Ms. Melvin is a Board Member of the Bank of New York Mellon Family of Funds, where she is Chairman of the Compensation Committee, Chairman of the Nominating Committee and serves on the Audit Committee for three of the four fund clusters. She is also a member of the Governance Committee for the fund complex. Ms. Melvin also serves as a Director on the Northwestern Memorial Hospital Board of Directors. Ms. Melvin previously served as a Trustee of Westover School and Chair of the Head Search Committee and Chair of the Finance Committee until June 30, 2023. Ms. Melvin holds an AB from Harvard College and an MBA from Harvard Business School. Ms. Melvin joined the Board of the Fund in August 2021. Ms. Melvin also serves as an Independent Trustee on the Board of HPS Corporate Capital Solutions Fund.
Donna Milia
,
Truste
e. Ms. Milia served as a Senior Advisor of Galaxy Digital (TSX: GLXY) from 2019 to 2022. From 2017 to 2019, she served as the Chief Financial Officer of Galaxy Digital. In this capacity, Ms. Milia created and built the accounting and reporting infrastructure, operations, accounting policy, public reporting documents and internal control environment and ultimately took the company public on TSX Venture Exchange in 2018. Prior to joining Galaxy Digital, she was a Managing Director at Blackrock responsible for the Finance, Tax, and Accounting Groups since 2005 and served as the Chief Financial Officer and Treasurer of BlackRock Capital Investment Corporation, a publicly-listed business development company (NASDAQ: BKCC) from 2015 to 2017. Prior to BlackRock, she spent six years at The Millburn Corporation in the Accounting Group and three years as an auditor with Grant Thornton LLP. Ms. Milia brings extensive accounting and audit knowledge to the Board and is an Audit Committee Financial Expert, as defined by the Securities and Exchange Commission. She holds a B.S. in Accounting from Lehigh University and is a CPA. Ms. Milia joined the Board of the Fund in February 2023.

Ms. Milia also serves as an Independent Trustee on the Board of HPS Corporate Capital Solutions Fund.

Robert Van Dore,
Trustee
.

Mr. Van Dore was formerly a Partner at Deloitte & Touche LLP (“Deloitte”), where he worked from June 1981 until he retired in June 2021. From 2001 until his retirement, Mr. Van Dore served as the New England Professional Practice Director with responsibility for all accounting and audit technical matters within the region. During his tenure at Deloitte, Mr. Van Dore managed large engagements for, and provided audit services to, some of the firm’s largest clients throughout the United States and Europe. His work spanned multiple industries, including manufacturing, distribution, retail and technology. Mr. Van Dore brings extensive accounting and audit knowledge to the Board and is an Audit Committee Financial Expert, as defined by the Securities and Exchange Commission. Mr. Van Dore holds a BA from Williams College and an MS in Accounting from the Stern Graduate School of Business at New York University. Mr. Van Dore joined the Board of the Fund in August 2021. Mr. Van Dore also serves as an Independent Trustee on the Board of HPS Corporate Capital Solutions Fund.
Executive Officers Who are not Trustees
Robert Busch,
Chief Financial Officer and Principal Accounting Officer.
Mr. Busch is a Managing Director at HPS. Prior to joining HPS in 2022, Mr. Busch was a Managing Director at Blackstone Credit (“BXC”) where he served as Chief Accounting Officer and Treasurer of BXC’s non-traded
business development company, Blackstone Private Credit Fund, and publicly-traded BDC, Blackstone Secured Lending Fund, as well as the Chief Financial Officer and Treasurer of three BXC publicly listed closed end funds and an interval fund. Prior to BXC, Mr. Busch was a Senior Vice President at Fifth Street Asset Management where he held various roles within finance, accounting and financial reporting for the firm’s publicly traded BDCs and alternative asset manager. In addition, Mr. Busch was an Audit Manager at Deloitte & Touche LLP serving clients in various industries, including alternative asset management and real estate. Mr. Busch is a Certified Public Accountant in the state of New York and received a Bachelor’s Degree in Business Administration with a concentration in Accounting from Boston University’s Questrom School of Business where he graduated cum laude.
Gregory MacCordy,
Chief Compliance Officer.
Mr. MacCordy

is a Director at ACA Group serving as outsourced chief compliance officer for multiple registered investment advisers and companies. He has over 30 years of regulatory and financial services experience. Most recently, Mr. MacCordy worked at the SEC, where he was an Industry Expert and Specialized Compliance Examiner in the Asset Management Unit (Enforcement Division), and conducted enforcement investigations of investment companies, investment advisers and mutual funds, and also worked with the SEC’s Office of Compliance Inspection and Examination (OCIE). Mr. MacCordy began his career as a Special Agent with the Federal Bureau of Investigation where he conducted financial and counter-intelligence investigations. Mr. MacCordy also worked at TIAA for 18 years, where he built and managed a $13 billion portfolio of global fixed income and direct credit lending, and developed the risk and compliance program policies and procedures for the investment team. Following TIAA, Mr. MacCordy worked at a multi-strategy hedge fund, where he was co-chair
of the investment committee and managed investment compliance. He also worked at a FINRA registered broker-dealer conducting client and new transaction due diligence and consulting for banks in credit compliance for mortgage and RMBS products. Mr. MacCordy graduated from the University of Missouri with a BS and BA in Accounting, and from New York University Stern School of Business with an MBA in Finance.
Yoohyun (Kathy) Choi,
Secretary.
Ms. Choi is the General Counsel and a Managing Director of HPS. Previously, Ms. Choi was the General Counsel of Highbridge Capital Management (“HCM”) and HPS. Ms. Choi joined HCM in 2006 and became General Counsel of HCM and HPS in 2012. Prior to joining HCM, Ms. Choi was an Attorney at Arnold & Porter LLP’s Investment Management Group, where she specialized in advising asset management firms on all aspects of fund structuring and formation, regulatory matters and matters relating to investor communications. Ms. Choi holds a JD from Georgetown University Law Center.
Tyler Thorn,
Assistant Secretary.
Mr. Thorn is a Managing Director and Attorney at HPS. Prior to joining HPS in 2012, Mr. Thorn was an Associate in the Investment Management Group at Davis Polk & Wardwell LLP, where he advised clients on investment fund structuring, marketing, operations and shareholder communications as well as counseling on regulatory matters. Mr. Thorn holds a BA from Brown University and a JD from Cornell Law School.
Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent to HPS Corporate Lending Fund, c/o HPS Advisors, LLC, 40 West 57
th
Street, 33
rd
Floor, New York, NY 10019, Attention: Chief Compliance Officer.
Committees of the Board
Our Board currently has two committees: an audit committee and a nominating and governance committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.
Audit Committee.
The audit committee operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board in selecting, engaging and discharging our independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with our independent registered public accounting firm, approving professional services provided by our independent registered public accounting firm (including compensation therefore), reviewing the independence of our independent registered public accounting firm and reviewing the adequacy of our internal controls over financial reporting. The Audit Committee also has principal oversight of the valuation process used to establish the Fund’s NAV. The audit committee is presently composed of four persons, including Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore, all of whom are considered independent for purposes of the 1940 Act. Robert Van Dore serves as the chair of the Audit Committee. Our Board has determined that Mr. Van Dore and Ms. Milia each qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation
S-K
under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule
10A-3
of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. During the year ended December 31, 2023, the Audit Committee met five times.
A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it is also available on the Fund’s website at
www.hlend.com
.
Nominating and Governance Committee.
The nominating and governance committee operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the nominating and governance committee, including making nominations for the appointment or election of Independent Trustees. The nominating and governance committee also has principal oversight over the process used to approve co-investments
for the Fund. The nominating and governance committee consists of four persons, including Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore, all of whom are considered independent for purposes of the 1940 Act. Robin Melvin serves as the chair of the Nominating and Governance Committee.
The Nominating and Governance Committee will consider nominees to the Board recommended by a shareholder, if such shareholder complies with the advance notice provisions of our Bylaws. Our Bylaws provide that a shareholder who wishes to nominate a person for election as a Trustee at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the Bylaws. In order to be eligible to be a nominee for election as a Trustee by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the Board, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines. During the year ended December 31, 2023, the Nominating and Governance Committee met five times.
A copy of charter of the Nominating and Governance Committee is available in print to any shareholder who requests it, and it is also available on the Fund’s website at
www.hlend.com
.
Compensation of Trustees
Our Trustees who do not also serve in an executive officer capacity for us, the Adviser or its affiliates are entitled to receive annual cash retainer fees, fees for participating in the board and committee meetings and annual fees for serving as a committee chairperson. These Trustees are Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

			Annual Committee Chair Cash Retainer
Annual Cash Retainer	Board Meeting Fee	Committee Meeting Fee	Audit	Nominating and Governance
$125,000	$2,500	$1,000	$15,000	$10,000
The following table sets forth information concerning total compensation earned by or paid to each of our Trustees for the year ended December 31, 2023.

	Total Compensation earned from the Fund for Fiscal Year 2023 (4)	Total Compensation earned from the Fund Complex for Fiscal Year 2023 (5)
Interested Trustees
Michael Patterson (1)	None	None
Grishma Parekh (1)	None	None
Independent Trustees
Randall Lauer (2)	$148,000	$155,925
Robin Melvin (2)	$158,000	$166,610
Robert Van Dore (2)	$163,000	$171,952
Donna Milia (3)	$124,361	$132,286

(1)	These are interested trustees and, as such, do not receive compensation from the Fund for their services as trustees.
(2)	Mr. Lauer, Ms. Melvin and Mr. Van Dore joined the Board in August 2021.
(3)	Ms. Milia joined the Board in February 2023.
(4)	The Fund does not have a profit-sharing plan, and trustees do not receive any pension or retirement benefits from the Fund.
(5)	For purposes of this registration statement, the term “Fund Complex” is defined to include the Fund and HPS Corporate Capital Solutions Fund, a BDC managed by the Adviser.
We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket
expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We do not pay compensation to our Trustees who also serve in an executive officer capacity for us or the Adviser or its affiliates.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates, pursuant to the terms of the Advisory Agreement and the Administration Agreement. Our
day-to-day
investment operations are managed by our Adviser. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.
Compensation of Executive Officers
None of our officers receive direct compensation from us. The compensation of our chief financial officer and chief compliance officer is paid by our Administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by them to us. To the extent that our Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to our Administrator.
Board Leadership Structure
Our business and affairs are managed under the direction of our Board. Among other things, our Board sets broad policies for us, approves the appointment of our investment adviser, administrator and officers, and has oversight of the valuation process used to establish the Fund’s NAV. The role of our Board, and of any individual Trustees, is one of oversight and not of management of our day-to-day
affairs.
Under our Bylaws, our Board may designate one of our Trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board. The Board has appointed Michael Patterson to serve in the role of chairperson of the Board. The chairperson’s role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.
Our Board believes that its leadership structure is the optimal structure for us at this time. Our Board reviews its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.
Board Role in Risk Oversight
Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of Independent Trustees, and (ii) active monitoring by our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.
Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day
management of our investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Boards risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into certain transactions with our affiliates.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the 1934 Act requires our executive officers, members of our Board, and persons who own more than ten percent of our shares to file initial reports of ownership and reports of changes in ownership with the SEC and furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such reports furnished to us, we believe that, with respect to the fiscal year ended December 31, 2023, such persons complied with all such filing requirements.

PORTFOLIO MANAGEMENT
HPS Advisors, LLC, a wholly-owned subsidiary of HPS, serves as our investment adviser. Prior to June 30, 2023, HPS served as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board, the Adviser manages the day-to-day
operations of, and provides investment advisory and management services to, us.
Investment Personnel
The management of our investment portfolio is the responsibility of the Adviser and the Investment Committee. The Investment Committee is currently comprised of Michael Patterson, Scott Kapnick, Scot French, Purnima Puri, Faith Rosenfeld, Colbert Cannon, Michael Fenstermacher, Jeffrey Fitts, Vikas Keswani, and Grishma Parekh. Michael Patterson is the lead portfolio manager of the strategy. A portion of the Investment Committee, including Colbert Cannon, Michael Fenstermacher, Jeffrey Fitts, Vikas Keswani, and Grishma Parekh, has the most significant responsibility for assisting Mr. Patterson with the day-to-day
management of our portfolio. Mr. Patterson is the Fund’s portfolio manager for the purposes of the information included below.
As of February 29, 2024, HPS was staffed with 204 investment personnel, including the investment personnel noted above, and over 660 employees. In addition, HPS may retain additional investment personnel in the future based upon its needs.
The table below shows the dollar range of Common Shares owned by the portfolio manager as of December 31, 2023:

Name of Portfolio Manager	Dollar Range of Equity Securities (1)
Michael Patterson	Over $1,000,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
Other Accounts Managed by Portfolio Manager
The portfolio manager primarily responsible for the

day-to-day

management of the Fund also manages other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2023: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Type of Account	Number of Accounts	Assets of Accounts ($ millions)	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee ($ millions)
Registered Investment companies	0	—	—	—
Other pooled investment vehicles:	32	24,351	30	24,325
Other accounts	63	23,292	50	19,815
The Adviser
Investment Committee
Investment decisions generally require consensus approval of the Investment Committee. The Investment Committee meets regularly to vet new investment opportunities, and evaluate strategic initiatives and actions taken by the Adviser on our behalf. The day-to-day
management of investments approved by the Investment Committees is overseen by the portfolio manager.

All of the Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, the Adviser or its affiliates. None of the Investment Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.
Members of the Investment Committee Who Are Not Our Trustees or Executive Officers
Scott Kapnick
. Mr. Kapnick is Chief Executive Officer and a Governing Partner of HPS, which he founded in 2007. HPS was originally formed as a unit of Highbridge Capital Management, LLC, a subsidiary of JPMorgan Asset Management. In March 2016, the principals of HPS acquired the firm from JPMorgan, which retained Highbridge and the hedge fund strategies. From 2013 to 2016, Mr. Kapnick also served as Chief Executive Officer and Chairman of the Executive Committee of Highbridge Capital Management. Before founding HPS, Mr. Kapnick was a Management Committee Member, Partner, and
Co-Head
of Global Investment Banking at Goldman Sachs, positions he held from 2001 to 2006. He also served as
Co-Chief
Executive Officer of Goldman Sachs International from 2005 to 2006 and spent 12 out of his 21 years at the firm in Europe (London and Frankfurt). Mr. Kapnick was named Partner in 1994. Mr. Kapnick is a graduate of Williams College and holds a combined JD/MBA from the University of Chicago. Mr. Kapnick also studied at the London School of Economics & Political Science.

Scot French
. Mr. French is a Governing Partner of HPS and is the Portfolio Manager of the HPS Strategic Investment Partners Funds. Prior to joining HPS in 2007, Mr. French spent three years at Citigroup as a Managing Director and Head of Private Investments for Citigroup Global Special Situations, a credit-focused, on-balance
sheet proprietary investment fund. Within Citigroup Global Special Situations, Mr. French managed a portfolio of private mezzanine and private equity investments in North America, Europe and Latin America. Prior to joining Citigroup, Mr. French worked in the Investment Banking Division at Goldman Sachs from 1999 to 2004 and in Mergers & Acquisitions at Salomon Brothers Inc. from 1994 to 1999. Mr. French began his career at Price Waterhouse from 1992 to 1994. Mr. French is a graduate of the University of Illinois.
Purnima Puri.
Ms. Puri is a Governing Partner of HPS and is the Portfolio Manager for the Liquid Credit strategies, which include various Funds and Managed Accounts. Prior to joining HPS in 2007, Ms. Puri was a Principal at Redwood Capital Management, a credit opportunities hedge fund. Before joining Redwood, she was with Goldman Sachs for five years on both the Credit Arbitrage Desk, a proprietary trading desk at Goldman Sachs, and in the Principal Investment Area. From 1993 to 1995, Ms. Puri was part of Lazard Frères’ Restructuring and Mergers and Acquisitions Group. Ms. Puri is a member of the Board of Trustees of Northwestern University, the Board of Dean’s Advisors (BDA) of Harvard Business School and is a member of the Financial Sector Advisory Council for the Federal Reserve Bank of Dallas. She holds a BA in Mathematics from Northwestern University and an MBA from Harvard Business School.
Faith Rosenfeld.
Ms. Rosenfeld is a Governing Partner and Chief Administrative Officer of HPS. Prior to joining HPS in 2007, Ms. Rosenfeld was a Partner at CCMP Capital (“CCMP”), the successor organization to JPMorgan Partners (“JPMP”), the private equity business of JPMorgan Chase, where she had also been a Partner. While at CCMP and JPMP, Ms. Rosenfeld’s responsibilities included portfolio management, valuation of the portfolio, risk management, investor relations and fundraising. Ms. Rosenfeld joined JPMorgan Partners in January 2001 following the acquisition by JPMorgan Chase of The Beacon Group, a private equity and advisory firm of which Ms. Rosenfeld was a Founding Partner. Ms. Rosenfeld began her career at Goldman, Sachs & Co., where she had various positions within the Investment Banking Division, including five years serving as the Chief Operating Officer of that Division prior to her departure. Ms. Rosenfeld holds a BA from Wellesley College and an MBA from The Wharton School at the University of Pennsylvania.
Colbert Cannon
. Mr. Cannon is a Managing Director at HPS. Prior to joining HPS in 2017, Mr. Cannon was a Partner and Director of Research at Wingspan Investment Management, a distressed credit investment firm launched in 2013. Prior to Wingspan, Mr. Cannon was a Managing Director at Glenview Capital, where he led the Credit Investment effort from 2009 to 2012. Prior to joining Glenview, Mr. Cannon was a Principal at Audax Group, a Boston-based Private Equity firm. Mr. Cannon began his career in Mergers and Acquisitions Investment Banking at Goldman Sachs. Mr. Cannon holds an AB in Social Studies from Harvard College.
Michael Fenstermacher
. Mr. Fenstermacher is a Managing Director at HPS and
Co-Head
of North American Core Senior Lending. Prior to joining HPS in 2008, Mr. Fenstermacher was an Associate at JPMorgan’s Leveraged Finance Group, where he originated, underwrote and distributed high yield bonds and leveraged loans. During his four years with JPMorgan, Mr. Fenstermacher specialized in financial sponsor transactions. Prior to joining JPMorgan, Mr. Fenstermacher spent two years at Bank One as a Credit Analyst in the Automotive and Financial Institutions groups. Mr. Fenstermacher holds a BS from Indiana University with a concentration in Finance.
Jeffrey Fitts
. Mr. Fitts is a Managing Director at HPS. Prior to joining HPS in 2014, Mr. Fitts spent six years as a Managing Director at Alvarez and Marsal (“A&M”), where he was responsible for the workout, management and ultimate liquidation of Lehman Brothers’ real estate portfolio following Lehman’s Chapter 11 filing. Prior to that, Mr. Fitts worked at GE Capital from 2000 to 2008, where he led workout, portfolio and distressed debt investing groups. From 1988 to 2000, Mr. Fitts worked at Citicorp focusing on real estate and corporate workouts and real estate asset management. Mr. Fitts holds a BS in Finance from the University of Delaware.
Vikas Keswani
. Mr. Keswani is a Managing Director at HPS and Head of North American Specialty Lending. Prior to joining HPS in 2010, Mr. Keswani spent a majority of his career at BlackRock, where he was a part of the initial team that established, structured and capitalized BlackRock Capital Investment Corporation (NASDAQ: BKCC), a publicly traded private investment vehicle. Mr. Keswani is a CFA charterholder and holds a BSE from The Wharton School at the University of Pennsylvania where he graduated magna cum laude.

ADVISORY AGREEMENT AND ADMINISTRATION AGREEMENT
The Adviser is located at 40 West 57
th
Street, New York, NY 10019. Prior to June 30, 2023, HPS served as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, the Adviser manages our day-to-day
operations and provides investment advisory services to us.
Advisory Agreement
The Adviser provides management services to us pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser is responsible for the following:

•
determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objective, policies and restrictions;

•
identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.
The Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.
Compensation of Adviser
We pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee is ultimately borne by the shareholders.
Management Fee
The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Advisory Agreement, net assets means our total assets less the carrying value of our liabilities, determined on a consolidated basis in accordance with GAAP.
Incentive Fee
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income
The portion based on our income is based on
Pre-Incentive
Fee Net Investment Income Returns.
“Pre-Incentive
Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up
fees, as well as prepayments premiums, but excluding fees for providing managerial assistance) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under the Advisory Agreement and an administration agreement with our administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred shares, but excluding the incentive fee and shareholder servicing and /or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon
securities), accrued income that we have not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
We pay the Adviser an incentive fee quarterly in arrears with respect to our
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

•
No incentive fee based on
Pre-Incentive
Fee Net Investment Income Returns in any calendar quarter in which our
Pre-Incentive
Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•
100% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the
“catch-up.”
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up
is achieved, 12.5% of all
Pre-Incentive
Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive
Fee Net Investment Income
(expressed as a percentage of the value of net assets per quarter)

Percentage of
Pre-Incentive
Fee Net Investment Income
Allocated to Quarterly Incentive Fee
These calculations are
pro-rated
for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to
Pre-Incentive
Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive
Pre-Incentive
Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.
Incentive Fee Based on Capital Gains
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.
Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee by the applicable share class for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly. The fees that are payable under the Advisory Agreement for any partial period will be appropriately prorated.
Examples of Quarterly Incentive Fee Calculation
Example 1 — Incentive Fee on
pre-incentive
fee net investment income for each quarter

Scenarios expressed as a percentage of net asset value at the beginning of the quarter	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income for the quarter	1.00%	1.35%	2.00%
Catch up incentive fee (maximum of 0.18%)	0.00%	-0.10%	-0.18%
Split incentive fee (12.50% above 1.43%)	0.00%	0.00%	-0.07%

Net Investment income	1.00%	1.25%	1.75%

Scenario 1 — Incentive Fee on Income
Pre-incentive
fee net investment income does not exceed the 1.25% quarterly preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive
fee net investment income.
Scenario 2 — Incentive Fee on Income
Pre-incentive
fee net investment income falls between the 1.25% quarterly preferred return rate and the upper level breakpoint of 1.43%, therefore the incentive fee on pre-incentive
fee net investment income is 100% of the
pre-incentive
fee above the 1.25% quarterly preferred return.

Scenario 3 — Incentive Fee on Income
Pre-incentive
fee net investment income exceeds the 1.25% quarterly preferred return and the 1.43% upper level breakpoint provision. Therefore, the upper level breakpoint provision is fully satisfied by the 0.18% of pre-incentive
fee net investment income above the 1.25% preferred return rate and there is a 12.50% incentive fee on pre-incentive
fee net investment income above the 1.43% upper level breakpoint. This ultimately provides an incentive fee which represents 12.50% of pre-incentive
fee net investment income.
Example 2 — Incentive Fee on Capital Gains
Assumptions

Year 1:	No net realized capital gains or losses

Year 2:
6.00% realized capital gains and 1.00% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 12.50% × (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 12.50% × (0)

= 0

= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 12.50% × (6.00% –1.00)%

= 12.50% × 5.00%

= 0.63%
Administration Agreement
Under the terms of the Administration Agreement, the Administrator provides or oversees the performance of administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of our Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement includes our allocable portion of compensation (including salaries, bonuses and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment
professionals at the Administrator that perform duties for us; and (iii) any internal audit group personnel of HPS or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator has hired a sub-administrator
to assist in the provision of administrative services. The
sub-administrator
receives compensation for its
sub-administrative
services under a
sub-administration
agreement.
The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator is required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We do not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator.
Certain Terms of the Advisory Agreement and Administration Agreement
Each of the Advisory Agreement and the Administration Agreement has been approved by the Board. Unless earlier terminated as described below, each of the Advisory Agreement and the Administration Agreement will remain in effect for a period of one year from the date it first became effective and will remain in effect from year-to-year
thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Advisory Agreement upon 60 days’ written notice, and the Administration Agreement upon 120 days’ written notice, without payment of any penalty. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 120 days’ written notice. The Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related SEC guidance and interpretations.
Each of the Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by us in connection with the matters to which the Advisory Agreement and Administration Agreement, respectively, relate, provided that each of the Adviser and the Administrator shall not be protected against any liability to the Fund or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Advisory Agreement and the Administration Agreement provide that, absent disabling conduct, the Adviser, the Administrator and their officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Advisory Agreement and the Administrator’s services under the Administration Agreement or otherwise as adviser or administrator for us. Each of the Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser and/or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser and/or the Administrator had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or the Administrator), an affiliate of HPS or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Payment of Our Expenses Under the Investment Advisory and Administration Agreements
Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, are provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:
1. investment advisory fees, including management fees and incentive fees, paid to the Adviser pursuant to the Advisory Agreement;
2. our allocable portion of compensation (including salaries, bonuses, and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment
professionals at the Administrator that perform duties for us; and (iii) any internal audit group personnel of HPS or any of its affiliates; and
3. all other expenses of the Fund’s operations, administrations and transactions including, without limitation, those relating to:

(i)
organization and offering expenses associated with this offering (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing fee);

(ii)
all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive (the “AIFMD”), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians,
consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator or its affiliates in the credit-focused business of HPS), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short-or long-term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house
attorneys and tax advisors that provide transactional legal advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative and accounting services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection with such services (including overhead related thereto), in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services);

(iii)	the cost of calculating the Fund’s net asset value, including the cost of any third-party valuation services;

(iv)	the cost of effecting any sales and repurchases of the Common Shares and other securities;

(v)	fees and expenses payable under any managing dealer and selected intermediary agreements, if any;

(vi)
interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

(vii)	all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

(viii)	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

(ix)	costs of derivatives and hedging;

(x)
expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights;

(xi)
expenses (including the allocable portions of compensation and out-of-pocket
expenses such as travel expenses) or an appropriate portion thereof of employees of the Adviser or its affiliates to the extent such expenses relate to attendance at meetings of the Board or any committees thereof;

(xii)
all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

(xiii)	the allocated costs incurred by the Adviser and the Administrator in providing managerial assistance to those portfolio companies that request it;

(xiv)
all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

(xv)
investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Adviser is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of Adviser or its affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of HPS as lessor in connection therewith));

(xvi)	transfer agent, dividend agent and custodial fees;

(xvii)	fees and expenses associated with marketing efforts;

(xviii)	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

(xix)
Independent Trustees’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Independent Trustees;

(xx)
costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, U.S. Commodity Futures Trading Commission (“CFTC”) and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

(xxi)
all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (
e.g.
, financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Adviser or its affiliates in connection with such provision of services thereby);

(xxii)	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;

(xxiii)	proxy voting expenses;

(xxiv)	costs associated with an exchange listing;

(xxv)	costs of registration rights granted to certain investors;

(xxvi)	any taxes and/or tax-related interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

(xxvii)
all fees, costs and expenses of any litigation, arbitration or audit involving the Fund any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Fund;

(xxviii)
all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Adviser’s or its affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by Adviser and/or its affiliates for data-related services provided to the Fund and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

(xxix)
the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a business development company;

(xxx)	costs associated with individual or group shareholders;

(xxxi)	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

(xxxii)	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

(xxxiii)	all fees, costs and expenses of winding up and liquidating the Fund’s assets;

(xxxiv)	extraordinary expenses (such as litigation or indemnification);

(xxxv)
all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, Internal Revenue Service filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Adviser relating to the Fund and its affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Adviser and its affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to

FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;

(xxxvi)	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

(xxxvii)
costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Adviser or its affiliates for meetings with existing investors and any intermediaries, registered investment advisors, financial and other advisors representing such existing investors; and

(xxxviii)	all other expenses incurred by the Administrator in connection with administering the Fund’s business.
With respect to (i) above, as our investment adviser prior to June 30, 2023, HPS agreed to advance all of our organization and offering expenses on our behalf through February 3, 2022, the date on which we broke escrow for our initial offering of Common Shares. On such date, the Fund became obligated to reimburse HPS for such advanced expenses and HPS subsequently requested reimbursement of these expenses and was paid pursuant to the Prior Expense Support Agreement. After such date, the Fund bears all such expenses, subject to the Expense Support Agreements. Pursuant to the Expense Support Agreements, HPS was, and the Adviser is obligated to advance all of our Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. We were and are obligated to reimburse HPS and the Adviser, respectively, for such advanced expenses only if certain conditions are met. See “—Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.
From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser and the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses are ultimately borne by our shareholders.
Costs and expenses of the Adviser and the Administrator that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.
Expense Support and Conditional Reimbursement Agreement
We have entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser. Pursuant to the Expense Support Agreement, the Adviser is obligated to advance all of our Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. Any Required Expense Payment must be paid by the Adviser to us in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Adviser or its affiliates.
The Adviser may elect to pay certain additional expenses on our behalf, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Voluntary Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all

Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
No Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by us at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, (2) our Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relate, or (3) our Other Operating Expenses at the time of such Reimbursement Payment exceeds 1.00% of our net asset value. “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and/or shareholder servicing fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Adviser, shareholder servicing and/or distribution fees, and interest expense, by our net assets. “Operating Expenses” means all of the Fund’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.
Our obligation to make a Reimbursement Payment shall automatically become our liability on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
Board Approval of the Advisory Agreement
Our Board, including our Independent Trustees, approved the Advisory Agreement at a meeting held on May 9, 2023. In reaching a decision to approve the Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;

•	the proposed investment advisory fee rates to be paid by the Fund to the Adviser;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Advisory Agreement; and

•	the organizational capability and financial condition of the Adviser and its affiliates.
Based on the information reviewed and the discussion thereof, the Board, including a majority of the non-interested
Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Advisory Agreement as being in the best interests of our shareholders.

Prohibited Activities
Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•
We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•
The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•
We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•
We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.
In addition, in the Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups
or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws, or (iv) participating in any arrangements that would circumvent the NASAA Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”). In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent normal sales commissions or other compensation (including cash compensation and non-cash
compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Advisory Agreement.

Commingling
The Adviser may not permit our funds to be commingled with the funds of any other entity.

CONFLICTS OF INTEREST
The following represent the known material inherent or potential conflicts of interest that we believe should be considered by prospective investors before subscribing for the Common Shares.
Relationship among the Fund, the Adviser and the Investment Team
.
The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. For example, the Adviser’s incentive fee creates an incentive for the Adviser to recommend more speculative investments for the Fund than it would otherwise in the absence of such performance-based compensation. The Adviser may also be incentivized not to permanently write down or write off or dispose of an investment that has poor prospects for improvement in order to receive ongoing management fees in respect of such investment and to avoid reductions in potential incentive fees if such asset appreciates in the future. In addition, the method of calculating the incentive fee payments may result in conflicts of interest between the Adviser, on the one hand, and the shareholders, on the other hand, with respect to the management and disposition of investments.
The functions performed by the Adviser are not exclusive. The officers and employees of the Adviser and its affiliates will devote such time as the Adviser deems necessary and sufficient to carry out the operations of the Fund effectively. The Adviser and its affiliates have rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts which have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection and acquisition of the Fund’s investments.
Without limiting the generality of the foregoing, the Affiliated Group will invest for their own accounts and manage accounts for other individuals or entities, including entities in which the Affiliated Group or its trustees or employees may hold an interest, either directly in managed accounts or indirectly through investments in private investment entities. Any of such accounts will pay different fees, invest with leverage or utilize different investment strategies than the Fund. In addition, the Fund may enter into transactions with such accounts, and the Affiliated Group may invest in the same securities and instruments on behalf of such accounts that the Fund invests in. The Affiliated Group or its personnel will have income or other incentives to favor such accounts. The records of any such investments by members of the Affiliated Group will not be open to inspection by shareholders. The Adviser and HPS, however, will not knowingly or deliberately favor any such accounts over the Fund in its dealings on behalf of such accounts.
In addition, members of the Affiliated Group, including employees of HPS or its affiliates, may make personal investments in third-party entities (directly or through investment funds managed by third-party managers). Such entities may enter into transactions with the Fund, presenting a conflict of interest for the Adviser and HPS between acting in the best interests of the Fund and enhancing the returns of such personal investments.
As described in “
Risks Associated with Sourcing
,
Operating or Joint Venture Partners
,” HPS has historically worked with, and the Fund intends to continue to work with, sourcing, operating and/or joint venture partners. Sourcing, operating and joint venture partners are independent contractors engaged for particular purposes in connection with the Fund and/or certain of its projects, and are not part of the Affiliated Group.
Co-Investment
Transactions.
The Fund and the Adviser have received an exemptive order from the SEC that permits the Fund to co-invest
with certain other persons, including certain affiliated accounts managed and controlled by the Adviser or its affiliates. Subject to the 1940 Act and the conditions of any such co-investment
order issued by the SEC, the Fund may, under certain circumstances, co-invest
with certain affiliated accounts in investments that are suitable for the Fund and one or more of such affiliated accounts. Even though the Fund and any such affiliated account co-invest
in the same securities, conflicts of interest may still arise. If the Adviser is presented with co-investment
opportunities that generally fall within the Fund’s investment objective and other

Board-established criteria and those of one or more affiliated accounts advised by the Adviser or its affiliates, whether focused on a debt strategy or otherwise, the Adviser will allocate such opportunities among the Fund and such affiliated accounts in a manner consistent with the exemptive order and the firm-wide allocation policies and procedures, as discussed in this Registration Statement.
With respect to
co-investment
transactions conducted under the exemptive order, initial internal allocations among the Fund and other investment funds affiliated with the Adviser will generally be made, taking into account the allocation considerations set forth in the firm-wide allocation policies and procedures as described above. If the Fund invests in a transaction under a co-investment
exemptive order and, immediately before the submission of the order for the Fund and all other funds, accounts, or other similar arrangements advised by HPS and its affiliates, the opportunity is oversubscribed, it will generally be allocated on a pro-rata
basis based on available capital. The Board regularly reviews the allocation policies and procedures of the Adviser.
To the extent consistent with applicable law and/or exemptive relief issued to the Fund, in addition to such co-investments,
the Fund and HPS or an affiliated account may, as part of unrelated transactions, invest in either the same or different tiers of a portfolio company’s capital structure or in an affiliate of such portfolio company. To the extent the Fund holds investments in the same portfolio company or in an affiliate thereof that are different (including with respect to their relative seniority) than those held by HPS or an affiliated account, the Adviser may be presented with decisions when the interests of the two co-investors
are in conflict. If the portfolio company in which the Fund has an equity or debt investment and in which an affiliated account has an equity or debt investment elsewhere in the portfolio company’s capital structure, becomes distressed or defaults on its obligations under the private credit investment, the Adviser may have conflicting loyalties between its duties to the affiliated account, the Fund, certain of its other affiliates and the portfolio company. In that regard, actions may be taken for such affiliated account that are adverse to the Fund, or actions may or may not be taken by the Fund due to such affiliated account’s investment, which action or failure to act may be adverse to the Fund. In addition, it is possible that in a bankruptcy proceeding, the Fund’s interest may be adversely affected by virtue of such affiliated account’s involvement and actions relating to its investment. Decisions about what action should be taken in a troubled situation, including whether to enforce claims, whether to advocate or initiate restructuring or liquidation inside or outside of bankruptcy and the terms of any work-out
or restructuring, raise conflicts of interest. In those circumstances where the Fund and such affiliated accounts hold investments in different classes of a company’s debt or equity, the Adviser and HPS may also, to the fullest extent permitted by applicable law, take steps to reduce the potential for adversity between the Fund and such affiliated accounts, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as (A) remaining passive in a restructuring or similar situations (including electing not to vote or voting pro rata with other security-holders), (B) divesting investments or (C) otherwise taking action designed to reduce adversity.
Declining an Investment.
The Adviser may decline an investment opportunity on behalf of the Fund to the extent the Adviser determines, in its discretion, that such investment may (a) have reputational considerations for the shareholders, the Adviser or the Fund, (b) implicate considerations under the Adviser’s or a shareholder’s environmental, social and corporate governance policy, (c) to the Adviser’s knowledge, have been the subject of concern or controversy among financial institutions, institutional investors or the public or (d) give rise to other similar considerations. In certain cases, such an investment may be allocated to other Affiliated Group Accounts (defined below) that have consented to the investment or do not, in the Adviser’s discretion, have such considerations, in lieu of the investment being allocated to the Fund. See also “
–
Competition among the Accounts Managed by the Adviser and Its Affiliates
.
” below.
Conflicts of Interest Generally.
If any matter arises that the Adviser, as applicable, determines in its good faith judgment constitutes an actual conflict of interest, the Adviser, as applicable, will take such actions as it determines in good faith may be necessary or appropriate to ameliorate the conflict (and upon taking such actions, the Adviser, as applicable, will be relieved of any liability for such conflict to the fullest extent permitted by law and shall be deemed to have satisfied applicable fiduciary duties related thereto to the fullest extent permitted by law). These actions include, by way of example and without limitation, (i) disposing of the investment or refraining from making the investment giving rise to the conflict of interest; (ii) appointing an independent fiduciary to act with respect to the matter giving rise to the conflict of interest; (iii) in connection with a matter giving rise to a conflict of interest with respect to an investment, consulting with the Board regarding the conflict of interest and/or obtaining a waiver or consent from the Board of the conflict of interest or acting in a manner, or pursuant to standards or procedures, approved by or disclosed to the Board with respect to such conflict of interest; (iv) disclosing the conflict to the shareholders; (v) implementing certain policies and procedures designed to ameliorate such conflict of interest or (vi) remaining passive and/or electing not to be the lead investor of a tranche of securities (even though the Fund may hold the largest stake in the applicable tranche of securities). There can be no assurance that the Adviser will identify or resolve all conflicts of interest in a manner that is favorable to the Fund. By acquiring Common Shares in the Fund, each shareholder will be deemed to have acknowledged and consented to the existence or resolution of any such actual, apparent or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. For the avoidance of doubt, in some cases after evaluating such conflict or potential conflict, the Adviser may determine that no action is required or that taking action may be adverse to the interests of the Fund or the Affiliated Group.
Competition
among
the Accounts Managed by the
Adviser and Its Affiliates
.
The Affiliated Group is actively engaged in advisory and management services for Affiliated Group Accounts. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. The Affiliated Group expects to sponsor or manage additional collective investment vehicles and managed accounts in the future. The Affiliated Group may employ the same or different investment strategies for the various Affiliated Group Accounts it manages or otherwise advises. Investment opportunities that may potentially be appropriate for the Fund are generally expected to also be appropriate for other Affiliated Group Accounts, and such Affiliated Group Accounts will compete with the Fund for positions and may compensate the Affiliated Group better than the Fund. Investments which are within the investment objective of the Fund may be allocated to other Affiliated Group Accounts, and there is no assurance that the Fund will be allocated those investments it wishes to pursue. In addition, shareholders should note that certain other Affiliated Group Accounts are expected to use ranging degrees of leverage, often on different terms with different counterparties, be subject to different fee structures and/or liquidity terms and focus on different investments than the Fund. Investments of such other Affiliated Group Accounts and the Fund may not be parallel for such and various other reasons, including different inflows and outflows of capital, variations in strategy, liquidity terms, governmental limitations on investment and other differences. The results of the investment activities of the Fund may differ significantly from the results achieved by Affiliated Group Accounts that implement the same or a similar investment strategy as the Fund.
Under certain circumstances, the Fund may invest in connection with a transaction in which Affiliated Group Accounts have already invested or are expected to invest. Under other circumstances, Affiliated Group Accounts may invest in a portfolio company in which the Fund has already invested or is expected to invest as well as investing in the Fund itself. Where an investment is allocated among the Fund as well as one or more Affiliated Group Accounts, such investment opportunity is expected to be allocated based on one or more factors which may include each entity’s capital available for investment, available leverage, structure of the investment (including whether a delayed-draw investment, revolver or line of credit is part of, and/or cannot be separated from such investment), applicable concentration limits and investment guidelines and restrictions, investment objectives, investment strategies, whether the investment represents a follow-on
investment for one or more of the entities, the nature and size of existing portfolio holdings, expected investment pipeline, size of the investment opportunity, portfolio cash positions, risk/return objectives (and availability or expected availability of leverage for certain investments to meet such investment objectives), liquidity constraints (including the applicable wind-down and ramp-up
periods, remaining investment period and termination or redemption terms), round-lot
position size, availability of credit facilities or counterparty relationships needed to effect the transaction, legal, tax, regulatory or other considerations and/or management of potential or actual conflicts of interest by the Adviser. To the extent permitted by applicable law and the terms of the co-investment
exemptive

relief, the Fund may also partner with other entities in which the Affiliated Group holds an investment or with which the Affiliated Group has a significant business relationship.
To the extent permitted by applicable law and the terms of the co-investment
exemptive relief, where the Fund invests in the same issuer as an Affiliated Group Account, the terms of the Fund’s investment, including the type of instrument purchased, may be different from the terms of the Affiliated Group Account’s investment or the type of instrument the Affiliated Group Account purchases. The Affiliated Group Accounts may be given certain governance or other rights or may be subject to terms and conditions that are more favorable than those applicable to the Fund. Conflicts could arise after the Affiliated Group Account, on the one hand, and the Fund, on the other hand, make investments in the same issuer with respect to the issuer’s strategy, growth and financing alternatives and with respect to the manner and timing of the Fund’s exit from the investment compared to the Affiliated Group Account’s exit. The Affiliated Group Accounts may make decisions that are more beneficial to themselves than to the Fund. Further, investments may benefit one or more of the Affiliated Group Accounts disproportionately to their benefit to the Fund. Conversely, the interests of one or more of the Affiliated Group Accounts in one or more investments may, in the future, be adverse to that of the Fund, and the Adviser may be incentivized not to undertake certain actions on behalf of the Fund in connection with such investments, including the exercise of certain rights the Fund may have, in view of the investment by the Affiliated Group in such investments.
In addition, to the extent permitted by applicable law and the terms of the co-investment
exemptive relief, the Affiliated Group and one or more Affiliated Group Accounts (including the Fund), expect to invest, from time to time, in different instruments or classes of securities of the same issuer, including where the Fund and/or any Affiliated Group Account control the majority of such instrument or class of securities. For example, the Fund expects to invest in the senior debt of an issuer where the strategic investment partners family of funds holds, or subsequently invests in, subordinated debt of such issuer. As a result, one or more Affiliated Group Accounts may have different investment objectives or pursue or enforce rights with respect to a particular issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. For example, if the Fund holds debt of an issuer and an Affiliated Group Account holds equity instruments of the same issuer, then if the issuer experiences financial or operational challenges, the Fund, which holds the debt, may seek a liquidation of the issuer, whereas the Affiliated Group Account, which holds the equity instruments, may prefer a reorganization of the issuer. In these circumstances, actions taken on behalf of the Fund may be adverse to the strategic investment partners family of funds investors, and vice versa, creating a conflict of interest for the Adviser and its affiliates. In addition, if an Affiliated Group Account holds voting securities (for example, equity) of an issuer in which the Fund holds non-voting
securities (for example, secured debt) of such issuer, HPS or the Adviser, acting on behalf of such Affiliated Group Account may vote on certain matters in a manner that has an adverse effect on the positions held by the Fund (
e.g.
, regarding whether an Affiliate Group Account agrees to waive certain covenants or make certain amendments). Conversely, if the Fund holds voting securities of an issuer, the Adviser’s vote on behalf of the Fund on a matter may end up benefiting Affiliated Group Accounts and harming the Fund, especially with the benefit of hindsight (
e.g.
, if the Fund agrees to certain covenants, waivers or amendments, but the issuer and the Fund’s investment in such issuer end up getting further impaired).
Courses of action that the Adviser and HPS may pursue to reduce the potential for adversity between the Fund and an Affiliated Group Account include causing one or both clients to take certain actions that, in the absence of such conflict, it would not take, such as (i) remaining passive in a restructuring or similar situations (including electing not to vote or voting pro rata with other security holders), (ii) investing in the same or similar classes of securities as the other client in order to align their interests, (iii) divesting investments in whole or in part or (iv) appointing an unaffiliated third-party agent to act on behalf of either the Fund or such Affiliated Group Account. Any such step could have the effect of benefiting an Affiliated Group Account or HPS or its affiliates and might not be in the best interests of or may be adverse to the Fund.
In enforcing its rights with respect to an investment, the Fund, along with other Affiliated Group Accounts, may pursue or enforce rights with respect to a particular issuer, or the Adviser and/or HPS may pursue or enforce rights with respect to a particular issuer jointly on behalf of the Fund and other Affiliated Group Accounts, even where the interests of such Affiliated Group Accounts may diverge in one or more respects from those of the Fund.
The Fund may be negatively impacted by the activities by or on behalf of such other Affiliated Group Accounts, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case had a particular course of action with respect to the issuer of the securities not been pursued with respect to such other Affiliated Group Accounts. In certain instances, personnel of HPS or its affiliates may obtain information about the issuer thereby limiting the Adviser’s ability to buy or sell securities of the issuer on behalf of the Fund. These conflicts are magnified with respect to issuers that undergo restructuring or become insolvent. It is possible that in connection with a restructuring, insolvency, bankruptcy or similar proceeding the Fund may be limited (by applicable law, courts or otherwise) in the positions or actions it may be permitted to take due to other interests held or actions or positions taken by Affiliated Group Accounts.
Positions taken by Affiliated Group Accounts may also dilute or otherwise negatively affect the values, prices or investment strategies associated with investments held by the Fund. For example, this may occur when investment decisions regarding the Fund are based on research or other information that is also used to support portfolio decisions for other Affiliated Group Accounts. When an Affiliated Group Account implements a portfolio decision or strategy ahead of, or contemporaneously with, similar portfolio decisions or strategies for the Fund (whether or not the portfolio decisions emanate from the same research analysis or other information), market impact, liquidity constraints, or other factors could result in the Fund receiving less favorable investment results, and the costs of implementing such portfolio decisions or strategies could be increased or the Fund could otherwise be disadvantaged. In addition, Affiliated Group Accounts may have short positions in the same security or instrument or a different security or instrument in the same issuer as a security or instrument purchased by the Fund, which may present additional conflicts, particularly if the issuer experiences financial difficulties.
To the extent permitted by applicable law and the terms of the co-investment
exemptive relief, the Fund may participate in a
follow-on
investment of an Affiliated Group Account, where the Fund has not previously invested in the applicable portfolio company, and vice versa. Any such follow-on
investment would present conflicts of interest, including in the Adviser or its affiliate’s negotiation of the terms of such follow-on
investment, and raises the risk that the Fund’s capital may be used to support an Affiliated Group Account’s existing investment.
In addition, an investment that HPS or the Adviser determined was appropriate for an Other HPS Investor (including funds and accounts on HPS’s direct lending platform) when originally consummated may be refinanced, extended or otherwise modified in such a way that the investment is no longer consistent with the investment objectives of the Other HPS Investor, but is consistent with the investment objective of the Fund. In this situation, to the extent permitted by applicable law and the terms of the co-investment
exemptive relief, the Fund may make an investment in the issuer and the proceeds of the Fund’s investment will be used by the issuer to repay the existing investment in such issuer of an Other HPS Investor and vice versa. For example, the Fund expects to participate in recapitalizations or refinancings of portfolio companies in which the HPS Specialty Loan Funds have invested. In this situation, the new loan in which the Fund invests may have a lower interest rate, for example, due to changes in market conditions, improvements in the business of the issuer or other factors. In these circumstances, the Other HPS Investor may exit the investment at the time the loan is refinanced, extended or otherwise modified, and the Fund may participate in the investment going forward and vice versa. In these circumstances, the consent of the shareholders will not be required. As a result, conflicts of interest are generally expected to arise between the Other HPS Investor exiting the investment and the Fund entering into the investment, including determinations of whether the Affiliated Group Account is being redeemed from an investment with a negative outlook (and whether the Fund is supporting such exit with their investment), and whether the Fund is paying a higher or lower price than market value or transacting on terms that are more or less favorable than in other comparable transactions. Conversely, the Fund’s investment may be refinanced by an Affiliated Group Account that may have the effect of shortening the duration of an attractive investment.

As a result, conflicts of interest are generally expected to arise between the Fund exiting the investment and such Other HPSInvestor entering into the investment, including determinations of whether the Fund is being taken out of an investment with a positive outlook or whether the Fund’s exit may have the effect of shortening the duration of an attractive investment. Similarly, the Fund may agree to an amendment, extension, refinancing or similar transaction involving an existing investment, and such transaction may create an investment opportunity for other Affiliated Group Accounts.
The Fund may be allocated a small part of an investment opportunity within the investment objective of the Fund when other Affiliated Group Accounts are allocated a larger portion. The Fund may be prohibited (due to, for example, regulatory limitations) from pursuing certain investment opportunities and may find that its ability to participate in any particular opportunity may be substantially limited.
For the foregoing reasons, among others, the Affiliated Group and its portfolio managers, including the Investment Team, are generally expected to have a conflict of interest between acting in the best interests of the Fund and such other Affiliated Group Accounts. The Adviser and HPS have developed policies and procedures that provide that they will allocate investment opportunities and make purchase and sale decisions among the Fund, HPS’s clients and the Adviser’s other clients in a manner that they consider, in their discretion and consistent with their fiduciary obligation to their clients, to be reasonable. In many cases, these policies may result in the pro rata
allocation of limited opportunities across accounts, but in many other cases, the allocations may reflect numerous other factors based upon the Adviser’s and HPS’s good faith assessment of the best use of such limited opportunities relative to the objectives, limitations and requirements of each of their clients and applying a variety of factors, including those described herein. The Adviser and HPS seek to treat all clients reasonably in light of all factors relevant to managing an investment fund or account, and in some cases, it is possible that the application of the factors described herein may result in allocations in which certain investment funds or accounts may receive an allocation when other investment funds (including the Fund) or accounts do not. Similarly, the Adviser and HPS may cause the liquidation of certain positions for the Fund and other clients in its discretion in accordance with the foregoing principles. Such allocations or liquidations may benefit another client instead of the Fund or may be detrimental to the Fund.
Moreover, the results of the investment activities of the Fund may differ significantly from the results achieved by the Affiliated Group for the other Affiliated Group Accounts. The Adviser will manage the Fund and HPS and the Adviser will manage the other Affiliated Group Accounts in accordance with their respective investment objectives and guidelines; however, the Affiliated Group may give advice and take action, with respect to any current or future Affiliated Group Accounts that may compete or conflict with the advice the Adviser may give to the Fund, including with respect to the timing or nature of actions relating to certain investments.
Future investment activities by the Adviser HPS on behalf of other clients and HPS on behalf of its clients may give rise to additional conflicts of interest and demands on the Adviser’s and HPS’s time and resources.
Diverse Membership; Relationships with

Shareholders.
The Fund and investors are generally expected to have conflicting investment, tax and other interests with respect to the investments made by the Fund. The shareholders are expected to include various types of persons or entities organized in various jurisdictions, and different shareholders may have conflicting investment, tax and other interests in respect of their investment in the Fund. The conflicting interests of the Fund and of individual shareholders may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of the Fund’s investments, and the timing of disposition of investments, which may be more beneficial for the Fund or shareholders than for one or more of the other shareholders. Such structuring of the Fund’s investments and other factors may result in different returns being realized by different shareholders. Furthermore, under the U.S. tax audit rules applicable to the Fund, decisions or elections made in connection with certain laws and regulations by the Adviser (or such other person designated by the Adviser) in connection with tax audits (including whether or not to make an election under those rules) may be more beneficial for one type of shareholder than for another type of shareholder. As a consequence, conflicts of interest may arise in connection with decisions made by the Adviser, including in respect of the nature or structuring of investments and the use of leverage that may be more beneficial for one shareholder than for another shareholder, especially in respect of individual tax situations. In addition, one or more of the Fund, the Adviser, and/or their affiliates may face certain tax risks based on positions taken by the Fund, its subsidiaries and/or a withholding agent, and the Adviser reserves the right on behalf of itself and its affiliates to take positions adverse to the Fund and the shareholders, including with respect to withholding of amounts to cover actual or potential tax liabilities.
Valuation of Assets
.
Certain securities and other assets in which the Fund will directly or indirectly invest, including secured loan investments, are not expected to have a readily ascertainable market value and will be valued by the Adviser in accordance with its established valuation policies. Such securities and other assets will constitute a substantial portion of the Fund’s investments. In addition, when the Adviser determines that the market price does not fairly represent the value of an investment, the Adviser will determine a fair value for such investment as the Fund’s valuation designee. The Adviser has a conflict of interest in determining such valuations, as avoiding writing down the value of assets or writing off assets that are not readily marketable or difficult to value may cause it to receive higher management fees.
The Affiliated Group is engaged in advisory and management services for multiple collective investment vehicles and managed accounts, including other investment funds managed by the Affiliated Group. In connection with these activities, the Affiliated Group is required to value assets, including in connection with managing or advising their proprietary and client accounts. In this regard, certain units within the Affiliated Group may share information regarding valuation techniques and models or other information relevant to the valuation of a specific asset or category of assets, although they are under no obligation to engage in such information sharing. The Adviser will value the Fund’s investments according to its established valuation policies, and may value an identical asset differently than other units within the Affiliated Group (
e.g.
, when an asset does not have a readily ascertainable market price).
Conflicts with Portfolio Companies.
In certain instances, members of the Investment Team and officers and employees of the Adviser and/or HPS may serve as board members of certain portfolio companies and, in that capacity, will be required to make decisions that they consider to be in the best interests of the portfolio company. In certain circumstances, such as in situations involving bankruptcy or near insolvency of the portfolio company, actions that may be in the best interests of the portfolio company may not be in the best interests of the Fund, and vice versa. Accordingly, in these situations, there may be conflicts of interest between an individual’s duties as a member of the Investment Team or officer or employee of the Adviser and/or HPS and such individual’s duties as a board member of the portfolio company. Additionally, the Adviser or affiliates of the Adviser may enter into transactions with a portfolio company (for example, a property lease), which may create a conflict of interest. While it is generally expected that any such transaction would be on arm’s length terms, it is possible that the portfolio company may pay higher fees or receive fewer benefits in the transaction than it would if the counterparty to the transaction were a third party.
Selection of Service Providers.
The Fund’s advisors and Service Providers or their affiliates are expected to provide goods or services to, or have business, personal, financial or other relations with HPS, its affiliates, advisory clients and portfolio companies. Such advisors and Service Providers may be investors in the Fund, sources of investment opportunities or co-investors
or commercial counterparties or entities in which an Affiliated Group Account has an investment. Additionally, certain employees of HPS or its affiliates may have family members or relatives employed by such advisors and Service Providers. These relationships may influence the Adviser in deciding whether to select or recommend such Service Providers to perform services for the Fund or portfolio companies (the cost of which generally will be borne directly or indirectly by the Fund or such entities, as applicable).
Allocation of Revolver, Delayed-Draw Investment or Line of Credit Obligations
. The Fund generally expects to participate in one or more investments that are structured as “revolvers”, “delayed-draws” or “lines of credit”

with funding obligations that extend past the initial date of investment. Later funding obligations related to such investments may not be allocated pro rata among all the investors who participated in the initial funding of an investment. In particular, the Fund may participate in the initial funding of an investment, but may not participate in later-arising funding obligations (
i.e.
, the revolver, delayed-draw or line of credit portions) related to such investment, including because of capacity limitations that an investment vehicle may have for making new revolver, delayed-draw investments or lines of credit or because HPS or any of its affiliates forms a new investment fund focused on investing in revolvers, delayed-draw investments and/or lines of credit. As a result, the Fund may be allocated a smaller or larger portion of revolver, delayed-draw investments or lines of credit than other investors participating in the loan (or may not be allocated any portion). See “
–
Risks Associated with Revolver, Delayed-Draw and Line of Credit Investments
” above. Shareholders that participate in the initial funding of an investment may receive certain economic benefits in connection with such initial funding, such as original issue discount, closing payments, or commitment fees and these benefits are expected to be allocated based on participation in the initial funding, regardless of participation in future funding obligations. In addition, where the Fund and any other participating investors have not participated in each funding of an investment on a pro rata basis, conflicts of interest may arise between the Fund and the other investors as the interests of the Fund and the other investors may not be completely aligned with respect to such investment. In that regard, the revolver, delayed draw or line of credit portion of an investment may be senior to the investment in the portfolio company made by the Fund, and as a result, the interests of the Fund may not be aligned with other participating investors.
Joint Ventures.

The Fund or the Adviser may partner with one or more unaffiliated banks or other financial institutions to make particular investments or types of investments, with, in some instances, such partners having senior exposure to the investment program and the Fund and Other HPS Investors participating in the junior exposure or vice versa. In doing so, the Adviser would seek to benefit from the larger combined capital base of working with a partner, as well as such partner’s sourcing channels and expertise. In addition, the Fund may be an initial economic participant in such an investment program or may join the investment program after it has made investments. As a result, the Fund may or may not share in the returns of the investments that have already been originated and, accordingly the returns realized by the shareholders may differ from the returns realized by other participants of such investment program.
The structure of this type of investment program will vary and will be determined on a case-by-case
basis in order to accommodate the nature of the arrangements, applicable bank and other regulatory restrictions, particular considerations applicable to the funds and accounts participating in the investment program, tax considerations, and other factors. For example, the investment program may be structured so that the Fund purchases debt of a holding company (the “HPS JV Participant”) and the HPS JV Participant then participates in the joint venture or the investments sourced through the joint venture. In such a situation, the equity of the HPS JV Participant is expected to be held by Other HPS Investors. As a result, conflicts of interest may arise between the Fund (as debt holders of the HPS JV Participant) and the Other HPS Investors participating in the investment program (as equity holders of the HPS JV Participant). These conflicts of interest would be magnified in the event of any default, bankruptcy or similar event of financial distress with respect to the HPS JV Participant. Further, the returns realized by the Fund are likely to differ from the returns realized by the Other HPS Investors participating in the investment program. In such a structure, the Fund as a debt holder will have more enhanced downside protection than the Other HPS Investors but will not benefit from all of the upside from the underlying investments, whereas the Other HPS Investors, while being subject to a greater risk of loss, will also benefit from greater upside than the Fund.
The Fund’s joint venture partner may be a regulated banking entity, and the joint venture vehicle may be subject to bank regulation as a result of the bank’s ownership interest therein. As a result, there is a risk that the joint venture could be subject to bank regulatory audit and review, as well as potential fines or other enforcement actions that the Fund, acting on its own, would not otherwise be subject to. While the bank joint venture partner would be expected to assume some of these liabilities directly, the HPS JV Partner would nevertheless have some exposure, potentially in respect of larger liabilities. Such liabilities could be significant. Furthermore, the activities of the joint venture may be restricted because of regulatory requirements applicable to the bank or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements.
The Adviser believes that any such joint venture will be structured in a manner that would not cause a violation of applicable banking laws and regulations. However, it is possible that future changes or clarifications in statutes, regulations or interpretations concerning the permissible activities of bank holding companies, as well as further judicial or administrative decisions and interpretations of present or future statutes or regulations could restrict (or possibly prevent) the banking partner from continuing to participate in the joint venture in the manner originally contemplated. In such event, the Adviser and the applicable banking partner may agree to alter or restrict the investment program or may elect to terminate the investment program altogether. Any such restructuring or termination may adversely affect the returns realized by the Fund in connection with its participation in the investment program.
Asset-Based Financing Among the Fund and Affiliated Group Accounts
.
The Fund has invested, and expects to continue investing, in asset-based loans with Fund Issuers as described in “
Risks Factors
—
Risks Relating to the Fund’s Investments
—
The Fund is Subject to Risks Relating to Asset-Based Financing
” above. If a Fund Issuer has invested in the equity of an Underlying Portfolio Company, the performance of the Fund’s investment in the asset-based loan will depend, in part, on the performance of the equity of such Underlying Portfolio Company (despite the fact that the Fund and/or certain Affiliated Group Accounts have not invested in such Underlying Portfolio Company). To the extent that one or more Affiliated Group Accounts have also invested in a different part of the capital structure of an Underlying Portfolio Company, potential conflicts of interest may arise between the Fund and such Affiliated Group Accounts (particularly if the Fund Issuer or the Underlying Portfolio Company experiences financial difficulties). For example, an Affiliated Group Account may be invested in the senior secured debt of such Underlying Portfolio Company and, as a senior lender to such Underlying Portfolio Company, may take actions that adversely affect the equity holders of such Underlying Portfolio Company, including the Fund Issuer (and, indirectly, the Fund if the Fund had invested into asset-based loans with such Fund Issuer). Conversely, if an Affiliated Group Account holds a controlling position in, or otherwise holds an interest in a more senior layer of the capital structure of an Underlying Portfolio Company and the Fund invests into the foregoing asset-based loan with the Fund Issuer, then the Adviser and/or its affiliates, on behalf of the Fund, may be incentivized not to take certain actions with respect to the Fund Issuer (and, indirectly, such Affiliated Group Accounts) that the Adviser and/or its affiliates otherwise may have taken if a third party (instead of an Affiliated Group Account) had invested into such loan with such Fund Issuer, which may adversely affect the Fund. In this way, the conflicts of interest described in “
Competition among the Accounts Managed by the Adviser and Its Affiliates
” will apply not only where the Fund and Affiliated Group Accounts invest in the same portfolio company, but also where a Fund Issuer (with which the Fund has invested into an asset-based loan) and an Affiliated Group Account have invested in the same portfolio company (or vice versa).
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of March 31, 2024, information with respect to the beneficial ownership of our Common Shares at the time of the satisfaction of the minimum offering requirement by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;

•	each of our Trustees and each executive officer; and

•	all of our Trustees and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

	Type of Ownership	Number	Percentage
Interested Trustees
Michael Patterson	Beneficial	199,203	*
Grishma Parekh	Record	19,920	*
Independent Trustees (1)
Randall Lauer	—	—	—
Robin Melvin	—	—	—
Robert Van Dore	—	—	—
Donna Milia	—	—	—
Executive Officers Who Are Not Trustees (1)
Robert Busch	—	—	—
Gregory MacCordy	—	—	—
Yoohyun (K.) Choi	—	—	—
Tyler Thorn	—	—	—
Other
HPS Investment Partners, LLC (2)	Record	121	*
All officers and Trustees as a group (10 persons)

*	Less than 1%.
(1)	The address for all of the Fund’s officers and Trustees is HPS Corporate Lending Fund, c/o HPS Advisors, LLC, 40 West 57 th Street, 33 rd Floor New York, NY 10019.
(2)	The address for HPS Investment Partners, LLC is 40 West 57 th Street, 33 rd Floor New York, NY 10019.
The following table sets forth the dollar range of our equity securities beneficially owned by each Trustee as of March 31, 2024.

Name and Address	Dollar Range of Equity Securities in Fund (1)(2)(3)		Dollar Range of Equity Securities in the Fund Complex (1)(3)(4)
Interested Trustees
Michael Patterson		Over $100,000	Over $	100,000
Grishma Parekh	Over $	100,000	Over $	100,000
Independent Trustees
Randall Lauer		—		—
Robin Melvin		—		—
Donna Milia		—		—
Robert Van Dore		—		—

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equities securities beneficially owned by our Trustees is based on the public offering price of $25.25 per share.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.
(4)	For purposes of this prospectus, the term “Fund Complex” is defined to include the Fund and HPS Corporate Capital Solutions Fund, a BDC managed by the Adviser.

DISTRIBUTIONS
We have declared distributions each month beginning in February 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our Board’s discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of our investment company taxable income. See “Description of our Common Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class I, Class D, Class F and Class S shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class I shares, Class D shares and Class F shares, distributions on Class F shares will be lower than Class I shares and Class D shares, and distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class I shares, Class D shares and Class F shares), we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class F shares (compared to Class I shares and Class D shares), and we are required to pay higher ongoing shareholder servicing fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or return of capital, and we have no limits on the amounts we may pay from such sources. The use of borrowings to pay distributions is subject to the limitations in Section 5.4(f) of the Declaration of Trust and Section VI.K. of the Omnibus Guidelines. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares.
From time to time, we may also pay special distributions in the form of cash or Common Shares at the discretion of our Board.
We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Advisory Agreement and Administration Agreement.”
Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any loss) on the sale of shares.

From time to time, we expect portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser and its affiliates, including through the waiver of certain investment advisory fees by the Adviser, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by the Adviser and its affiliates will reduce the distributions that you would otherwise receive in the future. In addition, the advancement of expenses or waiver of fees by the Adviser and its affiliates may prevent a decline in NAV in the short term, and our reimbursement of these amounts may reduce our NAV in the future. Other than as set forth in this prospectus, the Adviser and its affiliates have no obligation to advance expenses or waive advisory fees.
We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.
We currently intend to distribute net capital gains (
i.e.
, net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”
Since we have issued senior securities, we may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

DESCRIPTION OF OUR COMMON SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and Bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our Bylaws for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which
248,720,022
 shares were outstanding as of March 19, 2024, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.
None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board in setting the terms of any class or series of Common Shares or as provided in connection with a roll-up
transaction pursuant to the Declaration of Trust, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of March 19, 2024
Class S	Unlimited	—	4,849,688
Class D	Unlimited	—	32,589,137
Class I	Unlimited	—	67,357,926
Class F	Unlimited	—	143,923,271
Common Shares
Under the terms of our Declaration of Trust, all Common Shares have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board and declared by us out of funds legally available therefore. Except as may be provided by our Board in setting the terms of classified or reclassified shares or as may otherwise be provided by contract approved by the Board, our Common Shares have no preemptive, exchange, conversion, appraisal or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares is entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our Bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees; provided that, if the Fund is unable to achieve the quorum specified in the Bylaws, the incumbent Trustee, if any, shall retain their position. Pursuant to our Declaration of Trust, our Board may amend the Bylaws to alter the vote required to elect Trustees.
Class I Shares
No upfront selling commissions are paid for sales of any Class I shares; however, if you purchase Class I shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 2.0% cap on NAV for Class I shares. Class I shares are subject to a minimum initial investment of $1,000,000, which is waived or reduced by the Managing Dealer to $10,000 or less for certain investors as described below under “Plan of Distribution.” All subsequent purchases of Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
No shareholder servicing and/or distribution fees are paid for sales of any Class I shares.
Class I shares are generally available for purchase in the offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class D, Class F or Class S shares exits a relationship with a participating broker for the offering and does not enter into a new relationship with a participating broker for the offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of the offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.
Without limiting the foregoing, the Managing Dealer waives or reduces to $10,000 or less Class I investment minimums for purchases: (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name in an amendment or supplement to this prospectus. The foregoing categories of investors who are granted waivers or reductions by the Managing Dealer from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Managing Dealer enters into with participating intermediaries, as applicable.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares; however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 2.0% cap on NAV for Class D shares. Class D shares are subject to a minimum initial investment of $2,500. All subsequent purchases of Class D shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
We pay the Managing Dealer selling commissions over time as a shareholder servicing fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in the offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Class F Shares
No upfront selling commissions are paid for sales of any Class F shares; however, if you purchase Class F shares from the Founding Distributor, it may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as it may determine, provided that it limits such charges to a 2.0% cap on NAV for Class F shares. Class F shares are subject to a minimum initial investment of $2,500. All subsequent purchases of Class F shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class F shares equal to 0.50% per annum of the aggregate NAV of our outstanding Class F shares, including any Class F shares issued pursuant to our distribution reinvestment plan.
Class F shares are generally available for purchase in the offering only by the Founding Distributor. In this context, Class F Shares can be purchased (1) through fee-based
programs, also known as wrap accounts,

sponsored by the Founding Distributor, (2) in instances where the Founding Distributor has alternative fee arrangements with its clients to provide access to Class F shares, (3) through transaction/ brokerage platforms at the Founding Distributor, or (4) by other categories of investors that we name in an amendment or supplement to this prospectus.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares; however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares. Class S shares are subject to a minimum initial investment of $2,500. All subsequent purchases of Class S shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D or Class F shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share, Class D share and Class F share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee, officer, employee, sponsor, controlling person or agent of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee, officer, agent or employee of the Fund and at the request of the Fund, serves or has served as a director, trustee, officer, employee or agent of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the Indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Indemnitee determines in good faith that the course of conduct that caused the loss or liability was in the best interests of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an Independent Trustee), officer, employee, sponsor, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an Independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of the net assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding if (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (ii) the Indemnitee provides the Fund with written affirmation of the Indemnitee’s good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Fund as authorized by the Declaration of Trust, (iii) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (iv) the Indemnitee provides the Fund with a written agreement to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined by final, non-appealable
decision of a court of competent jurisdiction, that the Indemnitee is not entitled to indemnification.
Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on December 23, 2020, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.
Sales and Leases to our Adviser, Trustees or Affiliates
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser, any Trustee or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of Trustees will be set by our Board in accordance with our Bylaws. Our Bylaws provide that a majority of our entire Board may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than one. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.
Our Declaration of Trust provides that a Trustee may be removed without cause upon the vote of a majority of then-outstanding shares.
We have a total of six members of our Board, four of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor.
The Board is divided into three classes, designated Class I, Class II and Class III, and the term of office of the Trustees (each, a “Term”) of one class shall terminate upon the expiration of such Term as set forth below, and in all cases as to each Trustee such Term shall extend until his or her successor shall be elected by the shareholders or until his or earlier resignation, removal from office, death or incapacity. The initial Term of office of Trustees of Class I shall expire at the Fund’s 2026 meeting of shareholders; the initial Term of office of Trustees of Class II shall expire at the Fund’s 2027 meeting of Shareholders, and the initial Term of office of Trustees of Class III shall expire at the Fund’s 2028 meeting of Shareholders. Following such initial Terms, each class of Trustees shall stand for election upon the fifth anniversary of the respective meeting of shareholders at which such class of Trustees was elected. Each Trustee may be reelected to an unlimited number of succeeding Terms in accordance with the Declaration of Trust.
Action by Shareholders
Our Bylaws provide that shareholder action can be taken only at a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust and Bylaws. Under our Declaration of Trust and Bylaws, the Fund is required to hold a meeting of shareholders at least annually. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders is required to be held not less than 15 nor more than 60 days after the secretary gives notice for such special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.
Our Declaration of Trust provides that the following actions may be taken by the shareholders, without concurrence by our Board or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	elect Trustees at an annual meeting.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Adviser or our Board, as applicable, may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	modify the Declaration of Trust except for amendments which do not adversely affect the rights of our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law); or

•	sell all or substantially all of our assets other than in the ordinary course of business or as otherwise permitted by law.
The Adviser, except as permitted under the Advisory Agreement, may not voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Fund and would not materially adversely affect the shareholders.
Amendment of the Declaration of Trust and Bylaws
Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end
company to an
open-end
company each must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.
Our Declaration of Trust provides that our Board has the exclusive power to adopt, alter or repeal any provision of our Bylaws and to make new Bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of Trustees, our Declaration of Trust provides that our Board may amend our Declaration of Trust without any vote of our shareholders.
Determinations by Our Board of Trustees
Our Declaration of Trust contains a provision that codifies the authority of our Board to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our Board (consistent with our Declaration of Trust) is final and conclusive and binding upon us and our shareholders. This provision does not alter the duties our Board owes to us or our shareholders pursuant to our Declaration of Trust and under Delaware law. Further, it would not restrict the ability of a shareholder to challenge an action by our Board which was taken in a manner that is inconsistent with our Declaration of Trust or the Board’s duties under Delaware law or which did not comply with the requirements of the provision.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution
The Board may, without the approval of holders of our outstanding shares, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the 1940 Act. The Fund will not permit the Adviser or the Board to cause any other form of merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.
Derivative Actions
No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) a demand on the Board shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Board who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Act); and (ii) unless a demand is not required under clause (i) above, the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board shall be entitled to retain counsel or other advisors in considering the merits of the request. For purposes of this paragraph, the Board may designate a committee of one or more Trustees to consider a shareholder demand.
Exclusive Delaware Jurisdiction
Each Trustee, each officer, each shareholder and each person beneficially owning an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act, (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund or its business and affairs, the Delaware Statutory Trust Act, the Declaration of Trust or the Bylaws or asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Act or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust or the Bylaws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board, or of officers or the Board to the Fund, to the shareholders or each other, or (C) the rights or powers of, or restrictions on, the Fund, the officers, the Board or the shareholders, or (D) any provision of the Delaware Statutory Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Act, or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Act, the Declaration of Trust or the Bylaws relating in any way to the Fund (regardless, in every case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. In the event that any claim, suit, action or proceeding is commenced outside of the Court of Chancery of the State of Delaware in contravention of the foregoing, all reasonable and documented out of pocket fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such claim, suit, action or proceeding shall be reimbursed by the non-prevailing
party. Nothing disclosed in the foregoing will apply to any claims, suits, actions or proceedings asserting a claim brought under federal or state securities laws or under the Kansas Uniform Securities Act.
Restrictions on
Roll-Up
Transactions
In connection with a proposed
“roll-up
transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up
transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up
transaction. The appraisal will assume an orderly liquidation of our assets over a
12-month
period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up
transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up
entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.
In connection with a proposed
roll-up
transaction, the person sponsoring the
roll-up
transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed
roll-up
transaction:

•
which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up
transaction that are less than shareholder rights and other voting rights provided in the Declaration of Trust, including rights with respect to the election and removal of Trustees, annual and special meetings, amendments to the Declaration of Trust and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction on the basis of the number of shares held by that investor;

•
in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up
transaction will be less than those provided in the Declaration of Trust; or

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.
Access to Records
Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).
A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form
10-Q
to all shareholders of record. In addition, we will distribute our annual report on Form
10-K
to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at
www.hlend.com
and on the SEC’s website at
www.sec.gov
.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as online charges. If our
e-mail
notification is returned to us as “undeliverable,” we will contact you to obtain your updated
e-mail
address. If we are unable to obtain a valid
e-mail
address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. If you invest in our shares through a financial advisor or a financial intermediary, such as a broker-dealer, and such advisor or intermediary delivers all or a portion of the reports above, any election with respect to delivery you have made with such financial advisor or intermediary will govern how you receive such reports.
Conflict with the 1940 Act
Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE
We expect to determine our NAV for each class of shares each month as of the last day of each calendar month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus the carrying value of liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.
We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the 1940 Act. We value our investments in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices or values derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.
Investments that are listed or traded on an exchange and are freely transferrable are valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, we use these quotations to determine the value of our investments. We utilize mid-market
pricing (
i.e.
,
mid-point
of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.
Where prices or inputs are not available, or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, as will be the case for a substantial portion of our investments, are valued at fair value as determined in good faith by the Adviser as our valuation designee under Rule
2a-5
under the 1940 Act, pursuant to our valuation policy, and under the oversight of the Board, based on, among other things, the input of one or more independent valuation firms retained by us to review our investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
With respect to the quarterly valuation of investments, we undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•
The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in consultation with the Adviser’s investment professionals responsible for each portfolio investment;

•
In addition, independent valuation firms retained by us prepare quarter-end
valuations of each such investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•
The Adviser’s valuation committee with respect to the Fund (the “Valuation Committee”) reviews the valuation recommendations prepared by the Adviser’s valuation team and, as appropriate, the independent valuation firms’ valuation ranges;

•	The Adviser’s Valuation Committee then determines fair value marks for each of our portfolio investments; and

•	The Board and Audit Committee periodically review the valuation process and provide oversight in accordance with the requirements of Rule 2a-5 under the 1940 Act.
When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, the Adviser’s valuation team will prepare preliminary fair value estimates for each investment consistent with the methodologies set forth in the valuation policy. If an individual asset for which reliable market quotations are not readily available is known by the Adviser’s valuation team to have experienced a significant observable event since the most recent quarter end, an independent valuation firm may from time-to-time
be asked by the Adviser’s valuation team to provide an independent fair value range for such asset. The independent valuation firm will provide a final range of values for each such investment to the Adviser’s Valuation Committee, along with analyses to support its valuation methodology and calculations.
As part of the valuation process, we take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser considers whether the pricing indicated by the external event corroborates its valuation.
We have and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and we and the Adviser may reasonably rely on that assistance. However, the Adviser is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to our valuation policy, the Board’s oversight and a consistently applied valuation process.
Our most recently determined NAV per share for each class of shares will be available on our website:
www.hlend.com
. We report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $8,000,000,000 in Common Shares on a “best efforts” basis through HPS Securities, LLC, the Managing Dealer, a registered broker-dealer, and have sold approximately $6,104,000,000 in Common Shares as of February 29, 2024. Because this is a “best efforts” offering, the Managing Dealer must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Managing Dealer is an affiliate of the Adviser and is headquartered at 40 West 57th Street, 33rd Floor, New York, NY 10019.
The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Managing Dealer nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.
We are offering to the public four classes of Common Shares: Class S shares, Class D shares, Class I shares and Class F shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class F shares are generally available for purchase in this offering only through the Founding Distributor. In this context, Class F Shares can be purchased (1) through fee-based
programs, also known as wrap accounts, sponsored by the Founding Distributor, (2) in instances where the Founding Distributor has alternative fee arrangements with its clients to provide access to Class F shares, (3) through transaction/brokerage platforms at the Founding Distributor, or (4) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class D or Class F shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.

Without limiting the foregoing, the Managing Dealer waives or reduces to $10,000 or less Class I investment minimums for purchases:
(1) through fee-based programs,
also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name in an amendment or supplement to this prospectus. The foregoing categories of investors who are granted waivers or reductions by the Managing Dealer from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Managing Dealer enters into with participating intermediaries, as applicable.
If you are eligible to purchase all four classes of shares, you should be aware that Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares do not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Managing Dealer nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on
registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law. In addition to the Managing Dealer, the Founding Distributor also participated in the initial public offering (SEC File No. 333-259453; FINRA Filing ID 2021-08-04-5861739) on behalf of certain of its “associated persons,” as defined by FINRA. However, such associated persons purchased shares at the same public offering prices per share as those of other shareholders that are not “associated persons” of the Founding Distributor that purchased shares in the same share class and on the same subscription date. Therefore, the acquisition of such shares is not deemed “underwriting compensation” as defined in Supplemental Material 0.01 of FINRA Rule 5110.
Purchase Price
Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

Underwriting Compensation
We entered into a Managing Dealer Agreement with the Managing Dealer, pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures.
As set forth in and pursuant to the Managing Dealer Agreement, we will pay the Managing Dealer only shareholder servicing and/or distribution fees with respect to Class S shares, Class D and Class F shares. We will not pay any other fees to the Managing Dealer or referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares. The terms and arrangements of all underwriting compensation paid in connection with the Fund’s offering will comply with FINRA Rule 5110(g)(4).
Upfront Sales Loads
Class
 S, Class
 D, Class
 I and Class
 F Shares.
Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, Class I shares or Class F shares; however, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares.
Shareholder Servicing and/or Distribution Fees — Class S, Class D and Class F
The following table shows the shareholder servicing and/or distribution fees we pay the Managing Dealer with respect to the Class S, Class D, Class I and Class F on an annualized basis as a percentage of our NAV for such class.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—
Class F shares	0.50%
The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month and subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below.
The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares, Class D shares and Class F shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S, Class D or Class F shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Other Compensation
We or the Adviser may also pay directly, or reimburse the Managing Dealer if the Managing Dealer pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).
Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D or Class F shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Managing Dealer fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction
based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).
Term of the Managing Dealer Agreement
Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. Our obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S, Class D shares and Class F shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification
To the extent permitted by law and our Declaration of Trust, we will indemnify the participating brokers and the Managing Dealer against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.
Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, case studies and articles and publications concerning credit markets and direct lending. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares.
Share Distribution Channels and Special Discounts
We expect our Managing Dealer to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Managing Dealer is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.
Offering Restrictions
Notice to
Non-U.S.
Investors
To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of Common Shares.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Managing Dealer. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares in a particular quarter, or if our Board modifies, suspends or terminates the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Managing Dealer. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “HPS Corporate Lending Fund.” For Class S, Class D and Class F shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $10,000 or $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Managing Dealer. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•
By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Managing Dealer).
For example, if you wish to subscribe for Common Shares on November 1, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares will be credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Purchase Price
Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Managing Dealer, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.

•
Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line,
1-888-484-1944.

•
You will receive a confirmation statement of each new transaction in your account from us or your financial advisor, participating broker or financial intermediary as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined.

Our NAV may vary significantly from one month to the next. Through our website at
www.hlend.com
, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or
over-the-counter,
where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV is calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.
We have commenced a share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act.
You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase shares on such terms as may be determined by our Board in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.
The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders. When the Board determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at:
www.hlend.com
. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.
Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Repurchase of HPS’s shares by the Fund will be on terms no more favorable than, and with the same limitations as, those applicable to shareholders under the share repurchase program described herein. Most of our assets consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to broadly syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the Adviser is not required to make such recommendations to the Board if the Fund has, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) during each of the four quarters in such LTM Repurchase Period or (ii) 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV) on a cumulative basis during such LTM Repurchase Period, provided that the cumulative percentage will be calculated by summing the percentage of each such quarter’s repurchases as measured against the aggregate number of shares or NAV for the applicable quarter in which the repurchases occurred.
For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less (i) Fund expenses, including, without limitation, management fees, (ii) amounts that may become due under any borrowing or other financings or similar obligations, (iii) amounts needed to meet current or anticipated debt covenants, (iv) amounts consistent with historical working capital requirements, and (v) obligations imposed by (x) law, including the requirement under the Omnibus Guidelines that we not impair our capital or operations, (y) courts, or (z) arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board would also consider additional ways to improve shareholder liquidity.
If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) during each of the four quarters in such LTM Repurchase Period or (ii) 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV) on a cumulative basis during such LTM Repurchase Period, provided that the cumulative percentage will be calculated by summing the percentage of each such quarter’s repurchases as measured against the aggregate number of shares or NAV for the applicable quarter in which the repurchases occurred.
In the event that any shareholder fails to maintain the minimum balance of $1,500 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DISTRIBUTION REINVESTMENT PLAN
We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distributions in cash as provided below. As a result, if the Board authorizes, and we declare, a cash distribution or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash distribution or other distribution reinvested in our shares, except shareholders located in certain states or who are clients of selected participating brokers, as described below. Shareholders who are eligible for default enrollment can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements. Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares.
If any shareholder initially elects not to participate or is defaulted to non-participation
by virtue of residing in one the states mentioned above or being a client of a participating broker dealer that does not permit automatic enrollment in distribution reinvestment plans, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or U.S. Bank Global Fund Services (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Common Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant
will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Common Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Managing Dealer fees charged to you if you participate in the distribution reinvestment plan. We pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus. Shareholders will not pay transaction related charges when purchasing Common

Shares under our distribution reinvestment plan, but all outstanding Class S, Class D and Class F shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.
See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio

Company” is defined in the 1940 Act as any issuer which:
(a) is organized under the laws of, and has its principal place of business in, the United States;
(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c) satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2) Securities of any Eligible Portfolio Company controlled by us.
(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the Eligible Portfolio Company.
(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On August 30, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have entered into credit facilities, unsecured notes, and other financing arrangements to facilitate our investment objectives. Such credit facilities typically bear interest at floating rates spreads over SOFR or other applicable reference rates. Shareholders bear the costs associated with any borrowings under our financing arrangements. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a total return swap agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. We would typically have to post collateral to cover this potential obligation.
We have created, and may in the future also create, leverage by securitizing our assets (including in CLOs) and retaining the equity portion of, and/or the subordinated notes issued by, the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
We and the Adviser have adopted a code of ethics pursuant to Rule
17j-1
under the 1940 Act and Rule
204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202)
551-8090.
You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Adviser and certain funds and accounts managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.
As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule
206(4)-6
under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.
Proxy Policies
The Adviser’s policies and procedures are reasonably designed to ensure that the Adviser votes proxies in our best interest and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by us, taking into consideration our investment horizons and other relevant factors. It will review on a case-by-case
basis each proposal submitted for a

shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.
Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser requires the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing our investment in a particular company.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, HPS Advisors, LLC 40 West 57
th
Street, 33
rd
Floor New York, NY 10019.
Net Worth of Sponsors
The NASAA, in its Omnibus Guidelines, requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the 1934 Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is
www.hlend.com.
We make available free of charge on our website our annual report on Form
10-K,
quarterly reports on Form
10-Q,
current reports on Form
8-K,
proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors, including a partner in a partnership that will hold Common Shares, should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income (determined without regard to the deduction for dividends paid) and its net tax-exempt
income (if any) for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
The Fund is authorized to borrow funds and to sell assets in order to satisfy the distribution requirement. However, under the 1940 Act, the Fund is not permitted to make distributions to shareholders while the Fund’s debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirement may be limited by (1) the illiquid nature of the Fund’s portfolio and/or (2) other requirements relating to the Fund’s qualification as a RIC, including the diversification requirements. If the Fund disposes of assets in order to meet the distribution requirement or to avoid imposition of the 4% federal excise tax, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.
Some of the income and fees that the Fund may recognize, such as fees for providing managerial assistance, certain fees earned with respect to the Fund’s investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% income requirement. In order to manage the risk that such income and fees might disqualify the Fund as a RIC for a failure to satisfy the 90% income requirement, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.
A portfolio company in which the Fund invests may face financial difficulties that require the Fund to work-out, modify or otherwise restructure its investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash income. Any such transaction could also result in the Fund receiving assets that give rise to income that is not qualifying income for purposes of the 90% income requirement, and we may need to hold such assets in a taxable subsidiary and pay federal and state income tax on income related to such assets.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund may for tax purposes have aggregate taxable income for several taxable years that the Fund is required to distribute and that is taxable to shareholders even if such taxable income is greater than the net income the Fund actually earns during those taxable years. Any underwriting fees paid by the Fund are not deductible.
For federal income tax purposes, the Fund is generally permitted to carry forward a net capital loss in any taxable year to offset its own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. Any such loss carryforwards will retain their character as short-term or long-term. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.
While the Fund generally intends to qualify as a RIC for each taxable year, it is possible that we may not satisfy the diversification requirements described above, and thus may not qualify as a RIC. If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, even if such income were distributed to its shareholders, and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
The remainder of this discussion assumes that the Fund qualifies as a RIC for each taxable year.
Distributions
Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares pursuant to the distribution reinvestment plan. Shareholders receiving distributions in the form of additional shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed shares. The additional shares received by a shareholder pursuant to the distribution reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by the shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholders is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to its business interest income.
The Internal Revenue Service currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions pursuant to the distribution reinvestment plan.
Sale or Exchange of Common Shares
Upon the sale or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale or other disposition of shares if the owner acquires (including pursuant to the distribution reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such shares.
From time to time, the Fund may offer to repurchase its outstanding shares. Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming shares of the Fund.
Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the Internal Revenue Service and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund may make certain tax elections, if relevant, in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to primarily invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to distribute sufficient income to preserve our tax status as a RIC and minimize the extent to which we are subject to U.S. federal income tax.
Original Issue Discount
For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon
securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Market Discount
In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Foreign Taxes
The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding and other taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.
Passive Foreign Investment Companies
The Fund may invest in stocks of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is classified as a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general, under the PFIC rules, an “excess distribution” received with respect to PFIC stock is treated as having been realized ratably over the period during which the Fund held the PFIC stock. The Fund will be subject to tax on the portion, if any, of the excess distribution that is allocated to its holding period in prior taxable years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior taxable years) even though the Fund distributes the corresponding income to shareholders. Excess distributions include any gain from the sale of PFIC stock as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC stock. Under such an election, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Treasury Regulations generally treat income inclusion from a PFIC with respect to which the Fund has made such an election as qualifying income for purposes of the 90% income requirement if (i) there is a current distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion or (ii) such income inclusion is derived with respect to the Fund’s business of investing in stock, securities, or currencies. Alternatively, the Fund may be able to elect to mark to market its PFIC stock, resulting in any unrealized gains at year end being treated as though they were realized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior years with respect to stock in the same PFIC.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject the Fund to tax on certain income from PFIC stock, the amount that must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC stock.
Warrants
Gain or loss realized by the Fund from warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Fund held a particular warrant.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, distributions on shares in certain circumstances. Limits on the Fund’s payments of distributions on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments.
Backup Withholding
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
U.S. Taxation of
Tax-Exempt
U.S. Shareholders
A U.S. shareholder that is a
tax-exempt
organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt
U.S. shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt
U.S. shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of the Fund’s equity and receipt of distributions with respect to such equity (regardless of whether we incur indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt
U.S. shareholder. Therefore, a
tax-exempt
U.S. shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that the Fund incurs. Certain tax-exempt
private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying
investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt
investors could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt
U.S. shareholder recognizing income that would be treated as UBTI.

Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
As a RIC is a corporation for U.S. federal income tax purposes, its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a foreign shareholder should not be considered to earn income “effectively connected” with a U.S. trade or business solely as a result of activities conducted by the Fund.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. The portion of distributions considered to be a return of capital for U.S. federal income tax purposes generally will not be subject to tax. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of certain interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Interest-related dividends do not include distributions paid in respect of a RIC’s
non-U.S.
source interest income or its dividend income (or any other type of income other than generally non-contingent
U.S.-source interest income received from unrelated obligors). In the case of shares of the Fund held through an intermediary, the intermediary may withhold U.S. federal income tax even if the Fund reports the payment as interest-related dividends or short-term capital gain dividends. There can be no assurance as to whether any of the Fund’s distributions will be eligible for an exemption from withholding of U.S. federal income tax or, as to whether any of the Fund’s distributions that are eligible, will be reported as such by us.
A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations, as applicable. Foreign corporate shareholders may also be subject to the 30% branch profits tax imposed by the Code.
The Fund may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our shares.
Foreign and Other Taxation
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.
In addition, shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

RESTRICTIONS ON SHARE OWNERSHIP
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for
e.g.
, IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any Similar Laws, or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan.
In contemplating an investment in the Fund, fiduciaries of Plans that is a Benefit Plan Investor (defined below) subject to Title I of ERISA or Section 4975 of the Code should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Asset Regulations. Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a “Publicly-Offered Security” nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by “benefit plan investors” (“Benefit Plan Investors”) is not “significant” (each within the meaning of the Plan Asset Regulations). The term “Benefit Plan Investor” is defined in the Plan Asset Regulations to include (a) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (b) any plan described in section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.
Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded. The Plan Assets Regulations define the term “publicly-offered security” as a security that is “widely-held,” “freely transferrable” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act if the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred. A security is considered “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Assets Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. It is noted that the Plan Assets Regulations only establish a presumption in favor of the finding of free transferability where the applicable investment minimum is $10,000 or less and the restrictions are consistent with the particular types of restrictions listed in the Plan Assets Regulations. With respect to the question of free transferability, it is noted that, while the minimum initial investment in Class I shares is $1,000,000, the minimum is waived or reduced to $10,000 or less for a substantial portion of the eligible purchasers of Class I shares.

If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Covered Plan any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries
for actions taken by or on behalf of the Fund or the Adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt
status.
Accordingly, the Fund intends to conduct its affairs so that its assets should not be deemed to constitute “plan assets” under the Plan Asset Regulations. In this regard, generally, we intended to take one of the following approaches: (1) in the event that each class of Common Shares is considered a “Publicly-Offered Security,” we will not limit “benefit plan investors” from investing in the Common Shares, and (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Asset Regulations (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit “benefit plan investors” from owning any class that does not constitute a Publicly-Offered Security. For purposes of the 25% test in the immediately preceding sentence, we will disregard equity interests held by persons (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the Fund or any person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such person, (with “control” for this purpose means with respect to a person other than an individual, means the power to exercise a controlling influence over the management or policies of such person) (“Controlling Persons”) as contemplated by the Plan Asset Regulations. In this respect, in order to avoid the possibility that our assets could be treated as “plan assets,” within the meaning of the Plan Asset Regulations, until such time as each class of our Common Shares constitutes “Publicly-Offered Securities,” (i) we will require any person proposing to acquire any of the Class S, Class D, Class I, and Class F Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person, and (ii) we will have the power to (a) exclude any shareholder or potential shareholder from purchasing any of the Class S, Class D, Class I, and Class F Common Shares, (b) prohibit any redemption of Class S, Class D, Class I, or Class F Common Shares, and (c) redeem some or all Class S, Class D, Class I, and Class F Common Shares held by any holder if, and to the extent that, our Board determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Class S, Class D, Class I, and Class F Common Shares would result in our assets to be characterized as plan assets under the Plan Asset Regulations, and each of the Class S, Class D, Class I, and Class F Common Shares of the Fund shall be subject to such terms and conditions. After such time as all of Class S, Class D, Class I, Class F and Common Shares (and any other equity interests in the Fund (if any)) constitute “Publicly-Offered Securities,” the Fund may no longer be required to limit or prohibit “benefit plan investors” from investing in the Fund.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is 8 Greenway Plaza, Suite 1100. Houston, TX 77046. U.S. Bank Global Fund Services will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 615 East Michigan Street, Milwaukee, WI 53202. U.S. Bank National Association and its affiliates are acting solely in the capacity of custodian, transfer agent and escrow agent in connection with the offering of securities described herein, and have not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board, if any, our Adviser is primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally seeks reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.
EXPERTS
The financial statements as of December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LEGAL MATTERS
Dechert LLP, New York, NY, acts as counsel to the Fund.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form
N-2,
together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.
We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at

http://www.sec.gov.
Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following
e-mail
address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

HPS INVESTMENT PARTNERS, LLC
PRIVACY NOTICE
April 2024
Dear Investor,
Enclosed please find the HPS Investment Partners, LLC (“HPS”) Privacy Notice that details how HPS collects, shares and protects your personal information. The purpose of this notice is to inform you as to how you may limit the sharing of your personal information with our affiliates for marketing purposes.
HPS will continue to distribute a Privacy Notice to all existing investors in the event of a substantive change to our privacy policies. If you have any questions, please contact our Compliance Department at (833)
457-0279.

Rev. April 2024

FACTS	WHAT DOES HPS DO WITH YOUR PERSONAL INFORMATION?
Why?
Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?
The types of personal information we collect and share depend on the product or service you have with us. This information can include:
•  Social Security number and income
•  Account balances and transaction history
•  Wire transfer instructions and assets

How?
All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons HPS chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does HPS share?	Can you limit this sharing?

For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No

For our marketing purposes – to offer our products and services to you	Yes	No

For joint marketing with other financial companies	Yes	No

For our affiliates’ everyday business purposes – information about your transactions and experiences	Yes	No

For our affiliates’ everyday business purposes – information about your credit worthiness	Yes	Yes

For our affiliates to market to you	Yes	Yes

For nonaffiliates to market to you	Yes	Yes

To limit our sharing
Call the Compliance Department at (833)
457-0279.

Please note:

If you are a
new
customer, we can begin sharing your information 30 days from the date we sent this notice. When you are no longer
our customer, we continue to share your information as described in this notice.

However, you can contact us at any time to limit our sharing.

Questions?	Call (833) 457-0279

Who we are
Who is providing this notice?
The HPS family of advisers, which includes the following entities: HPS Advisors, LLC, HPS Securities, LLC, HPS Investment Partners (UK) LLP; HPS Investment Partners (HK) Limited; HPS Investment Partners (AUS) Pty Ltd.; HPS ALSC Management, LLC; HPS Investment Partners (SG) Pte. Ltd.; HPS RE Management, LLC; HPS Investment Partners CLO (US), LLC; HPS Investment Partners CLO (UK) LLP; Segovia Loan Advisors (UK) LLP; HPS Investment Partners Lux Sarl;; HPS Mezzanine Partners II, LLC; HPS Mezzanine Management III, LLC; HPS Mezzanine Management 2019, LLC; HPS Strategic Investment Management V, LLC; HPS Opportunities SL Management, LLC; HPS EF GP, LLC; HPS EL SLF 2016 GP; CGC, LLC; and CGC III Partners, LLC.

What we do
How does HPS protect my personal information?
To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does HPS collect my personal information?
We collect your personal information, for example, when you:
•  enter into an investment advisory contract
•  give us your income information or give us your contact information
•  make a wire transfer or provide account information

We also collect your personal information from others, such as affiliates, credit bureaus or other companies.

Why can’t I limit all sharing?
Federal law gives you the right to limit only
•  sharing for affiliates’ everyday business purposes – information about your creditworthiness
•  affiliates from using your information to market to you
•  sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing. See below for more on your rights under state law.

What happens when I limit sharing for an account I hold jointly with someone else?	Your choices will apply to everyone on your account.
Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Our affiliates include financial companies such as those HPS entities with common ownership.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Nonaffiliates we share with can include placement agents and banks.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Our joint marketing partners include other financial sponsors.
Other important information
State laws:
NV: We are providing this notice pursuant to Nevada law. If you prefer not to receive marketing calls from us, you may be placed on our Internal Do Not Call List by calling the Compliance Department at (833)
457-0279
or by writing to us at
privacy@hpspartners.com
.
California Residents: In accordance with the California Financial Information Privacy Act, we will not share information we collect about California residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We also will limit the sharing of information about you with our affiliates to the extent required by applicable California law.
Vermont Residents: In accordance with Vermont law, we will not share information we collect about Vermont residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will not share creditworthiness information about Vermont residents among HPS’s affiliates except with the authorization or consent of the Vermont resident.

April 2023
HPS INVESTMENT PARTNERS
DATA PRIVACY NOTICE
This Data Privacy Notice applies to you to the extent that EU and UK Data Protection Legislation (defined below) applies to our processing of your personal data or if you are a resident of the European Union (“
EU
”), the European Economic Area (“
EEA
”), or the United Kingdom (the “
UK
”). It also applies to you if you are an investor in a Cayman Islands fund, as you will have rights under the Data Protection Act (As Revised) of the Cayman Islands, and related regulations and guidance (“
DPA
”). If this Data Privacy Notice applies to you, you have certain rights with respect to your personal data, as outlined below.
For this Data Privacy Notice, “
EU and UK Data Protection Legislation
” means all applicable legislation and regulations relating to the protection of personal data in force from time to time in the EU, the EEA, or the UK including (without limitation): Directive 2002/58/EC (the Privacy and Electronic Communications Directive), Regulation (EU) 2016/679 (the General Data Protection Regulation) and any national implementing or successor legislation (including but not limited to the Luxembourg law of August 1, 2018 on the organization of the National Commission for Data Protection and the general regime on data protection), the General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, or any other legislation which implements any other current or future legal act of the EU or the UK concerning the protection and processing of personal data, and including any amendment or re-enactment
of the foregoing. “Data Protection Laws” means the EU and UK Data Protection Legislation and the DPA, as applicable. The terms “
data controller
”, “
data processor
”, “
data subject
”, “
personal data
” and “
processing
” in this Data Privacy Notice shall be interpreted in accordance with the applicable EU and UK Data Protection Legislation.
If you have any questions about this Data Privacy Notice and whether any of the following applies to you, please contact
GDPR-Compliance@hpspartners.com
.
HPS Investment Partners and the investment funds it manages (collectively, “we” or “us”) are sensitive to the privacy concerns of the individual investors, and individuals associated with institutional investors, in our funds. We have a policy of protecting the confidentiality and security of information we collect about you. We are providing you this Data Privacy Notice to help you better understand why and how we collect certain personal data, the care with which we treat that personal data, and how we use that personal data. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment with us, this will be relevant for, and applicable to, those individuals, and you should transmit this document to such individuals or otherwise advise them of its content.
Categories of personal data collected and lawful bases for processing
In connection with forming, operating and advising private investment funds and accounts for our investors, HPS Investment Partners, LLC, HPS Investment Partners (UK) LLP, HPS Investment Partners Lux Sàrl, HPS Investment Partners (HK), Limited, HPS Investment Partners (SG) Pte. Ltd. and HPS Investment Partners (AUS) Pty Ltd.(together with their affiliates, the “
HPS Group
”), our funds and their general partners and managing members, each of their affiliates and, in each case, their administrators, legal and other advisors and agents (the “
Authorised Entities
”) collect, record, store, adapt, and otherwise process and use personal data either relating to you as the investor or to any other person, partner, officer, director, employee, shareholder, ultimate beneficial owner or affiliate of you (as the investor) or to any other data subject from the following sources:

a)	information we receive from you in conversations over the telephone, in voicemails, through written correspondence, via e-mail, or on subscription agreements, investor questionnaires, applications or other forms (including, without limitation, any anti-money laundering (“ AML ”), identification, and verification documentation);

b)	information about your transactions with us or others;

c)	information captured on our website, including any information captured via “cookies”; and

d)	information relating to you from available public sources, including from:

(i)	publicly available and accessible directories and sources;

(ii)	tax authorities, including those that are based outside the UK, the EEA or the Cayman Islands, if you are subject to tax in another jurisdiction;

(iii)	governmental and competent regulatory authorities to whom we have regulatory obligations; and

(iv)	fraud prevention and detection agencies and organisations.
We will process the following categories of personal data:

a)	names, dates of birth and birth places;

b)	contact details and professional addresses (including physical address, email address and telephone number);

c)	account data and other information contained in any document provided by you as investor to the Authorised Entities (whether directly or indirectly);

d)	transaction history, investment experience and investment activity as well as income information;

e)	information regarding your status under various laws and regulations, including your social security number, tax status, income and assets;

f)	accounts and transactions with other institutions;

g)	information regarding your interest in any of our funds, including ownership percentage, capital investment, income and losses;

h)	information regarding your citizenship and location of residence;

i)	source of funds and source of wealth used to make an investment in any of our funds and nature of your business activities; and

j)	anti-money laundering identification (including passport and drivers’ license) and verification documentation.
We may combine personal data that you provide to us with information that we collect from, or about you, in some circumstances. This will include information collected in an online or offline context.
The Authorised Entities, when acting as data controllers within the meaning of the Data Protection Laws, undertake to hold any personal information provided by investors in confidence and in accordance with the Data Protection Laws.
We rely on the legal bases of contractual necessity to provide the services under our agreements with you and our legitimate interests (or those of a third party) in operating our businesses, where such interests are not overridden by your interests, fundamental rights or freedoms, in each case, to process the personal data as set out in this Data Privacy Notice. From time to time, we may need to process the personal data on other legal bases, including: with your consent; to comply with a legal obligation; if it is necessary to protect the vital interests of you or other data subjects; or if it is necessary for a task carried out in the public interest. Your failure to provide the personal data requested to fulfil the purposes described in this Data Privacy Notice may result in us being unable to provide the services requested by you under our agreements with you or otherwise.

Purpose of processing
Your (or your personnel’s) personal data will be used by the Authorised Entities for the following purposes:

a)	for the performance of, or in connection with, the terms of our agreements with you and the operation of funds or accounts in which you invest;

b)	to manage and administer your holding in such fund or account in accordance with the relevant governing documents of the applicable fund or account and any agreements between you and such fund or us;

c)
in our legitimate business interests in relation to communicating with you as necessary in connection with our business relationship and generally in connection with your interest in any fund or account, including determining whether other services or products may be suitable for you and to facilitate your subscription in other funds;

d)
in our legitimate business interests to administer our funds and accounts (including in connection with evaluating your eligibility to invest in such funds and accounts, and in connection with the borrowings of such funds and accounts);

e)
in our legitimate business interests to monitor, understand and improve our fund business and investor relationships generally and to market our funds to our current and former investors (in each case, to the extent permitted by the Data Protection Laws), including carrying out statistical analysis and market research;

f)	in connection with making and disposing investments including with respect to anti-money laundering and know-your-customer review;

a)
to comply with legal and regulatory obligations or legal processes applicable to certain investors, applicable funds and/or the Authorised Entities from time to time including applicable anti-money laundering and counter terrorist financing legislation, regulation or procedure, or as we otherwise deem advisable in connection with applicable law or regulations;

b)	to comply with any tax regulations and requests from tax authorities;

c)	in our legitimate business interests in relation to managing corporate transactions on an ongoing basis, such as investments, mergers or acquisitions; and

d)	for any other purposes notified to you or agreed in writing with you (as applicable) from time to time.
We will also monitor communications where we are required to do so to comply with our regulatory rules and practices and, where we are permitted to do so, to protect our business and the security of our systems.
Sharing and transfers of personal data
In addition to disclosing personal data to the Authorised Entities, we will disclose your personal data where permitted by the Data Protection Laws, to our service providers, employees, agents, contractors, consultants, professional advisers, administrators, attorneys, accountants, lenders, data processors, joint-venture partners, regulatory and self-regulatory bodies, auditors, technology providers, transaction counter-parties, issuers/portfolio companies of investments (in connection with any anti-money laundering and know-your-customer review), other fund service providers (e.g. anti-money laundering advisers), financing providers, co-investors
and other persons employed and/or retained by us in order to fulfil the purposes described in this Data Privacy Notice. In addition, we may share personal data with regulatory bodies having competent jurisdiction over us, as well as with the tax authorities, auditors and tax advisers (where necessary or required by law). We may also share your personal information with applicable third parties in the event of a reorganization, merger, sale, acquisition, assignment or other disposition of all or a portion of our business, assets or shares.

Please note that, as our funds are domiciled in, and operate outside the EEA and UK, in the Cayman Islands, United States and Canada, by providing your personal information to us, you are transferring your personal data to countries which may not have the same or equivalent data protection laws as that required under the Data Protection Laws (“
Non-Equivalent
Countries
”). We may further transfer your personal data between
Non-Equivalent
Countries. In the event that we collect personal information from you in the EEA or the UK and transfer it to or between
Non-Equivalent
Countries, any such transfer of personal data will be in compliance with EU and UK Data Protection Legislation and appropriate measures will be in place to ensure this, such as entering into model contractual clauses (as published or approved by the European Commission, the Government of the United Kingdom, or the Information Commissioner’s Office (as applicable)). Any transfer of personal information by us or our duly authorised affiliates and/or delegates outside of the EEA, the UK, or the Cayman Islands (as applicable) shall be in accordance with applicable law. For more information on the means of transfer of investors’ data, please contact the EU and UK privacy team at
GDPR-Compliance@hpspartners.com
.
Sensitive personal data
We may, in limited circumstances, collect and process sensitive personal data in connection with its obligations under applicable AML laws. Any sensitive personal data will only be used and disclosed, as necessary, for such purpose.
Retention and security of personal data
We consider the protection of personal data to be a sound business practice, and to that end, we employ appropriate technical and organizational measures, including robust physical, electronic and procedural safeguards designed to protect your personal data in our possession or under our control.
Please note that personal data may be retained by us and our funds and accounts for the duration of your investment and afterwards including but not limited to, in connection with legal, tax and regulatory obligations, and our record retention policies.
Third party providers of information
We may obtain personal data relating to individuals from someone other than that individual. This may include personal data relating to beneficial owners, partners, directors, officers, employees, advisors or other related persons of an investor or of the person providing the personal data. The personal data may be obtained from a variety of sources, such as financial advisors to investors, employers of individuals, and / or direct and indirect service providers to the HPS Group and its funds, such as vendors providing AML and sanctions checking databases. The person providing the information will be asked to warrant that it will only do so in accordance with applicable data protection laws, and that it will ensure that before doing so, the individuals in question are made aware of the fact that the HPS Group will hold information relating to them and that it may use it for any of the purposes set out in this Data Privacy Notice, and where necessary that it will obtain consent to the HPS Group’s use of the information. The HPS Group may, from time to time, require such third party providers of personal data to provide a copy of this Data Privacy Notice to the relevant data subjects.
Recipient of the personal data
In any case where we share personal data with a third party data controller (including, as appropriate, our affiliates and our funds’ service providers), the use by that third party of the personal data will be subject to the third party’s own privacy policies.

Updates to personal data
We will use reasonable efforts to keep personal data up to date. However, each person will need to notify us without delay in the event of any change in his / her personal circumstances, or those of its connected individuals, so that we can keep the personal data up to date.
Data subject rights
Pursuant to EU and UK Data Protection Legislation, investors have the right to object to processing of personal data by the Authorised Entities and a number of other rights which may be exercised in respect of their personal data in certain circumstances, and subject to certain limitations, as provided for in the EU and UK Data Protection Legislation, i.e.:

a)	the right of access to personal data held by us and our funds and accounts;

b)	the right to amend and rectify any inaccuracies in personal data held by us and our funds and accounts;

c)	the right to erase personal data held by us and our funds and accounts;

d)	the right to data portability of personal data held by us and our fund and accounts; and

e)	the right to request the restriction of the processing of personal data held by us and our funds and accounts.
These rights will be exercisable subject to limitations as provided for in EU and Data Protection Legislation. You may make a request to us to exercise these rights by contacting the EU and UK privacy team at
GDPR-Compliance@hpspartners.com
. Note that investors have the right to lodge a complaint with the appropriate regulator. In the UK, the data protection regulator is the Information Commissioner’s Office, whose website
you can search for further information. A full list of EU data protection regulators is available here
.
Investors in Cayman Islands investment funds have broadly analogous rights under the DPA.
For queries, requests or comments in respect of this notice or the way in which we use investors’ personal data, please contact the EU and UK privacy team at
GDPR-Compliance@hpspartners.com
.
Non-natural
persons
If personal data is provided to us by anyone other than a natural person (that is, a partnership, trust, corporation or other entity) (the “
Data Provider
”), such Data Provider hereby undertakes, represents and warrants that:

a)
all personal data that is and will be provided or made available to us, or another party on our behalf, has been collected, processed and transferred in accordance with applicable Data Protection Laws;

b)	such personal data is and will be adequate, relevant, limited to what is necessary for the purposes described in this Data Privacy Notice, accurate and up-to-date; and
c)
the data subjects of the personal data have been made aware of the purposes for, and manner in, which such personal data will be processed by us (as set out in this Data Privacy Notice) and (where required by applicable Data Protection Laws) have consented in writing to such processing, including the transfer of personal data to
Non-Equivalent
Countries
.

HPS Corporate Lending Fund

Report of Independent Registered Public Accounting Firm
To the Board of Trustees and Shareholders of HPS Corporate Lending Fund
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of HPS Corporate Lending Fund and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of changes in net assets and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2023 and 2022 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Certain Level 3 Debt Investments Developed Using a Yield Analysis
As described in Note 5 to the consolidated financial statements, the Company had $8,028 million of level 3 investments measured at fair value as of December 31, 2023, with debt investments representing $7,992 million of this total. Investments classified within Level 3 have unobservable inputs, as they trade infrequently, or not at all. When observable prices are not available for these investments, management uses one or more valuation techniques of which sufficient and reliable data is available. For $6,443 million of those level 3 debt investments, the fair values were determined by management using a yield analysis valuation technique. The significant unobservable input used by management in the yield analysis is the discount rate based on comparable market yields.
The principal considerations for our determination that performing procedures relating to the valuation of certain level 3 debt investments developed using a yield analysis is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the level 3 debt investments; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s yield analysis valuation technique and the discount rate based on comparable market yields; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, for certain level 3 debt investments developed using a yield analysis, testing the completeness and accuracy of underlying data used by management, as well as either (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the yield analysis used by management; (iii) evaluating the reasonableness of the significant unobservable input related to the discount rate based on comparable market yields by considering the consistency with external market and industry data, or (iv) the use of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate by developing an independent fair value estimate range using independently determined assumptions, and comparing the independent fair value estimate range to management’s estimate.
/s/PricewaterhouseCoopers LLP
New York, New York
March 21, 2024
We have served as the Company’s auditor since 2021.

HPS Corporate Lending Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $9,058,649 and $5,860,186 at December 31, 2023 and December 31, 2022, respectively)	$9,145,583	$5,716,521
Non-controlled/affiliated investments (amortized cost of $19,639 and $0 at December 31, 2023 and December 31, 2022, respectively)	19,824	—
Controlled/affiliated investments (amortized cost of $125,513 and $0 at December 31, 2023 and December 31, 2022, respectively)	124,003	—

Total investments at fair value (amortized cost of $9,203,801 and $5,860,186 at December 31, 2023 and December 31, 2022, respectively)	9,289,410	5,716,521
Cash and cash equivalents	188,775	74,241
Interest receivable from non-controlled/non-affiliated investments	91,134	51,778
Dividend receivable from non-controlled/non-affiliated investments	83	—
Deferred financing costs	30,825	20,187
Deferred offering costs	891	310
Derivative assets, at fair value (Note 6)	8,353	991
Receivable for investments	105,138	8,591
Other assets	811	410

Total assets	$9,715,420	$5,873,029

LIABILITIES
Debt (net of unamortized debt issuance costs of $11,833 and $3,572 at December 31, 2023 and December 31, 2022, respectively)	$4,206,900	$2,342,067
Payable for investments purchased	71,339	—
Interest payable	58,786	17,440
Derivative liabilities, at fair value (Note 6)	9,104	2,136
Due to affiliates	12,833	5,250
Distribution payable (Note 9)	74,907	39,090
Payable for share repurchases (Note 9)	63,474	9,814
Management fees payable (Note 3)	5,591	—
Income based incentive fees payable (Note 3)	20,347	—
Capital gains incentive fees payable (Note 3)	3,518	—
Shareholder servicing fee payable	1,524	1,032
Accrued expenses and other liabilities	1,733	928

Total liabilities	4,530,056	2,417,757

Commitments and contingencies (Note 8)
NET ASSETS
Common Shares, $0.01 par value (206,889,570 and 144,699,650 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively)	2,069	1,447
Additional paid in capital	5,113,205	3,574,281
Distributable earnings (loss)	70,090	(120,456)

Total net assets	5,185,364	3,455,272

Total liabilities and net assets	$9,715,420	$5,873,029

NET ASSET VALUE PER SHARE
Class I Shares:
Net assets	$1,314,775	$838,207
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	52,457,511	35,101,879
Net asset value per share	$25.06	$23.88

HPS Corporate Lending Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Class D Shares:
Net assets	$706,613	$418,798
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	28,192,719	17,538,259
Net asset value per share	$25.06	$23.88
Class F Shares:
Net assets	$3,142,475	$2,198,267
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	125,381,461	92,059,512
Net asset value per share	$25.06	$23.88
Class S Shares:
Net assets	$21,501	$—
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	857,879	—
Net asset value per share	$25.06	$—
The accompanying notes are an integral part of these consolidated financial statements.

HPS Corporate Lending Fund
Consolidated Statements of Operations
(in thousands)

	Year Ended December 31,
	2023	2022	2021
Investment income:
From non-controlled/non-affiliated investments:
Interest income	$854,132	$267,488	$—
Payment-in-kind interest income	35,821	9,584	—
Dividend income	489	—	—
Other income	2,938	1,446	—

Total investment income	893,380	278,518	—

Expenses:
Interest expense	257,847	53,964	—
Management fees	52,852	26,485	—
Income based incentive fee	70,466	23,211	—
Capital gains incentive fee	3,518	—	—
Distribution and/or shareholder servicing fees
Class D	1,403	631	—
Class F	13,137	6,642	—
Class S	23	—	—
Organizational costs	—	—	342
Professional fees	4,945	2,312	372
Board of Trustees’ fees	600	502	223
Administrative service expenses (Note 3)	2,459	1,768	—
Other general & administrative	7,685	3,718	259
Amortization of continuous offering costs	1,736	2,059	—

Total expenses	416,671	121,292	1,196
Expense support (Note 3)	—	(4,270)	—
Recoupment of expense support (Note 3)	—	4,270	—
Reimbursable expenses previously borne by Adviser (Note 3)	—	1,196	(1,196)
Distribution and/or shareholder servicing fees waived (Note 3)	—	(5,326)	—
Management fees waived (Note 3)	—	(26,485)	—
Incentive fees waived (Note 3)	—	(23,211)	—

Net expenses	416,671	67,466	—
Net investment income before excise tax	476,709	211,052	—
Excise tax expense	1,531	824	—

Net investment income after excise tax	475,178	210,228	—

Net realized and change in unrealized gain (loss):
Realized gain (loss):
Non-controlled/non-affiliated investments	(16,769)	(2,467)	—
Non-controlled/affiliated investments	(864)	—	—
Foreign currency forward contracts	(7,613)	4,010	—
Foreign currency transactions	(9,464)	4,567	—

Net realized gain (loss)	(34,710)	6,110	—

Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	230,599	(143,665)	—
Non-controlled/affiliated investments	185	—	—
Controlled/affiliated investments	(1,510)	—	—
Foreign currency forward contracts	(6,968)	(2,136)	—
Translation of assets and liabilities in foreign currencies	(8,173)	(11,590)	—

HPS Corporate Lending Fund
Consolidated Statements of Operations
(in thousands)

	Year Ended December 31,
	2023	2022	2021

Net change in unrealized appreciation (depreciation)	214,133	(157,391)	—

Net realized and change in unrealized gain (loss)	179,423	(151,281)	—

Net increase (decrease) in net assets resulting from operations	$654,601	$58,947	$—

The accompanying notes are an integral part of these consolidated financial statements.

HPS Corporate Lending Fund
Consolidated Statements of Changes in Net Assets
(in thousands)

	Year Ended December 31,
	2023	2022	2021
Increase (decrease) in net assets from operations:
Net investment income after excise tax	$475,178	$210,228	$—
Net realized gain (loss)	(34,710)	6,110	—
Net change in unrealized appreciation (depreciation)	214,133	(157,391)	—

Net increase (decrease) in net assets resulting from operations	654,601	58,947	—

Distributions to common shareholders:
Class I	(118,577)	(46,368)	—
Class D	(62,793)	(21,812)	—
Class F	(285,572)	(114,106)	—
Class S	(380)	—	—

Net decrease in net assets resulting from distributions	(467,322)	(182,286)	—

Share transactions:
Class I:
Proceeds from shares sold	393,222	849,178	3
Share transfers between classes	31,876	4,956	—
Distributions reinvested	37,411	15,279	—
Repurchased shares, net of early repurchase deduction	(30,985)	57	—

Net increase (decrease) from share transactions	431,524	869,470	3

Class D:
Proceeds from shares sold	285,908	427,775	—
Share transfers between classes	(4,757)	—	—
Distributions reinvested	24,835	6,105	—
Repurchased shares, net of early repurchase deduction	(42,409)	28	—

Net increase (decrease) from share transactions	263,577	433,908	—

Class F:
Proceeds from shares sold	891,120	2,254,046	—
Share transfers between classes	(28,496)	(4,956)	—
Distributions reinvested	112,818	37,939	—
Repurchased shares, net of early repurchase deduction	(149,279)	(11,799)	—

Net increase (decrease) from share transactions	826,163	2,275,230	—

Class S:
Proceeds from shares sold	20,150	—	—
Share transfers between classes	1,377	—	—
Distributions reinvested	22	—	—
Repurchased shares, net of early repurchase deduction	—	—	—

Net increase (decrease) from share transactions	21,549	—	—

Total increase (decrease) in net assets	1,730,092	3,455,269	3
Net assets, beginning of period	3,455,272	3	—

Net assets, end of period	$5,185,364	$3,455,272	$3

The accompanying notes are an integral part of these consolidated financial statements.

HPS Corporate Lending Fund
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$654,601	$58,947	$—
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation on investments	(229,274)	143,665	—
Net realized (gain) loss on investments	17,633	2,467	—
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts	6,968	2,136	—
Net change in unrealized (appreciation) depreciation on translation of assets and liabilities in foreign currencies	9,541	11,456	—
Net accretion of discount and amortization of premium, net	(39,470)	(11,163)	—
Amortization of deferred financing costs	6,232	2,365	—
Amortization of debt issuance costs	2,128	131	—
Amortization of offering costs	1,736	2,059	—
Payment-in-kind interest capitalized	(31,306)	(9,168)	—
Payment-in-kind dividends capitalized	(381)	—	—
Non-cash other income capitalized	(533)	—	—
Purchases of investments	(3,962,089)	(6,059,286)	—
Proceeds from sale of investments and principal repayments	672,531	216,964	—
Changes in operating assets and liabilities:
Interest receivable from non-controlled/non-affiliated investments	(39,356)	(51,778)	—
Dividend receivable from non-controlled/non-affiliated investments	(83)	—	—
Receivable for investments sold	(96,547)	(8,591)	—
Other assets	(401)	(410)	—
Payable for investments purchased	71,339	—	—
Interest payable	41,346	17,440	—
Due to affiliates	7,583	5,250	—
Management fees payable	5,591	—	—
Income based incentive fees payable	20,347	—	—
Capital gains incentive fees payable	3,518	—	—
Shareholder servicing fee payable	492	1,032	—
Accrued expenses and other liabilities	805	928	—

Net cash provided by (used in) operating activities	(2,877,049)	(5,675,556)	—

Cash flows from financing activities:
Borrowings on debt	6,305,857	5,104,772	—
Repayments of debt	(4,449,666)	(2,771,581)	—
Deferred financing costs paid	(16,870)	(22,551)	—
Debt issuance costs paid	(10,389)	(3,703)	—
Deferred offering costs paid	(2,317)	(2,369)	—
Proceeds from issuance of Common Shares	1,590,400	3,530,999	3
Common Shares repurchased, net of early repurchase deduction	(169,013)	(1,900)	—
Distributions paid in cash	(256,419)	(83,873)	—

Net cash provided by (used in) financing activities	2,991,583	5,749,794	3

Net increase (decrease) in cash and cash equivalents	114,534	74,238	3
Cash and cash equivalents, beginning of period	74,241	3	—

Cash and cash equivalents, end of period	$188,775	$74,241	$3

Supplemental information and non-cash activities:
Interest paid during the period	$208,141	$36,524	$—

HPS Corporate Lending Fund
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2023	2022	2021
Taxes paid during the period	$819	$—	$—
Distribution payable	$74,907	$39,090	$—
Share repurchases accrued but not paid	$63,474	$9,814	$—
Reinvestment of distributions during the period	$175,086	$59,323	$—
Non-cash purchases of investments	$39,502	$49,940	$—
Non-cash sales of investments	$(39,502)	$(49,940)	$—
The accompanying notes are an integral part of these consolidated financial statements.

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt
First Lien Debt - Non-Controlled/Non-Affiliated
Aerospace and Defense
Arcfield Acquisition Corp (4)(6)(9)			8/4/2028		$5,687	$(89)	$(228)
Arcfield Acquisition Corp (4)(9)	SF + 6.25%	11.64%	8/3/2029		48,883	48,042	46,696
Asdam Operations Pty Ltd (4)(5)(8)	B + 5.75%	10.11%	8/22/2028	A$	3,614	2,415	2,374
Asdam Operations Pty Ltd (4)(5)(6)(8)			8/22/2028	A$	5,421	(93)	(132)
Asdam Operations Pty Ltd (4)(5)(8)	B + 5.75%	10.11%	8/22/2028	A$	41,558	27,867	27,304
Cadence - Southwick, Inc. (4)(6)(10)	SF + 6.75%	12.22%	5/3/2028		11,291	2,717	2,852
Cadence - Southwick, Inc. (4)(10)	SF + 6.75%	12.24%	5/3/2029		41,529	40,408	40,998
Cadence - Southwick, Inc. (4)(10)	SF + 6.00%	11.47%	5/3/2029		3,120	3,058	3,058
Frontgrade Technologies Holdings Inc. (4)(6)(9)			1/10/2028		6,864	(152)	(94)
Frontgrade Technologies Holdings Inc. (4)(9)	SF + 6.75%	12.10%	1/9/2030		37,429	36,451	36,988
Frontgrade Technologies Holdings Inc. (4)(9)	SF + 6.75%	12.10%	1/9/2030		7,880	7,732	7,787
Sequa Corp (4)(6)(10)			11/23/2027		13,676	(542)	(135)
Sequa Corp (4)(10)	SF + 7.00%	12.37%	11/24/2028		127,027	121,623	125,770
WP CPP Holdings, LLC (4)(6)(10)			11/30/2029		26,285	(648)	(648)
WP CPP Holdings, LLC (4)(10)	SF + 7.50% (incl 4.13% PIK)	12.88%	11/30/2029		187,888	183,258	183,255

						472,047	475,845	9.18%

Alternative Energy
Braya Renewable Fuels (Newfoundland) LP (4)(5)(15)	SF + 6.50%	11.95%	11/9/2026		17,091	16,765	16,765
Braya Renewable Fuels (Newfoundland) LP (4)(5)(6)(15)			11/9/2026		1,139	(22)	(22)

						16,743	16,743	0.32%

Asset Based Lending and Fund Finance
CRSS HPS LLC (4)(5)(10)	SF + 6.75%	12.21%	12/21/2026		21,772	21,341	21,341

						21,341	21,341	0.41%

Automobiles and Parts
Clarios Global LP (7)	SF + 3.75%	9.11%	5/6/2030		14,963	14,886	15,015
Foundation Automotive Us Corp (4)(10)	SF + 7.75%	13.41%	12/24/2027		4,300	4,249	3,865
Foundation Automotive Corp (4)(5)(10)	SF + 7.75%	13.36%	12/24/2027		13,689	13,536	12,306
Foundation Automotive Us Corp (4)(10)	SF + 7.75%	13.36%	12/24/2027		33,889	33,514	30,466
Oil Changer Holding Corporation (4)(10)	SF + 6.75%	12.27%	2/8/2027		40,597	40,326	40,234
Oil Changer Holding Corporation (4)(10)	SF + 6.75%	12.27%	2/8/2027		8,523	8,468	8,447
Tenneco Inc (8)	SF + 4.75%	10.22%	11/17/2028		2,992	2,424	2,624

						117,403	112,957	2.18%

Chemicals
Illuminate Buyer, LLC (7)	SF + 3.50%	8.97%	6/30/2027		15,111	14,972	15,157

						14,972	15,157	0.29%

Construction and Materials
Esdec Solar Group B.V. (4)(5)(6)(8)			8/30/2028		€17,183	(361)	(164)
Esdec Solar Group B.V. (4)(5)(8)	E + 6.00%	9.97%	8/30/2028		€51,420	55,215	56,271
Nexus Intermediate III, LLC (4)(6)(9)			12/6/2027		300	(3)	—
Nexus Intermediate III, LLC (4)(9)	SF + 5.50%	11.36%	12/6/2027		1,064	1,051	1,064

						55,902	57,171	1.10%

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)		Fair Value	Percentage of Net Assets
Consumer Services
AI Learning (Singapore) PTE. LTD. (4)(5)(12)	SORA + 8.25% (incl 4.00% PIK)	11.70%	5/25/2027	44,063	S$	31,713	32,862
American Academy Holdings, LLC (4)(10)	SF + 11.00% (incl 5.25% PIK)	16.47%	1/2/2025	54,019		54,019	53,914
Auctane Inc (4)(9)	SF + 5.75%	11.23%	10/5/2028	24,563		24,563	24,478
Club Car Wash Operating, LLC (4)(6)(10)	SF + 6.50%	12.00%	6/16/2027	40,289		25,670	26,066
Club Car Wash Operating, LLC (4)(10)	SF + 6.50%	12.00%	6/16/2027	12,958		12,762	12,879
Club Car Wash Operating, LLC (4)(10)	SF + 6.50%	12.00%	6/16/2027	26,517		26,248	26,355
Ensemble RCM LLC (7)	SF + 3.75%	9.23%	8/3/2026	1,979		1,974	1,985
Express Wash Concepts (4)(10)	SF + 6.00%	11.46%	4/30/2027	47,227		46,908	46,662
Express Wash Concepts (4)(10)	SF + 6.00%	11.46%	4/30/2027	26,528		26,344	26,210
Houghton Mifflin Harcourt Company (8)	SF + 5.25%	10.71%	4/9/2029	25,250		24,650	24,831
IXM Holdings, Inc. (4)(11)	SF + 6.50%	11.86%	12/14/2029	18,566		18,289	18,289
IXM Holdings, Inc. (4)(6)(11)			12/14/2029	1,638		(25)	(24)
IXM Holdings, Inc. (4)(6)(11)	SF + 6.50%	11.86%	12/14/2029	2,184		568	568
Learning Care Group, Inc. (8)	SF + 4.75%	10.14%	8/11/2028	1,995		1,967	2,010
Mckissock Investment Holdings, LLC (9)	SF + 5.00%	10.38%	3/12/2029	46,800		45,651	46,859
Mckissock Investment Holdings, LLC (9)	SF + 5.00%	10.54%	3/12/2029	12,517		12,420	12,533
PECF USS Intermediate Holding III Corporation (8)	SF + 4.25%	9.89%	12/15/2028	14,712		14,645	11,558
Polyconcept North America Holdings, Inc. (9)	SF + 5.50%	10.85%	5/18/2029	23,009		22,638	22,846
Spotless Brands, LLC (4)(10)	SF + 6.50%	12.02%	7/25/2028	21,593		21,260	21,670
Spotless Brands, LLC (4)(10)	SF + 6.50%	12.03%	7/25/2028	16,023		15,777	16,080
Spotless Brands, LLC (4)(10)	SF + 6.50%	12.03%	7/25/2028	105,600		103,951	105,979
Spotless Brands, LLC (4)(6)(10)	SF + 6.50%	11.96%	7/25/2028	5,175		1,040	1,118
Thrasio LLC (4)(7)(16)	SF + 7.00%		12/18/2026	2,912		2,903	1,715
Trugreen Limited Partnership (9)	SF + 4.00%	9.46%	11/2/2027	8,575		8,488	8,298
WMB Holdings Inc (8)	SF + 3.25%	8.71%	11/2/2029	1,889		1,841	1,896
Zips Car Wash, LLC (4)(10)	SF + 7.25%	12.71%	3/1/2024	26,027		26,025	25,942
Zips Car Wash, LLC (4)(10)	SF + 7.25%	12.71%	3/1/2024	15,336		15,308	15,286
Zips Car Wash, LLC (4)(10)	SF + 7.25%	12.71%	3/1/2024	984		984	981

						588,581	589,846	11.38%

Electricity
Hamilton Projects Acquiror, LLC (9)	SF + 4.50%	9.97%	6/17/2027	55,588		51,772	55,914
IP Operating Portfolio I, LLC (4)(7)		7.88%	12/31/2029	27,428		26,919	27,154

						78,691	83,068	1.60%

Electronic and Electrical Equipment
Brightstar Escrow Corp. (7)		9.75%	10/15/2025	1,000		989	1,015

						989	1,015	0.02%

Finance and Credit Services
PCP CW Aggregator Holdings II, L.P. (4)(5)(10)	L + 9.25% PIK	14.69%	2/9/2027	19,395		19,164	19,032
Verscend Holding Corp. (7)	SF + 4.00%	9.47%	8/27/2025	3,939		3,928	3,957
Yes Energy LLC (4)(9)	BS + 5.00%	10.46%	4/21/2028	10,000		9,836	10,004
Yes Energy LLC (4)(9)	BS + 5.00%	10.46%	4/21/2028	26,000		25,458	26,010

						58,386	59,003	1.14%

Food Producers
Specialty Ingredients, LLC (4)(6)(9)	SF + 6.00%	11.46%	2/12/2029	11,279		5,744	5,805
Specialty Ingredients, LLC (4)(9)	SF + 6.00%	11.46%	2/12/2029	89,801		88,354	88,876
Sugar PPC Buyer LLC (4)(6)(10)			10/2/2030	16,541		(366)	(359)
Sugar PPC Buyer LLC (4)(10)	SF + 6.00%	11.34%	10/2/2030	59,546		58,254	58,254

						151,986	152,576	2.94%

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Gas, Water and Multi-utilities
Floating Infrastructure Holdings Finance LLC (4)(5)(10)	SF + 5.75%	11.20%	8/13/2027		43,439	42,809	42,991
Eagle LNG Partners Jacksonville II LLC (4)(14)	SF + 9.88%	15.22%	6/8/2024		620	613	613

						43,422	43,604	0.84%

General Industrials
BP Purchaser, LLC (4)(9)	SF + 5.50%	11.14%	12/11/2028		27,513	27,108	26,815
Bright Light Buyer, Inc. (4)(10)	SF + 6.00%	11.37%	11/8/2029		75,000	73,171	73,170
Cube Industrials Buyer, Inc. (4)(6)(10)			10/18/2029		5,664	(82)	(82)
Cube Industrials Buyer, Inc. (4)(10)	SF + 6.00%	11.40%	10/18/2030		49,086	48,371	48,371
Formerra, LLC (4)(10)	SF + 7.25%	12.81%	11/1/2028		4,252	4,136	4,210
Formerra, LLC (4)(6)(10)			11/1/2028		12,031	(315)	(117)
Formerra, LLC (4)(10)	SF + 7.25%	12.78%	11/1/2028		105,686	102,857	104,660
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	11.75%	6/23/2028		11,952	11,861	11,871
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	11.75%	6/23/2028		49,864	49,282	49,526
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	11.75%	6/23/2028		4,395	4,362	4,365
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	11.75%	6/23/2028		13,228	13,127	13,138
TMC Buyer Inc (8)	SF + 6.00%	11.47%	6/30/2028		70,148	62,802	69,403

						396,680	405,330	7.82%

Health Care Providers
123Dentist Inc (4)(5)(6)(9)			8/10/2029	C$	7,211	(101)	(55)
123Dentist Inc (4)(5)(9)	C + 5.50%	10.94%	8/10/2029	C$	50,116	38,465	37,435
Accelerated Health Systems, LLC (8)	SF + 4.25%	9.75%	2/15/2029		7,951	7,935	6,722
ATI Holdings Acquisition, Inc. (4)(5)(10)	SF + 7.25%	12.73%	2/24/2028		41,092	40,516	38,936
Baart Programs, Inc. (4)(10)	SF + 5.00%	10.61%	6/11/2027		10,123	10,055	9,809
Charlotte Buyer Inc (8)	SF + 5.25%	10.61%	2/11/2028		28,560	27,129	28,714
ERC Topco Holdings, LLC (4)(6)(9)	SF + 6.25% (incl 3.25% PIK)	11.91%	11/10/2027		1,000	420	304
ERC Topco Holdings, LLC (4)(9)	SF + 6.25% (incl 3.25% PIK)	11.86%	11/10/2028		25,291	24,931	21,444
ERC Topco Holdings, LLC (4)(9)	SF + 6.25% PIK	11.86%	11/10/2028		203	203	172
MB2 Dental Solutions, LLC (4)(10)	SF + 6.00%	11.46%	1/29/2027		9,108	8,979	9,052
MB2 Dental Solutions, LLC (4)(10)	SF + 6.00%	11.46%	1/29/2027		86,591	85,394	86,054
MB2 Dental Solutions, LLC (4)(10)	SF + 6.00%	11.46%	1/29/2027		34,429	33,987	34,216
MB2 Dental Solutions, LLC (4)(6)(10)	SF + 6.50%	11.96%	1/29/2027		12,490	8,177	8,448
MB2 Dental Solutions, LLC (4)(10)	SF + 6.00%	11.46%	1/29/2027		68,490	67,136	67,812
Medline Borrower, LP (8)	SF + 3.00%	8.47%	10/23/2028		19,648	19,482	19,769
MPH Acquisition Holdings LLC (8)	SF + 4.25%	9.90%	9/1/2028		4,586	4,491	4,434
Pareto Health Intermediate Holdings, Inc. (4)(10)	SF + 6.50%	11.97%	6/3/2030		30,166	29,336	29,744
Pareto Health Intermediate Holdings, Inc. (4)(10)	SF + 6.50%	11.97%	6/3/2030		10,055	9,779	9,915
Pareto Health Intermediate Holdings, Inc. (4)(6)(10)			6/1/2029		4,032	(109)	(61)
Pediatric Associates Holding Company, LLC (8)	SF + 3.25%	8.72%	12/29/2028		7,717	7,690	7,486
Phoenix Newco Inc (8)	SF + 3.25%	8.72%	11/15/2028		17,567	17,469	17,692
Pinnacle Fertility, Inc. (4)(6)(9)	SF + 5.00%	10.43%	3/14/2028		12,383	9,078	9,184
Pinnacle Fertility, Inc. (4)(9)	SF + 5.00%	10.43%	3/14/2028		27,019	26,626	26,857
PPV Intermediate Holdings, LLC (4)(9)	SF + 5.75%	11.14%	8/31/2029		108,193	106,567	107,507
PPV Intermediate Holdings, LLC (4)(6)(9)			8/31/2029		8,145	(132)	(52)
PTSH Intermediate Holdings, LLC (4)(9)	SF + 5.50%	11.00%	12/17/2027		3,941	3,882	3,941
PTSH Intermediate Holdings, LLC (4)(9)	SF + 5.50%	11.00%	12/17/2027		20,679	20,392	20,679
Tenet Healthcare Corp (5)(7)		5.13%	11/1/2027		2,695	2,724	2,636

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Tivity Health Inc (4)(9)	SF + 6.00%	11.35%	6/28/2029	111,153	108,949	108,628
United Musculoskeletal Partners Acquisition Holdings, LLC (4)(6)(9)	SF + 5.75%	11.13%	7/17/2028	50,181	32,006	31,265
United Musculoskeletal Partners Acquisition Holdings, LLC (4)(9)	SF + 5.75%	11.16%	7/17/2028	26,548	26,150	25,732
United Musculoskeletal Partners Acquisition Holdings, LLC (4)(9)	SF + 5.75%	11.15%	7/17/2028	43,290	42,610	41,959
WCAS XIII Primary Care Investors, L.P. (4)(10)	SF + 6.25%	11.61%	12/31/2029	135,630	133,289	134,827

					953,505	951,205	18.34%

Household Goods and Home Construction
LHS Borrower, LLC (8)	SF + 4.75%	10.21%	2/16/2029	6,948	6,896	6,301
Sunset Debt Merger Sub, Inc. (9)	SF + 4.00%	9.47%	10/6/2028	707	609	636

					7,505	6,937	0.13%

Industrial Engineering
Emerson Climate Technologies Inc (7)	SF + 3.00%	8.36%	5/31/2030	13,957	13,851	14,023
LSF12 Donnelly Bidco, LLC (4)(10)	SF + 6.50%	11.86%	10/2/2029	19,878	19,401	19,401
Radwell Parent, LLC (4)(6)(9)	SF + 6.75%	12.10%	4/3/2028	13,271	2,390	2,654
Radwell Parent, LLC (4)(9)	SF + 6.75%	12.10%	4/2/2029	153,824	149,966	156,200
Roper Industrial Products Investment Co (8)	SF + 4.00%	9.35%	11/22/2029	18,044	17,488	18,106
Standard Industries, Inc. (8)	SF + 2.25%	7.72%	9/22/2028	1,264	1,264	1,268
Time Manufacturing Holdings, LLC (4)(9)	E + 6.50%	10.46%	12/1/2027	€4,758	4,943	4,975
Time Manufacturing Holdings, LLC (4)(6)(9)	SF + 6.50%	12.04%	12/1/2027	1,000	713	678
Time Manufacturing Holdings, LLC (4)(9)	SF + 6.50%	12.04%	12/1/2027	12,081	11,902	11,481
Time Manufacturing Holdings, LLC (4)(9)	E + 6.50%	10.46%	12/1/2027	€8,380	9,333	8,762
TK Elevator U.S. Newco, Inc. (5)(8)	SF + 3.50%	9.38%	7/30/2027	12,573	12,439	12,617
Wec US Holdings Ltd (8)	SF + 3.75%	9.11%	8/1/2025	3,955	3,925	3,973

					247,615	254,138	4.90%

Industrial Metals and Mining
BLY US Holdings Inc. (4)(5)(10)	SF + 7.50%	13.12%	9/8/2026	3,060	3,006	2,986
BLY US Holdings Inc. (4)(5)(10)	SF + 7.50%	13.12%	9/8/2026	9,130	8,881	8,909

					11,887	11,895	0.23%

Industrial Support Services
Acuris Finance US, Inc (8)	SF + 4.00%	9.50%	2/16/2028	13,500	13,408	13,515
Allied Universal Holdco LLC (8)	SF + 3.75%	9.21%	5/12/2028	3,001	2,993	2,993
Argos Health Holdings, Inc. (4)(9)	SF + 5.75%	11.15%	12/6/2027	653	644	629
Atlas Intermediate III, L.L.C. (4)(10)	SF + 8.25% (incl 4.00% PIK)	13.63%	10/31/2029	112,091	109,368	109,368
Atlas Intermediate III, L.L.C. (4)(6)(10)			10/31/2029	13,445	(327)	(327)
Becklar, LLC (4)(10)	SF + 6.85%	12.30%	12/21/2026	986	974	978
Becklar, LLC (4)(10)	SF + 6.85%	12.30%	12/21/2026	5,725	5,644	5,676
Captive Resources Midco LLC (4)(6)(9)			7/3/2028	7,558	(113)	—
Captive Resources Midco LLC (4)(9)	SF + 5.75% (incl 3.13% PIK)	11.10%	7/2/2029	93,197	91,762	94,129
CD&R Madison UK Bidco LTD (4)(5)(6)(7)	SN + 8.25%	13.47%	2/28/2030	£9,965	2,252	2,394
CD&R Madison UK Bidco LTD (4)(5)(7)	SN + 8.25% (incl 2.00% PIK)	13.48%	2/28/2030	£45,394	53,009	56,599
CD&R Madison UK Bidco LTD (4)(5)(7)	E + 7.75% (incl 2.00% PIK)	11.71%	2/28/2030	€22,377	22,902	24,093
Coretrust Purchasing Group LLC (4)(6)(9)			10/1/2029	10,736	(279)	58
Coretrust Purchasing Group LLC (4)(6)(9)			10/1/2029	11,656	(287)	—
Coretrust Purchasing Group LLC (4)(9)	SF + 6.75%	12.11%	10/1/2029	72,983	71,143	73,375

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Eagle 2021 Lower Merger Sub, LLC (4)(9)	SF + 5.75%	11.15%	12/6/2027	817	806	786
Employbridge, LLC (9)	SF + 4.75%	10.41%	7/19/2028	9,807	9,765	8,099
Galaxy US Opco Inc. (5)(8)	SF + 4.75%	10.13%	4/29/2029	26,037	25,520	21,611
Guidehouse Inc. (4)(9)	SF + 5.75% (incl 2.00% PIK)	11.11%	12/16/2030	186,435	183,869	184,120
IG Investments Holdings, LLC (4)(6)(9)			9/22/2027	1,726	(18)	(12)
IG Investments Holdings, LLC (4)(9)	SF + 6.00%	11.48%	9/22/2028	22,278	22,019	22,129
IG Investments Holdings, LLC (4)(9)	SF + 6.00%	11.48%	9/22/2028	1,837	1,824	1,825
NBG Acquisition Corp. (4)(6)(9)	SF + 5.25%	10.78%	11/6/2028	2,876	1,837	1,792
NBG Acquisition Corp. (4)(9)	SF + 5.25%	10.78%	11/6/2028	21,336	21,222	20,856
Planet US Buyer LLC (4)(6)(9)			2/1/2028	8,024	(197)	(148)
Planet US Buyer LLC (4)(9)	SF + 6.75%	12.13%	2/1/2030	83,233	81,061	81,744
Royal Buyer, LLC (4)(6)(9)	SF + 5.50%	10.89%	8/31/2028	8,993	5,090	5,326
Royal Buyer, LLC (4)(6)(9)	SF + 5.50%	10.89%	8/31/2028	7,000	1,525	1,633
Royal Buyer, LLC (4)(9)	SF + 5.50%	10.89%	8/31/2028	44,550	43,839	44,996
Sedgwick Claims Management Services, Inc. (7)	SF + 3.75%	9.11%	2/24/2028	19,205	19,048	19,288
Simplisafe Holding Corporation (4)(6)(9)	SF + 6.25%	11.61%	5/2/2028	15,086	3,775	3,912
Simplisafe Holding Corporation (4)(9)	SF + 6.25%	11.61%	5/2/2028	119,039	117,275	118,277
Spirit RR Holdings, Inc. (4)(6)(9)	SF + 5.25%	10.71%	9/13/2028	3,579	299	308
Spirit RR Holdings, Inc. (4)(9)	SF + 5.25%	10.70%	9/13/2028	43,103	42,361	42,508
Spirit RR Holdings, Inc. (4)(6)(9)			9/13/2028	5,986	(89)	(83)
TruckPro, LLC (4)(12)	SF + 7.25%	12.94%	8/16/2028	70,533	68,576	69,207
Vaco Holdings, LLC (9)	SF + 5.00%	10.43%	1/21/2029	12,495	12,452	12,362

					1,034,952	1,044,016	20.13%

Industrial Transportation
E.S.G. Movilidad, S.L.U. (4)(5)(6)(7)			5/31/2029	€11,245	(299)	(86)
E.S.G. Movilidad, S.L.U. (4)(5)(7)	E + 6.50%	10.53%	5/31/2029	€8,096	8,484	8,875
E.S.G. Movilidad, S.L.U. (4)(5)(7)	E + 6.50%	10.53%	5/31/2029	€22,264	23,330	24,407

					31,515	33,196	0.64%

Investment Banking and Brokerage Services
Apex Group Treasury LLC (4)(5)(8)	SF + 5.00%	10.40%	7/27/2028	6,982	6,881	6,974
Ascensus Holdings, Inc. (8)	SF + 3.50%	8.97%	8/2/2028	7,643	7,581	7,638
Eisner Advisory Group LLC (9)	SF + 5.25%	10.72%	7/28/2028	4,451	4,433	4,466
Eisner Advisory Group LLC (9)	SF + 5.25%	10.72%	7/28/2028	2,526	2,526	2,535
More Cowbell II, LLC (4)(6)(9)			9/3/2030	5,484	(108)	(111)
More Cowbell II, LLC (4)(6)(9)	SF + 6.00%	11.39%	9/4/2029	7,590	1,258	1,245
More Cowbell II, LLC (4)(9)	SF + 6.00%	11.48%	9/3/2030	50,342	49,382	49,319
Osaic Holdings Inc (7)	SF + 4.50%	9.86%	8/17/2028	10,841	10,794	10,889
Transnetwork LLC (8)	SF + 5.50%	10.85%	12/29/2030	48,913	47,935	48,791
Travelex Issuerco 2 PLC (4)(5)(14)	SN + 8.00%	13.21%	9/22/2028	£23,256	27,392	28,599

					158,074	160,345	3.09%

Leisure Goods
Jam City, Inc. (4)(10)	SF + 7.00%	12.61%	9/7/2027	1,996	1,983	1,991

					1,983	1,991	0.04%

Life Insurance
Onedigital Borrower LLC (8)	SF + 4.25%	9.71%	11/16/2027	5,880	5,872	5,884

					5,872	5,884	0.11%

Media
2080 Media, Inc. (4)(6)(9)	SF + 6.00%	11.47%	3/14/2029	29,401	12,189	12,489

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
2080 Media, Inc. (4)(6)(9)			3/14/2028	13,795	(193)	(83)
2080 Media, Inc. (4)(9)	SF + 6.00%	11.47%	3/14/2029	54,491	53,644	54,192
Ancestry.com Inc. (8)	SF + 3.25%	8.71%	12/6/2027	6,262	6,190	6,143
Arc Media Holdings Limited (4)(5)(6)(10)	SF + 7.25%	12.77%	10/29/2027	2,766	2,437	2,347
Arc Media Holdings Limited (4)(5)(10)	SF + 7.25%	12.79%	10/29/2027	40,972	40,176	38,860
Associations Inc. (4)(10)	SF + 6.50% (incl 2.50% PIK)	12.18%	7/2/2027	494	491	499
Associations Inc. (4)(10)	SF + 6.50% (incl 2.50% PIK)	12.14%	7/2/2027	1,029	1,022	1,039
Associations Inc. (4)(10)	SF + 6.50% (incl 2.50% PIK)	12.12%	7/2/2027	1,029	1,022	1,039
Associations Inc. (4)(10)	SF + 6.50% (incl 2.50% PIK)	12.13%	7/2/2027	621	617	627
Associations Inc. (4)(6)(10)	SF + 6.50%	12.14%	7/2/2027	403	140	143
Associations Inc. (4)(10)	SF + 6.50% (incl 2.50% PIK)	12.18%	7/2/2027	29,562	29,372	29,858
Aventine Intermediate LLC (4)(9)	SF + 6.00%	11.47%	6/18/2027	1,073	1,061	993
Aventine Intermediate LLC (4)(9)	SF + 6.00%	11.47%	6/18/2027	18,855	18,619	17,452
Circana Group, LP. (4)(6)(9)	P + 4.75%	13.25%	12/1/2027	9,023	1,484	1,561
Circana Group, LP. (4)(9)	SF + 6.25% (incl 2.75% PIK)	11.61%	12/1/2028	142,859	140,633	141,912
Circana Group, LP. (4)(9)	SF + 5.75%	11.21%	12/1/2028	9,198	9,126	9,096
IEHL US Holdings, Inc. (4)(12)	SF + 7.25%	12.63%	10/29/2029	6,604	6,425	6,522
International Entertainment Investments Ltd (4)(5)(12)	SN + 7.65%	12.90%	10/29/2029	£15,493	18,789	19,501
International Entertainment Investments Ltd (4)(5)(10)	E + 7.25%	11.20%	10/29/2029	€2,540	2,724	2,770
International Entertainment Investments Ltd (4)(5)(10)	E + 7.25%	11.20%	10/29/2029	€3,048	3,177	3,325
International Entertainment Investments Ltd (4)(5)(6)(12)			4/27/2029	5,080	(141)	(66)
International Entertainment Investments Ltd (4)(5)(12)	SF + 7.25%	12.63%	10/29/2029	30,478	29,657	30,100
Kobalt London Limited (4)(5)(9)	SF + 8.00%	13.55%	2/25/2027	13,125	12,949	12,873
Kobalt London Limited (4)(5)(9)	SF + 8.00%	13.53%	2/25/2027	13,125	12,952	12,874
Mav Acquisition Corporation (8)	SF + 4.75%	10.22%	7/28/2028	15,724	15,518	15,729
Oneteam Partners, LLC (4)(9)	SF + 5.50%	10.98%	9/14/2029	74,250	73,010	74,250
Renaissance Financiere (4)(5)(7)	E + 7.00%	10.94%	7/26/2028	€34,871	35,514	37,969
Renaissance Holding Corp. (8)	SF + 4.75%	10.11%	4/5/2030	7,980	7,816	8,019
Showtime Acquisition, L.L.C. (4)(6)(10)			8/7/2028	3,657	(85)	(68)
Showtime Acquisition, L.L.C. (4)(6)(10)			8/7/2028	4,711	(118)	(87)
Showtime Acquisition, L.L.C. (4)(10)	SF + 7.50%	12.98%	8/7/2028	63,672	62,071	62,493

					598,288	604,371	11.66%

Medical Equipment and Services
ABB/CON-CISE Optical Group LLC (4)(9)	SF + 7.50%	13.01%	2/23/2028	21,259	20,869	19,119
Bamboo US BidCo LLC (4)(6)(10)	SF + 6.00%	11.36%	9/30/2030	15,467	607	670
Bamboo US BidCo LLC (4)(6)(10)			10/1/2029	21,254	(610)	(543)
Bamboo US BidCo LLC (4)(10)	E + 6.75% (incl 3.38% PIK)	10.70%	9/30/2030	€61,588	63,223	66,272
Bamboo US BidCo LLC (4)(10)	SF + 6.75% (incl 3.38% PIK)	12.13%	9/30/2030	81,370	79,021	79,306
Coding Solutions Acquisition, Inc. (4)(6)(9)			5/11/2028	34,900	(848)	(734)
Coding Solutions Acquisition, Inc. (4)(9)	SF + 5.75%	11.11%	5/11/2028	22,857	22,514	22,452

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Coding Solutions Acquisition, Inc. (4)(6)(9)	SF + 5.75%	11.11%	5/11/2028	10,875	3,645	3,614
Coding Solutions Acquisition, Inc. (4)(9)	SF + 5.75%	11.11%	5/11/2028	75,297	74,150	73,963
Coding Solutions Acquisition, Inc. (4)(9)	SF + 6.00%	11.36%	5/11/2028	9,676	9,447	9,472
Limpio Bidco GMBH (4)(5)(7)	E + 6.20%	10.15%	10/31/2030	€66,556	68,533	71,499
PerkinElmer U.S. LLC (4)(10)	SF + 6.75%	12.11%	3/13/2029	112,067	108,545	110,472
PerkinElmer U.S. LLC (4)(10)	SF + 5.75%	11.11%	3/13/2029	62,432	61,205	61,203
Plasma Buyer LLC (4)(6)(9)			5/12/2029	22,070	(358)	(846)
Plasma Buyer LLC (4)(6)(9)	SF + 5.75%	11.10%	5/12/2028	9,458	3,015	2,828
Plasma Buyer LLC (4)(9)	SF + 5.75%	11.10%	5/12/2029	84,061	82,720	80,839
Resonetics, LLC (4)(10)	SF + 6.00%	11.39%	4/28/2028	63,513	61,712	61,710
SDC US Smilepay SPV (4)(7)(16)	P+10.75% (incl 3.75% PIK)		10/27/2025	28,737	26,203	21,039
TecoStar Holdings Inc (4)(10)	SF + 8.50% (incl 4.50% PIK)	13.91%	7/6/2029	119,875	117,155	118,687

					800,748	801,022	15.45%

Non-life Insurance
Accession Risk Management Group, Inc. (4)(6)(9)	SF + 6.00%	11.43%	11/1/2029	8,000	1,340	1,446
Accession Risk Management Group, Inc. (4)(9)	SF + 5.50%	11.04%	11/1/2029	39,650	39,390	39,250
Accession Risk Management Group, Inc. (4)(6)(9)			11/1/2029	467	—	(5)
Accession Risk Management Group, Inc. (4)(9)	SF + 5.50%	11.03%	11/1/2029	14,273	14,273	14,129
Acrisure LLC (7)	SF + 4.50%	9.89%	11/6/2030	4,000	3,961	4,015
Alera Group, Inc. (4)(9)	SF + 6.00%	11.46%	10/2/2028	21,555	21,397	21,411
Alera Group, Inc. (4)(9)	SF + 6.00%	11.46%	10/2/2028	12,398	12,390	12,315
Alera Group, Inc. (4)(9)	SF + 6.00%	11.46%	10/2/2028	43,725	43,696	43,433
Alera Group (4)(6)(9)			10/2/2028	5,196	(51)	(51)
Alliant Holdings Intermediate, LLC (8)	SF + 3.50%	8.86%	11/6/2030	18,839	18,715	18,946
AmWINS Group, Inc. (9)	SF + 2.25%	7.72%	2/19/2028	4,597	4,577	4,610
AmWINS Group, Inc. (9)	SF + 2.75%	8.22%	2/19/2028	2,977	2,971	2,990
Amynta Agency Borrower Inc. (7)	SF + 4.25%	9.61%	2/28/2028	20,116	19,600	20,166
BroadStreet Partners, Inc. (7)	SF + 3.75%	9.11%	1/27/2029	9,192	9,115	9,231
Galway Borrower LLC (4)(6)(9)			9/30/2027	2,216	(29)	(15)
Galway Borrower LLC (4)(9)	SF + 5.25%	10.70%	9/29/2028	60,965	60,526	60,560
Higginbotham Insurance Agency, Inc.(4)(6)(10)	SF + 5.50%	10.96%	11/27/2028	22,463	14,732	14,698
Higginbotham Insurance Agency, Inc. (4)(10)	SF + 5.50%	10.96%	11/27/2028	48	47	47
Higginbotham Insurance Agency, Inc. (4)(10)	SF + 5.50%	10.96%	11/27/2028	9,777	9,710	9,669
HUB International Limited (7)		7.25%	6/15/2030	10,517	10,517	11,115
HUB International Limited (9)	SF + 4.25%	9.66%	6/20/2030	13,853	13,723	13,930
Integrity Marketing Acquisition LLC (4)(6)(9)	SF + 6.00%	11.39%	8/27/2026	5,826	352	364
Integrity Marketing Acquisition LLC (4)(9)	SF + 6.02%	11.41%	8/27/2026	20,696	20,456	20,543
Integrity Marketing Acquisition LLC (4)(9)	SF + 6.02%	11.51%	8/27/2026	56,970	56,500	56,550
Integrity Marketing Acquisition LLC (4)(6)(10)			8/27/2026	472	(4)	(3)
Jones Deslauriers Insurance Management Inc. (5)(7)		8.50%	3/15/2030	14,487	14,467	15,232
Jones Deslauriers Insurance Management Inc. (5)(7)	SF + 4.25%	9.62%	3/15/2030	5,128	5,091	5,156
Patriot Growth Insurance Services, LLC (4)(9)	SF + 5.75%	11.25%	10/16/2028	18,214	17,928	18,150
Patriot Growth Insurance Services, LLC (4)(6)(9)			10/16/2028	822	(12)	(3)
Patriot Growth Insurance Services, LLC (4)(9)	SF + 5.50%	11.00%	10/16/2028	7,187	7,083	7,162
Summit Acquisition Inc. (4)(6)(9)			5/1/2029	6,685	(178)	(85)
Summit Acquisition Inc. (4)(6)(9)			5/1/2030	10,961	(310)	(126)
Summit Acquisition Inc. (4)(9)	SF + 6.75%	12.10%	5/1/2030	48,780	47,459	48,221
Trupanion, Inc. (4)(5)(9)	SF + 5.00%	10.50%	3/25/2027	26,018	25,768	25,588

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Trupanion, Inc. (4)(5)(6)(9)			3/25/2027		6,576	(64)	(109)
Trupanion, Inc. (4)(5)(9)	SF + 5.00%	10.50%	3/25/2027		20,633	20,421	20,292
USI Inc/NY (7)	SF + 3.25%	8.60%	9/27/2030		5,985	5,970	6,002

						521,527	524,824	10.12%

Oil, Gas and Coal
Camin Cargo Control Holdings, Inc. (4)(6)(10)			12/7/2029		6,923	(155)	(154)
Camin Cargo Control Holdings, Inc. (4)(6)(10)			12/7/2029		6,923	(154)	(154)
Camin Cargo Control Holdings, Inc. (4)(10)	SF + 6.00%	11.36%	12/7/2029		46,154	45,127	45,126

						44,818	44,818	0.86%

Personal Care, Drug and Grocery Stores
Parfums Holding Co Inc (12)	SF + 6.00%	11.61%	6/30/2026		19,625	18,097	19,296
Puma Buyer LLC (4)(8)	SF + 5.50%	10.95%	7/16/2029		61,380	57,816	61,380
Vermont Aus Pty Ltd (4)(5)(9)	SF + 5.65%	11.00%	3/23/2028		15,866	15,572	15,714
Vermont Aus Pty Ltd (4)(5)(9)	B + 5.75%	10.16%	3/23/2028	A$	35,124	25,729	23,708

						117,214	120,098	2.32%

Personal Goods
Daphne S.P.A. (4)(5)(6)(7)			5/23/2028		€3,978	(106)	(242)
Daphne S.P.A. (4)(5)(7)	E + 6.25%	10.21%	5/23/2028		€45,354	47,660	47,313
Spanx, LLC (4)(6)(9)			11/18/2027		5,000	(67)	—
Spanx, LLC (4)(9)	SF + 5.25%	10.71%	11/20/2028		29,400	28,970	29,400

						76,457	76,471	1.47%

Pharmaceuticals and Biotechnology
Advarra Holdings, Inc. (4)(6)(9)			8/24/2029		6,340	(94)	63
Advarra Holdings, Inc. (4)(9)	SF + 5.25%	10.61%	8/24/2029		69,459	68,452	70,153
CPI Buyer, LLC (4)(9)	SF + 5.50%	11.15%	11/1/2028		1,344	1,332	1,339
CPI Buyer, LLC (4)(6)(9)			10/30/2026		2,115	(26)	(5)
CPI Buyer, LLC (4)(9)	SF + 5.50%	11.15%	11/1/2028		24,957	24,670	24,869
Dolcetto HoldCo S.P.A. (4)(5)(6)(7)			10/27/2028		€8,400	(178)	(60)
Dolcetto HoldCo S.P.A. (4)(5)(7)	E + 6.50%	10.43%	10/27/2028		€82,300	80,361	90,259
Gusto Aus Bidco Pty Ltd (4)(5)(6)(9)	B + 6.50%	10.97%	10/30/2028	A$	11,982	1,897	1,994
Gusto Aus Bidco Pty Ltd (4)(5)(9)	B + 6.50%	10.92%	10/30/2028	A$	118,623	74,237	79,960

						250,651	268,572	5.18%

Real Estate Investment and Services
OEG Borrower LLC (4)(8)	SF + 5.00%	10.48%	6/18/2029		39,500	38,219	39,500

						38,219	39,500	0.76%

Retailers
AI Grace Aus Bidco Pty Ltd (4)(5)(9)	E + 6.50%	10.50%	12/5/2029		€21,626	22,654	23,165
BradyIFS Holdings, LLC (4)(6)(10)			10/31/2029		1,150	(11)	(11)
BradyIFS Holdings, LLC (4)(6)(10)	SF + 6.00%	11.32%	10/31/2029		1,495	352	352
BradyIFS Holdings, LLC (4)(10)	SF + 6.00%	11.38%	10/31/2029		13,572	13,436	13,439
Knitwell Borrower LLC (4)(10)	SF + 8.00%	13.54%	7/28/2027		52,871	51,455	51,916
Petsmart LLC (9)	SF + 3.75%	9.21%	2/11/2028		15,433	15,349	15,287
White Cap Buyer, LLC (8)	SF + 3.75%	9.11%	10/19/2027		9,321	9,284	9,352

						112,519	113,500	2.19%

Software and Computer Services
Armstrong Bidco Limited (4)(5)(7)	SN + 5.25%	10.46%	6/28/2029		£47,995	55,828	61,787

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Armstrong Bidco Limited (4)(5)(7)	SN + 5.25%	10.46%	6/28/2029	£91,991	109,854	118,424
Artisan Bidco, Inc. (4)(10)	SF + 7.00%	12.38%	11/7/2029	40,000	39,025	39,025
Artisan Bidco, Inc. (4)(6)(10)			11/7/2029	6,000	(146)	(146)
Artisan Bidco, Inc. (4)(10)	E + 7.00%	10.96%	11/7/2029	€18,614	19,424	20,047
Avalara, Inc. (4)(6)(9)			10/19/2028	6,324	(126)	(45)
Avalara, Inc. (4)(9)	SF + 7.25%	12.60%	10/19/2028	56,918	55,754	56,513
Barracuda Networks Inc (8)	SF + 4.50%	9.88%	8/15/2029	13,862	13,528	13,571
Bottomline Technologies, Inc. (4)(6)(9)			5/15/2028	385	(3)	—
Bottomline Technologies, Inc. (4)(9)	SF + 5.25%	10.61%	5/14/2029	4,558	4,521	4,603
Calabrio, Inc. (4)(6)(10)	SF + 7.13%	12.48%	4/16/2027	2,687	1,536	1,529
Calabrio, Inc. (4)(10)	SF + 7.13%	12.48%	4/16/2027	22,313	22,313	22,257
Central Parent Inc (7)	SF + 4.00%	9.35%	7/6/2029	15,000	14,964	15,102
Certinia Inc. (4)(6)(10)			8/3/2029	5,449	(152)	(96)
Certinia Inc. (4)(10)	SF + 7.25%	12.68%	8/3/2029	40,323	39,196	39,610
Cloud Software Group Inc. (8)	SF + 4.50%	9.95%	3/30/2029	13,693	12,756	13,409
Cloud Software Group Inc. (7)		6.50%	3/31/2029	7,740	6,679	7,381
CommerceHub, Inc. (4)(9)	SF + 6.25%	11.79%	12/29/2027	64,255	60,635	60,694
Coupa Holdings, LLC (4)(6)(9)			2/27/2030	7,123	(163)	(99)
Coupa Holdings, LLC (4)(6)(9)			2/27/2029	6,211	(133)	(89)
Coupa Holdings, LLC (4)(9)	SF + 7.50%	12.86%	2/27/2030	79,777	78,130	78,671
Denali Bidco Limited (4)(5)(6)(7)			8/29/2030	£8,078	(249)	(120)
Denali Bidco Limited (4)(5)(7)	E + 6.00%	9.84%	8/29/2030	€6,742	7,164	7,359
Denali Bidco Limited (4)(5)(7)	SN + 6.00%	11.21%	8/29/2030	£23,265	28,728	29,309
DS Admiral Bidco, LLC (4)(6)(10)	SF + 6.50%	11.85%	3/16/2026	966	187	186
DS Admiral Bidco, LLC (4)(10)	SF + 7.00%	12.35%	3/16/2028	39,345	38,336	39,093
DS Admiral Bidco, LLC (4)(10)	SF + 6.50%	11.85%	3/16/2028	8,853	8,787	8,761
Enverus Holdings Inc (4)(9)	SF + 5.50%	10.86%	12/24/2029	64,577	63,613	63,613
Enverus Holdings Inc (4)(6)(9)			12/24/2029	3,229	(48)	(48)
Enverus Holdings Inc (4)(6)(9)			12/24/2029	4,913	(73)	(73)
Finthrive Software Intermediate Holdings Inc (8)	SF + 4.00%	9.47%	12/18/2028	12,970	12,765	10,370
GoTo Group Inc (7)	SF + 4.75%	10.28%	8/31/2027	2,372	2,356	1,581
GovCIO Buyer Company (4)(10)	SF + 5.00%	10.36%	8/18/2027	9,812	9,681	9,812
Helios Software Holdings, Inc. (10)	SF + 3.75%	9.25%	3/11/2028	11,761	11,674	11,757
Huskies Parent, Inc. (4)(9)	SF + 5.50%	11.00%	11/3/2027	1,000	987	948
Huskies Parent, Inc. (4)(9)	SF + 5.50%	11.00%	11/3/2028	25,154	24,797	23,620
LMI Inc/DE (8)	SF + 3.75%	9.21%	10/2/2028	6,262	6,234	6,032
Medallia, Inc. (4)(9)	SF + 6.50% (incl 4.00% PIK)	11.95%	10/30/2028	76,751	76,751	75,097
Mcafee Corp. (8)	SF + 3.75%	9.19%	3/1/2029	7,880	7,854	7,869
Mitchell Topo Holdings Inc (8)	SF + 3.75%	9.40%	10/15/2028	16,604	16,380	16,621
Newfold Digital Holdings Group Inc (9)	SF + 3.50%	9.42%	2/10/2028	1,793	1,784	1,762
New Era Technology, Inc. (4)(10)	SF + 6.25%	11.78%	10/31/2026	19,210	19,210	18,705
NWN Corporation (4)(6)(10)			11/29/2028	7,686	(208)	(208)
NWN Corporation (4)(10)	SF + 7.75%	13.14%	11/29/2028	52,087	50,680	50,679
Oranje Holdco, Inc. (4)(6)(10)			2/1/2029	4,657	(99)	(65)
Oranje Holdco, Inc. (4)(10)	SF + 7.50%	12.88%	2/1/2029	33,837	33,121	33,361
Peraton Inc. (9)	SF + 3.75%	9.21%	2/1/2028	15,083	14,946	15,139
Perforce Software, Inc. (4)(8)	SF + 4.50%	9.86%	7/1/2026	19,700	19,389	19,361

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Ping Identity Holding Corp. (4)(6)(9)			10/17/2028	6,068	(125)	(43)
Ping Identity Holding Corp. (4)(9)	SF + 7.00%	12.36%	10/17/2029	59,003	57,735	58,658
Prism Parent Co., Inc. (4)(6)(9)			9/19/2028	10,833	(189)	108
Prism Parent Co., Inc. (4)(9)	SF + 5.75%	11.11%	9/19/2028	42,792	42,104	43,220
Project Alpha Intermediate Holding, Inc. (8)	SF + 4.75%	10.11%	10/28/2030	15,061	14,767	15,172
Project Ruby Ultimate Parent Corp (9)	SF + 3.25%	8.72%	3/10/2028	12,258	12,133	12,271
Quail Buyer, Inc. (4)(9)	SF + 5.25%	10.72%	10/1/2027	7,311	7,216	7,311
Riley Mergeco LLC (4)(6)(10)			9/23/2027	304	(5)	(8)
Riley Mergeco LLC (4)(10)	SF + 5.50%	10.97%	9/23/2027	1,816	1,789	1,769
Smarsh Inc. (4)(6)(9)	SF + 5.75%	11.10%	2/16/2029	4,286	2,078	2,118
Smarsh Inc. (4)(6)(9)			2/16/2029	1,071	(16)	(6)
Smarsh Inc. (4)(9)	SF + 5.75%	11.10%	2/16/2029	17,143	16,885	17,045
Trimech Acquisition Corp. (4)(6)(14)	P + 3.75%	12.25%	3/10/2028	3,289	1,601	1,583
Trimech Acquisition Corp. (4)(10)	SF + 4.75%	10.25%	3/10/2028	21,331	21,095	20,926
Trimech Acquisition Corp. (4)(10)	SN + 4.75%	10.11%	3/10/2028	£36,254	43,882	45,565
UKG Inc (8)	SF + 3.25%	8.76%	5/4/2026	9,071	9,030	9,107
User Zoom Technologies, Inc. (4)(9)	SF + 7.00%	12.49%	4/5/2029	18,948	18,647	18,847
Zelis Payments Buyer, Inc. (7)	SF + 3.50%	8.97%	9/30/2026	10,994	10,962	11,029
Zendesk Inc (4)(6)(9)			11/22/2028	39,321	(678)	31
Zendesk Inc (4)(6)(9)			11/22/2028	17,940	(293)	—
Zendesk Inc (4)(9)	SF + 6.25%	11.61%	11/22/2028	161,380	158,763	161,505

					1,405,548	1,428,877	27.57%

Technology Hardware and Equipment
Altar Bidco, Inc. (8)	SF + 3.10%	8.26%	2/1/2029	8,870	8,813	8,871
CC WDW Borrower, Inc. (4)(6)(10)			1/27/2028	22,837	(533)	(2,435)
CC WDW Borrower, Inc. (4)(6)(10)	SF + 6.75%	12.25%	1/27/2028	5,122	2,943	2,501
CC WDW Borrower, Inc. (4)(10)	SF + 6.75%	12.28%	1/27/2028	45,103	44,147	40,293
Excelitas Technologies Corp. (4)(9)	SF + 5.75%	11.23%	8/13/2029	10,030	9,868	9,931
Excelitas Technologies Corp. (4)(7)	E+ 5.75%	9.75%	8/13/2029	€5,531	5,583	6,045
Excelitas Technologies Corp. (4)(6)(9)	SF + 5.75%	11.23%	8/14/2028	3,261	1,950	1,966
TechInsights Inc (4)(5)(10)	SF + 6.63%	12.13%	11/9/2027	983	968	959
TechInsights Inc (4)(5)(10)	SF + 6.63%	12.13%	11/9/2027	2,552	2,515	2,492

					76,254	70,623	1.37%

Telecommunications Equipment
Delta Topco, Inc. (9)	SF + 3.75%	9.12%	12/1/2027	6,882	6,743	6,887
Guardian US Holdco LLC (8)	SF + 4.00%	9.35%	1/31/2030	7,960	7,819	7,993

					14,562	14,880	0.29%

Telecommunications Service Providers
Directv Financing, LLC (9)	SF + 5.00%	10.65%	8/2/2027	16,365	16,101	16,395
Meriplex Communications, Ltd (4)(6)(9)	SF + 5.00%	10.46%	7/17/2028	4,938	2,890	2,804
Meriplex Communications, Ltd (4)(6)(9)			7/17/2028	1,143	(13)	(31)
Meriplex Communications, Ltd (4)(9)	SF + 5.00%	10.46%	7/17/2028	13,806	13,642	13,430
Openmarket Inc. (5)(9)	SF + 6.25%	11.86%	9/17/2026	4,888	4,816	4,839
Radiate Holdco LLC (9)	SF + 3.25%	8.72%	9/25/2026	14,729	14,684	11,864
TA TT Buyer, LLC (8)	SF + 5.00%	10.35%	4/2/2029	14,812	14,695	14,738

					66,815	64,039	1.23%

Travel and Leisure
Artemis Bidco Limited (4)(5)(6)(7)	SN + 6.00%	11.25%	9/8/2028	£2,437	308	(39)
Artemis Bidco Limited (4)(5)(7)	SN + 6.00%	11.26%	9/8/2028	£7,749	10,090	8,669
Artemis Bidco Limited (4)(5)(7)	SN + 6.00%	11.26%	9/8/2028	£4,509	5,906	5,045

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Artemis Bidco Limited (4)(5)(7)	SN + 6.00%	11.30%	9/8/2028		£4,676	6,117	5,232
Canoe Bidco Pty Limited (4)(5)(8)	B + 5.50%	9.92%	5/20/2026	A$	31,969	21,202	21,784
Canoe Bidco Pty Limited (4)(5)(8)	B + 5.50%	9.92%	5/20/2026	A$	137,468	95,483	93,671
Fertitta Entertainment LLC (8)	SF + 4.00%	9.36%	1/27/2029		13,182	12,741	13,205
Havila Kystruten Operations AS (4)(5)(15)	E + 9.50% (incl 3.50% PIK)	13.44%	7/27/2026		€18,785	20,835	20,881
Havila Kystruten Operations AS (4)(5)(15)	E + 9.50% (incl 3.50% PIK)	13.44%	10/26/2024		€3,683	4,085	4,076
IRB Holding Corp. (9)	SF + 3.00%	8.46%	12/15/2027		9,899	9,667	9,927
Travel Leaders Group, LLC (4)(14)	SF + 8.50% (incl 3.00% PIK)	13.96%	3/27/2028		137,128	134,227	139,704

						320,661	322,155	6.21%

Total First Lien Debt - Non-Controlled/Non-Affiliated						8,914,332	8,997,013	173.51%

First Lien Debt - Non-Controlled/Affiliated
Industrial Support Services
Southern Graphics Inc. (4)(7)(16)(17)	SF + 7.50% PIK		5/1/2028		$5,682	$5,533	$5,682

						5,533	5,682	0.11%

Total First Lien Debt - Non-Controlled/Affiliated						5,533	5,682	0.11%

Total First Lien Debt						$8,919,865	$9,002,695	173.62%

Second Lien Debt
Second Lien Debt - Non-Controlled/Non-Affiliated
Consumer Services
Asurion Corporation (7)	SF + 5.25%	10.72%	1/31/2028		$4,132	$4,092	$3,949

						4,092	3,949	0.08%

Health Care Providers
Charlotte Buyer Inc (4)(8)	SF + 8.25%	13.61%	8/11/2028		10,000	9,433	9,744

						9,433	9,744	0.19%

Industrial Support Services
Galaxy US Opco Inc. (4)(5)(8)	SF + 8.25%	13.63%	4/29/2030		9,000	8,812	7,765

						8,812	7,765	0.15%

Software and Computer Services
Cloud Software Group Inc (7)		9.00%	9/30/2029		19,666	15,951	18,750
UKG Inc (8)	SF + 5.25%	10.76%	5/3/2027		24,852	24,613	24,947

						40,564	43,697	0.84%

Total Second Lien Debt - Non-Controlled/Non-Affiliated						62,901	65,155	1.26%

Second Lien Debt - Non-Controlled/Affiliated
Industrial Support Services
Southern Graphics Inc. (4)(7)(16)(17)	SF + 7.50% PIK		10/30/2028		$1,932	$1,881	$1,932

Total Second Lien Debt - Non-Controlled/Affiliated						1,881	1,932	0.03%

Total Second Lien Debt						$64,782	$67,087	1.29%

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Unsecured Debt - Non-Controlled/Non-Affiliated
Consumer Services
Wildcat Car Wash Holdings, LLC (4)(7)		15.00% PIK	7/16/2029	$13,390	$13,390	$13,390

					13,390	13,390	0.27%

Health Care Providers
Vetcor Group Holdings LLC (4)(7)		13.75% PIK	9/3/2030	282	277	256
Vetcor Group Holdings LLC (4)(7)		14.75% PIK	9/3/2030	239	233	227
Vetcor Group Holdings LLC (4)(7)		13.75% PIK	9/3/2030	894	878	812

					1,388	1,295	0.02%

Medical Equipment and Services
DCA Acquisition Holdings LLC (4)(7)		13.13% PIK	12/28/2032	99	97	93
DCA Acquisition Holdings LLC (4)(7)		13.13% PIK	12/28/2032	178	173	168
DCA Acquisition Holdings LLC (4)(7)		13.13% PIK	12/28/2032	1,046	1,029	990

					1,299	1,251	0.02%

Non-life Insurance
Alliant Holdings Intermediate LLC / Alliant Holdings Co-Issuer (7)		6.75%	10/15/2027	6,255	5,752	6,207

					5,752	6,207	0.12%

Telecommunications Service Providers
CCO Holdings LLC / CCO Holdings Capital Corp (7)		5.50%	5/1/2026	7,000	7,072	6,958

					7,072	6,958	0.13%

Total Unsecured Debt - Non-Controlled/Non-Affiliated					$28,901	$29,101	0.56%

Structured Finance - Non-Controlled/Non-Affiliated
Structured Finance Investments
ALM 2020 Ltd (5)(7)	SF + 6.26%	11.66%	10/15/2029	$3,330	$3,037	$3,297
AMMC CLO 21 Ltd (5)(7)	SF + 3.10%	8.74%	11/2/2030	2,150	1,927	2,112
AMMC CLO 21 Ltd (5)(7)	SF + 6.76%	12.14%	11/2/2030	4,126	3,665	3,840
Carlyle Global Market Strategies (5)(7)	SF + 5.40%	11.08%	10/20/2027	1,750	1,531	1,676
Carlyle Global Market Strategies (5)(7)	L + 5.40%	11.05%	7/27/2031	1,200	940	1,044
Catskill Park CLO Ltd (5)(7)	SF + 6.26%	11.68%	4/20/2029	1,350	1,230	1,287
CENT CLO 16, L.P. (5)(7)	SF + 8.07%	13.47%	7/24/2034	3,000	2,823	2,773
Dryden 108 CLO Ltd (5)(7)			7/18/2035	2,900	2,291	1,891
Marble Point CLO XI Ltd (5)(7)	SF + 3.06%	8.46%	12/18/2030	1,850	1,568	1,696
Monroe Capital MML CLO XIV LLC (5)(7)	SF + 10.02%	15.42%	10/24/2034	2,500	2,341	2,446
OCP CLO 2017-14 Ltd (5)(7)	SF + 6.80%	12.19%	1/15/2033	1,469	1,289	1,458
Shackleton 2019-XV CLO Ltd (5)(7)	SF + 6.66%	12.32%	1/15/2032	3,000	2,648	2,905
Silver Creek CLO Ltd (5)(7)	SF + 5.62%	11.30%	7/20/2030	2,000	1,802	1,988

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Voya CLO Ltd (5)(7)	SF + 3.81%	9.21%	4/17/2030	1,500	1,335	1,455

					28,427	29,868	0.58%

Total Structured Finance - Non-Controlled/Non-Affiliated					$28,427	$29,868	0.58%

Equity Investments
Equity Investments - Non-Controlled/Non-Affiliated
Consumer Services
CG Parent Intermediate Holdings, Inc. - Preferred Shares (4)				2,000	$1,940	$1,970
Club Car Wash Preferred, LLC (4)(6)				8,817	2,784	2,784
Rapid Express Preferred, LLC (4)(6)				2,784	928	928
Club Car Wash Preferred, LLC (4)		15.00% PIK		10,313	10,313	10,313
Rapid Express Preferred, LLC (4)		15.00% PIK		4,770	4,770	4,770

					20,735	20,765	0.40%

Electricity
IP Operating Portfolio I, LLC (4)				3	68	199

					68	199	—%

Gas, Water and Multi-utilities
Eagle LNG Partners Jacksonville II LLC (4)				—	—	—

					—	—	—%

Industrial Support Services
BCPE Virginia HoldCo, Inc. (4)				2,000	1,960	1,973

					1,960	1,973	0.04%

Media
Oneteam Partners, LLC - Preferred Shares (4)		8.00%		1,000	1,000	1,132

					1,000	1,132	0.02%

Software and Computer Services
Picard Holdco, Inc. - Preferred Shares (4)				304	295	343
Picard Holdco, Inc. - Preferred Shares (4)				30	30	34

					325	377	0.01%

Total Equity Investments - Non-Controlled/Non-Affiliated					24,088	24,446	0.46%

Equity Investments - Non-Controlled/Affiliated
Industrial Support Services
Southern Graphics Holdings LLC (4)(17)				274	$2,333	$2,333

					2,333	2,333	0.05%

Travel and Leisure
SLF V AD1 Holdings, LLC (4)(17)(18)				10,101	9,892	9,877

					9,892	9,877	0.19%

Total Equity Investments - Non-Controlled/Affiliated					12,225	12,210	0.24%

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Total Equity Investments					$36,313	$36,656	0.71%

Investments in Joint Ventures
Investments in Joint Ventures - Controlled/Affiliated
ULTRA III, LLC (5)(17)					$125,513	$124,003

Total Investments in Joint Ventures - Controlled/Affiliated					$125,513	$124,003	2.39%

Total Investments - Non-Controlled/Non-Affiliated					$9,058,649	$9,145,583	176.37%

Total Investments - Non-Controlled/Affiliated					$19,639	$19,824	0.38%

Total Investments - Controlled/Affiliated					$125,513	$124,003	2.40%

Total Investment Portfolio					$9,203,801	$9,289,410	179.15%

Cash and Cash Equivalents
J.P. Morgan U.S. Government Fund, Institutional Shares				131,546	$131,546	$131,546
Cash					57,229	57,229

Total Cash and Cash Equivalents					$188,775	$188,775	3.64%

Total Investment Portfolio, Cash and Cash Equivalents					$9,392,576	$9,478,185	182.79%

(1)
Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income
producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments and the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral under its credit facilities and debt securitization issuances unless otherwise indicated.

(2)
The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate (“LIBOR” or “L”), Prime Rate (“Prime” or “P”), Sterling Overnight Index Average (“SONIA” or “SN”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR” or “SF”), Canadian Dollar Offered Rate (“CDOR” or “C”), Singapore Overnight Rate Average (“SORA”), Bloomberg Short Term Bank Yield Index (“BS”), or Bank Bill Swap Rate (“BBSW” or “B”) which reset daily, monthly, quarterly, semiannually or annually. For each such investment, the Company has provided the spread over LIBOR, Prime, SONIA, E, SOFR, CDOR, SORA, BS or BBSW and the current contractual interest rate in effect at December 31, 2023. Certain investments are subject to a LIBOR, Prime, or SOFR interest rate floor, or rate cap. Certain investments contain a
Payment-in-Kind
(“PIK”) provision. SOFR based contracts may include a credit spread adjustment, which is included within the stated
all-in
interest rate, if applicable, that is charged in addition to the base rate and the stated spread.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the Adviser as the Company’s valuation designee, subject to the oversight of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
The investment is not a qualifying asset, in whole or in part, under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2023, non-qualifying
assets represented 17.9% of total assets as calculated in accordance with regulatory requirements.

(6)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
Zendesk Inc	1st Lien Senior Secured Delayed Draw Loan	$39,321	$31
Coding Solutions Acquisition, Inc.	1st Lien Senior Secured Delayed Draw Loan	34,900	(734)
WP CPP Holdings, LLC	1st Lien Senior Secured Revolving Loan	26,285	(648)
CC WDW Borrower, Inc.	1st Lien Senior Secured Delayed Draw Loan	22,837	(2,435)
Plasma Buyer LLC	1st Lien Senior Secured Delayed Draw Loan	22,070	(846)
Bamboo US BidCo LLC	1st Lien Senior Secured Revolving Loan	21,254	(543)
Esdec Solar Group B.V.	1st Lien Senior Secured Delayed Draw Loan	18,968	(164)
Zendesk Inc	1st Lien Senior Secured Revolving Loan	17,940	—
United Musculoskeletal Partners Acquisition Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	17,374	(534)
2080 Media, Inc.	1st Lien Senior Secured Delayed Draw Loan	16,751	(92)
Sugar PPC Buyer LLC	1st Lien Senior Secured Delayed Draw Loan	16,541	(359)
Bamboo US BidCo LLC	1st Lien Senior Secured Delayed Draw Loan	14,405	(366)
Club Car Wash Operating, LLC	1st Lien Senior Secured Delayed Draw Loan	13,977	(85)
2080 Media, Inc.	1st Lien Senior Secured Revolving Loan	13,795	(83)
Sequa Corp	1st Lien Senior Secured Revolving Loan	13,676	(135)
Atlas Intermediate III, L.L.C.	1st Lien Senior Secured Revolving Loan	13,445	(327)
E.S.G. Movilidad, S.L.U.	1st Lien Senior Secured Delayed Draw Loan	12,414	(86)
Formerra, LLC	1st Lien Senior Secured Revolving Loan	12,031	(117)
Coretrust Purchasing Group LLC	1st Lien Senior Secured Revolving Loan	11,656	—
SimpliSafe Holding Corporation	1st Lien Senior Secured Delayed Draw Loan	11,078	(71)
Summit Acquisition Inc.	1st Lien Senior Secured Delayed Draw Loan	10,961	(126)
Prism Parent Co., Inc.	1st Lien Senior Secured Delayed Draw Loan	10,833	108
Coretrust Purchasing Group LLC	1st Lien Senior Secured Delayed Draw Loan	10,736	58
Radwell Parent, LLC	1st Lien Senior Secured Revolving Loan	10,617	—
Denali Bidco Limited	1st Lien Senior Secured Delayed Draw Loan	10,296	(120)
CD&R Madison UK Bidco LTD	1st Lien Senior Secured Delayed Draw Loan	10,039	(212)
Dolcetto HoldCo S.P.A.	1st Lien Senior Secured Delayed Draw Loan	9,273	(60)
Cadence - Southwick, Inc.	1st Lien Senior Secured Revolving Loan	8,280	(117)
PPV Intermediate Holdings, LLC	1st Lien Senior Secured Revolving Loan	8,145	(52)
Planet US Buyer LLC	1st Lien Senior Secured Revolving Loan	8,024	(148)
NWN Corporation	1st Lien Senior Secured Revolving Loan	7,686	(208)
Captive Resources Midco LLC	1st Lien Senior Secured Revolving Loan	7,558	—
Higginbotham Insurance Agency, Inc.	1st Lien Senior Secured Delayed Draw Loan	7,515	(83)
Circana Group, LP.	1st Lien Senior Secured Revolving Loan	7,399	(52)
Coupa Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	7,123	(99)
Coding Solutions Acquisition, Inc.	1st Lien Senior Secured Revolving Loan	7,069	(125)
Camin Cargo Control Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,923	(154)
Camin Cargo Control Holdings, Inc.	1st Lien Senior Secured Revolving Loan	6,923	(154)
Frontgrade Technologies Holdings Inc.	1st Lien Senior Secured Revolving Loan	6,864	(94)
Summit Acquisition Inc.	1st Lien Senior Secured Revolving Loan	6,685	(85)
Trupanion, Inc.	1st Lien Senior Secured Revolving Loan	6,576	(109)
Accession Risk Management Group, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,554	—

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
Advarra Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,340	63
Avalara, Inc.	1st Lien Senior Secured Revolving Loan	6,324	(45)
Plasma Buyer LLC	1st Lien Senior Secured Revolving Loan	6,306	(216)
Coupa Holdings, LLC	1st Lien Senior Secured Revolving Loan	6,211	(89)
More Cowbell II, LLC	1st Lien Senior Secured Revolving Loan	6,189	(127)
Gusto Aus Bidco Pty Ltd	1st Lien Senior Secured Delayed Draw Loan	6,083	(65)
Ping Identity Holding Corp.	1st Lien Senior Secured Revolving Loan	6,068	(43)
Club Car Wash Preferred, LLC	Preferred Equity	6,033	—
Artisan Bidco, Inc.	1st Lien Senior Secured Revolving Loan	6,000	(146)
Spirit RR Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	5,986	(83)
Arcfield Acquisition Corp	1st Lien Senior Secured Revolving Loan	5,687	(228)
Cube Industrials Buyer, Inc.	1st Lien Senior Secured Revolving Loan	5,664	(82)
More Cowbell II, LLC	1st Lien Senior Secured Delayed Draw Loan	5,484	(111)
Certinia Inc.	1st Lien Senior Secured Revolving Loan	5,449	(96)
123Dentist Inc	1st Lien Senior Secured Delayed Draw Loan	5,441	(55)
Integrity Marketing Acquisition LLC	1st Lien Senior Secured Delayed Draw Loan	5,419	(40)
Royal Buyer, LLC	1st Lien Senior Secured Revolving Loan	5,367	—
Specialty Ingredients, LLC	1st Lien Senior Secured Revolving Loan	5,357	(55)
Alera Group, Inc.	1st Lien Senior Secured Delayed Draw Loan	5,196	(51)
International Entertainment Investments Ltd	1st Lien Senior Secured Delayed Draw Loan	5,080	(66)
Spanx, LLC	1st Lien Senior Secured Revolving Loan	5,000	—
Enverus Holdings Inc	1st Lien Senior Secured Revolving Loan	4,913	(73)
Showtime Acquisition, L.L.C.	1st Lien Senior Secured Revolving Loan	4,711	(87)
Oranje Holdco, Inc.	1st Lien Senior Secured Revolving Loan	4,657	(65)
Daphne S.P.A.	1st Lien Senior Secured Delayed Draw Loan	4,392	(242)
Spotless Brands, LLC	1st Lien Senior Secured Revolving Loan	4,057	—
Pareto Health Intermediate Holdings, Inc.	1st Lien Senior Secured Revolving Loan	4,032	(61)
MB2 Dental Solutions, LLC	1st Lien Senior Secured Delayed Draw Loan	4,007	(11)
Royal Buyer, LLC	1st Lien Senior Secured Delayed Draw Loan	3,758	38
ASDAM Operations Pty Ltd	1st Lien Senior Secured Delayed Draw Loan	3,694	(132)
Showtime Acquisition, L.L.C.	1st Lien Senior Secured Delayed Draw Loan	3,657	(68)
Enverus Holdings Inc	1st Lien Senior Secured Delayed Draw Loan	3,229	(48)
Spirit RR Holdings, Inc.	1st Lien Senior Secured Revolving Loan	3,221	(44)
Pinnacle Fertility, Inc.	1st Lien Senior Secured Delayed Draw Loan	3,125	(19)
Artemis Bidco Limited	1st Lien Senior Secured Delayed Draw Loan	2,765	(338)
Galway Borrower LLC	1st Lien Senior Secured Revolving Loan	2,216	(15)
Smarsh Inc.	1st Lien Senior Secured Delayed Draw Loan	2,143	(12)
CPI Buyer, LLC	1st Lien Senior Secured Revolving Loan	2,115	(5)
CC WDW Borrower, Inc.	1st Lien Senior Secured Revolving Loan	2,074	(221)
Meriplex Communications, LTD	1st Lien Senior Secured Delayed Draw Loan	1,999	(54)
Rapid Express Preferred, LLC	Preferred Equity	1,856	—
IG Investments Holdings, LLC	1st Lien Senior Secured Revolving Loan	1,726	(12)
TriMech Acquisition Corp.	1st Lien Senior Secured Revolving Loan	1,645	(31)

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
IXM Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	1,638	(24)
IXM Holdings, Inc.	1st Lien Senior Secured Revolving Loan	1,584	(24)
Excelitas Technologies Corp.	1st Lien Senior Secured Revolving Loan	1,261	(13)
Calabrio, Inc.	1st Lien Senior Secured Revolving Loan	1,152	(3)
BradyIFS Holdings, LLC	1st Lien Senior Secured Revolving Loan	1,150	(11)
Meriplex Communications, LTD	1st Lien Senior Secured Revolving Loan	1,143	(31)
Braya Renewable Fuels (Newfoundland) LP	1st Lien Senior Secured Delayed Draw Loan	1,139	(22)
BradyIFS Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	1,128	(11)
Smarsh Inc.	1st Lien Senior Secured Revolving Loan	1,071	(6)
NBG Acquisition Corp.	1st Lien Senior Secured Revolving Loan	1,019	(23)
Patriot Growth Insurance Services LLC	1st Lien Senior Secured Revolving Loan	822	(3)
DS Admiral Bidco, LLC	1st Lien Senior Secured Revolving Loan	773	(6)
ERC Topco Holdings, LLC	1st Lien Senior Secured Revolving Loan	567	(73)
Integrity Marketing Acquisition LLC	1st Lien Senior Secured Revolving Loan	472	(3)
Accession Risk Management Group, Inc.	1st Lien Senior Secured Revolving Loan	467	(5)
Bottomline Technologies, Inc.	1st Lien Senior Secured Revolving Loan	385	—
Riley MergeCo LLC	1st Lien Senior Secured Revolving Loan	304	(8)
Nexus Intermediate III, LLC	1st Lien Senior Secured Delayed Draw Loan	300	—
Arc Media Holdings Limited	1st Lien Senior Secured Revolving Loan	277	(14)
Time Manufacturing Holdings, LLC	1st Lien Senior Secured Revolving Loan	273	(14)
Associations Inc.	1st Lien Senior Secured Revolving Loan	261	—

Total		$760,659	$(12,755)

(7)	There are no interest rate floors on these investments.
(8)	The interest rate floor on these investments as of December 31, 2023 was 0.50%.
(9)	The interest rate floor on these investments as of December 31, 2023 was 0.75%.
(10)	The interest rate floor on these investments as of December 31, 2023 was 1.00%.
(11)	The interest rate floor on these investments as of December 31, 2023 was 1.25%
(12)	The interest rate floor on these investments as of December 31, 2023 was 1.50%
(13)	The interest rate floor on these investments as of December 31, 2023 was 1.75%.
(14)	The interest rate floor on these investments as of December 31, 2023 was 2.00%.
(15)	The interest rate floor on these investments as of December 31, 2023 was 2.50%.
(16)	Loan was on non-accrual status as of December 31, 2023.
(17)
Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company is deemed to “control” a portfolio company if the Company owns more than 25% of its outstanding voting securities and/or holds the power to exercise control over the management or policies of the portfolio company. Under the 1940 Act, the Company is deemed an “affiliated person” of a portfolio company if the Company owns between 5% and 25% (inclusive) of the portfolio company’s outstanding voting securities. For purposes of determining the classification of its investment portfolio, the Company has excluded consideration of any voting securities or board appointment rights held by third-party investment funds advised by the Adviser and/or its affiliates.

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

As of December 31, 2023, the Company’s controlled/affiliated and non-controlled/affiliated investments were as follows:

	Fair Value as of December 31, 2022	Gross Additions	Gross Reductions	Change in Unrealized Gains (Loss)	Net Realized Gain (Loss)	Fair Value as of December 31, 2023	Dividend and Interest Income
Non-Controlled/Affiliated Investments
Southern Graphics Inc.	$—	$9,747	$—	$200	$—	$9,947	$—
AD1 LBV1, LLC	—	6,013	(5,149)	—	(864)	—	—
SLF V AD1 Holdings, LLC	—	9,892	—	(15)	—	9,877	—

Total Non-Controlled/Affiliated Investments	$—	$25,652	$(5,149)	$185	$(864)	$19,824	$—

Controlled/Affiliated Investments
ULTRA III, LLC	$—	$129,675	$(4,162)	$(1,510)	$—	$124,003	$—

Total Controlled/Affiliated Investments	$—	$129,675	$(4,162)	$(1,510)	$—	$124,003	$—

(18)	These investments are not pledged as collateral under the Credit Facilities and 2023 CLO Secured Notes.
ADDITIONAL INFORMATION
Foreign currency forward contracts:

Currency Purchased	Currency Sold	Counterparty	Settlement Date	Unrealized Appreciation (Depreciation)
U.S. Dollars 10,232	Australian Dollars 15,121	SMBC Capital Markets, Inc.	3/21/2024	$(96)
U.S. Dollars 2,719	Canadian Dollars 3,623	SMBC Capital Markets, Inc.	3/21/2024	(18)
U.S. Dollars 3,343	Euro 3,083	Goldman Sachs Bank USA	9/23/2024	(98)
U.S. Dollars 13,028	Euro 12,097	Goldman Sachs Bank USA	3/21/2024	(367)
U.S. Dollars 177,612	Euro 163,379	Goldman Sachs Bank USA	12/23/2024	(5,544)
U.S. Dollars 2,320	Euro 2,080	Goldman Sachs Bank USA	1/29/2024	22
U.S. Dollars 106,649	Euro 96,729	SMBC Capital Markets, Inc.	3/21/2024	(465)
U.S. Dollars 248	Euro 224	Goldman Sachs Bank USA	6/23/2025	(5)
U.S. Dollars 101,171	Euro 89,721	SMBC Capital Markets, Inc.	9/23/2025	(656)
U.S. Dollars 2,545	British Pound 2,215	Goldman Sachs Bank USA	3/23/2026	13
Euro 80,972	U.S. Dollars 89,270	SMBC Capital Markets, Inc.	3/21/2024	394
U.S. Dollars 6,868	British Pound 6,303	Goldman Sachs Bank USA	10/15/2024	(1,171)
U.S. Dollars 7,472	British Pound 6,079	Goldman Sachs Bank USA	9/23/2024	(281)
U.S. Dollars 764	British Pound 620	Goldman Sachs Bank USA	6/23/2025	(27)
U.S. Dollars 2,601	British Pound 2,109	Goldman Sachs Bank USA	3/21/2025	(91)
U.S. Dollars 125	British Pound 99	Goldman Sachs Bank USA	3/21/2024	(1)
U.S. Dollars 134,754	British Pound 105,740	SMBC Capital Markets, Inc.	3/21/2024	(73)
U.S. Dollars 3,086	Singaporean Dollars 4,117	Goldman Sachs Bank USA	3/21/2024	(44)
U.S. Dollars 32,604	Singaporean Dollars 43,183	Goldman Sachs Bank USA	12/23/2024	(596)

Total				$(9,104)

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Interest rate swaps:

Counterparty	Hedged Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount	Fair Market Value
Goldman Sachs Bank USA	November 2025 Notes	8.37%	SOFR + 4.08%	11/14/2025	$85,000	$(43)
Goldman Sachs Bank USA	November 2027 Notes	8.43%	SOFR + 4.42%	11/14/2027	77,500	733
Goldman Sachs Bank USA	March 2026 Notes	8.12%	SOFR + 3.76%	3/15/2026	276,000	562
Goldman Sachs Bank USA	March 2028 Notes	8.18%	SOFR + 4.24%	3/15/2028	124,000	538
Goldman Sachs Bank USA	September 2027 Notes	8.67%	SOFR + 4.31%	9/14/2027	75,000	1,275
Goldman Sachs Bank USA	September 2028 Notes	8.80%	SOFR + 4.54%	9/14/2028	250,000	5,288

Total Interest Rate Swaps						$8,353

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Non-Controlled/Non-Affiliated Investments
First Lien Debt
Aerospace and Defense
Arcfield Acquisition Corp (4)(7)(11)			3/10/2027		$2,990	$(50)	$(129)
Arcfield Acquisition Corp (4)(11)	L + 5.75%	10.02%	3/10/2028		20,446	20,078	19,453
Asdam Operations Pty Ltd (4)(6)(9)	B + 5.75%	8.86%	8/22/2028	A$	3,614	2,401	2,348
Asdam Operations Pty Ltd (4)(6)(7)(9)			8/22/2028	A$	5,421	(112)	(168)
Asdam Operations Pty Ltd (4)(6)(9)	B + 5.75%	8.82%	8/22/2028	A$	41,558	27,711	27,017
Sequa Corp (4)(7)(12)			11/23/2027		13,676	(684)	(670)
Sequa Corp (4)(12)	SF + 7.00%	11.32%	11/24/2028		128,310	121,852	122,005

						171,196	169,856	4.92%

Automobiles and Parts
Foundation Automotive Us Corp (4)(7)(12)	SF + 7.75%	11.88%	12/24/2027		38,333	3,776	2,907
Foundation Automotive Corp (4)(6)(12)	SF + 7.75%	12.55%	12/24/2027		16,084	15,858	15,499
Foundation Automotive Us Corp (4)(12)	SF + 7.75%	12.55%	12/24/2027		39,817	39,263	38,371
Oil Changer Holding Corporation (4)(12)	L + 6.75%	11.47%	2/8/2027		41,012	40,646	39,813
Oil Changer Holding Corporation (4)(12)	L + 6.75%	11.47%	2/8/2027		8,611	8,535	8,359
Power Stop LLC (9)	L + 4.75%	9.48%	1/26/2029		19,273	19,102	13,491

						127,180	118,440	3.43%

Chemicals
Illuminate Buyer, LLC (8)	L + 3.50%	7.88%	6/30/2027		7,250	7,226	6,960

						7,226	6,960	0.20%

Construction and Materials
Nexus Intermediate III, LLC (4)(7)(11)			12/6/2027		300	(4)	(3)
Nexus Intermediate III, LLC (4)(11)	L + 5.50%	10.22%	12/6/2027		1,176	1,159	1,165

						1,155	1,162	0.03%

Consumer Services
American Academy Holdings, LLC (4)(12)	L + 11.00% (incl 6.25% PIK)	15.38%	1/2/2025		51,704	51,744	51,087
Asurion Corporation (8)	SF + 4.00%	8.68%	8/16/2028		9,975	9,497	8,925
Asurion Corporation (8)	L + 3.00%	7.38%	11/4/2024		1,979	1,960	1,927
Auctane Inc (4)(11)	L + 5.75%	10.13%	10/5/2028		24,813	24,813	24,124
Club Car Wash Operating, LLC (4)(7)(12)	SF + 6.50%	11.23%	6/16/2027		61,873	40,059	38,434
Club Car Wash Operating, LLC (4)(12)	SF + 6.50%	11.23%	6/16/2027		27,790	27,430	26,568
Express Wash Concepts (4)(7)(12)	SF + 5.75%	10.17%	4/30/2027		62,968	25,128	21,671
Express Wash Concepts (4)(12)	SF + 5.75%	10.17%	4/30/2027		26,798	26,554	25,090
Houghton Mifflin Harcourt Company (9)	SF + 5.25%	9.67%	4/6/2029		29,925	29,090	28,550
PECF USS Intermediate Holding III Corporation (9)	L + 4.25%	8.63%	12/15/2028		14,862	14,781	12,448
Polyconcept North America Holdings, Inc. (11)	SF + 5.50%	10.08%	5/12/2029		23,242	22,806	21,818
Spotless Brands, LLC (4)(12)	SF + 6.50%	10.82%	7/25/2028		21,782	21,372	20,935
Spotless Brands, LLC (4)(12)	SF + 6.50%	10.92%	7/25/2028		16,144	15,849	15,517
Spotless Brands, LLC (4)(12)	SF + 6.50%	10.71%	7/25/2028		106,669	104,635	102,525
Spotless Brands, LLC (4)(7)(12)			7/25/2028		5,175	(95)	(201)
Thrasio LLC (7)(12)			12/18/2026		2,972	(11)	(338)
Thrasio LLC (12)	L + 7.00%	11.17%	12/18/2026		2,927	2,916	2,594
Trugreen Limited Partnership (11)	L + 4.00%	8.38%	11/2/2027		9,914	9,789	8,830
WMB Holdings Inc (9)	SF + 3.25%	7.67%	8/31/2029		2,202	2,137	2,183
Zips Car Wash, LLC (4)(12)	L + 7.25%	11.67%	3/1/2024		26,312	26,287	25,799
Zips Car Wash, LLC (4)(7)(12)	SF + 7.25%	11.53%	3/1/2024		39,718	14,987	14,730
Zips Car Wash, LLC (4)(7)(12)	SF + 7.25%	11.67%	3/1/2024		1,003	994	973

						472,722	454,189	13.14%

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Electricity
IP Operating Portfolio I, LLC (4)(7)(8)		7.88%	12/31/2029		27,428	8,670	8,441

						8,670	8,441	0.24%

Electronic and Electrical Equipment
Brightstar Escrow Corp. (8)		9.75%	10/15/2025		1,000	983	922

						983	922	0.03%

Finance and Credit Services
PCP CW Aggregator Holdings II, L.P. (4)(6)(12)	L + 7.25%	8.35%	2/9/2027		18,186	17,877	17,431
Verscend Holding Corp. (8)	L + 4.00%	8.38%	8/27/2025		3,980	3,961	3,962
Yes Energy LLC (4)(7)(11)	B + 5.00%	9.37%	4/21/2028		10,000	2,268	2,099
Yes Energy LLC (4)(11)	B + 5.00%	9.37%	4/21/2028		26,000	25,342	24,956

						49,448	48,448	1.40%

Food Producers
Specialty Ingredients, LLC (4)(7)(11)			2/12/2029		11,279	(212)	(413)
Specialty Ingredients, LLC (4)(11)	SF + 6.00%	10.68%	2/12/2029		90,708	88,964	87,390

						88,752	86,977	2.52%

Gas, Water and Multi-utilities
Floating Infrastructure Holdings Finance LLC (4)(6)(12)	SF + 5.75%	10.43%	8/13/2027		44,719	43,883	43,242

						43,883	43,242	1.25%

General Industrials
BP Purchaser, LLC (4)(11)	L + 5.50%	10.24%	12/11/2028		27,793	27,309	26,310
Formerra, LLC (4)(7)(12)			11/1/2028		4,270	(137)	(135)
Formerra, LLC (4)(7)(12)			11/1/2028		12,031	(380)	(380)
Formerra, LLC (4)(12)	SF + 7.25%	11.49%	11/1/2028		106,487	103,076	103,121
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	10.98%	6/23/2028		12,107	11,989	11,536
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	10.98%	6/23/2028		50,373	49,661	47,997
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	10.90%	6/23/2028		4,440	4,399	4,231
Marcone Yellowstone Buyer Inc. (4)(13)	SF + 6.25%	10.98%	6/23/2028		13,363	13,239	12,733
TMC Buyer Inc (4)(7)(9)			6/30/2028		4,569	(567)	(400)
TMC Buyer Inc (4)(9)	SF + 6.00%	9.98%	6/30/2028		66,251	57,981	60,450

						266,570	265,463	7.68%

Health Care Providers
123Dentist Inc (4)(6)(7)(11)			8/10/2029	C$	9,636	(143)	(268)
123Dentist Inc (4)(6)(11)	C + 5.75%	10.36%	8/10/2029	C$	48,182	36,973	34,207
Accelerated Health Systems, LLC (9)	SF + 4.25%	8.98%	2/15/2029		8,032	8,009	6,581
Advarra Holdings, Inc. (4)(7)(11)			8/24/2029		6,340	(106)	(226)
Advarra Holdings, Inc. (4)(11)	SF + 5.75%	10.15%	8/24/2029		70,160	68,984	67,659
ATI Holdings Acquisition, Inc. (4)(6)(12)	SF + 7.75% (incl 2.00% PIK)	12.07%	2/24/2028		40,535	39,829	34,415
Baart Programs, Inc. (4)(7)(12)	L + 5.00%	9.73%	6/11/2027		17,419	10,082	9,515
Charlotte Buyer Inc (9)	SF + 5.25%	9.53%	2/3/2028		29,135	27,198	27,691
ERC Topco Holdings, LLC (4)(7)(11)			11/10/2028		620	(10)	(17)
ERC Topco Holdings, LLC (4)(7)(11)	P + 4.50%	12.00%	11/10/2027		1,000	600	592
ERC Topco Holdings, LLC (4)(11)	L + 5.50%	10.23%	11/10/2028		25,491	25,053	24,779
MB2 Dental Solutions, LLC (4)(12)	SF + 6.00%	10.42%	1/29/2027		9,120	8,950	8,808
MB2 Dental Solutions, LLC (4)(7)(12)	SF + 6.00%	10.71%	1/29/2027		87,403	37,215	35,806
MB2 Dental Solutions, LLC (4)(12)	SF + 6.00%	10.42%	1/29/2027		25,293	24,823	24,429
Medline Borrower, LP (9)	L + 3.25%	7.63%	10/23/2028		19,848	19,644	18,897

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
MPH Acquisition Holdings LLC (9)	L + 4.25%	8.98%	9/1/2028	4,633	4,518	3,979
Pediatric Associates Holding Company, LLC (7)(9)	L + 3.25%	7.63%	12/29/2028	1,029	508	463
Pediatric Associates Holding Company, LLC (9)	L + 3.25%	7.63%	12/29/2028	6,766	6,737	6,442
Phoenix Newco Inc (9)	L + 3.25%	7.63%	11/15/2028	17,746	17,624	17,130
Pinnacle Fertility, Inc. (4)(7)(11)	SF + 4.50%	9.23%	3/14/2028	12,477	9,131	8,979
Pinnacle Fertility, Inc. (4)(11)	SF + 4.50%	9.23%	3/14/2028	27,294	26,811	26,479
PPV Intermediate Holdings, LLC (4)(7)(11)			8/31/2029	13,671	(138)	(520)
PPV Intermediate Holdings, LLC (4)(11)	SF + 5.75%	9.01%	8/31/2029	102,385	100,472	98,488
PPV Intermediate Holdings, LLC (4)(7)(11)	SF + 5.75%	10.07%	8/31/2029	8,721	2,268	2,023
PTSH Intermediate Holdings, LLC (4)(7)(11)			12/17/2027	3,953	(72)	(261)
PTSH Intermediate Holdings, LLC (4)(11)	L + 5.75%	10.48%	12/17/2027	20,889	20,531	19,509
Tenet Healthcare Corp (6)(8)		5.13%	11/1/2027	2,695	2,731	2,512
Tivity Health Inc (4)(11)	SF + 6.00%	10.58%	6/28/2029	112,278	109,647	106,506
United Musculoskeletal Partners Acquisition Holdings, LLC (4)(7)(11)	SF + 5.75%	9.32%	7/17/2028	77,292	25,439	23,854
United Musculoskeletal Partners Acquisition Holdings, LLC (4)(11)	SF + 5.75%	9.34%	7/17/2028	43,728	42,895	42,014

					676,203	650,465	18.83%

Household Goods and Home Construction
LHS Borrower, LLC (9)	SF + 4.75%	9.17%	2/16/2029	21,835	21,635	17,918

					21,635	17,918	0.52%

Industrial Engineering
Brookfield WEC Holdings Inc. (9)	SF + 3.75%	8.07%	8/1/2025	1,995	1,954	1,991
Radwell Parent, LLC (4)(7)(11)			4/3/2028	13,271	(392)	(392)
Radwell Parent, LLC (4)(11)	SF + 6.75%	11.33%	4/2/2029	155,378	150,756	150,777
Standard Industries, Inc. (9)	L + 2.25%	6.43%	9/22/2028	1,285	1,285	1,271
Time Manufacturing Holdings, LLC (4)(11)	E + 6.50%	8.42%	12/1/2027	€4,782	4,941	4,784
Time Manufacturing Holdings, LLC (4)(7)(11)	L + 6.50%	11.23%	12/1/2027	1,000	727	685
Time Manufacturing Holdings, LLC (4)(11)	L + 6.50%	11.23%	12/1/2027	12,142	11,920	11,405
Time Manufacturing Holdings, LLC (4)(11)	E + 6.50%	8.42%	12/1/2027	€8,423	9,346	8,424
TK Elevator U.S. Newco, Inc. (6)(9)	L + 3.50%	6.87%	7/30/2027	7,699	7,712	7,428

					188,249	186,373	5.39%

Industrial Metals and Mining
BLY US Holdings Inc. (4)(6)(12)	L + 7.50%	12.29%	9/8/2026	3,070	2,998	2,922

					2,998	2,922	0.08%

Industrial Support Services
Acuris Finance US, Inc (9)	SF + 4.00%	8.73%	2/16/2028	12,500	12,413	12,313
Allied Universal Holdco LLC (9)	L + 3.75%	8.17%	5/12/2028	3,032	3,021	2,886
Argos Health Holdings, Inc. (4)(11)	L + 5.75%	9.97%	12/6/2027	660	649	628
Becklar, LLC (4)(12)	SF + 6.85%	11.17%	12/21/2026	996	978	952
Becklar, LLC (4)(12)	SF + 6.85%	11.27%	12/21/2026	5,798	5,689	5,542
Captive Resources Midco LLC (4)(7)(11)			7/3/2028	7,558	(138)	(142)
Captive Resources Midco LLC (4)(11)	SF + 5.75% (incl 2.88% PIK)	10.07%	7/2/2029	88,980	87,273	87,284
Coretrust Purchasing Group LLC (4)(7)(11)			10/1/2029	10,736	(311)	(461)
Coretrust Purchasing Group LLC (4)(7)(11)			10/1/2029	11,656	(337)	(501)
Coretrust Purchasing Group LLC (4)(11)	SF + 6.75%	10.84%	10/1/2029	73,720	71,558	70,552
Eagle 2021 Lower Merger Sub, LLC (4)(11)	L + 5.50%	9.72%	12/6/2027	825	811	785
Employbridge, LLC (11)	L + 4.75%	9.49%	7/19/2028	9,907	9,855	8,145
Galaxy US Opco Inc. (6)(9)	SF + 4.75%	9.07%	4/29/2029	26,300	25,686	23,867

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Guidehouse Inc. (4)(11)	L + 6.25%	10.63%	10/16/2028	79,573	78,083	76,717
IG Investments Holdings, LLC (4)(7)(11)	L + 6.00%	10.39%	9/22/2027	1,726	668	638
IG Investments Holdings, LLC (4)(11)	L + 6.00%	10.38%	9/22/2028	22,506	22,194	21,760
IG Investments Holdings, LLC (4)(11)	L + 6.00%	10.38%	9/22/2028	1,856	1,840	1,794
Mckissock Investment Holdings, LLC (11)	SF + 5.00%	8.73%	3/4/2029	25,440	25,212	23,810
NBG Acquisition Corp. (4)(7)(11)			11/6/2028	952	(12)	(67)
NBG Acquisition Corp. (4)(7)(11)			11/6/2028	18,760	(256)	(1,319)
NBG Acquisition Corp. (4)(7)(11)	L + 5.25%	9.66%	11/6/2028	2,876	1,415	1,316
NBG Acquisition Corp. (4)(11)	L + 5.25%	9.66%	11/6/2028	21,553	21,407	20,038
Royal Buyer, LLC (4)(7)(11)			8/31/2028	9,000	(170)	(321)
Royal Buyer, LLC (4)(7)(11)	SF + 6.00%	10.40%	8/31/2028	7,000	1,501	1,383
Royal Buyer, LLC (4)(11)	SF + 6.00%	10.40%	8/31/2028	45,000	44,144	43,393
Sedgwick Claims Management Services, Inc. (8)	L + 3.25%	7.63%	12/31/2025	19,350	19,151	18,855
Simplisafe Holding Corporation (4)(7)(11)			5/2/2028	15,106	(272)	(455)
Simplisafe Holding Corporation (4)(11)	SF + 6.25%	10.47%	5/2/2028	120,247	118,057	116,628
Southern Graphics Inc. (4)(12)	L + 7.50%	12.20%	11/17/2026	1,000	979	874
Southern Graphics Inc. (4)(12)	L + 7.50%	12.15%	11/17/2026	10,227	9,995	8,940
Vaco Holdings, LLC (11)	SF + 5.00%	9.73%	1/22/2029	12,623	12,567	12,218
Vistage Worldwide Inc (11)	SF + 5.25%	9.67%	7/13/2029	998	971	958

					574,621	559,010	16.18%

Industrial Transportation
EquipmentShare.com Inc. (4)(9)	L + 7.75%	12.40%	11/16/2026	4,215	4,155	4,026
EquipmentShare.com Inc. (4)(9)	L + 7.75%	12.40%	11/16/2026	16,860	16,561	16,106
E.S.G. Movilidad, S.L.U. (4)(6)(7)(8)			5/31/2029	€11,245	(335)	(688)
E.S.G. Movilidad, S.L.U. (4)(6)(8)	E + 6.75%	9.19%	5/31/2029	€8,096	8,446	8,172
E.S.G. Movilidad, S.L.U. (4)(6)(8)	E + 6.75%	9.19%	5/31/2029	€22,264	23,226	22,474

					52,053	50,090	1.45%

Investment Banking and Brokerage Services
Ascensus Holdings, Inc. (9)	L + 3.50%	8.25%	8/2/2028	7,940	7,862	7,606

					7,862	7,606	0.22%

Leisure Goods
Jam City, Inc. (4)(12)	L + 7.00%	11.73%	9/7/2027	2,201	2,183	2,148
Tilting Point Media LLC (4)(7)(12)			2/26/2027	6,372	(160)	(600)
Tilting Point Media LLC (4)(7)(12)			2/26/2027	2,916	(73)	(274)
Tilting Point Media LLC (4)(12)	L + 8.00%	12.39%	2/26/2027	7,974	7,767	7,224

					9,717	8,498	0.25%

Life Insurance
Onedigital Borrower LLC (9)	SF + 4.25%	8.49%	11/16/2027	5,940	5,928	5,628

					5,928	5,628	0.16%

Media
2080 Media, Inc. (4)(7)(11)	SF + 6.50%	10.48%	3/14/2029	29,529	12,247	12,497
2080 Media, Inc. (4)(7)(11)			3/14/2028	13,795	(239)	(139)
2080 Media, Inc. (4)(11)	SF + 6.50%	10.48%	3/14/2029	55,042	54,030	54,518
Ancestry.com Inc. (9)	L + 3.25%	7.63%	12/6/2027	12,894	12,706	11,971
Arc Media Holdings Limited (4)(5)(6)(7)(12)			10/29/2027	2,766	(67)	(67)
Arc Media Holdings Limited (4)(5)(6)(12)	SF + 7.25%	11.49%	10/29/2027	41,387	40,377	40,387
Associations Inc. (4)(12)	SF + 6.50% (incl 2.50% PIK)	10.36%	7/2/2027	482	477	475
Associations Inc. (4)(12)	SF + 6.50% (incl 2.50% PIK)	11.26%	7/2/2027	1,003	994	989

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Associations Inc. (4)(12)	SF + 6.50% (incl 2.50% PIK)	11.29%	7/2/2027	1,003	994	989
Associations Inc. (4)(12)	L + 6.50% (incl 2.50% PIK)	10.97%	7/2/2027	606	600	597
Associations Inc. (4)(7)(12)			7/2/2027	403	(4)	(6)
Associations Inc. (4)(12)	SF + 6.50% (incl 2.50% PIK)	10.36%	7/2/2027	4,137	4,100	4,079
Aventine Intermediate LLC (4)(7)(11)	L + 6.00% (incl 4.00% PIK)	10.38%	6/18/2027	1,032	936	904
Aventine Intermediate LLC (4)(11)	L + 6.00% (incl 4.00% PIK)	10.38%	6/18/2027	18,124	17,823	17,295
Hyve Group PLC (4)(5)(6)(14)	SN + 7.75%	11.19%	10/20/2026	£24,104	26,025	28,054
Kobalt London Limited (4)(6)(11)	SF + 7.00%	11.11%	2/25/2027	13,125	12,900	12,775
Kobalt London Limited (4)(6)(11)	SF + 7.00%	11.66%	2/25/2027	13,125	12,896	12,775
Mav Acquisition Corporation (9)	L + 4.75%	8.32%	7/28/2028	13,870	13,742	13,094
Oneteam Partners, LLC (4)(11)	SF + 5.75%	9.41%	9/14/2029	75,000	73,554	72,467
Regency Entertainment (USA), Inc. (4)(12)	L + 6.75%	11.13%	11/22/2025	30,000	29,737	29,286
Renaissance Financiere (4)(6)(7)(8)	E + 7.00%	8.56%	7/26/2028	€34,871	24,513	25,139
Spirit RR Holdings, Inc. (4)(11)	SF + 6.50%	11.18%	9/13/2028	3,912	3,800	3,751
Spirit RR Holdings, Inc. (4)(7)(11)			9/13/2028	1,806	(51)	(74)
Spirit RR Holdings, Inc. (4)(11)	SF + 6.50%	11.18%	9/13/2028	18,057	17,523	17,314
The NPD Group L.P. (4)(7)(11)	SF + 5.75%	10.07%	12/1/2027	9,023	907	780
The NPD Group L.P. (4)(11)	SF + 6.25% (incl 2.75% PIK)	10.43%	12/1/2028	140,214	137,538	135,174
The NPD Group L.P. (4)(11)	L + 5.75%	10.13%	12/1/2028	9,291	9,202	8,947

					507,260	503,971	14.59%

Medical Equipment and Services
ABB/CON-CISE Optical Group LLC (4)(7)(13)	P + 6.50%	14.00%	2/23/2028	2,358	2,190	2,080
ABB/CON-CISE Optical Group LLC (4)(11)	L + 7.50%	12.67%	2/23/2028	22,472	21,966	20,945
Coding Solutions Acquisition, Inc. (4)(7)(11)			5/11/2028	22,875	(409)	(1,001)
Coding Solutions Acquisition, Inc. (4)(7)(11)	SF + 5.50%	9.82%	5/11/2028	10,875	1,976	1,699
Coding Solutions Acquisition, Inc. (4)(11)	SF + 5.50%	9.82%	5/11/2028	76,059	74,649	72,731
Plasma Buyer LLC (4)(7)(11)			5/12/2029	22,070	(401)	(1,040)
Plasma Buyer LLC (4)(7)(11)			5/12/2028	9,458	(169)	(411)
Plasma Buyer LLC (4)(11)	SF + 5.75%	10.07%	5/12/2029	84,912	83,305	80,912
SDC US Smilepay SPV (4)(7)(12)	L + 10.75% (incl 3.75% PIK)	15.52%	10/27/2025	76,191	35,040	34,013

					218,147	209,928	6.08%

Non-life Insurance
Alera Group, Inc. (4)(11)	SF + 6.00%	10.42%	10/2/2028	21,774	21,591	20,992
Alera Group, Inc. (4)(11)	SF + 6.00%	10.42%	10/2/2028	12,525	12,514	12,075
Alera Group, Inc. (4)(11)	SF + 6.00%	10.42%	10/2/2028	44,173	44,136	42,586
Alliant Holdings I, L.P. (8)	L + 3.25%	7.63%	5/9/2025	995	977	983
Alliant Holdings Intermediate, LLC (9)	L + 3.50%	7.85%	11/5/2027	17,847	17,662	17,468
AmWins Group, LLC (11)	L + 2.25%	6.63%	2/21/2028	4,645	4,619	4,568
Galway Borrower LLC (4)(7)(11)			9/29/2028	457	(4)	(24)
Galway Borrower LLC (4)(7)(11)			9/30/2027	2,216	(36)	(109)
Galway Borrower LLC (4)(11)	L + 5.25%	9.98%	9/29/2028	61,128	60,592	57,907
Higginbotham Insurance Agency, Inc. (4)(7)(11)	L + 5.25%	9.63%	11/25/2026	48	20	20
Higginbotham Insurance Agency, Inc. (4)(11)	L + 5.25%	9.63%	11/25/2026	9,877	9,788	9,744
HUB International Limited (11)	L + 3.25%	7.53%	4/25/2025	15,846	15,733	15,725
Integrity Marketing Acquisition LLC (4)(7)(11)	SF + 6.02%	10.72%	8/27/2025	20,895	16,714	16,223

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Integrity Marketing Acquisition LLC (4)(11)	L + 6.02%	10.03%	8/27/2025		57,546	56,824	55,194
Patriot Growth Insurance Services, LLC (4)(7)(11)	L + 5.75%	10.47%	10/16/2028		18,297	976	814
Patriot Growth Insurance Services, LLC (4)(7)(11)			10/16/2028		822	(14)	(22)
Patriot Growth Insurance Services, LLC (4)(11)	L + 5.50%	8.56%	10/16/2028		7,260	7,133	7,061
RSC Acquisition, Inc. (4)(7)(11)	SF + 5.50%	10.23%	10/30/2026		29,453	884	395
RSC Acquisition, Inc. (4)(11)	SF + 5.50%	10.05%	10/30/2026		10,521	10,421	10,241
RSC Acquisition, Inc. (4)(7)(11)			10/30/2026		467	—	(12)
RSC Acquisition, Inc. (4)(11)	SF + 5.50%	9.74%	10/30/2026		14,422	14,422	14,038
Trupanion, Inc. (4)(6)(7)(11)	SF + 5.00%	9.71%	3/25/2027		26,237	4,903	4,192
Trupanion, Inc. (4)(6)(7)(11)			3/25/2027		6,576	(83)	(262)
Trupanion, Inc. (4)(6)(11)	SF + 5.00%	9.73%	3/25/2027		20,843	20,567	20,012

						320,339	309,809	8.97%

Personal Care, Drug and Grocery Stores
Diamond (BC) B.V. (6)(9)	L + 2.75%	7.16%	9/29/2028		9,369	9,295	9,070
Puma Buyer LLC (4)(9)	SF + 5.50%	10.18%	7/16/2029		62,000	57,841	60,711
Vermont Aus Pty Ltd (4)(6)(11)	SF + 5.65%	10.23%	3/23/2028		26,053	25,465	24,675
Vermont Aus Pty Ltd (4)(6)(11)	B + 5.75%	9.06%	3/23/2028	A$	35,482	25,891	22,864

						118,492	117,320	3.40%

Personal Goods
Daphne S.P.A. (4)(6)(7)(8)			5/23/2028		€7,957	(191)	(421)
Daphne S.P.A. (4)(6)(8)	E + 6.25%	7.44%	5/23/2028		€41,376	43,200	42,109
Spanx, LLC (4)(7)(11)	L + 5.00%	9.29%	11/18/2027		5,000	450	287
Spanx, LLC (4)(11)	L + 5.25%	9.64%	11/20/2028		29,700	29,183	28,075

						72,642	70,050	2.03%

Pharmaceuticals and Biotechnology
CPI Buyer, LLC (4)(7)(11)	L + 5.50%	10.23%	11/1/2028		4,341	802	729
CPI Buyer, LLC (4)(7)(11)			10/30/2026		2,115	(35)	(43)
CPI Buyer, LLC (4)(11)	L + 5.50%	10.23%	11/1/2028		25,211	24,860	24,509
Dolcetto HoldCo S.P.A. (4)(5)(6)(7)(8)			10/27/2028		€8,400	(201)	(218)
Dolcetto HoldCo S.P.A. (4)(5)(6)(8)	E + 6.50%	8.55%	10/27/2028		€82,300	80,018	85,973
Gusto Aus Bidco Pty Ltd (4)(6)(7)(11)			10/30/2028	A$	11,982	(224)	(238)
Gusto Aus Bidco Pty Ltd (4)(6)(11)	B + 6.50%	10.16%	10/30/2028	A$	118,623	73,889	78,441
Petvet Care Centers LLC (11)	L + 3.50%	7.88%	2/14/2025		7,723	7,670	7,282

						186,779	196,435	5.69%

Real Estate Investment and Services
850 Third Avenue Mezz I, LLC (4)(7)(9)	L + 6.50%	10.89%	10/1/2024		2,791	2,132	1,757
850 Third Avenue Owner LLC (4)(9)	L + 6.50%	10.89%	10/1/2024		4,726	4,697	4,063
OEG Borrower LLC (4)(9)	SF + 5.00%	9.60%	5/20/2029		39,900	38,393	39,002

						45,222	44,822	1.30%

Retailers
Petsmart LLC (11)	L + 3.75%	8.13%	2/11/2028		10,550	10,481	10,356
The Michaels Companies, Inc. (11)	L + 4.25%	8.98%	4/14/2028		2,851	2,826	2,472
The Talbots, Inc. (4)(12)	L + 8.00%	12.74%	11/17/2026		7,897	7,685	7,494

						20,992	20,322	0.59%

Software and Computer Services
Applied Systems Inc (9)	L + 3.00%	7.73%	9/19/2024		9,227	9,205	9,209
Armstrong Bidco Limited (4)(6)(7)(8)	SN + 5.25%	8.70%	6/28/2029		£47,995	41,968	44,715

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Armstrong Bidco Limited (4)(6)(8)	SN + 5.25%	8.70%	6/28/2029	£91,991	109,456	110,602
Avalara, Inc. (4)(7)(11)			10/19/2028	6,324	(153)	(153)
Avalara, Inc. (4)(11)	SF + 7.25%	11.83%	10/19/2028	56,918	55,526	55,542
AxiomSL Group, Inc. (4)(7)(12)			12/3/2027	744	—	—
AxiomSL Group, Inc. (4)(12)	L + 5.75%	10.13%	12/3/2027	11,358	11,358	11,358
AxiomSL Group, Inc. (4)(7)(12)			12/3/2025	812	—	—
Barracuda Networks Inc (9)	SF + 4.50%	8.59%	5/17/2029	21,500	20,884	20,771
Bottomline Technologies, Inc. (4)(7)(11)			5/15/2028	385	(3)	(13)
Bottomline Technologies, Inc. (4)(11)	SF + 5.50%	9.82%	5/14/2029	4,604	4,560	4,425
Calabrio, Inc. (4)(7)(12)	L + 7.00%	11.75%	4/16/2027	2,687	1,536	1,478
Calabrio, Inc. (4)(12)	L + 7.00%	11.73%	4/16/2027	22,313	22,313	21,835
CCC Intelligent Solutions Inc. (9)	L + 2.25%	6.63%	9/21/2028	10,070	10,020	10,010
Cloud Software Group Holdings Inc (8)		6.50%	3/31/2029	9,610	8,076	8,117
CommerceHub, Inc. (4)(11)	SF + 6.25%	11.03%	12/29/2027	64,904	60,406	60,472
DS Admiral Bidco, LLC (4)(7)(12)	L + 6.50%	11.20%	3/16/2026	966	108	91
DS Admiral Bidco, LLC (4)(12)	SF + 7.00%	11.51%	3/16/2028	39,743	38,557	38,558
DS Admiral Bidco, LLC (4)(12)	L + 5.75%	10.16%	3/16/2028	8,943	8,860	8,638
DTI Holdco, Inc. (11)	SF + 4.75%	8.84%	4/21/2029	29,925	29,365	27,643
Endure Digital, Inc. (11)	L + 3.50%	7.72%	2/10/2028	2,547	2,530	2,299
Finthrive Software Intermediate Holdings Inc (9)	L + 4.00%	8.38%	12/18/2028	13,102	12,855	11,148
GoTo Group Inc (8)	L + 4.75%	9.14%	8/31/2027	6,942	6,843	4,498
Govcio Buyer Company (4)(12)	SF + 5.50%	10.08%	8/18/2027	10,822	10,641	10,476
Helios Software Holdings, Inc. (12)	SF + 3.75%	8.48%	3/13/2028	16,670	16,517	16,396
Huskies Parent, Inc. (4)(7)(11)			11/3/2028	1,000	(17)	(93)
Huskies Parent, Inc. (4)(7)(11)	L + 5.50%	10.23%	11/3/2027	1,000	690	623
Huskies Parent, Inc. (4)(11)	L + 5.50%	10.23%	11/3/2028	25,410	24,974	23,040
Hyland Software, Inc. (11)	L + 3.50%	7.88%	7/1/2024	15,585	15,483	15,408
LMI Inc/DE (9)	L + 3.75%	8.13%	10/2/2028	14,870	14,784	9,383
Medallia, Inc. (4)(11)	L + 6.50% PIK	10.88%	10/30/2028	73,495	73,495	69,997
Mcafee Corp. (9)	SF + 3.75%	7.97%	3/1/2029	7,960	7,924	7,431
Mitchell International, Inc. (9)	L + 3.75%	8.41%	10/16/2028	19,788	19,464	18,294
New Era Technology, Inc. (4)(12)	L + 6.25%	10.66%	10/31/2026	19,849	19,849	19,128
Peraton Inc. (11)	L + 3.75%	8.13%	2/1/2028	3,717	3,719	3,636
Perforce Software, Inc. (4)(9)	SF + 4.50%	8.82%	7/1/2026	19,900	19,464	19,105
Ping Identity Holding Corp. (4)(7)(11)			10/17/2028	6,068	(147)	(147)
Ping Identity Holding Corp. (4)(11)	SF + 7.00%	11.32%	10/17/2029	59,003	57,538	57,571
Prism Parent Co., Inc. (4)(7)(11)			9/19/2028	10,833	(215)	(348)
Prism Parent Co., Inc. (4)(11)	SF + 6.00%	10.32%	9/19/2028	43,225	42,391	41,837
Project Alpha Intermediate Holding, Inc. (8)	L + 4.00%	8.39%	4/26/2024	8,682	8,606	8,491
Project Ruby Ultimate Parent Corp (11)	L + 3.25%	7.63%	3/10/2028	7,368	7,361	6,983
Quail Buyer, Inc. (4)(11)	L + 5.25%	10.18%	10/1/2027	7,444	7,320	7,343
Quasar Intermediate Holdings Ltd (9)	SF + 4.25%	8.49%	2/1/2029	13,965	13,846	10,836
Riley Mergeco LLC (4)(7)(12)			9/23/2027	456	(9)	(23)
Riley Mergeco LLC (4)(7)(12)			9/23/2027	304	(6)	(15)
Riley Mergeco LLC (4)(12)	L + 6.00% (incl 2.75% PIK)	10.38%	9/23/2027	1,701	1,667	1,615
Rocket Software, Inc. (8)	L + 4.25%	8.63%	11/28/2025	11,283	11,096	10,876
Smarsh Inc. (4)(7)(11)	SF + 6.50%	11.29%	2/16/2029	4,286	2,067	1,920
Smarsh Inc. (4)(7)(11)			2/16/2029	1,071	(19)	(56)
Smarsh Inc. (4)(11)	SF + 6.50%	11.29%	2/16/2029	17,143	16,834	16,250
TA TT Buyer, LLC (4)(9)	SF + 5.00%	8.98%	4/2/2029	14,963	14,822	14,588
Tibco Software Inc (9)	SF + 4.50%	9.18%	3/20/2029	13,010	11,882	11,651
Tricentis Americas, Inc. (4)(7)(12)	SF + 4.25%	8.94%	5/13/2024	8,748	3,144	3,055
Tricentis Americas, Inc. (4)(7)(12)			5/13/2024	499	(3)	(8)

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units		Amortized Cost (3)	Fair Value	Percentage of Net Assets
Tricentis Americas, Inc. (4)(12)	SF + 4.25%	8.94%	5/13/2024		15,353	15,260	15,102
Trimech Acquisition Corp. (4)(7)(12)	SF + 4.75%	9.39%	3/10/2028		3,289	345	311
Trimech Acquisition Corp. (4)(12)	SF + 4.75%	9.48%	3/10/2028		21,548	21,256	21,000
Trimech Acquisition Corp. (4)(12)	SN + 4.75%	8.63%	3/10/2028		£36,623	44,201	43,398
UKG Inc (9)	L + 3.25%	7.00%	5/4/2026		9,164	9,104	8,740
User Zoom Technologies, Inc. (4)(11)	SF + 5.75%	9.35%	4/5/2029		18,948	18,593	18,064
Zayo Group, LLC (8)	L + 3.00%	7.38%	3/9/2027		5,351	5,290	4,358
Zelis Payments Buyer, Inc. (8)	L + 3.50%	7.88%	9/30/2026		13,884	13,811	13,758
Zendesk Inc (4)(7)(11)			11/22/2028		39,321	(786)	(772)
Zendesk Inc (4)(7)(11)			11/22/2028		17,940	(352)	(352)
Zendesk Inc (4)(11)	SF + 6.50%	11.04%	11/22/2028		157,283	154,163	154,193

						1,160,317	1,134,286	32.83%

Technology Hardware and Equipment
Altar Bidco, Inc. (9)	SF + 3.10%	5.50%	2/1/2029		7,960	7,937	7,623
CC WDW Borrower, Inc. (4)(7)(12)		\	1/27/2028		22,837	(618)	(1,006)
CC WDW Borrower, Inc. (4)(7)(12)			1/27/2028		5,122	(130)	(226)
CC WDW Borrower, Inc. (4)(12)	SF + 6.75%	10.95%	1/27/2028		45,559	44,367	43,553
Excelitas Technologies Corp. (4)(7)(11)			8/13/2029		6,522	(123)	(247)
Excelitas Technologies Corp. (4)(11)	SF + 5.75%	10.12%	8/13/2029		33,804	33,146	32,526
Excelitas Technologies Corp. (4)(8)	E + 5.75%	7.55%	8/13/2029		€5,587	5,651	5,746
Excelitas Technologies Corp. (4)(7)(11)	SF + 5.75%	10.12%	8/14/2028		3,261	1,787	1,732
TechInsights Inc (4)(6)(12)	L + 6.63%	11.36%	11/9/2027		993	974	962
TechInsights Inc (4)(6)(12)	L + 6.63%	11.36%	11/9/2027		2,578	2,531	2,498

						95,522	93,161	2.70%

Telecommunications Equipment
Delta Topco, Inc. (11)	L + 3.75%	8.15%	12/1/2027		6,952	6,778	6,445

						6,778	6,445	0.19%

Telecommunications Service Providers
Directv Financing, LLC (11)	L + 5.00%	9.38%	8/2/2027		18,212	17,852	17,770
Dish DBS Corporation (8)		5.25%	12/1/2026		7,703	7,430	6,503
Meriplex Communications, Ltd (4)(7)(11)	SF + 5.00%	9.42%	7/17/2028		4,952	1,268	1,163
Meriplex Communications, Ltd (4)(7)(11)	SF + 5.00%	9.42%	7/17/2028		1,143	98	74
Meriplex Communications, Ltd (4)(11)	SF + 5.00%	9.42%	7/17/2028		13,905	13,706	13,416
Openmarket Inc. (4)(6)(11)	L + 6.25%	10.98%	9/17/2026		4,938	4,841	4,714
Radiate Holdco LLC (11)	L + 3.25%	7.63%	9/25/2026		14,880	14,815	12,156

						60,010	55,796	1.61%

Travel and Leisure
AD1 LBV1, LLC (4)(7)(10)	L + 6.75%	10.87%	12/10/2024		365	244	242
AD1 LBV1, LLC (4)(10)	L + 6.75%	10.87%	12/10/2024		19,002	18,823	18,746
Artemis Bidco Limited (4)(6)(7)(8)	SN + 6.00%	9.45%	9/8/2028		£2,437	298	2
Artemis Bidco Limited (4)(6)(8)	SN + 6.00%	9.45%	9/8/2028		£7,749	10,047	8,346
Artemis Bidco Limited (4)(6)(8)	SN + 6.00%	9.45%	9/8/2028		£4,509	5,888	4,857
Artemis Bidco Limited (4)(6)(8)	SN + 6.00%	9.45%	9/8/2028		£4,676	6,107	5,037
Canoe Bidco Pty Limited (4)(6)(9)	B + 6.00%	9.39%	5/20/2026	A$	31,969	21,117	21,602
Canoe Bidco Pty Limited (4)(6)(9)	B + 6.50%	10.10%	5/20/2026	A$	137,468	95,005	92,889
IRB Holding Corp. (12)	L + 2.75%	7.13%	2/5/2025		8,101	8,044	8,042

						165,573	159,763	4.62%

Total First Lien Debt						$5,755,124	$5,614,718	162.50%

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Second Lien Debt
Consumer Services
Asurion Corporation (8)	L + 5.25%	9.63%	1/31/2028	$5,165	$5,104	$4,059

					5,104	4,059	0.12%

Health Care Providers
Charlotte Buyer Inc (9)	SF + 8.25%	12.53%	8/3/2028	10,000	9,327	9,463

					9,327	9,463	0.27%

Industrial Support Services
Galaxy US Opco Inc. (4)(9)	SF + 8.25%	12.57%	4/29/2030	9,000	8,786	8,794

					8,786	8,794	0.25%

Software and Computer Services
UKG Inc (9)	L + 5.25%	9.00%	5/3/2027	24,852	24,547	22,932

					24,547	22,932	0.66%

Total Second Lien Debt					$47,764	$45,248	1.31%

Unsecured Debt
Health Care Providers
Vetcor Group Holdings LLC (4)(7)(8)			9/3/2030	$251	$(2)	$(19)
Vetcor Group Holdings LLC (4)(8)	13.00% PIK	13.00%	9/3/2030	783	774	722

					772	703	0.02%

Medical Equipment and Services
DCA Acquisition Holdings LLC (4)(7)(8)			12/28/2032	88	(2)	(2)
DCA Acquisition Holdings LLC (4)(8)	12.50% PIK	12.50%	12/28/2032	923	894	905

					892	903	0.03%

Non-life Insurance
Alliant Holdings Intermediate LLC / Alliant Holdings Co-Issuer (8)		6.75%	10/15/2027	6,255	5,632	5,636
USI Inc/NY (8)		6.88%	5/1/2025	2,457	2,365	2,371

					7,997	8,007	0.23%

Telecommunications Service Providers
CCO Holdings LLC / CCO Holdings Capital Corp (8)		5.50%	5/1/2026	7,000	7,102	6,787
T-Mobile USA, Inc. (8)		2.25%	2/15/2026	10,000	9,539	9,112

					16,641	15,899	0.46%

Total Unsecured Debt					$26,302	$25,512	0.74%

Structured Finance
Structured Finance Investments
ALM 2020 Ltd (6)(8)	L + 6.00%	10.08%	10/15/2029	$3,330	$2,995	$2,937
AMMC CLO 20 Ltd (6)(8)	L + 5.81%	9.89%	4/17/2029	950	890	866
AMMC CLO 21 Ltd (6)(8)	L + 3.10%	7.56%	11/2/2030	2,150	1,898	1,887
AMMC CLO 21 Ltd (6)(8)	L + 6.50%	10.96%	11/2/2030	4,126	3,609	3,474
Carlyle Global Market Strategies (6)(8)	L + 5.40%	9.64%	10/20/2027	1,750	1,480	1,475
Carlyle Global Market Strategies (6)(8)	L + 5.40%	9.76%	7/27/2031	1,200	912	976
Catskill Park CLO Ltd (6)(8)	L + 6.00%	10.24%	4/20/2029	1,350	1,210	1,150
CENT CLO 16, L.P. (6)(8)	SF + 8.07%	10.57%	7/24/2034	3,000	2,810	2,735
Dryden 108 CLO Ltd (6)(8)			7/18/2035	2,900	2,291	2,204
Marble Point CLO XI Ltd (6)(8)	L + 2.80%	6.99%	12/18/2030	1,850	1,534	1,580

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Monroe Capital MML CLO XIV LLC (6)(8)	SF + 10.02%	14.08%	10/24/2034	2,500	2,328	2,345
OCP CLO 2017-14 Ltd (6)(8)	SF + 6.80%	10.66%	1/15/2033	1,469	1,273	1,326
Shackleton 2019-XV CLO Ltd (6)(8)	L + 6.66%	10.74%	1/15/2032	3,000	2,612	2,697
Silver Creek CLO Ltd (6)(8)	L + 5.62%	9.86%	7/20/2030	2,000	1,776	1,755
Voya CLO Ltd (6)(8)	L + 3.55%	7.63%	4/17/2030	1,500	1,311	1,330

					28,929	28,737	0.83%

Total Structured Finance					$28,929	$28,737	0.83%

Equity Investments
Electricity
IP Operating Portfolio I, LLC (4)				2	$67	$198

					67	198	0.01%

Software and Computer Services
Picard Holdco, Inc. – Preferred Shares (4)(9)	SF + 12.00% PIK	16.59%	9/30/2032	1,000	970	1,012
Picard Holdco, Inc. – Preferred Shares (4)(9)	SF + 12.00% PIK	16.59%	9/30/2032	30	30	32

					1,000	1,044	0.03%

Media
Oneteam Partners, LLC – Preferred Shares (4)(5)		8.00%	9/15/2032	1,000	1,000	1,064

					1,000	1,064	0.03%

Total Equity Investments					$2,067	$2,306	0.07%

Total Investments – Non-Controlled/Non-Affiliated					$5,860,186	$5,716,521	165.44%

Total Investment Portfolio					$5,860,186	$5,716,521	165.44%

Cash and Cash Equivalents
J.P. Morgan U.S. Government Fund, Institutional Shares				53,347	$53,347	$53,347
Cash					20,894	20,894

Total Cash and Cash Equivalents					$74,241	$74,241	2.15%

Total Investment Portfolio, Cash and Cash Equivalents					$5,934,427	$5,790,762	167.59%

(1)
Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income
producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments and the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral under its credit facilities unless otherwise indicated.

(2)
The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate (“LIBOR” or “L”), Prime Rate (“Prime” or “P”), Sterling Overnight Index Average (“SONIA” or “SN”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR” or “SF”), Canadian Dollar Offered Rate (“CDOR” or “C”) or Bank Bill Swap Rate (“BBSW” or “B”) which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR, Prime, SONIA, E, SOFR, CDOR or BBSW and the current contractual interest rate in effect at December 31, 2022. Certain investments are subject to a LIBOR, Prime, or SOFR interest rate floor, or rate cap. Certain investments contain a
Payment-in-Kind
(“PIK”) provision.

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the Adviser as the Company’s valuation designee, subject to the oversight of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)	These debt investments are not pledged as collateral under HLEND-A Funding Facility, the HLEND-B Funding Facility, the Revolving Credit Facility and the Short Term Financing Transactions.
(6)
The investment is not a qualifying asset, in whole or in part, under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2022, non-qualifying
assets represented 16.1% of total assets as calculated in accordance with regulatory requirements.

(7)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
United Musculoskeletal Partners Acquisition Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	$50,408	$(1,976)
MB2 Dental Solutions, LLC	1st Lien Senior Secured Delayed Draw Loan	48,611	(1,661)
Zendesk Inc	1st Lien Senior Secured Delayed Draw Loan	39,321	(772)
SDC US Smilepay SPV	1st Lien Senior Secured Delayed Draw Loan	38,645	(1,792)
Express Wash Concepts	1st Lien Senior Secured Delayed Draw Loan	37,286	(2,375)
Foundation Automotive US Corp	1st Lien Senior Secured Delayed Draw Loan	34,033	(1,236)
RSC Acquisition, Inc.	1st Lien Senior Secured Delayed Draw Loan	28,274	(753)
Zips Car Wash, LLC	1st Lien Senior Secured Delayed Draw Loan	24,213	(472)
Coding Solutions Acquisition, Inc.	1st Lien Senior Secured Delayed Draw Loan	22,875	(1,001)
CC WDW Borrower, Inc.	1st Lien Senior Secured Delayed Draw Loan	22,837	(1,006)
Plasma Buyer LLC	1st Lien Senior Secured Delayed Draw Loan	22,070	(1,040)
Trupanion, Inc.	1st Lien Senior Secured Delayed Draw Loan	21,000	(837)
Club Car Wash Operating, LLC	1st Lien Senior Secured Delayed Draw Loan	20,717	(911)
NBG Acquisition Corp.	1st Lien Senior Secured Delayed Draw Loan	18,760	(1,319)
IP Operating Portfolio I, LLC	1st Lien Senior Secured Delayed Draw Loan	18,168	(542)
Zendesk Inc	1st Lien Senior Secured Revolving Loan	17,940	(352)
Patriot Growth Insurance Services, LLC	1st Lien Senior Secured Delayed Draw Loan	16,982	(465)
2080 Media, Inc.	1st Lien Senior Secured Delayed Draw Loan	16,751	(159)
SimpliSafe Holding Corporation	1st Lien Senior Secured Delayed Draw Loan	15,106	(455)
2080 Media, Inc.	1st Lien Senior Secured Revolving Loan	13,795	(139)
Sequa Corp	1st Lien Senior Secured Revolving Loan	13,676	(670)
PPV Intermediate Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	13,670	(520)
Radwell Parent, LLC	1st Lien Senior Secured Revolving Loan	13,271	(392)
Armstrong Bidco Limited	1st Lien Senior Secured Delayed Draw Loan	12,991	(69)
E.S.G. Movilidad, S.L.U.	1st Lien Senior Secured Delayed Draw Loan	12,039	(688)
Formerra, LLC	1st Lien Senior Secured Revolving Loan	12,031	(380)
Coretrust Purchasing Group LLC	1st Lien Senior Secured Revolving Loan	11,656	(501)
Specialty Ingredients, LLC	1st Lien Senior Secured Revolving Loan	11,279	(413)
Prism Parent Co., Inc.	1st Lien Senior Secured Delayed Draw Loan	10,833	(348)
Coretrust Purchasing Group LLC	1st Lien Senior Secured Delayed Draw Loan	10,736	(461)

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
Renaissance Financiere	1st Lien Senior Secured Delayed Draw Loan	10,702	(428)
Plasma Buyer LLC	1st Lien Senior Secured Revolving Loan	9,458	(411)
Royal Buyer, LLC	1st Lien Senior Secured Delayed Draw Loan	9,000	(321)
Dolcetto HoldCo S.P.A.	1st Lien Senior Secured Delayed Draw Loan	8,993	(218)
Coding Solutions Acquisition, Inc.	1st Lien Senior Secured Revolving Loan	8,700	(381)
Daphne S.P.A.	1st Lien Senior Secured Delayed Draw Loan	8,519	(421)
Gusto Aus Bidco Pty Ltd	1st Lien Senior Secured Delayed Draw Loan	8,161	(238)
The NPD Group L.P.	1st Lien Senior Secured Revolving Loan	7,940	(266)
Captive Resources Midco LLC	1st Lien Senior Secured Revolving Loan	7,557	(142)
Yes Energy LLC	1st Lien Senior Secured Delayed Draw Loan	7,500	(301)
Baart Programs, Inc.	1st Lien Senior Secured Delayed Draw Loan	7,191	(294)
123Dentist Inc	1st Lien Senior Secured Delayed Draw Loan	7,110	(268)
Trupanion, Inc.	1st Lien Senior Secured Revolving Loan	6,576	(262)
Excelitas Technologies Corp.	1st Lien Senior Secured Delayed Draw Loan	6,522	(247)
Tilting Point Media LLC	1st Lien Senior Secured Delayed Draw Loan	6,372	(600)
PPV Intermediate Holdings, LLC	1st Lien Senior Secured Revolving Loan	6,366	(242)
Advarra Holdings, Inc.	1st Lien Senior Secured Delayed Draw Loan	6,340	(226)
Avalara, Inc.	1st Lien Senior Secured Revolving Loan	6,324	(153)
Ping Identity Holding Corp.	1st Lien Senior Secured Revolving Loan	6,068	(147)
Tricentis Americas, Inc.	1st Lien Senior Secured Delayed Draw Loan	5,551	(91)
Royal Buyer, LLC	1st Lien Senior Secured Revolving Loan	5,367	(192)
Spotless Brands, LLC	1st Lien Senior Secured Revolving Loan	5,175	(201)
CC WDW Borrower, Inc.	1st Lien Senior Secured Revolving Loan	5,122	(226)
TMC Buyer Inc	1st Lien Senior Secured Delayed Draw Loan	4,569	(400)
Spanx, LLC	1st Lien Senior Secured Revolving Loan	4,467	(220)
Formerra, LLC	1st Lien Senior Secured Delayed Draw Loan	4,270	(135)
PTSH Intermediate Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	3,953	(261)
Integrity Marketing Acquisition LLC	1st Lien Senior Secured Delayed Draw Loan	3,818	(156)
Asdam Operations Pty Ltd	1st Lien Senior Secured Delayed Draw Loan	3,691	(168)
Meriplex Communications, LTD	1st Lien Senior Secured Delayed Draw Loan	3,615	(127)
CPI Buyer, LLC	1st Lien Senior Secured Delayed Draw Loan	3,491	(97)
Pinnacle Fertility, Inc.	1st Lien Senior Secured Delayed Draw Loan	3,125	(93)
Arcfield Acquisition Corp	1st Lien Senior Secured Revolving Loan	2,990	(129)
Thrasio LLC	1st Lien Senior Secured Delayed Draw Loan	2,972	(338)
Tilting Point Media LLC	1st Lien Senior Secured Revolving Loan	2,916	(274)
TriMech Acquisition Corp.	1st Lien Senior Secured Revolving Loan	2,895	(74)
Arc Media Holdings Limited	1st Lien Senior Secured Revolving Loan	2,766	(67)
Artemis Bidco Limited	1st Lien Senior Secured Delayed Draw Loan	2,622	(286)
Galway Borrower LLC	1st Lien Senior Secured Revolving Loan	2,216	(109)
Smarsh Inc.	1st Lien Senior Secured Delayed Draw Loan	2,143	(112)
CPI Buyer, LLC	1st Lien Senior Secured Revolving Loan	2,115	(43)
Spirit RR Holdings, Inc.	1st Lien Senior Secured Revolving Loan	1,806	(74)
Excelitas Technologies Corp.	1st Lien Senior Secured Revolving Loan	1,413	(50)
NBG Acquisition Corp.	1st Lien Senior Secured Revolving Loan	1,358	(95)
Calabrio, Inc.	1st Lien Senior Secured Revolving Loan	1,152	(25)

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
Smarsh Inc.	1st Lien Senior Secured Revolving Loan	1,071	(56)
IG Investments Holdings, LLC	1st Lien Senior Secured Revolving Loan	1,036	(32)
Meriplex Communications, LTD	1st Lien Senior Secured Revolving Loan	1,029	(36)
Huskies Parent, Inc.	1st Lien Senior Secured Delayed Draw Loan	1,000	(93)
NBG Acquisition Corp.	1st Lien Senior Secured Delayed Draw Loan	952	(67)
DS Admiral Bidco, LLC	1st Lien Senior Secured Revolving Loan	850	(22)
Patriot Growth Insurance Services, LLC	1st Lien Senior Secured Revolving Loan	822	(22)
AxiomSL Group, Inc.	1st Lien Senior Secured Revolving Loan	812	—
AxiomSL Group, Inc.	1st Lien Senior Secured Delayed Draw Loan	744	—
850 Third Avenue Mezz I, LLC	1st Lien Senior Secured Delayed Draw Loan	643	(90)
ERC Topco Holdings, LLC	1st Lien Senior Secured Delayed Draw Loan	620	(17)
Pediatric Associates Holding Company, LLC	1st Lien Senior Secured Delayed Draw Loan	516	(25)
Tricentis Americas, Inc.	1st Lien Senior Secured Revolving Loan	499	(8)
RSC Acquisition, Inc.	1st Lien Senior Secured Revolving Loan	467	(12)
Galway Borrower LLC	1st Lien Senior Secured Delayed Draw Loan	457	(24)
Riley MergeCo LLC	1st Lien Senior Secured Delayed Draw Loan	456	(23)
Associations Inc.	1st Lien Senior Secured Revolving Loan	403	(6)
Bottomline Technologies, Inc.	1st Lien Senior Secured Revolving Loan	385	(13)
ERC Topco Holdings, LLC	1st Lien Senior Secured Revolving Loan	383	(9)
Riley MergeCo LLC	1st Lien Senior Secured Revolving Loan	304	(15)
Nexus Intermediate III, LLC	1st Lien Senior Secured Delayed Draw Loan	300	(3)
Huskies Parent, Inc.	1st Lien Senior Secured Revolving Loan	294	(24)
Time Manufacturing Holdings, LLC	1st Lien Senior Secured Revolving Loan	255	(15)
VetCor Group Holdings LLC	Unsecured Delayed Draw Loan	250	(19)
AD1 LBV1, LLC	1st Lien Senior Secured Delayed Draw Loan	119	(2)
ABB/CON-CISE Optical Group LLC	1st Lien Senior Secured Revolving Loan	118	(8)
DCA Acquisition Holdings LLC	Unsecured Delayed Draw Loan	88	(2)
Aventine Intermediate LLC	1st Lien Senior Secured Delayed Draw Loan	80	(4)
Higginbotham Insurance Agency, Inc.	1st Lien Senior Secured Delayed Draw Loan	28	—
Zips Car Wash, LLC	1st Lien Senior Secured Delayed Draw Loan	10	—

Total		$895,942	$(33,961)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2022 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2022 was 0.60%.
(11)	The interest rate floor on these investments as of December 31, 2022 was 0.75%.
(12)	The interest rate floor on these investments as of December 31, 2022 was 1.00%.
(13)	The interest rate floor on these investments as of December 31, 2022 was 1.75%.
(14)	The interest rate floor on these investments as of December 31, 2022 was 2.00%.

HPS Corporate Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)
ADDITIONAL INFORMATION
Foreign currency forward contracts

Currency Purchased	Currency Sold	Counterparty	Settlement Date	Unrealized Appreciation (Depreciation)
U.S. Dollars 11,439	Australian Dollars 17,518	Goldman Sachs Bank USA	3/21/2023	$(530)
U.S. Dollars 1,449	Australian Dollars 2,067	Goldman Sachs Bank USA	9/21/2023	28
U.S. Dollars 4,010	Australian Dollars 6,291	Goldman Sachs Bank USA	12/21/2023	(319)
U.S. Dollars 1,563	Canadian Dollars 2,024	Goldman Sachs Bank USA	9/21/2023	63
U.S. Dollars 12,622	Euro 12,231	Goldman Sachs Bank USA	3/21/2023	(545)
U.S. Dollars 77,725	Euro 72,453	Goldman Sachs Bank USA	6/21/2023	(705)
U.S. Dollars 3,819	Euro 3,809	Goldman Sachs Bank USA	12/21/2023	(339)
U.S. Dollars 893	Euro 846	Goldman Sachs Bank USA	9/23/2024	(39)
U.S. Dollars 4,002	British Pound 3,280	Goldman Sachs Bank USA	3/21/2023	29
U.S. Dollars 116,882	British Pound 95,507	Goldman Sachs Bank USA	6/21/2023	1,005
U.S. Dollars 6,868	British Pound 6,303	Goldman Sachs Bank USA	10/15/2024	(784)

Total				$(2,136)

Interest Rate Swaps

Counterparty	Hedged Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount	Fair Market Value
Goldman Sachs Bank USA	November 2025 Notes	8.37%	SOFR + 4.08%	11/14/2025	$85,000	$314
Goldman Sachs Bank USA	November 2027 Notes	8.43%	SOFR + 4.42%	11/14/2027	77,500	677

Total Interest Rate Swaps						$991

The accompanying notes are an integral part of these consolidated financial statements.

HPS Corporate Lending Fund
Notes to Consolidated Financial Statements
(in thousands, except per share data, percentages and as otherwise noted)
Note 1. Organization
HPS Corporate Lending Fund (the “Company” or “HLEND”) is a Delaware statutory trust that was formed on December 23, 2020 and commenced operations on February 3, 2022. The Company seeks to invest primarily in newly originated senior secured debt and other securities of private U.S. companies within the upper middle market. The Company is a non-diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is externally managed by HPS Advisors, LLC (the “Adviser”), a wholly-owned subsidiary of HPS Investment Partners, LLC (the “Administrator” or “HPS”). Prior to June 30, 2023, the Company was externally managed by HPS. The Company has elected to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
The Company’s investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. The Company seeks to achieve its investment objective by investing primarily in newly originated, privately negotiated senior credit investments in high quality, established upper middle market companies, and in select situations, companies in special situations. Upper middle market companies generally mean companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $75 million to $1 billion annually or $250 million to $5 billion in revenue annually at the time of investment.
The Company has and may continue to invest in smaller or larger companies if the opportunity presents attractive investment and risk-adjusted returns. In addition to corporate level obligations, the Company’s investments in such companies may also opportunistically include private asset-based financings such as equipment financings, financings against mission-critical corporate assets and mortgage loans, and/or investments that represent equity in portfolios of loans, receivables or other debt instruments. The Company may also selectively make investments that represent equity in portfolios of loans, receivables or other debt instruments. The Company may also participate in programmatic investments through partnerships or joint ventures with one or more unaffiliated banks or other financial institutions, including structures where a partner assumes senior exposure to each investment, and the Company participates in the junior exposure.
The Company’s investment strategy also includes a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. This allocation may also include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments.
The strategy of the Company primarily focuses on companies in the United States, but also intends to leverage the Adviser’s presence to invest in companies in Europe, Australia and other locations outside the U.S. In addition, the Company may also invest in publicly traded securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”
The Company offers on a continuous basis up to $8.0 billion of Common Shares of beneficial interest pursuant to an offering registered with the Securities and Exchange Commission (the “Offering”). The Company offers to sell any combination of four classes of Common Shares: Class I shares, Class D shares, Class F shares, and Class S shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The initial purchase price for the Common Shares of beneficial interest was $25.00 per share for Class I shares, Class D shares and Class F shares and the initial purchase price was $25.11 for Class S shares. Thereafter, the purchase price per share for each class of Common Shares equals the net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date.

Emerson Equity LLC (the “Managing Dealer”) will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in the offering. The Company may also engage in private offerings of its Common Shares.
The Company accepted purchase orders and held investors’ funds in an interest-bearing escrow account until the Company received purchase orders for at least $100.0 million, excluding shares purchased by HPS, its affiliates and trustees and officers but including any shares purchased in any private offering, in any combination of purchases of Class I shares, Class D shares, Class F shares, and Class S shares, and the Company’s Board of Trustees (the “Board”) authorized the release of funds in the escrow account. As of February 3, 2022, the Company had satisfied the minimum offering requirement and commenced its operations after the Company’s Board had authorized the release of proceeds from escrow. As of such date, the Company issued and sold 20,437,880 shares (consisting of 7,074,280 Class I shares, 1,268,000 Class D shares, and 12,095,600 Class F shares at an offering price of $25.00 per share), and the escrow agent released net proceeds of $510.9 million to the Company as payment for such shares. There were no Class S shares issued on such date, as Class S shares commenced operations on October 1, 2023.
Note 2. Significant Accounting Policies
Basis of Presentation
The annual consolidated financial statements have been prepared in accordance with U.S. GAAP for annual financial information and pursuant to the requirements for reporting on Form
10-K
and Article 6 of Regulation
S-X.
In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements for the periods presented have been included. All intercompany balances and transactions have been eliminated.
As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”).
Basis of Consolidation
As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company.
The Company consolidated the results of its wholly-owned subsidiaries HLEND Holdings A, L.P. (“HLEND A”), HLEND Holdings B, L.P. (“HLEND B”), HLEND Holdings C, L.P. (“HLEND C”), HLEND Holdings D, L.P. (“HLEND D”), HLEND CLO
2023-1
INVESTMENTS, LLC, HLEND Proxima, LLC, HLEND FEP, LLC, HLEND OTM, LLC and HLEND Lux Sarl. All intercompany transactions have been eliminated in consolidation.
The Company does not consolidate its investment in the ULTRA III, LLC (“ULTRA III”) joint venture. For further description of the Company’s joint venture, see “Note 11. Joint Venture.”
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual amounts could differ from those estimates and such differences could be material.
Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.
Investments
Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.
The Company is required to report its investments for which current market values are not readily available at fair value. The Company values its investments in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.
Investments that are listed or traded on an exchange and are freely transferable are valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, the Company uses these quotations to determine the value of its investments. The Company utilizes mid-market
pricing (i.e.,
mid-point
of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from one or more broker quotes. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.
Where prices or inputs are not available or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, as will be the case for a substantial portion of the Company’s investments, are valued at fair value as determined in good faith by the Adviser as the Company’s valuation designee under Rule
2a-5
under the 1940 Act, pursuant to the Company’s valuation policy, and under the oversight of the Board, based on, among other things, the input of one or more independent valuation firms retained by the Company to review the Company’s investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
With respect to the quarterly valuation of investments, the Company undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•
The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in consultation with the Adviser’s investment professionals responsible for each portfolio investment;

•
In addition, independent valuation firms retained by the Company prepare quarter-end
valuations of each such investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•
The Adviser’s valuation committee with respect to the Company (the “Valuation Committee”) reviews the valuation recommendations prepared by the Adviser’s valuation team and, as appropriate, the independent valuation firms’ valuation ranges;

•	The Adviser’s Valuation Committee then determines fair value marks for each of the Company’s portfolio investments; and

•	The Board and Audit Committee periodically review the valuation process and provide oversight in accordance with the requirements of Rule 2a-5 under the 1940 Act.
As part of the valuation process, the Company takes into account relevant factors in determining the fair value of the Company’s investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser considers whether the pricing indicated by the external event corroborates its valuation.
The Company has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Adviser and the Company may reasonably rely on that assistance. However, the Adviser is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy, the Board’s oversight and a consistently applied valuation process.
Derivative Instruments
The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined
price at a future date. Foreign currency forward contracts are marked-to-market
at the applicable forward rate. Unrealized appreciation (depreciation) on foreign currency forward contracts are recorded on the Consolidated Statements of Assets and Liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Notional amounts of foreign currency forward contract assets and liabilities are presented separately on the Consolidated Schedules of Investments. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date. As it relates to foreign currency forward contracts, the Company does not utilize hedge accounting and as such, the Company recognizes its derivatives at fair value with changes in the net unrealized appreciation (depreciation) on foreign currency forward contracts recorded on the Consolidated Statements of Operations.
Additionally, the Company uses interest rate swaps to mitigate interest rate risk associated with the Company’s fixed rate liabilities. The fair value of the interest rate swaps are included as derivative assets at fair value or derivative liabilities at fair value, as applicable, on the Company’s Consolidated Statements of Assets and Liabilities. The Company designated the interest rate swaps as the hedging instruments in a qualifying fair value hedge accounting relationship, and therefore the change in fair value of the hedging instrument and hedged item are recorded as components of interest expense in the Consolidated Statements of Operations. The change in fair value of the interest rate swap is offset by a change in the carrying value of the fixed rate debt.
The fair value of the Company’s derivatives are recorded on the Consolidated Statements of Assets and Liabilities by security type and counterparty on a net basis, if subject to an enforceable master netting agreement, not taking into account collateral posted which is recorded separately. As of December 31, 2023 and 2022, there was no collateral pledged.
Loan Participations
The Company follows the guidance in ASC 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the Consolidated Statements of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.
Foreign Currency Transactions
Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.
The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within the net realized and unrealized gains or losses on investments. Fluctuations arising from the translation of non-investment
assets and liabilities are included with the net change in unrealized gains (losses) on foreign currency translations on the Consolidated Statements of Operations.
Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.
Revenue Recognition
Interest Income
Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the years ended December 31, 2023 and 2022, the Company recorded non-recurring
interest income of $16.4 million and $1.9 million, respectively (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts).

Loans are generally placed on
non-accrual
status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual
status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual
status. Interest payments received on
non-accrual
loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability.
Non-accrual
loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual
status if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2023 and 2022, there were three and zero investments placed on non-accrual
status, respectively.
PIK Income
The Company has loans in its portfolio that contain
payment-in-kind
(“PIK”) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in interest income in the Consolidated Statements of Operations. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual
status. When a PIK investment is placed on
non-accrual
status, the accrued, uncapitalized interest is generally reversed through interest income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash.
Dividend Income
Dividend income on preferred equity securities and on the Company’s membership interests in its joint ventures are recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend
date for publicly-traded portfolio companies. To the extent a preferred equity security contains PIK provisions, PIK dividends, computed at the contractual rate specified in each applicable agreement, are accrued and recorded as dividend income and added to the principal balance of the preferred equity security. PIK dividends added to the principal balance are generally collected upon redemption of the equity. For the years ended December 31, 2023 and 2022, the Company recorded $0.5 million and $0.0 million, respectively, of dividend income, of which, $0.4 million and $0.0 million, respectively, relate to PIK dividends.
Other Income
The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.
Organization Costs
Organization expenses include, among other things, the cost of incorporating the Company and the cost of legal services and other fees pertaining to the Company’s organization.
Offering Expenses
The Company’s offering expenses include, among other things, legal fees, registration fees and other costs pertaining to the preparation of the Company’s registration statement (and any amendments or supplements thereto) relating to the offering and associated marketing materials. Offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over a twelve-month period from incurrence.

Deferred Financing Costs and Debt Issuance Costs
Deferred financing and debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These expenses are deferred and amortized into interest expense over the life of the related debt instrument using the straight-line method. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company’s Statements of Assets and Liabilities. Debt issuance costs related to any issuance of installment debt or notes are presented net against the outstanding debt balance of the related security.
Income Taxes
The Company has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s shareholders and would not be reflected in the consolidated financial statements of the Company.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to
be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold
are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses
of tax laws, regulations and interpretations thereof. The Company intends to make the requisite distributions to its shareholders, which will generally relieve the Company from corporate-level income taxes.
To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income
and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses.
In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of capital gain net income (both long-term and short-term) for the one-year period
ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. To the extent that it determines that estimated current year annual taxable income will be in excess of estimated current year distributions from such taxable income, the Company will accrue excise taxes, if any, on estimated undistributed taxable income.
For the years ended December 31, 2023 and 2022, the Company accrued $1.5 million and $0.8 million of U.S. federal excise tax, respectively.
Allocation of Income, Expenses, Gains and Losses
Income, expenses (other than those attributable to a specific class), gains and losses are allocated to each class of shares based upon the aggregate net asset value of that class in relation to the aggregate net asset value of the Company. Expenses that are specific to a class of shares are allocated to such class directly.
Distributions
To the extent that the Company has taxable income available, the Company intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company’s earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including distribution and/or shareholder servicing fees, if any.
The Company has adopted a distribution reinvestment plan pursuant to which shareholders will have their cash distributions automatically reinvested in additional shares of the Company’s same class of Common Shares to which the distribution relates unless they elect to receive their distributions in cash.
Recent Accounting Pronouncements
The Company considers the applicability and impact of all accounting standard updates (“ASUs”) issued by the Financial Accounting Standards Board. The Company has assessed currently issued ASUs and has determined that they are not applicable or are expected to have minimal impact on its consolidated financial statements.
Note 3. Fees, Expenses, Agreements and Related Party Transactions
Investment Advisory Agreement
On January 20, 2022, the Company entered into an investment advisory agreement with HPS, pursuant to which HPS managed the Company on a day-to-day
basis until June 30, 2023. On June 30, 2023, the Company entered into the Investment Advisory Agreement (the “Investment Advisory Agreement”) with the Adviser and HPS in connection with a corporate reorganization of the investment advisory operations with respect to the Company. The Adviser is responsible for determining the portfolio composition, making investment decisions, monitoring investments, performing due diligence on prospective portfolio companies and providing the Company with such other investment advisory and related services as may reasonably be required for the investment of capital.
The Investment Advisory Agreement is effective for an initial one-year
term ending on June 30, 2024 and will remain in effect from
year-to-year
thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the Independent Trustees. The Company may terminate the Investment Advisory Agreement, without payment of any penalty, upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related Securities and Exchange Commission (the “SEC”) guidance and interpretations.
Under the Investment Advisory Agreement, the Company pays the Adviser a fee for its services. The fee consists of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee are ultimately borne by the shareholders.
Base Management Fee
The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Investment Advisory Agreement, net assets means the Company’s total assets less the carrying value of liabilities, determined in accordance with U.S. GAAP. For the first calendar month in which the Company had operations, net assets were measured as the beginning net assets as of the date on which the Company broke escrow for the Offering.
The Adviser agreed to waive the base management fee from the date on which the Company broke escrow for the Offering through December 31, 2022.

For the year ended December 31, 2023, base management fees were $52.9 million. For the year ended December 31, 2022, base management fees were $26.5 million, all of which were voluntarily waived by the Adviser. As of December 31, 2023 and 2022, $5.6 million and $0.0 million, respectively, were payable to the Adviser related to management fees.
Incentive Fees
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Company’s income and a portion is based on a percentage of the Company’s capital gains, each as described below.
(i) Income based incentive fee
The income based incentive fee is based on the Company’s
Pre-Incentive
Fee Net Investment Income Returns, as defined below.
“Pre-Incentive
Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up
fees, as well as prepayments premiums, but excluding fees for providing managerial assistance) accrued during the quarter, minus operating expenses for the quarter (including the management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement with the administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding incentive fees and shareholder servicing and/or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon
securities), accrued income that we have not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter, is compared to a “Hurdle Rate” defined as a return of 1.25% per quarter (5.0% annualized).
The Company pays the Adviser an incentive fee quarterly in arrears with respect to the
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

i.	No incentive fee will be paid on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Pre-Incentive Fee Net Investment Income Returns do not exceed the Hurdle Rate;

ii.
100% of the dollar amount of the
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the Hurdle Rate but is less than a rate of return of 1.43% (5.72% annualized). This portion of the
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the Hurdle Rate but is less than 1.43%) is referred to as the
“Catch-Up.”
The
Catch-Up
is meant to provide the Adviser with 12.5% of the Company’s
Pre-Incentive
Fee Net Investment Income Returns as if a Hurdle Rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

iii.	12.5% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized).
These calculations are prorated for any period of less than three months, including the first quarter the Company commenced operations, and are adjusted for any share issuances or repurchases during the relevant quarter.

The Adviser agreed to waive the income based incentive fee from the date on which the Company broke escrow for the Offering through December 31, 2022. For the year ended December 31, 2023, income based incentive fees were $70.5 million. For the year ended December 31, 2022, income based incentive fees were $23.2 million, all of which were voluntarily waived by the Adviser. As of December 31, 2023 and 2022, $20.3 million and $0.0 million, respectively, were payable to the Adviser relating to income based incentive fees.
(ii) Capital gains incentive fee
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP. U.S. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains incentive fee plus the aggregate cumulative unrealized capital appreciation, net of any expense associated with cumulative unrealized capital depreciation or appreciation. If such amount is positive at the end of a period, then GAAP requires the Company to record a capital gains incentive fee equal to 12.5% of such cumulative amount, less the aggregate amount of actual capital gains incentive fees paid or capital gains incentive fees accrued under GAAP in all prior periods.
For the years ended December 31, 2023 and 2022, capital gains incentive fees were $3.5 million and $0.0 million, respectively. As of December 31, 2023 and 2022, the Company accrued $3.5 million and $0.0 million, respectively, of capital gains incentive fees, none of which were payable under the Investment Advisory Agreement.
Administration Agreement
On January 20, 2022, the Company entered into an agreement (the “Administration Agreement”), subsequently amended on June 30, 2023, with the Administrator under which the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of the Company’s NAV, compliance monitoring (including diligence and oversight of other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Company’s Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Company reimburses the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement includes the Company’s allocable portion of compensation (including salaries, bonuses and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment
professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of the Administrator or any of its affiliates, subject to the limitations described in Investment Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for the Company by such affiliate or third party.
The amount of the reimbursement payable to the Administrator for administrative services will be the lesser of (1) Administrators’ actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator is required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company does not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of HPS.
Unless earlier terminated as described below, the Administration Agreement is effective for a one-year term
ending on June 30, 2024 and will remain in effect
from year-to-year thereafter
if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the Independent Trustees. The Company may terminate the Administration Agreement, without payment of any penalty, upon 120 days’ written notice. The Administration Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related SEC guidance and interpretations.
For the years ended December 31, 2023 and 2022, the Company incurred $2.5 million and $1.8 million, respectively, in expenses under the Administration Agreement, which are recorded in “administrative service expenses” in the Company’s Consolidated Statements of Operations. As of December 31, 2023 and 2022, there was $2.5 million and $1.8 million, respectively, of administrative service expenses payable by the Company which are included in “due to affiliates” in the Consolidated Statements of Assets and Liabilities.
Sub-Administration and
Fund Accounting Servicing Agreements
HPS previously engaged U.S. Bancorp Fund Services, LLC (“U.S. Bancorp”) to assist in the provision of sub-administrative
and fund accounting services. U.S. Bancorp received compensation for these services under sub-administration
and fund accounting servicing agreements. On August 30, 2023, the Company provided notice for the termination of the sub-administration
agreement dated as of November 30, 2021 by and among the Company, HPS and U.S. Bancorp.
On August 28, 2023, the Company entered into a
Sub-Administration
Agreement (the
“Sub-Administration
Agreement”) with HPS and Harmonic Fund Services (“Harmonic”) as the Company’s
sub-administrator.
Pursuant to the
Sub-Administration
Agreement, Harmonic provides certain administrative services necessary for the operations of the Company. The Company will bear all fees to be paid to Harmonic under the
Sub-Administration
Agreement and Harmonic will be entitled to receive reimbursement from the Company for all out-of-pocket
expenses properly incurred by Harmonic in respect of the services provided pursuant to the
Sub-Administration
Agreement.
Managing Dealer Agreement
On August 3, 2021, the Company entered into a Managing Dealer Agreement (the “Managing Dealer Agreement”) with the Managing Dealer. Under the terms of the Managing Dealer Agreement, the Managing Dealer will serve as the Managing Dealer for the Offering. The Managing Dealer will be entitled to receive distribution and/or shareholder servicing fees monthly in arrears at an annual rate of 0.25%, 0.50% and 0.85% of the value of the Company’s net assets attributable to Class D shares, Class F shares and Class S shares, respectively, as of the beginning of the first calendar day of the month. No distribution and/or shareholding servicing fees will be paid with respect to Class I. The distribution and/or shareholder servicing fees will be payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers. As set forth in and pursuant to the Managing Dealer Agreement, the Company pays the Managing Dealer certain fees, including a $35,000 engagement fee that was previously paid, a $250,000 fixed managing dealer fee payable quarterly (which commenced in the first quarter of 2022) in arrears in five equal quarterly installments that was paid, and a two basis point (0.02%) variable managing dealer fee that is payable on any new capital raised in the offering following the expiration of the initial
15-month
period of the Offering. In addition, in connection with

services provided by the Managing Dealer with respect to the sale of shares registered pursuant to the registration statement filed on Form
N-2
on June 30, 2023 related to a
follow-on
offering of shares of the Company, HPS agreed to pay and paid a one-time
fee of $60,000 to the Managing Dealer. For the avoidance of doubt, such fee was borne and paid in its entirety solely by HPS, and such fee (or any portion thereof) was not borne or paid directly or indirectly by the Company or the shareholders.
The Company or the Adviser may also pay directly, or reimburse the Managing Dealer if the Managing Dealer pays on the Company’s behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).
The Company will cease paying the distribution and/or shareholder servicing fees on the Class D shares, Class F shares and Class S shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) a merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets or (iii) the date following the completion of the primary portion of the Offering on which, in the aggregate, underwriting compensation from all sources in connection with the Offering, including the distribution and/or shareholder servicing fees and other underwriting compensation, is equal to 10% of the gross proceeds from the Offering.
In addition, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), the Company will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class D shares, Class F shares and Class S shares in such shareholder’s account. At the end of such month, the applicable Class D shares, Class F shares or Class S shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class D, Class F or Class S shares.
The Managing Dealer is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, or FINRA.
The Managing Dealer Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Company’s trustees who are not “interested persons”, as defined in the 1940 Act, of the Company and who have no direct or indirect financial interest in the operation of the Company’s distribution plan or the Managing Dealer Agreement or by vote of a majority of the outstanding voting securities of the Company, on not more than 60 days’ written notice to the Managing Dealer or the Adviser. The Managing Dealer Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act.
Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. The Company’s obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S, Class D shares and Class F shares distributed shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Distribution and Servicing Plan
On August 9, 2021, the Board approved a distribution and servicing plan (the “Distribution and Servicing Plan”). The following table shows the shareholder servicing and/or distribution fees the Company pays the Managing Dealer with respect to the Class I, Class D, Class F, and Class S on an annualized basis as a percentage of the Company’s NAV for such class.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class I shares	—%
Class D shares	0.25%
Class F shares	0.50%
Class S shares	0.85%
The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the net asset value of the applicable class as of the beginning of the first calendar day of the month and subject to FINRA and other limitations on underwriting compensation. The Managing Dealer agreed to waive shareholder servicing and/or distribution fees for Class D shares and Class F shares for the first nine months following the date on which the Company broke escrow for the Offering.
The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class D, Class F or Class S shares are calculated based on the aggregate net asset value for all of the outstanding shares of each such class, it reduces the net asset value with respect to all shares of each such class, including shares issued under the Company’s distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class D, Class F or Class S shares: assistance with recordkeeping, answering investor inquiries regarding the Company, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
For the year ended December 31, 2023, the Company accrued distribution and/or shareholder servicing fees of $1.4 million, $13.1 million and $0.0 million, which were attributable to Class D, Class F, and Class S shares, respectively. For the year ended December 31, 2022, the Company accrued distribution and/or shareholder servicing fees of $0.6 million and $6.6 million, which were attributable to Class D and Class F shares, respectively, of which $0.5 million and $4.9 million, respectively, were waived during the period. As of December 31, 2023 and 2022, there was $1.5 million and $1.0 million, respectively, of shareholder servicing fees payable to the Managing Dealer.
Expense Support and Conditional Reimbursement Agreement
On January 20, 2022, the Company entered into an expense support and conditional reimbursement agreement with the Adviser. On June 30, 2023, the Company and the Adviser entered into an Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) in connection with the corporate reorganization of the investment advisory operations with respect to the Company. Pursuant to the Expense Support Agreement, on a monthly basis, the Adviser is obligated to advance all of the Company’s Other Operating Expenses (as defined hereafter) (each, a “Required Expense Payment”) to the extent that such expenses exceed 1.00% (on an annualized basis) of the Company’s NAV. The Adviser may elect to pay an additional portion of the Company’s expenses from time to time, which the Company will be obligated to reimburse to the Adviser at a later date if certain conditions are met.

“Other Operating Expenses” means the Company’s total organization and offering expenses, professional fees, trustee fees, administration fees, and other general and administrative expenses (including the Company’s allocable portion of compensation (including salaries, bonuses and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement).
Any Required Expense Payment must be paid by the Adviser to the Company in any combination of cash or other immediately available funds and/or offset against amounts due from the Company to the Adviser or its affiliates.
The Adviser may elect to pay certain additional expenses on behalf of the Company (each, a “Voluntary Expense Payment” and together with a Required Expense Payment, the “Expense Payments”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Company. Any Voluntary Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.”
“Available Operating Funds” means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
For the year ended December 31, 2023, the Adviser made no Expense Payments on behalf of the Company and there were no Reimbursement Payments made to the Adviser. For the year ended December 31, 2022, the Adviser made Expense Payments in the amount of $4.3 million and Reimbursement Payments made to the Adviser were $4.3 million. For the year ended December 31, 2021, the Adviser made Expense Payments in the amount of $1.2 million and there were no Reimbursement Payments made to the Adviser.
The following table presents a summary of Expense Payments and the related Reimbursement Payments for the year ended December 31, 2022:

For the Month Ended	Expense Payments by the Adviser	Reimbursement Payments to the Adviser	Unreimbursed Expense Payments
February 28, 2022 (1)	$2,384	$(2,384)	$—
March 31, 2022	443	(443)	—
April 30, 2022	718	(718)	—
May 31, 2022	725	(725)	—

Total	$4,270	$(4,270)	$—

(1)
Included in this amount is $1.2 million of Expense Payments made by the Adviser, relating to expenses incurred prior to the Company breaking escrow on February 3, 2022. Although such expenses became payable by the Company upon breaking escrow (as recorded in the Consolidated Statements of Operations within “Reimbursable expenses previously borne by Adviser”), they were supported by the Adviser under the prior expense support and conditional reimbursement agreement.

Controlled/Affiliated Portfolio Companies
Under the 1940 Act, the Company is required to separately identify non-controlled
investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act,
“non-affiliated
investments” are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled,
non-affiliated;
non-controlled,
affiliated; and controlled affiliated investments is contained in the accompanying consolidated financial statements, including the Consolidated Schedules of Investments.
The Company has made an investment in a joint venture, ULTRA III, which is considered a controlled/affiliated company. For a further description of ULTRA III, see “
Note 11. Joint Venture
.”
Note 4. Investments
The composition of the Company’s investment portfolio at cost and fair value was as follows:

	December 31, 2023			December 31, 2022
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Amortized Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$8,919,865	$9,002,695	96.93%	$5,755,124	$5,614,718	98.22%
Second lien debt	64,782	67,087	0.72	47,764	45,248	0.79
Unsecured debt	28,901	29,101	0.31	26,302	25,512	0.45
Structured finance investments	28,427	29,868	0.32	28,929	28,737	0.50
Investments in joint ventures	125,513	124,003	1.33	—	—	—
Equity investments	36,313	36,656	0.39	2,067	2,306	0.04

Total	$9,203,801	$9,289,410	100.00%	$5,860,186	$5,716,521	100.00%

The industry composition of investments at fair value was as follows:

	December 31, 2023		December 31, 2022
	Fair Value	% of Total Investments at Fair Value	Fair Value	% of Total Investments at Fair Value
Software and Computer Services	$1,472,951	15.86%	$1,158,262	20.26%
Industrial Support Services	1,063,701	11.45	567,804	9.93
Health Care Providers	962,244	10.36	660,631	11.56
Medical Equipment and Services	802,273	8.64	210,831	3.69
Consumer Services	627,950	6.76	458,248	8.02
Media	605,503	6.52	505,035	8.83
Non-life Insurance	531,031	5.72	317,816	5.56
Aerospace and Defense	475,845	5.12	169,856	2.97
General Industrials	405,330	4.36	265,463	4.64
Travel and Leisure	332,032	3.57	159,763	2.79
Pharmaceuticals and Biotechnology	268,572	2.89	196,435	3.44
Industrial Engineering	254,138	2.74	186,373	3.26
Investment Banking and Brokerage Services	160,345	1.73	7,606	0.13
Food Producers	152,576	1.64	86,977	1.52
Investments in Joint Ventures	124,003	1.33	—	—
Personal Care, Drug and Grocery Stores	120,098	1.29	117,320	2.05
Retailers	113,500	1.22	20,322	0.36
Automobiles and Parts	112,957	1.22	118,440	2.07
Electricity	83,267	0.90	8,639	0.15
Personal Goods	76,471	0.82	70,050	1.23
Telecommunications Service Providers	70,997	0.76	71,695	1.25
Technology Hardware and Equipment	70,623	0.76	93,161	1.63
Finance and Credit Services	59,003	0.64	48,448	0.85
Construction and Materials	57,171	0.62	1,162	0.03
Oil, Gas and Coal	44,818	0.48	—	—
Gas, Water and Multi-utilities	43,604	0.47	43,242	0.76
Real Estate Investment and Services	39,500	0.43	44,822	0.78
Industrial Transportation	33,196	0.36	50,090	0.88
Structured Finance	29,868	0.32	28,737	0.50
Asset Based Lending and Fund Finance	21,341	0.23	—	—
Alternative Energy	16,743	0.18	—	—
Chemicals	15,157	0.16	6,960	0.12
Telecommunications Equipment	14,880	0.16	6,445	0.11
Industrial Metals and Mining	11,895	0.13	2,922	0.05
Household Goods and Home Construction	6,937	0.07	17,918	0.31
Life Insurance	5,884	0.06	5,628	0.10
Leisure Goods	1,991	0.02	8,498	0.15
Electronic and Electrical Equipment	1,015	0.01	922	0.02

Total	$9,289,410	100.00%	$5,716,521	100.00%

The geographic composition of investments at cost and fair value was as follows:

	December 31, 2023
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
Australia	$264,309	$266,377	2.87%	5.14%
Canada	78,148	77,962	0.84	1.50
France	35,514	37,969	0.41	0.73
Germany	68,533	71,499	0.77	1.38
Italy	127,737	137,270	1.48	2.65
Norway	24,920	24,957	0.27	0.48
Singapore	31,713	32,862	0.35	0.63
Spain	31,515	33,196	0.36	0.64
Taiwan	46,557	40,359	0.43	0.78
United Kingdom	426,120	444,188	4.78	8.57
United States	8,068,735	8,122,771	87.44	156.65

Total	$9,203,801	$9,289,410	100.00%	179.15%

	December 31, 2022
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
Australia	$271,143	$269,430	4.71%	7.80%
Canada	40,335	37,399	0.65	1.08
France	24,513	25,139	0.44	0.73
Italy	122,826	127,443	2.23	3.69
Spain	31,337	29,958	0.52	0.87
Taiwan	43,619	42,321	0.74	1.22
United Kingdom	240,099	241,933	4.23	7.00
United States	5,086,314	4,942,898	86.48	143.05

Total	$5,860,186	$5,716,521	100.00%	165.44%

As of December 31, 2023, there were three investments on
non-accrual
status which represented 0.33% of total debt investments, at fair value. As of December 31, 2022, there were zero investments in the portfolio on non-accrual
status.
As of December 31, 2023 and 2022, on a fair value basis, 98.6% and 99.1%, respectively, of performing debt and other income producing investments bore interest at a floating rate and 1.4% and 0.9%, respectively, of performing debt and other income producing investments bore interest at a fixed rate.
Note 5. Fair Value Measurements
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date.
The fair value hierarchy under ASC 820 prioritizes the inputs to valuation methodology used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•	Level 1: Inputs to the valuation methodology that reflect unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2: Inputs to the valuation methodology other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.
In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value.
Investments whose values are based on the listed closing price quoted on the securities’ principal exchange are classified within Level 1 and include active listed equities. The Adviser does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
Investments that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds, structured products, and certain bank loans, less liquid listed equities, and high yield bonds. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability,
which are generally based on available market information.
Investments classified within Level 3 have unobservable inputs, as they trade infrequently, or not at all. When observable prices are not available for these investments, the Adviser uses one or more valuation techniques (e.g., the market approach and the income approach) of which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market data, while the use of the income approach generally consists of the net present value of estimated future cash flows, which may be adjusted as appropriate for liquidity, credit, market and/or other risk factors.
Investments in senior loans primarily include first and second lien term loans, delayed draws and revolving credit. The Adviser analyzes enterprise value based on the weighted average of discounted cash flows, public comparables and merger and acquisition comparables. This analysis is done to ensure, among other things, that the investments have adequate collateral and asset coverage. Once the investment is determined to have adequate asset coverage, the Adviser monitors yields for senior loan investments made from the time of purchase to the month end average yields for similar investments and risk profiles. The Company uses market data, including newly funded transactions, and secondary market data with respect to high-yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield. The change in yield is utilized by the Adviser to discount the anticipated cash flows of the debt investment in order to arrive at a fair value. Further, the Adviser adjusts for material changes in the underlying fundamentals of the issuer, including changes in leverage, as necessary. If the investment does not have adequate coverage, a tranched valuation approach is considered.
Derivative Instruments:
Derivative instruments can be exchange-traded or privately negotiated over the-counter
(“OTC”) and include forward currency contracts and swap contracts. Forwards currency contracts and swap contracts are valued by the Adviser using observable inputs, such as market-based quotations received from the counterparty, dealers or brokers, whenever available and considered reliable. In instances where models are used, the value of an OTC derivative depends upon the contractual terms of, and specific risks inherent in the contract, as well as the availability and reliability of observable inputs. Such inputs include market prices for reference securities, yield curves, volatility assumptions and correlations of such inputs. Certain OTC derivatives can generally be corroborated by market data and are therefore classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.
Further inputs considered by the Adviser in estimating the value of investments may include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets (by the investment or other comparable investments), whether the loan contains call protection and changes in financial ratios or cash flows. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability,
with the amount of such discount estimated by the Adviser in the absence of market information. The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the security’s cost basis. Assumptions used by the Adviser due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company’s consolidated results of operations.
Rule
2a-5
under the 1940 Act was recently adopted by the SEC and establishes requirements for determining fair value in good faith for purposes of the 1940 Act. The rule permits boards, subject to board oversight and certain other conditions, to designate certain parties to perform the fair value determinations. The new rule went into effect on March 8, 2021 and had a compliance date of September 8, 2022. In accordance with this rule, the Company’s Board of Trustees has designated our Adviser as the valuation designee primarily responsible for the valuation of the Company’s investments, subject to the oversight of the Board of Trustees.
The following table presents the fair value hierarchy of investments and cash equivalents:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$1,046,460	$7,956,235	$9,002,695
Second lien debt	—	47,646	19,441	67,087
Unsecured debt	—	13,165	15,936	29,101
Structured finance investments	—	29,868	—	29,868
Equity investments	—	—	36,656	36,656

Total investments	—	1,137,139	8,028,268	9,165,407
Investments measured at NAV (1)	—	—	—	124,003

Total	$—	$1,137,139	$8,028,268	$9,289,410

Cash equivalents	$131,546	$—	$—	$131,546

(1)
Includes investment in ULTRA III (refer to Note 11). Certain investments that are measured at fair value using the NAV practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

	December 31, 2022
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$732,325	$4,882,393	$5,614,718
Second lien debt	—	36,454	8,794	45,248
Unsecured debt	—	23,906	1,606	25,512
Structured finance investments	—	28,737	—	28,737
Equity investments	—	—	2,306	2,306

Total investments	$—	$821,422	$4,895,099	$5,716,521

Cash equivalents	$53,347	$—	$—	$53,347

The following table presents change in the fair value of investments for which Level 3 inputs were used to determine fair value:

	Year Ended December 31, 2023
	First Lien Debt	Second Lien Debt	Unsecured Debt	Equity Investments	Total Investments
Fair value, beginning of period	$4,882,393	$8,794	$1,606	$2,306	$4,895,099
Purchases of investments (1)	3,303,363	1,879	14,418	36,248	3,355,908
Proceeds from principal repayments and sales of investments	(350,551)	—	—	(1,374)	(351,925)
Accretion of discount/amortization of premium	31,688	133	(7)	—	31,814
Net realized gain (loss)	466	—	—	(630)	(164)
Net change in unrealized appreciation (depreciation)	165,973	(828)	(81)	106	165,170
Transfers into Level 3 (2)	2,256	9,463	—	—	11,719
Transfers out of Level 3 (2)	(79,353)	—	—	—	(79,353)

Fair value, end of period	$7,956,235	$19,441	$15,936	$36,656	$8,028,268

Net change in unrealized appreciation (depreciation) related to financial instruments still held as of December 31, 2023	$156,202	$(828)	$(83)	$106	$155,397

(1)	Purchases include PIK interest and dividends, if applicable.
(2)
Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the year ended December 31, 2023, transfers into or out of Level 3 were primarily due to decreased or increased price transparency, respectively.

	Year Ended December 31, 2022
	First Lien Debt	Second Lien Debt	Unsecured Debt	Equity Investments	Total Investments
Fair value, beginning of period	$—	$—	$—	$—	$—
Purchases of investments (1)	5,076,535	8,776	1,651	2,068	5,089,030
Proceeds from principal repayments and sales of investments	(114,556)	—	—	—	(114,556)
Accretion of discount/amortization of premium	9,533	10	12	—	9,555
Net realized gain (loss)	(78)	—	—	—	(78)
Net change in unrealized appreciation (depreciation)	(89,041)	8	(57)	238	(88,852)
Transfers into Level 3 (2)	—	—	—	—	—
Transfers out of Level 3 (2)	—	—	—	—	—

Fair value, end of period	$4,882,393	$8,794	$1,606	$2,306	$4,895,099

Net change in unrealized appreciation (depreciation) related to financial instruments still held as of December 31, 2022	$(89,041)	$8	$(57)	$238	$(88,852)

(1)	Purchases include PIK interest, if applicable.
(2)	Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the year ended December 31, 2022, there were no transfers into or out of Level 3.

The following table presents quantitative information about the significant unobservable inputs of the Company’s Level 3 financial instruments. The table is not intended to be all-inclusive
but instead captures the significant unobservable inputs relevant to the Company’s determination of fair value.

	December 31, 2023
				Range
	Fair Value (1)	Valuation Technique	Unobservable Input	Low	High	Weighted Average (2)
Investments in first lien debt	$6,422,647	Yield analysis	Discount rate	8.09%	35.64%	12.03%
	21,039	Recovery analysis	Recovery rate	73.21%	73.21%	73.21%
Investments in second lien debt	19,441	Yield analysis	Discount rate	12.96%	17.24%	15.39%
Investments in unsecured debt	1,295	Yield analysis	Discount rate	16.00%	16.00%	16.00%
Investments in preferred equity	1,510	Yield analysis	Discount rate	14.50%	16.31%	14.94%
Investments in common equity	2,532	Discounted cash flow	Discount rate	9.00%	15.00%	9.47%
			Exit multiple	10.00x	10.00x	10.00x
			Terminal Growth Rate	3.00%	3.00%	3.00%

	December 31, 2022
				Range
	Fair Value (1)	Valuation Technique	Unobservable Input	Low	High	Weighted Average (2)
Investments in first lien debt	$3,848,793	Yield analysis	Discount rate	8.14%	17.70%	11.47%
Investments in unsecured debt	704	Yield analysis	Discount rate	14.70%	14.70%	14.70%
Investments in equity	2,108	Yield analysis	Discount rate	7.08%	16.95%	11.96%
	198	Discounted cash flow	Discount rate	15.00%	15.00%	15.00%
			Exit multiple	10.00x	10.00x	10.00x

(1)
As of December 31, 2023, included within the fair value of Level 3 assets of $8,028,268 is an amount of $1,559,804 for which the Adviser did not develop the unobservable inputs (examples include third-party pricing and transaction prices). As of December 31, 2022, included within the fair value of Level 3 assets of $4,895,099 is an amount of $1,043,296 for which the Adviser did not develop the unobservable inputs (examples include third-party pricing and transaction prices).

(2)	Weighted averages are calculated based on fair value of investments.
The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. The significant unobservable inputs used in the income approach are the discount rate used to discount the estimated future cash flows expected to be received from the underlying investment. Significant increases in discount rates would result in a significantly lower fair value measurement. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease in the fair value.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

Financial Instruments Not Carried at Fair Value
The following table presents fair value measurements of the Company’s debt obligations as of December 31, 2023 and 2022, had they been accounted for at fair value:
Debt

	December 31, 2023		December 31, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
HLEND A Funding Facility	$615,838	$615,838	$453,663	$453,663
HLEND B Funding Facility	513,747	513,747	482,084	482,084
HLEND C Funding Facility	487,500	487,500	—	—
HLEND D Funding Facility	195,000	195,000	—	—
Revolving Credit Facility	1,025,294	1,025,294	704,819	704,819
November 2025 Notes (1)	168,749	170,580	168,462	170,628
November 2027 Notes (1)	154,366	155,934	153,958	156,354
March 2026 Notes (1)	274,716	275,727	—	—
March 2028 Notes (1)	123,588	123,672	—	—
September 2027 Notes (1)	75,545	76,389	—	—
September 2028 Notes (1)	252,814	255,315	—	—
2023 CLO Secured Notes (2)	319,743	319,743	—	—
Short-Term Borrowings	—	—	379,081	379,081

Total	$4,206,900	$4,214,739	$2,342,067	$2,346,629

(1)
The carrying value of the Company’s November 2025 Notes, November 2027 Notes, March 2026 Notes, March 2028 Notes, September 2027 Notes and September 2028 Notes are presented net of unamortized debt issuance costs of $(1.2) million, $(1.4) million, $(1.8) million, $(0.9) million, $(0.7) million and $(2.5) million, respectively, as of December 31, 2023 and includes the increase (decrease) in the notes carrying value of $(0.0) million, $0.7 million, $0.6 million, $0.5 million, $1.3 million and $5.3 million, respectively, as a result of the qualifying fair value hedge relationship as described above. The carrying value of the Company’s November 2025 Notes and November 2027 Notes are presented net of unamortized debt issuance costs of $(1.9) million and $(1.7) million, respectively, as of December 31, 2022 and includes the change in the notes carrying value of $0.3 million and $0.7 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(2)	The carrying value of the Company’s 2023 CLO Secured Notes are presented net of unamortized debt issuance costs of $(3.3) million as of December 31, 2023.
The following table presents the fair value hierarchy of the Company’s debt obligations as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Level 1	$—	$—
Level 2	—	—
Level 3	4,214,739	2,346,629

Total	$4,214,739	$2,346,629

As of December 31, 2023 and 2022, the carrying amounts of the Company’s assets and liabilities, other than investments at fair value and debt, approximate fair value due to their short maturities. Fair value is estimated by discounting remaining payments using applicable current market rates, which take into account changes in the Company’s marketplace credit ratings, if applicable, or market quotes, if available.

Note 6. Derivative Instruments
The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. The Company enters into swap contracts in the normal course of business to manage its interest rate risk exposure. For derivative contracts, the Company enters into netting arrangements with its counterparties. In accordance with authoritative guidance, the Company offsets fair value amounts recognized for derivative instruments with the same security type and counterparty under a master netting arrangement.
During the years ended December 31, 2023 and 2022, the average notional exposure for foreign currency forward contracts were $334.4 million and $220.7 million, respectively, and the average notional exposure for interest rate swaps were $626.0 million and $27.1 million, respectively.
The following tables summarize the aggregate notional amount and fair value of the Company’s derivative financial instruments as of December 31, 2023 and 2022.

	December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value	Notional
Derivative Assets
Foreign currency forward contracts	$—	$429	$—	$429	$94,135
Interest rate swaps	—	8,396	—	8,396	802,500

Total derivative assets, at fair value	$—	$8,825	$—	$8,825	$896,635

Derivative Liabilities
Foreign currency forward contracts	$—	$(9,533)	$—	$(9,533)	$603,276
Interest rate swaps	—	(43)	—	(43)	85,000

Total derivative liabilities, at fair value	$—	$(9,576)	$—	$(9,576)	$688,276

	December 31, 2022
	Level 1	Level 2	Level 3	Total Fair Value	Notional
Derivative Assets
Foreign currency forward contracts	$—	$1,125	$—	$1,125	$123,895
Interest rate swaps	—	991	—	991	162,500

Total derivative assets, at fair value	$—	$2,116	$—	$2,116	$286,395

Derivative Liabilities
Foreign currency forward contracts	$—	$(3,261)	$—	$(3,261)	$117,375

Total derivative liabilities, at fair value	$—	$(3,261)	$—	$(3,261)	$117,375

The effect of transactions in derivative instruments that are not designated in a qualifying hedge accounting relationship on the Consolidated Statements of Operations during the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
Net change in unrealized gain (loss) on foreign currency forward contracts	$(6,968)	$(2,136)
Realized gain (loss) on foreign currency forward contracts	$(7,613)	$4,010

The following table presents both gross and net information about derivative instruments eligible for offset in the Consolidated Statements of Assets and Liabilities as of December 31, 2023 and 2022.

		December 31, 2023
Counterparty	Account in the Consolidated Statements of Asset and Liabilities	Gross Amount of Assets	Gross Amount of (Liabilities)	Net amounts presented in the Consolidated Statements of Assets and Liabilities	Collateral Received/ Pledged (1)	Net Amounts (2)
Goldman Sachs Bank USA	Derivative liabilities, at fair value	$35	$(8,225)	$(8,190)	$—	$(8,190)
SMBC Capital Markets, Inc.	Derivative liabilities, at fair value	$394	$(1,308)	$(914)	$—	$(914)
Goldman Sachs Bank USA	Derivative assets, at fair value	$8,396	$(43)	$8,353	$—	$8,353

		December 31, 2022
Counterparty	Account in the Consolidated Statements of Asset and Liabilities	Gross Amount of Assets	Gross Amount of (Liabilities)	Net amounts presented in the Consolidated Statements of Assets and Liabilities	Collateral Received/ Pledged (1)	Net Amounts (2)
Goldman Sachs Bank USA	Derivative liabilities, at fair value	$1,125	$(3,261)	$(2,136)	$—	$(2,136)
Goldman Sachs Bank USA	Derivative assets, at fair value	$991	$—	$991	$—	$991

(1)	Amount excludes excess cash collateral paid.
(2)
Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts, if applicable.

Hedging
The Company designated certain interest rate swaps as the hedging instrument in a qualifying fair value hedge accounting relationship.
For derivative instruments designated in qualifying hedge relationships, the change in fair value of the hedging instrument and hedged item are recorded in interest expense and recognized as components of Interest expense in the Consolidated Statements of Operations.
The table below presents the carrying value of unsecured borrowings as of December 31, 2023 and 2022, that are designated in a qualifying hedging relationship and the related cumulative hedging adjustment (increase/decrease) from current and prior hedging relationships included in such carrying values:

	December 31, 2023		December 31, 2022
Description	Carrying Value	Cumulative Hedging Adjustments	Carrying Value	Cumulative Hedging Adjustments
Unsecured Notes	$888,221	$(1,369)	$322,420	$(953)
Note 7. Borrowings
In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2023 and 2022, the Company’s asset coverage was 223.2% and 247.4%, respectively.

SPV Financing Facilities
From time to time, wholly-owned subsidiaries of the Company may enter into secured financing facilities (“SPV Financing Facilities”), as described below. The obligations of each special purpose vehicle (“SPV”) to the lenders are secured by a first priority security interest in all of the SPV’s portfolio investments and cash. The obligations of each SPV under the applicable SPV Financing Facility are non-recourse
to the Company, and the Company’s exposure to the credit facility is limited to the value of its investment in the SPV, other than as described below with respect to the HLEND C Funding Facility.
In connection with the SPV Financing Facilities, the applicable SPV has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Each SPV Financing Facility contains customary events of default for similar financing transactions, including if a change of control of the applicable SPV occurs. Upon the occurrence and during the continuation of an event of default, the lender under the SPV Financing Facility may declare the outstanding advances and all other obligations under the SPV Financing Facility immediately due and payable. The occurrence of an event of default (as described above) triggers a requirement that the SPV obtains the consent of the lenders under the SPV Financing Facility prior to entering into any sale or disposition with respect to portfolio investments.
As of December 31, 2023 and 2022, the Company was in compliance with all covenants and other requirements of the Credit Facilities, the Unsecured Notes and the 2023 CLO Notes, as applicable.
As of December 31, 2023 and 2022, the Company had four and two SPV Financing Facilities, respectively, as discussed below.
HLEND A Funding Facility
On February 3 2022, HLEND A, entered into a SPV Financing Facility with Morgan Stanley Bank, N.A. (“HLEND A Funding Facility”). Morgan Stanley Senior Funding, Inc. serves as administrative agent and U.S. Bank Trust Company, National Association services as collateral agent. On December 23, 2022, HLEND A entered into an amendment to, among other things, increase the aggregate commitments under the HLEND A Funding Facility from $600 million to $800 million.
Loans under the HLEND A Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advances, then in effect plus the applicable spread of 2.40% per annum.
As of December 31, 2023, the maximum principal amount under the HLEND A Funding Facility was $800 million, subject to availability under the borrowing base. Proceeds from borrowings under the HLEND A Funding Facility may be used to fund portfolio investments by HLEND A and to make advances under revolving loans or delayed draw term loans where HLEND A is a lender. The period during which HLEND A may make borrowings under the HLEND A Funding Facility expires two business days prior to February 3, 2025 and the HLEND A Funding Facility will mature and all amounts outstanding under credit facility must be repaid by February 3, 2027.
HLEND B Funding Facility
On July 19 2022, HLEND B, entered into a SPV Financing Facility with Bank of America, N.A. (“HLEND B Funding Facility”). Bank of America N.A. serves as administrative agent, U.S. Bank Trust Company, National Association, as collateral administrator, and U.S. Bank National Association, as collateral custodian. On September 16, 2022, HLEND B entered into an amendment to, among other things, increase the maximum principal amount under the HLEND B Funding Facility from $500 million to $1,000 million.

Loans under the HLEND B Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advances, plus an applicable margin of 1.90% for Broadly Syndicated Loan (“BSL”) assets and 2.45% for non-BSL
assets, subject to a blended floor of 2.30%.
As of December 31, 2023, the maximum principal amount under the HLEND B Funding Facility was $1,000 million, subject to availability under the borrowing base. Proceeds from borrowings under the HLEND B Funding Facility may be used to fund portfolio investments by HLEND B, to make advances under revolving loans or delayed draw term loans where HLEND B is a lender. The period during which HLEND B may make borrowings under the HLEND B Funding Facility expires on July 19, 2025 and the HLEND B Funding Facility will mature and all amounts outstanding under credit facility must be repaid by July 19, 2027.
HLEND C Funding Facility
On January 12, 2023, HLEND C, as borrower, and the Company, as equity holder, entered into a SPV Financing Facility with U.S. Bank Trust Company, National Association, as administrative agent and U.S. collateral agent (the “HLEND C Funding Facility”), Blackstone Asset Based Finance Advisors LP, as Blackstone Asset Based Finance Representative, and U.S. Bank National Association, as custodian. On June 22, 2023, HLEND C entered into an amendment to, among other things, increase the maximum principal amount under the HLEND C Funding Facility from $400 million to $750 million. The Company has agreed to provide a limited guaranty of a portion of amounts owed under the HLEND C Funding Facility in the event of certain bad acts, including fraud and certain other willful and intentional breaches of the facility documents.
Loans under the HLEND C Funding Facility bear interest at a per annum rate equal to Term SOFR plus the applicable margin of 2.95% per annum. On or after the anticipated repayment date of January 11, 2030, the applicable margin on any remaining outstanding advances will be increased by 2.00% per annum.
As of December 31, 2023, the maximum principal amount under the HLEND C Funding Facility was $750 million, subject to availability under the borrowing base. Proceeds from borrowings under the HLEND C Funding Facility may be used to fund portfolio investments by HLEND C. All amounts outstanding under the credit facility must be repaid by April 12, 2030.
HLEND D Funding Facility
On March 31 2023, HLEND D, as borrower, and the Company, as equity holder, entered into a SPV Financing Facility with BNP Paribas (“HLEND D Funding Facility”). BNP Paribas serves as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent. On August 1, 2023, HLEND D entered into an amendment to, among other things, increase the maximum principal amount under the HLEND D Funding Facility from $250 million to $500 million.
Loans under the HLEND D Funding Facility bear interest at a per annum rate equal to (i)(a) with respect to Dollar Advances, Term SOFR, (b) with respect to GBP Advances, Adjusted Cumulative Compounded SONIA, (c) with respect to Euro Advances, EURIBOR, (d) with respect to CAD Advances, CDOR, and (e) with respect to AUD Advances, BBSW, plus (ii) the Applicable Margin of 2.90% per annum, plus (iii) in the case of any Advance denominated in an Available Currency (other than Dollars), the Foreign Currency Advance Margin of 0.15% per annum.
As of December 31, 2023, the maximum principal amount under the HLEND D Funding Facility was $500 million, subject to availability under the borrowing base. Proceeds from borrowings under the HLEND D Funding Facility may be used to fund portfolio investments by HLEND D. The period during which HLEND D may make borrowings under the HLEND D Funding Facility expires on March 31, 2026 and amounts outstanding under the credit facility must be repaid by March 31, 2028.

Revolving Credit Facility
On June 23, 2022, the Company, as Borrower, entered into a senior secured revolving credit facility (the “Revolving Credit Facility,” together with HLEND A Funding Facility, HLEND B Funding Facility, HLEND C Funding Facility, and HLEND D Funding Facility the “Credit Facilities”) (which was most recently amended on October 30, 2023, and as further amended from time to time) pursuant to a Senior Secured Revolving Credit Agreement (the “Agreement”), with JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders party thereto (the “Lenders”).
The Company may borrow amounts in U.S. dollars or certain other permitted currencies under the Revolving Credit Facility. Advances under the Revolving Credit Facility drawn in U.S. dollars will initially bear interest at a per annum rate equal to 0.75% or 0.875% plus an “alternate base rate” in the case of any ABR Loan and 1.75% or 1.875% plus the Adjusted Term SOFR Rate in the case of any other Loan, in each case, depending on the Company’s rate option election and borrowing base. Advances under the Revolving Credit Facility drawn in currencies other than U.S. dollars will initially bear interest at a per annum rate equal to 1.75% or 1.875%, in each case depending on the Company’s borrowing base, plus any applicable credit spread adjustment, plus certain local rates consistent with market standards. The Company also pays a fee of 0.375% on average daily undrawn amounts under the Revolving Credit Facility.
The maximum principal amount of the Revolving Credit Facility is $1,275 million (increased from $1,125 million to $1,275 million on July 12, 2023), subject to availability under the borrowing base, which is based on the Company’s portfolio investments and other outstanding indebtedness, with an accordion provision to permit increases to the total facility amount up to $1,912.5 million subject to the satisfaction of certain conditions.
The Revolving Credit Facility is guaranteed by certain subsidiaries of the Company, and will be guaranteed by certain domestic subsidiaries of the Company that are formed or acquired by the Company in the future (collectively, the “Guarantors”). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including, without limitation, repaying outstanding indebtedness, making distributions, contributions and investments, and acquisition and funding, and such other uses as permitted under the Agreement.
The Revolving Credit Facility is secured by a perfected first-priority interest in substantially all of the portfolio investments held by the Company and each Guarantor, subject to certain exceptions, and includes a $200 million limit for swingline loans.
The availability period under the Revolving Credit Facility will terminate on October 30, 2027 (the “Commitment Termination Date”) (other than with respect to the commitment of a lender in the amount of $100 million, which terminates on June 23, 2026), and the Revolving Credit Facility will mature on October 30, 2028 (the “Maturity Date”) (other than with respect to the commitment of a lender in the amount of $100 million, which matures on June 23, 2027). During the period from the Commitment Termination Date to the Maturity Date, the Company will be obligated to make mandatory prepayments under the Revolving Credit Facility out of the proceeds of certain asset sales, other recovery events and equity and debt issuances.
Unsecured Notes
The Company issued unsecured notes, as further described below: November 2025 Notes, November 2027 Notes, March 2026 Notes, March 2028 Notes, September 2027 Notes and September 2028 Notes (each as defined below), which are collectively referred to herein as the “Unsecured Notes”.
Interest on the Unsecured Notes will be due semiannually. The interest rate is subject to increase (up to a maximum increase of 2.00% above the stated rate) in the event that, subject to certain exceptions, the Unsecured Notes cease to have an investment grade rating and the Company’s minimum secured debt ratio exceeds certain thresholds. In addition, the Company is obligated to offer to repay the Unsecured Notes at par if certain change in control events occur. The Unsecured Notes are general unsecured obligations of the Company that rank pari passu with all outstanding and future unsecured, unsubordinated indebtedness issued by the Company.
November 2025 Notes
On November 14, 2022, the Company entered into a Master Note Purchase Agreement (the “2022 Note Purchase Agreement”) governing the issuance of $170 million in aggregate principal amount of its Series A Senior Notes, Tranche A (the “November 2025 Notes”) to institutional investors in a private placement. The November 2025 Notes have a fixed interest rate of 8.37% per annum and are due on November 14, 2025.
In connection with the November 2025 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.37% per annum and pays a floating interest rate of SOFR + 4.08% per annum on $85 million of the November 2025 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
November 2027 Notes
On November 14, 2022, the Company entered into the 2022 Note Purchase Agreement governing the issuance of $155 million in aggregate principal amount of its Series A Senior Notes, Tranche B (the “November 2027 Notes”) to institutional investors in a private placement. The November 2027 Notes have a fixed interest rate of 8.43% per annum and are due on November 14, 2027.
In connection with the November 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.43% per annum and pays a floating interest rate of SOFR + 4.42% per annum on $77.5 million of the November 2027 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
March 2026 Notes
On March 15, 2023, the Company entered into a Master Note Purchase Agreement (the “2023 Note Purchase Agreement”) governing the issuance of $276 million in aggregate principal amount of its Series A Senior Notes, Tranche A (the “March 2026 Notes”) to institutional investors in a private placement. The March 2026 Notes have a fixed interest rate of 8.12% per annum and are due on March 15, 2026.
In connection with the March 2026 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.12% per annum and pays a floating interest rate of SOFR + 3.761% per annum on $276 million of the March 2026 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
March 2028 Notes
On March 15, 2023, the Company entered into the 2023 Note Purchase Agreement governing the issuance of $124 million in aggregate principal amount of its Series A Senior Notes, Tranche B (the “March 2028 Notes”) to institutional investors in a private placement. The March 2028 Notes have a fixed interest rate of 8.17% per annum and are due on March 15, 2028.

In connection with the March 2028 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.18% per annum and pays a floating interest rate of SOFR + 4.241% per annum on $124 million of the March 2028 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
September 2027 Notes
On September 14, 2023, the Company entered into a First Supplement to the 2023 Note Purchase Agreement, governing the issuance of $75 million in aggregate principal amount of its Series
2023-B
Senior Notes, Tranche A (the “September 2027 Notes”) to institutional investors in a private placement. The September 2027 Notes have a fixed interest rate of 8.67% per annum and are due on September 14, 2027.
In connection with the September 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.67% per annum and pays a floating interest rate of
3-month
Term SOFR plus 4.3055% per annum on $75 million of the September 2027 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
September 2028 Notes
On September 14, 2023, the Company entered into the First Supplement to the 2023 Note Purchase Agreement, governing the issuance of $250 million in aggregate principal amount of its Series
2023-B
Senior Notes, Tranche B (the “September 2028 Notes”) to institutional investors in a private placement. The September 2028 Notes have a fixed interest rate of 8.80% per annum and are due on September 14, 2028.
In connection with the September 2028 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.80% per annum and pays a floating interest rate of
3-month
Term SOFR plus 4.5365% per annum on $250 million of the September 2028 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
Debt Securitizations
The Company has determined that the securitization vehicle noted below operates as an extension of the Company and therefore, will be consolidated by the Company.
2023 Debt Securitization
On October 5, 2023 (the “Closing Date”), the Company completed a $429.1 million term debt securitization (the “2023 Debt Securitization”), consisting of three tranches of secured notes (the “2023 CLO Secured Notes”) and subordinated notes (the “2023 CLO Subordinated Notes”). The 2023 CLO Secured Notes together with the 2023 CLO Subordinated Notes are collectively referred to as the “2023 CLO Notes.” Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by a subsidiary of the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The 2023 CLO Notes offered in the 2023 Debt Securitization were issued by HLEND CLO
2023-1,
LLC (the “2023 Issuer”), an indirect, wholly-owned and consolidated subsidiary of the Company, and are backed by a diversified portfolio of middle-market commercial loans and participation interests therein. The 2023 CLO Notes are scheduled to mature on October 22, 2035; however, the 2023 CLO

Notes may be redeemed by the 2023 Issuer, at the written direction of (i) a majority of the 2023 CLO Subordinated Notes with the consent of the Company or (ii) the Company, in each case, on any business day on or after October 22, 2025.
The following table presents information on the 2023 CLO Secured Notes and 2023 CLO Unsecured Notes issued in the 2023 Debt Securitization:

Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A Notes	Senior Secured Floating Rate	$246,500	SF + 2.60%	AAA
Class B Notes	Senior Secured Floating Rate	42,500	SF + 3.35%	AA
Class C Notes	Secured Deferrable Floating Rate	34,000	SF + 4.15%	A

Total Secured Notes		$323,000
Subordinated Notes (1)		106,100	None	Not rated

Total Notes		$429,100

(1)	The Company retained all of the 2023 CLO Subordinated Notes issued in the 2023 Debt Securitization which are eliminated in consolidation.
On the Closing Date and in connection with the 2023 Debt Securitization, the 2023 Issuer and the Company entered into a note purchase agreement with BofA Securities, Inc., as the initial purchaser (the “Initial Purchaser”), pursuant to which the Initial Purchaser purchased the 2023 CLO Secured Notes issued pursuant to an indenture as part of the 2023 Debt Securitization. HLEND CLO
2023-1
Investments, LLC, a wholly-owned subsidiary of the Company, retained all of the 2023 CLO Subordinated Notes issued in the 2023 Debt Securitization.
The 2023 CLO Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager for the 2023 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable to it so long as it is the collateral manager under the collateral management agreement.
Short-Term Borrowings
In order to finance certain investment transactions, the Company may, from time to time, enter into repurchase agreements, whereby the Company sells to a third party an investment that it holds and concurrently enters into an agreement to repurchase the same investment at an agreed-upon price at a future date, generally not to exceed
180-days
from the date it was sold (each a “Short Term Financing Transaction”).
As of December 31, 2023, the Company had no borrowings under Short Term Financing Transactions with a third party.
In accordance with ASC 860, Transfers and Servicing, the Short Term Financing Transactions meet the criteria for secured borrowings. Accordingly, the investment financed by these agreements remains on the Company’s Consolidated Statements of Assets and Liabilities as an asset, and the Company records a liability to reflect its repurchase obligation to a third party which is reported as debt on the Company’s Statements of Assets and Liabilities. The repurchase obligation is secured by the respective investment that is the subject of the repurchase agreement. Interest expense associated with the repurchase obligation is reported on the Company’s Consolidated Statements of Operations within interest expense.

The Company’s outstanding debt obligations were as follows:

	December 31, 2023
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
HLEND A Funding Facility (3)	$800,000	$615,838	$615,838	$184,162	$38,218
HLEND B Funding Facility (4)	1,000,000	513,747	513,747	486,253	356,891
HLEND C Funding Facility	750,000	487,500	487,500	262,500	12,576
HLEND D Funding Facility	500,000	195,000	195,000	305,000	205,018
Revolving Credit Facility (5)	1,275,000	1,025,294	1,025,294	249,706	249,706
November 2025 Notes (6)	170,000	170,000	168,749	—	—
November 2027 Notes (6)	155,000	155,000	154,366	—	—
March 2026 Notes (7)	276,000	276,000	274,716	—	—
March 2028 Notes (7)	124,000	124,000	123,588	—	—
September 2027 Notes (8)	75,000	75,000	75,545	—	—
September 2028 Notes (8)	250,000	250,000	252,814	—	—
2023 CLO Secured Notes (9)	323,000	323,000	319,743	—	—

Total	$5,698,000	$4,210,379	$4,206,900	$1,487,621	$862,409

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)
The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2023, the Company had outstanding borrowings denominated in Euros (EUR) of 7.5 million, in Australian Dollars (AUD) of 156.0 million, and in British Pounds (GBP) of 42.9 million.

(4)
The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2023, the Company had outstanding borrowings denominated in Euros (EUR) of 3.4 million, in Australian Dollars (AUD) of 108.0 million, and in British Pounds (GBP) of 90.3 million.

(5)
The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2023, the Company had outstanding borrowings denominated in Euros (EUR) of 312.1 million, in Australian Dollars (AUD) of 95.2 million, in Canadian Dollars (CAD) of 47.1 million and in British Pounds (GBP) of 64.2 million.

(6)
The carrying value of the Company’s November 2025 Notes and November 2027 Notes are presented net of unamortized debt issuance costs of $(1.2) million and $(1.4) million, respectively, as of December 31, 2023 and includes the change in the notes carrying value of $(0.0) million and $0.7 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(7)
The carrying value of the Company’s March 2026 Notes and March 2028 Notes are presented net of unamortized debt issuance costs of $(1.8) million and $(0.9) million, respectively, as of December 31, 2023 and includes the change in the notes carrying value of $0.6 million and $0.5 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(8)
The carrying value of the Company’s September 2027 Notes and September 2028 Notes are presented net of unamortized debt issuance costs of $(0.7) million and $(2.5) million, respectively, as of December 31, 2023 and includes the change in the notes carrying value of $1.3 million and $5.3 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

(9)	The carrying value of the Company’s 2023 CLO Secured Notes are presented net of unamortized debt issuance costs of $(3.3) million as of December 31, 2023.

	December 31, 2022
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
HLEND A Funding Facility (3)	$800,000	$453,663	$453,663	$346,337	$138,870
HLEND B Funding Facility (4)	1,000,000	482,084	482,084	517,916	104,760
Revolving Credit Facility (5)	1,125,000	704,819	704,819	420,181	420,181
November 2025 Notes (6)	170,000	170,000	168,462	—	—
November 2027 Notes (6)	155,000	155,000	153,958	—	—
Short-Term Borrowings	379,081	379,081	379,081	—	—

Total	$3,629,081	$2,344,647	$2,342,067	$1,284,434	$663,811

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)
The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2022, the Company had outstanding borrowings denominated in Euros (EUR) of 8.3 million, in Australian Dollars (AUD) of 34.9 million, and in British Pounds (GBP) of 14.3 million.

(4)
The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2022, the Company had outstanding borrowings denominated in Euros (EUR) of 3.4 million, in Australian Dollars (AUD) of 39.0 million, and in British Pounds (GBP) of 36.3 million.

(5)
The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of December 31, 2022, the Company had outstanding borrowings denominated in Euros (EUR) of 111.2 million, in Australian Dollars (AUD) of 285.3 million, in Canadian Dollars (CAD) of 47.1 million and in British Pounds (GBP) of 59.5 million.

(6)
The carrying value of the Company’s November 2025 Notes and November 2027 Notes are presented net of unamortized debt issuance costs of $1.9 million and $1.7 million, respectively, as of December 31, 2022 and includes the change in the notes carrying value of $0.3 million and $0.7 million, respectively, as a result of the qualifying fair value hedge relationship as described above.

As of December 31, 2023 and 2022, $57.3 million and $16.6 million, respectively, of interest expense and $1.5 million and $0.8 million, respectively, of unused commitment fees were included in interest payable. For the years ended December 31, 2023 and 2022, the weighted average interest rate on all borrowings outstanding was 8.24% and 5.96% (including unused fees and amortization of deferred financing and debt issuance costs), respectively, and the average principal debt outstanding was $3,131.0 million and $912.4 million, respectively.

The components of interest expense were as follows:

	Year Ended December 31,
	2023	2022
Borrowing interest expense	$235,933	$44,368
Facility unused fees	6,608	2,637
Amortization of financing and debt issuance costs	8,360	2,496
Financing fees (refer to Footnote 8)	—	3,366
Backstop fees (refer to Footnote 8)	—	1,059
Gain (loss) from interest rate swaps accounted for as hedges and the related hedged items:
Interest rate swaps	7,362	991
Hedged items	(416)	(953)

Total interest expense	$257,847	$53,964

Cash paid for interest expense	$208,141	$36,524
Note 8. Commitments and Contingencies
In the normal course of business, the Company enters into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.
The Company’s investment portfolio may contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2023 and 2022, the Company had unfunded delayed draw term loans, revolvers and preferred equity in the aggregate principal amount of $760.7 million and $895.9 million, respectively.
The Adviser agreed to bear all of the Company’s expenses, including organization and offering expenses, through February 3, 2022, the date on which the Company broke escrow for the initial offering of its Common Shares, on which date the Company became obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for the offering and the Adviser subsequently requested reimbursement of these expenses and was paid pursuant to the Expense Support and Conditional Reimbursement Agreement.
From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2023, management is not aware of any pending or threatened material litigation.
Warehousing Transactions
Beginning August 17, 2021, the Company entered into multiple sale and purchase agreements (the “Purchase Agreements”) with Macquarie US Trading LLC and Macquarie Bank Limited (together, the “Financing Provider”), whereby the Company agreed, subject to certain conditions, to purchase certain assets from unaffiliated parties. The transactions under the Purchase Agreements related primarily to newly originated, privately negotiated senior secured term loans to middle market companies consistent with the Company’s investment objective and strategies (the “Warehousing Transactions”). The Warehousing Transactions were designed to assist the Company with deploying capital upon receipt of subscription proceeds. Under the Purchase Agreements, the Company had forward obligations to settle the purchase of certain investments (the “Warehouse Investments”) from the Financing Provider, each of whom was obligated to settle the sale of such investments subject to the following conditions: (a) that the Company had received subscriptions of at least $300 million; and (b) that the Board of the Company had approved the purchase of the specific Warehouse Investments (collectively, the “Warehouse Conditions”).
Pursuant to the Purchase Agreements, the Company could request that the Financing Provider acquire such Warehouse Investments as the Company may designate from time to time, which a Financing Provider could approve or reject in its sole and absolute discretion. Prior to any sale to the Company, the Warehouse Investments were owned and held solely for the account of the relevant Financing Provider. Until such time as the Company satisfied the Warehouse Conditions, which occurred on February 3, 2022, it had no obligation to purchase the Warehouse Investments nor be entitled to any benefits or subject to any obligations under the Purchase Agreements. On such date, the Company recognized $656.3 million of investments at principal ($106.9 million of which was unfunded) from the Financing Provider. Since February 3, 2022, the Company has not entered into any Purchase Agreement with the Financing Provider. Until such time the Company enters into additional Purchase Agreements, the Company will not incur any additional fees with respect to any Purchase Agreements. As of December 31, 2023, there are no forward obligations to settle the purchase of Portfolio Investments from the Financing Provider.
In consideration for the forward arrangement provided by the Financing Provider, the Company agreed to pay, subject to the satisfaction of the Warehouse Conditions, certain fees and expenses to the Financing Provider, including a financing fee with respect to the portion of the purchase amount that is funded equivalent to 2.75% to 2.95% per annum. For the year ended December 31, 2022, financing fees of $3.4 million, were paid to the Financing Provider, which are included in interest expense on the Consolidated Statements of Operations.
The Company’s obligations to the Financing Provider under the Purchase Agreements were guaranteed by an affiliate of HPS. Beginning October 14, 2021 and December 10, 2021, certain of the Company’s obligations to the Financing Provider under the Purchase Agreements were guaranteed by two non-affiliated
entities.
In consideration of the two
non-affiliated
guarantors entering into the guarantees, the Company paid a fee based on the Net Carry with respect to each transaction to the respective guarantor of each investment. “Net Carry” means, an amount equal to the sum of (a) the interest (paid and accrued and unpaid) less (b) the financing fee paid to the Financing Provider plus (c) the net realized gains/losses on each investment.
For the year ended December 31, 2022, $1.1 million, of fees (the “backstop fees”) were paid to the two non-affiliated
guarantors, which are included in interest expense on the Consolidated Statements of Operations.
For the year ended December 31, 2022, all of the income, expenses and mark-to-market
gain/loss under all Purchase Agreements, in addition to other economic rights and obligations held by the Company, were recognized in the Company’s consolidated financial statements.
Note 9. Net Assets
In connection with its formation, the Company has the authority to issue an unlimited number of Class I, Class D, Class F and Class S common shares of beneficial interest at $0.01 per share par value. On July 23, 2021, HPS purchased 100 shares of the Company’s Class I common shares of beneficial interest at $25.00 per share.
As of February 3, 2022, the Company had satisfied the minimum offering requirement, and the Company’s Board had authorized the release of proceeds from escrow. As of such date, the Company issued and sold 20,437,880 shares (consisting of 7,074,280 Class I shares, 1,268,000 Class D Shares, and 12,095,600 Class F shares at an offering price of $25.00 per share), and the Escrow Agent released net proceeds of $510.9 million, of which $10.0 million was from an affiliate of HPS, to the Company as payment for such shares. Under the terms of the Company’s Declaration of Trust, all Common Shares have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. On October 1, 2023 Class S shares commenced operations at an offering price of $25.11.

The share classes have different ongoing distribution and/or shareholder servicing fees. Until the release of proceeds from escrow, the per share purchase price for Common Shares in the Offering was $25.00 per share. Thereafter, the purchase price per share for each class of Common Shares will equal the NAV per share, as of the effective date of the monthly share purchase date.
The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2023:

	Shares	Amount
CLASS I
Subscriptions	15,800,152	$393,222
Share transfers between classes	1,288,666	31,876
Distributions reinvested	1,516,435	37,411
Share repurchases	(1,249,621)	(31,023)
Early repurchase deduction	—	38

Net increase (decrease)	17,355,632	$431,524

CLASS D
Subscriptions	11,538,818	$285,908
Share transfers between classes	(182,120)	(4,757)
Distributions reinvested	1,004,668	24,835
Share repurchases	(1,706,906)	(42,429)
Early repurchase deduction	—	20

Net increase (decrease)	10,654,460	$263,577

CLASS F
Subscriptions	35,926,975	$891,120
Share transfers between classes	(1,161,369)	(28,496)
Distributions reinvested	4,571,037	112,818
Share repurchases	(6,014,694)	(149,380)
Early repurchase deduction	—	101

Net increase (decrease)	33,321,949	$826,163

CLASS S
Subscriptions	802,164	$20,150
Share transfers between classes	54,823	1,377
Distributions reinvested	892	22
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	857,879	$21,549

Total net increase (decrease)	62,189,920	$1,542,813

The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2022:

	Shares	Amount
CLASS I
Subscriptions	34,268,897	$849,178
Share transfers between classes	206,333	4,956
Distributions reinvested	626,549	15,279
Share repurchases	—	—
Early repurchase deduction	—	57

Net increase (decrease)	35,101,779	$869,470

CLASS D
Subscriptions	17,287,026	$427,775
Share transfers between classes	—	—
Distributions reinvested	251,233	6,105
Share repurchases	—	—
Early repurchase deduction	—	28

Net increase (decrease)	17,538,259	$433,908

CLASS F
Subscriptions	91,204,624	$2,254,046
Share transfers between classes	(206,333)	(4,956)
Distributions reinvested	1,560,238	37,939
Share repurchases	(499,017)	(11,948)
Early repurchase deduction	—	149

Net increase (decrease)	92,059,512	$2,275,230

Total net increase (decrease)	144,699,550	$3,578,608

The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2021:

	Shares	Amount
CLASS I
Subscriptions	100	$3
Share transfers between classes	—	—
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	100	$3

CLASS D
Subscriptions	—	$—
Share transfers between classes	—	—
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	—	$—

CLASS F
Subscriptions	—	$—
Share transfers between classes	—	—
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	—	$—

Total net increase (decrease)	100	$3

Net Asset Value per Share and Offering Price
The Company determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end
NAV). The following table summarizes each
month-end
NAV per share for Class I, Class D, Class F, and Class S common shares of beneficial interest during the years ended December 31, 2023 and 2022:

	NAV Per Share
For the Months Ended	Class I	Class D	Class F	Class S (1)
January 31, 2023	$24.36	$24.36	$24.36	$—
February 28, 2023	$24.56	$24.56	$24.56	$—
March 31, 2023	$24.40	$24.40	$24.40	$—
April 30, 2023	$24.42	$24.42	$24.42	$—
May 31, 2023	$24.45	$24.45	$24.45	$—
June 30, 2023	$24.72	$24.72	$24.72	$—
July 31, 2023	$24.87	$24.87	$24.87	$—
August 31, 2023	$24.88	$24.88	$24.88	$—
September 30, 2023	$25.11	$25.11	$25.11	$—
October 31, 2023	$25.05	$25.05	$25.05	$25.05
November 30, 2023	$25.15	$25.15	$25.15	$25.15
December 31, 2023	$25.06	$25.06	$25.06	$25.06

	NAV Per Share
For the Months Ended	Class I	Class D	Class F	Class S (1)
February 28, 2022	$25.10	$25.10	$25.10	$—
March 31, 2022	$25.09	$25.09	$25.09	$—
April 30, 2022	$24.94	$24.94	$24.94	$—
May 31, 2022	$24.61	$24.61	$24.61	$—
June 30, 2022	$24.32	$24.32	$24.32	$—
July 31, 2022	$24.48	$24.48	$24.48	$—
August 31, 2022	$24.51	$24.51	$24.51	$—
September 30, 2022	$24.21	$24.21	$24.21	$—
October 31, 2022	$24.02	$24.02	$24.02	$—
November 30, 2022	$24.00	$24.00	$24.00	$—
December 31, 2022	$23.88	$23.88	$23.88	$—

(1)	Class S commenced operations on October 1, 2023.
Distributions
The Board authorizes and declares monthly distribution amounts per share of Class I, Class D, Class F, and Class S common shares of beneficial interest payable monthly in arrears. The record date for each distribution was the last calendar date of the month in which such distribution was declared. The following table presents distributions that were declared during the year ended December 31, 2023:

		Class I
Declaration Date	Payment Date	Base Distribution Per Share	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
January 19, 2023	February 28, 2023	$0.1600	$0.0210	$ —	$0.1810	$6,441
February 28, 2023	March 31, 2023	0.1600	0.0300	—	0.1900	6,980
March 28, 2023	April 28, 2023	0.1600	0.0430	—	0.2030	7,518

		Class I
Declaration Date	Payment Date	Base Distribution Per Share	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
April 28, 2023	May 31, 2023	0.1600	0.0440	—	0.2040	7,561
May 26, 2023	June 30, 2023	0.1600	0.0450	—	0.2050	7,668
June 28, 2023	July 31, 2023	0.1600	0.0450	—	0.2050	7,907
July 31, 2023	August 31, 2023	0.1600	0.0450	—	0.2050	8,119
August 31, 2023	September 29, 2023	0.1600	0.0550	0.1500	0.3650	16,009
September 27, 2023	October 31, 2023	0.1600	0.0550	—	0.2150	9,577
October 27, 2023	November 30, 2023	0.1600	0.0550	—	0.2150	10,450
November 27, 2023	December 29, 2023	0.1600	0.0550	—	0.2150	11,042
December 29, 2023	January 31, 2024	0.1600	0.0550	0.1500	0.3650	19,305

Total		$1.9200	$0.5480	$0.3000	$2.7680	$118,577

		Class D
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
January 19, 2023	February 28, 2023	$0.1549	$0.0210	$ —	$0.1759	$3,173
February 28, 2023	March 31, 2023	0.1553	0.0300	—	0.1853	3,351
March 28, 2023	April 28, 2023	0.1548	0.0430	—	0.1978	3,752
April 28, 2023	May 31, 2023	0.1550	0.0440	—	0.1990	3,951
May 26, 2023	June 30, 2023	0.1548	0.0450	—	0.1998	4,081
June 28, 2023	July 31, 2023	0.1550	0.0450	—	0.2000	4,285
July 31, 2023	August 31, 2023	0.1548	0.0450	—	0.1998	4,426
August 31, 2023	September 29, 2023	0.1547	0.0550	0.1500	0.3597	8,319
September 27, 2023	October 31, 2023	0.1549	0.0550	—	0.2099	5,441
October 27, 2023	November 30, 2023	0.1547	0.0550	—	0.2097	5,701
November 27, 2023	December 29, 2023	0.1549	0.0550	—	0.2099	5,923
December 29, 2023	January 31, 2024	0.1547	0.0550	0.1500	0.3597	10,390

Total		$1.8585	$0.5480	$0.3000	$2.7065	$62,793

		Class F
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
January 19, 2023	February 28, 2023	$0.1499	$0.0210	$ —	$0.1709	$16,003
February 28, 2023	March 31, 2023	0.1507	0.0300	—	0.1807	16,992
March 28, 2023	April 28, 2023	0.1496	0.0430	—	0.1926	18,590
April 28, 2023	May 31, 2023	0.1500	0.0440	—	0.1940	18,948
May 26, 2023	June 30, 2023	0.1496	0.0450	—	0.1946	19,516
June 28, 2023	July 31, 2023	0.1500	0.0450	—	0.1950	20,103
July 31, 2023	August 31, 2023	0.1495	0.0450	—	0.1945	20,194
August 31, 2023	September 29, 2023	0.1494	0.0550	0.1500	0.3544	38,128
September 27, 2023	October 31, 2023	0.1498	0.0550	—	0.2048	23,210
October 27, 2023	November 30, 2023	0.1493	0.0550	—	0.2043	23,928
November 27, 2023	December 29, 2023	0.1497	0.0550	—	0.2047	25,038
December 29, 2023	January 31, 2024	0.1493	0.0550	0.1500	0.3543	44,922

Total		$1.7968	$0.5480	$0.3000	$2.6448	$285,572

		Class S (2)
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
October 27, 2023	November 30, 2023	$0.1419	$0.0550	$ —	$0.1969	$20
November 27, 2023	December 29, 2023	0.1425	0.0550	—	0.1975	62
December 29, 2023	January 31, 2024	0.1418	0.0550	0.1500	0.3468	298

Total		$0.4262	$0.1650	$0.1500	$0.7412	$380

(1)	Distributions per share are net of shareholder servicing and/or distribution fees.
(2)	Class S Shares commenced operations on October 1, 2023.
The following table presents distributions that were declared during the year ended December 31, 2022:

		Class I
Declaration Date	Payment Date	Base Distribution Per Share	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
February 27, 2022	March 31, 2022	$0.13542	$—	$ —	$0.13542	$958
March 30, 2022	April 29, 2022	0.14640	—	—	0.14640	1,572
April 29, 2022	May 31, 2022	0.14640	—	—	0.14640	2,524
May 31, 2022	June 30, 2022	0.14640	—	—	0.14640	2,942
June 29, 2022	July 29, 2022	0.14640	—	—	0.14640	3,291
July 29, 2022	August 31, 2022	0.14640	—	—	0.14640	3,467
August 26, 2022	September 30, 2022	0.14640	—	—	0.14640	4,265
September 30, 2022	October 31, 2022	0.14640	—	—	0.14640	4,683
October 26, 2022	November 30, 2022	0.14640	—	—	0.14640	4,803
October 31, 2022	November 29, 2022	—	—	0.10000	0.10000	3,281
November 30, 2022	December 30, 2022	0.14640	—	—	0.14640	4,880
December 29, 2022	January 31, 2023	0.14640	—	—	0.14640	5,139
December 29, 2022	January 30, 2023	—	—	0.13000	0.13000	4,563

Total		$1.59942	$—	$0.23000	$1.82942	$46,368

		Class D
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
February 27, 2022	March 31, 2022	$0.13542	$—	$ —	$0.13542	$172
March 30, 2022	April 29, 2022	0.14640	—	—	0.14640	688
April 29, 2022	May 31, 2022	0.14640	—	—	0.14640	1,107
May 31, 2022	June 30, 2022	0.14640	—	—	0.14640	1,282
June 29, 2022	July 29, 2022	0.14640	—	—	0.14640	1,493
July 29, 2022	August 31, 2022	0.14640	—	—	0.14640	1,608
August 26, 2022	September 30, 2022	0.14640	—	—	0.14640	1,957
September 30, 2022	October 31, 2022	0.14640	—	—	0.14640	2,346
October 26, 2022	November 30, 2022	0.14640	—	—	0.14640	2,364
October 31, 2022	November 29, 2022	—	—	0.10000	0.10000	1,615
November 30, 2022	December 30, 2022	0.14180	—	—	0.14180	2,422
December 29, 2022	January 31, 2023	0.14130	—	—	0.14130	2,478
December 29, 2022	January 30, 2023	—	—	0.13000	0.13000	2,280

		Class D
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
Total		$1.58972	$—	$0.23000	$1.81972	$21,812

		Class F
Declaration Date	Payment Date	Base Distribution Per Share (1)	Variable Supplemental Distribution Per Share	Special Distribution Per Share	Total Distribution Per Share	Distribution Amount
February 27, 2022	March 31, 2022	$0.13542	$—	$ —	$0.13542	$1,638
March 30, 2022	April 29, 2022	0.14640	—	—	0.14640	3,072
April 29, 2022	May 31, 2022	0.14640	—	—	0.14640	4,768
May 31, 2022	June 30, 2022	0.14640	—	—	0.14640	6,535
June 29, 2022	July 29, 2022	0.14640	—	—	0.14640	8,147
July 29, 2022	August 31, 2022	0.14640	—	—	0.14640	9,135
August 26, 2022	September 30, 2022	0.14640	—	—	0.14640	10,403
September 30, 2022	October 31, 2022	0.14640	—	—	0.14640	12,097
October 26, 2022	November 30, 2022	0.14640	—	—	0.14640	12,616
October 31, 2022	November 29, 2022	—	—	0.10000	0.10000	8,628
November 30, 2022	December 30, 2022	0.13720	—	—	0.13720	12,449
December 29, 2022	January 31, 2023	0.13620	—	—	0.13620	12,596
December 29, 2022	January 30, 2023	—	—	0.13000	0.13000	12,022

Total		$1.58002	$—	$0.23000	$1.81002	$114,106

(1)	Distributions per share are net of shareholder servicing and/or distribution fees.
Distribution Reinvestment Plan
The Company has adopted a distribution reinvestment plan, pursuant to which the Company will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distributions in cash as provided below. As a result, if the Board authorizes, and the Company declares, a cash distribution, then shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, borrowings, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.
Through December 31, 2023, a portion of the Company’s distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by the Company within three years from the date of payment. The purpose of this arrangement avoids distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based solely on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.
Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2023:

	Class I		Class D		Class F		Class S
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.7680	$118,577	$2.7065	$62,793	$2.6448	$285,572	$0.7412	$380
Net realized gains	—	—	—	—	—	—	—	—

Total	$2.7680	$118,577	$2.7065	$62,793	$2.6448	$285,572	$0.7412	$380

The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2022:

	Class I		Class D		Class F
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$1.8294	$46,368	$1.8197	$21,812	$1.8100	$114,106
Net realized gains	—	—	—	—	—	—

Total	$1.8294	$46,368	$1.8197	$21,812	$1.8100	$114,106

Share Repurchase Program
The Company has commenced a share repurchase program in which the Company intends to repurchase, in each quarter, up to 5% of the Company’s Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the best interest of the Company and the best interest of the shareholders. As a result, share repurchases may not be available each quarter. The Company intends to conduct such repurchase offers in accordance with the requirements of
Rule 13e-4 promulgated
under the Securities Exchange Act of 1934, as amended, and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under the Company’s share repurchase program, to the extent the Company offers to repurchase shares in any particular quarter, the Company expects to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”).
The one-year holding
period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at the Company’s discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders across all shares.

The following table summarizes the share repurchases completed during the year ended December 31, 2023:

Repurchase Deadline Request	Percentage of Outstanding Shares the Company Offered to Repurchase (1)	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Purchased (1)
March 2, 2023	5.00%	March 31, 2023	$25,836	1,058,869	0.73%
May 30, 2023	5.00%	June 30, 2023	$98,692	3,992,380	2.64%
August 31, 2023	5.00%	September 30, 2023	$34,830	1,387,108	0.87%
December 1, 2023	5.00%	December 31, 2023	$63,474	2,532,864	1.39%
The following table summarizes the share repurchases completed during the year ended December 31, 2022:

Repurchase Deadline Request	Percentage of Outstanding Shares the Company Offered to Repurchase (1)	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Purchased (1)
May 31, 2022	5.00%	June 30, 2022	$1,000	41,118	0.11%
August 30, 2022	5.00%	September 30, 2022	$938	38,736	0.04%
November 30, 2022	5.00%	December 31, 2022	$10,010	419,163	0.32%

(1)	Percentage is based on total shares as of the close of the previous calendar quarter. All repurchase requests were satisfied in full.
(2)	Amounts not inclusive of Early Repurchase Deduction.

Note 10. Financial Highlights
The following are the financial highlights for the year ended December 31, 2023:

	Year Ended December 31, 2023
	Class I	Class D	Class F	Class S (7)
Per Share Data:
Net asset value, beginning of period	$23.88	$23.88	$23.88	$25.11
Net investment income (1)	2.86	2.80	2.74	0.63
Net unrealized and realized gain (loss) (2)	1.09	1.09	1.08	0.06

Net increase (decrease) in net assets resulting from operations	3.95	3.89	3.82	0.69
Distributions from net investment income (3)	(2.77)	(2.71)	(2.64)	(0.74)
Distributions from net realized gains (3)	—	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(2.77)	(2.71)	(2.64)	(0.74)

Early repurchase deduction fees (6)	—	—	—	—

Total increase (decrease) in net assets	1.18	1.18	1.18	(0.05)

Net asset value, end of period	$25.06	$25.06	$25.06	$25.06

Shares outstanding, end of period	52,457,511	28,192,719	125,381,461	857,879
Total return based on NAV (4)	17.28%	16.99%	16.70%	2.78%
Ratios:
Ratio of net expenses to average net assets (5)	9.68%	10.02%	10.18%	10.68%
Ratio of net investment income to average net assets (5)	11.73%	11.57%	11.24%	10.20%
Portfolio turnover rate	9.31%	9.31%	9.31%	9.31%
Supplemental Data:
Net assets, end of period	$1,314,775	$706,613	$3,142,475	$21,501
Asset coverage ratio	223.2%	223.2%	223.2%	223.2%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The amount shown does not correspond with the aggregate amount for the period as it includes the effect of the timing of capital transactions.
(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).

(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fees, if any.

(5)	For the year ended December 31, 2023, amounts are annualized except for excise tax, and capital gains incentive fee.
(6)	The per share amount rounds to less than $0.01 per share.
(7)	Class S Shares commenced operations on October 1, 2023.
The following are the financial highlights for the year ended December 31, 2022:

	Year Ended December 31, 2022
	Class I	Class D	Class F
Per Share Data:
Net asset value, beginning of period	$25.00	$25.00	$25.00
Net investment income (1)	2.21	2.19	2.20
Net unrealized and realized gain (loss) (2)	(1.50)	(1.49)	(1.51)

Net increase (decrease) in net assets resulting from operations	0.71	0.70	0.69
Distributions from net investment income (3)	(1.83)	(1.82)	(1.81)

Distributions from net realized gains (3)	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(1.83)	(1.82)	(1.81)

Total increase (decrease) in net assets	(1.12)	(1.12)	(1.12)

Net asset value, end of period	$23.88	$23.88	$23.88

Shares outstanding, end of period	35,101,879	17,538,259	92,059,512
Total return based on NAV (4)	2.93%	2.89%	2.85%
Ratios:
Ratio of net expenses to average net assets (5)	3.11%	3.09%	3.28%
Ratio of net investment income to average net assets (5)	9.95%	9.88%	9.91%
Portfolio turnover rate	6.82%	6.82%	6.82%
Supplemental Data:
Net assets, end of period	$838,207	$418,798	$2,198,267
Asset coverage ratio	247.4%	247.4%	247.4%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The amount shown does not correspond with the aggregate amount for the period as it includes the effect of the timing of capital transactions.
(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).
(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(5)
For the year ended December 31, 2022, amounts are annualized except for non-recurring
expenses. For the year ended December 31, 2022, the ratio of total operating expenses to average net assets was 5.42%, 5.55% and 5.93% on Class I, Class D and Class F, respectively, on an annualized basis, excluding the effect of expense support/(recoupment), distribution and/or shareholder servicing fees waiver, and management fee and income based incentive fee waivers by the Adviser which represented 2.30%, 2.46% and 2.66% on Class I, Class D and Class F, respectively, of average net assets.
Note 11. Joint Venture
On June 1, 2023, the Company entered into a limited liability company agreement (the “LLC Agreement”) with the Capital One Member (“COM”) to establish a joint venture to make certain unitranche loans to U.S. middle-market companies. The joint venture is called ULTRA III, LLC (“ULTRA III”). The Company and COM will provide capital to ULTRA III in the form of membership interests. The initial maximum investment amounts in ULTRA III for the Company and COM are approximately $200.0 million and $28.6 million, respectively, which correspond to initial membership interests of approximately 87.5% and 12.5%, respectively. The LLC Agreement is effective as of June 1, 2023.
The Company and COM may, from
time-to-time,
make additional contributions of capital or may receive returns of capital from ULTRA III. As of December 31, 2023, the Company had contributed $129.7 million and COM had contributed $18.5 million of capital and $70.3 million and $10.1 million of capital remained uncalled from the Company and COM, respectively. As of December 31, 2023, the Company and COM’s membership interests are 87.5% and 12.5%, respectively.
All portfolio decisions and generally all other decisions in respect of ULTRA III must be approved by a credit committee of ULTRA III consisting of representatives of the Company and COM (generally with approval from a representative of each required). A Capital One entity is providing a senior revolving financing facility to ULTRA III.
The Company has determined that ULTRA III is an investment company under ASC 946, and in accordance with ASC 946, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company subsidiary. The Company and COM have equal voting rights with respect to the joint venture. The Company will not consolidate the assets and liabilities of the ULTRA III joint venture.
The Company’s investment in ULTRA III is disclosed on the Company’s Schedule of Investments as of December 31, 2023.

ULTRA III, LLC
Schedule of Investments
December 31, 2023
(in thousands)
The following table presents the schedule of investments of ULTRA III as of December 31, 2023

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt
General Industrials
Bright Light Buyer, Inc. (4)(5)	SF + 6.00%	11.37%	11/8/2029	$245,500	$239,514	$239,511

					239,514	239,511	169.01%

Medical Equipment and Services
EHOB, LLC (4)(5)	SF + 5.75%	11.13%	12/18/2029	125,000	122,205	122,204

					122,205	122,204	86.23%

Total First Lien Debt					$361,719	$361,715	255.24%

Total Investment Portfolio					$361,719	$361,715	255.24%

Cash and Cash Equivalents
Cash					2,317	2,317	1.63%

Total Cash and Cash Equivalents					$2,317	$2,317	1.63%

Total Portfolio Investments, Cash and Cash Equivalents					$364,036	$364,032	256.87%

(1)
Unless otherwise indicated, issuers of debt and equity investments held by the Company are denominated in dollars. All debt investments are income producing unless otherwise indicated. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments.

(2)
The investments bear interest at a rate that is determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”), which reset, monthly or quarterly. For each such investment, the Company has provided the spread over SOFR and the current contractual interest rate in effect at December 31, 2023. Certain investments are subject to a SOFR interest rate floor, or rate cap. SOFR based contracts may include a credit spread adjustment, which is included within the stated
all-in
interest rate, if applicable, that is charged in addition to the base rate and the stated spread.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the Adviser as the Company’s valuation designee, subject to the oversight of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)	The interest rate floor on these investments as of December 31, 2023 was 1.00%.

The following table presents the selected statement of assets and liabilities information of ULTRA III as of December 31, 2023:

December 31, 2023
ASSETS
Investments at fair value (amortized cost of $361,719 at December 31, 2023)	$361,715
Cash and cash equivalents	2,317
Interest receivable	2,401

Total assets	$366,433

LIABILITIES
Debt	$222,300
Interest payable and other liabilities	2,415

Total liabilities	224,715

MEMBERS’ EQUITY
Members’ Equity	141,718

Total Members’ Equity	141,718

Total liabilities and members’ equity	$366,433

The following table presents the selected statement of operations information of ULTRA III for the year ended December 31, 2023:

Year Ended December 31, 2023
Investment income:
Interest income	$4,887

Total investment income	4,887

Expenses:
Interest expense	(2,159)
Other expenses	(256)

Total expenses	(2,415)

Net investment income	2,472

Net realized and change in unrealized gain (loss) on investments
Net realized gain (loss) on investments	—
Net change in unrealized appreciation (depreciation) on investments	(4)

Net realized and change in unrealized gain (loss) on investments	(4)

Net increase (decrease) in net assets resulting from operations	$2,468

Note 12. Income Taxes
Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until they are realized; (2) income or loss recognition on exited investments; (3) income or loss recognition on foreign currency transactions; (4) significant debt modifications; and (5) other non-deductible
expenses.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax
differences, which include differences in the book and tax basis of certain assets and liabilities, and non-deductible
expenses, among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, undistributed net investment income or undistributed net realized gains on investments, as appropriate. For the years ended December 31, 2023 and 2022, permanent differences were as follows:

	Year Ended December 31,
	2023	2022
Undistributed net investment income (loss)	$(11,599)	$9,805
Accumulated net realized gain (loss)	14,866	(6,922)

Paid In Capital	$3,267	$2,883

During the years ended December 31, 2023 and 2022, permanent differences were principally related to non-deductible
offering costs, market discount, and other nondeductible expenses.
The following reconciles the increase in net assets resulting from operations to taxable income for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Net increase (decrease) in net assets resulting from operations	$654,601	$58,947
Net unrealized (appreciation) depreciation	(214,133)	157,391
Realized gain (loss) for tax not included in book income	5,497	1,621
Other non-deductible expenses and excise taxes	3,267	2,884
Other book/tax differences	33,473	(6,506)

Taxable income	$482,705	$214,337

The components of accumulated gains / losses as calculated on a tax basis for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
Distributable ordinary income	$34,049	$37,792
Distributable capital gains/(losses)	(20,701)	(857)
Net unrealized appreciation/(depreciation) on investments	56,742	(157,391)

Total accumulated under-distributed (over-distributed) earnings	$70,090	$(120,456)

The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, at December 31, 2023 and 2022 is as follows:

	Year Ended December 31,
	2023	2022
Gross unrealized appreciation	$166,817	$71,292
Gross unrealized depreciation	(95,061)	(222,079)

Net unrealized appreciation (depreciation)	$71,756	$(150,787)

Tax cost of investments	$9,217,654	$5,853,583
The difference between GAAP-basis and tax basis unrealized gains (losses) is attributable primarily to net mark to market gains (losses) on foreign currency contracts, market discount, and significant modification of debt securities.
Under the Regulated Investment Company Modernization Act of 2010, net capital losses recognized by the Company may get carried forward indefinitely, and retain their character as short-term
and/or
long-term
losses. Any such losses will be deemed to arise on the first day of the next taxable year. Capital losses for the year ended December 31, 2023 and 2022, which will be deemed to arise on the first day of the tax year ended December 31, 2024 and 2023, were as follows:

	Year Ended December 31,
	2023	2022
Short-term	$3,650	$—
Long-term	$9,892	$—
All of the distributions declared during the years ended December 31, 2023 and 2022 were derived from ordinary income, as determined on a tax basis and 86.94% and 89.7%, respectively, of distributed ordinary income qualified as interest related dividends which is exempt from U.S. withholding tax applicable to
non-U.S.
shareholders.
Management has analyzed the Company’s tax positions taken, or to be taken, on federal income tax returns for all open tax years and has concluded that no provision for income tax is required in the Company’s financial statements. The Company’s federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.
Note 13. Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no additional subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in the consolidated financial statements as of December 31, 2023, except as discussed below.
Subscriptions
The Company received $282.1 million of net proceeds relating to the issuance of Class I shares, Class D shares, Class F shares and Class S shares for subscriptions effective January 1, 2024.
The Company received $393.2 million of net proceeds relating to the issuance of Class I shares, Class D shares, Class F shares and Class S shares for subscriptions effective February 1, 2024.
The Company received $307.8 million of net proceeds relating to the issuance of Class I shares, Class D shares, Class F shares and Class S shares for subscriptions effective March 1, 2024.

Share Repurchases
On February 1, 2024, the Company offered to purchase up to 5% of its Common Shares at a price equal to the net asset value per Share as of March 31, 2024. The offer expired on March 1, 2024. Approximately 2.35 million Common Shares, representing 1.13% of Common Shares outstanding at the beginning of the quarter, were validly tendered and not withdrawn prior to the expiration of the offer.
Distribution Declarations
On January 30, 2024, the Company declared net distributions of $0.1600 per Class I share, $0.1547 per Class D share, $0.1494 per Class F share, and $0.1420 per Class S share, all of which are payable on February 29, 2024 to shareholders of record as of January 31, 2024. Additionally, the Company’s Board declared variable supplemental distributions of $0.0550 for all share classes outstanding, all of which are payable on February 29, 2024 to shareholders of record as of January 31, 2024.
On February 29, 2024, the Company declared net distributions of $0.1600 per Class I share, $0.1550 per Class D share, $0.1500 per Class F share, and $0.1431 per Class S share, all of which are payable on March 29, 2024 to shareholders of record as of February 29, 2024. Additionally, the Board declared variable supplemental distributions for each class of its Common Shares in the amount of $0.0550 per share, which is payable on March 29, 2024 to shareholders of record as of February 29, 2024.
Financing Transactions
On January 17, 2024, the Company entered into a Commitment Increase Agreement (the “Commitment Increase Agreement”) among the Company, Deutsche Bank AG New York Branch, as the increasing lender (the “Increasing Lender”), and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to the our Revolving Credit Facility (defined above).
The Commitment Increase Agreement provides for an increase in the Increasing Lender’s commitment, thereby bringing aggregate commitments of the lenders under the Revolving Credit Facility from $1,275.0 million to $1,300.0 million through the accordion feature in the Revolving Credit Facility. The accordion feature in the Revolving Credit Facility allows us, under certain circumstances, to increase the total size of the facility to a maximum aggregate commitment of $1,912.5 million.
On January 25, 2024, the Company entered into that certain Amendment No. 2 to the Credit Agreement (the “Amendment No. 2”) among the Company, as servicer, HLEND Holdings B, L.P., Bank of America, N.A., as administrative agent, U.S. Bank Trust Company, National Association, as collateral administrator, U.S. Bank National Association, as collateral custodian, and the lenders party thereto, amending HLEND B Funding Facility (defined above).
The Amendment provides for, among other things, an increase in the aggregate commitments of the lenders under HLEND B Funding Facility from $1,000.0 million to $1,250.0 million and an extension of the Availability Period (as defined therein) from July 2025 to January 2027 and the Maturity Date (as defined therein) from July 2027 to January 2029. In addition, the Amendment provides that Daily Simple CORRA will be used as the benchmark for loans denominated in Canadian Dollars, and adjusts the definition of Applicable Rate such that the Applicable Rate is calculated as the greater of (x) (i) 2.00% multiplied by the balance of all Broadly Syndicated Loans, plus 2.40% multiplied by the balance of Large Corporate Loans, plus 2.65% multiplied by the balance of all other eligible collateral assets, divided by (ii) the balance of all eligible collateral assets and (y) 2.35%.
On January 30, 2024, the Company and U.S. Bank Trust Company, National Association (the “Trustee”) entered into an Indenture (the “Base Indenture”) and a Supplemental Indenture (the “First Supplemental

Indenture” and, together with the Base Indenture, the “January 2029 Notes Indenture”). The First Supplemental Indenture relates to the Company’s issuance of $550.0 million in aggregate principal amount of our 6.750% notes due 2029 (the “January 2029 Notes”). The January 2029 Notes will mature on January 30, 2029 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the January 2029 Notes Indenture. The January 2029 Notes bear interest at a rate of 6.750% per year payable semi-annually on January 30 and July 30 of each year, commencing on July 30, 2024. The January 2029 Notes are the Company’s general unsecured obligations that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the January 2029 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the January 2029 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the Company’s investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 6.75% per annum and pays a floating interest rate of SOFR + 2.876% per annum on $550.0 million of the January 2029 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship.
ULTRA III Maximum Investment
On February 1, 2024 the Company entered into an amendment (“Amendment No. 1”) to the LLC Agreement with COM to increase the maximum investment amounts for the Company and COM in ULTRA III from $200.0 million and $28.6 million, respectively, to $400.0 million and $57.1 million, respectively. The increased investment amounts for the Company and COM correspond to membership interests of 87.5% and 12.5%, respectively.

Appendix A

1 | Your Investment

Investment Amount $

Investment Type	☐ Initial Investment	☐ Additional Investment

Share Class (Must select one)

☐ Class S ____________________	☐ Class F __________________	☐ Class D __________________	☐ Class I ____________________
$2,500 minimum initial investment	$2,500 minimum initial investment	$2,500 minimum initial investment	$10,000 minimum initial investment for qualifying investors (otherwise $1,000,000 minimum initial investment)[1]

2 | Form of Ownership

See Appendix A for supplemental document requirements by investor type.

I.Individual / Joint Accounts	Retirement Accounts	Entity Accounts
☐ Individual	☐ IRA	☐ Trust
☐ Joint Tenants with Rights of	☐ Roth IRA	☐ C Corporation
☐ Survivorship Tenants in Common	☐ SEP IRA	☐ S Corporation
☐ Community Property	☐ Rollover IRA	☐ Partnership
☐ Tenants by Entirety	☐ Inherited IRA	☐ Limited Liability Corporation
☐ Uniform Gift / Transfer to Minors State:___________________	☐ Other: _________________	☐ Other: _________________

Brokerage Account Number: _____________________________	Custodian Account Number: __________________________	Brokerage Account Number: ___________________________

Custodian Name: __________________________
Custodian Tax ID: __________________________

Please print, sign, and scan this page if applicable.

X

Custodian Signature / Stamp

[1]

HPS Corporate Lending Fund (the “Fund”) waives or reduces to $10,000 or less Class I investment minimums for purchases (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name in an amendment or supplement to the Fund’s prospectus. The foregoing categories of investors who are granted waivers or reductions by the Managing Dealer from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Managing Dealer enters into with participating intermediaries, as applicable, and the prospectus.

HPS Corporate Lending Fund | Subscription Agreement

3 | Investor Information

The information provided in this section must be compliant with IRS Form W-9 and related instructions (see www.irs.gov for instructions). Legal addresses must include a residential street address (P.O. boxes will not be accepted).

1.	Primary Account Holder / Minor (if Uniform Gift / Transfer to Minors Account) / Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number             Date of Birth (mm/dd/yyyy)

Legal Street Address               City       State     Zip

Mailing Street Address              City       State     Zip

Email Address                  Phone Number

Please indicate if you are a:

 ☐ U.S. Citizen ☐ Resident Alien ☐ Non-Resident Alien   Country of Citizenship if non-U.S. Citizen

(A completed applicable Form W-8 is required for subscription)

2.	Joint Account Holder / Custodian (if Uniform Gift / Transfer to Minors Account) / Co-Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number             Date of Birth (mm/dd/yyyy)

Legal Street Address               City       State     Zip

Mailing Street Address              City       State     Zip

Email Address                  Phone Number

Please indicate if you are a:

 ☐ U.S. Citizen ☐ Resident Alien ☐ Non-Resident Alien   Country of Citizenship if non-U.S. Citizen

(A completed applicable Form W-8 is required for subscription)

3.	Joint Account Holder / Co-Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number             Date of Birth (mm/dd/yyyy)

Legal Street Address               City       State     Zip

Mailing Street Address              City       State     Zip

Email Address                  Phone Number

Please indicate if you are a:

 ☐ U.S. Citizen ☐ Resident Alien ☐ Non-Resident Alien   Country of Citizenship if non-U.S. Citizen

(A completed applicable Form W-8 is required for subscription)

HPS Corporate Lending Fund | Subscription Agreement

Entity Information (only required for entity account types)

Entity Name

Tax ID Number             Date of Formation (mm/dd/yyyy)

Legal Street Address               City       State     Zip

Country of Domicile (Form W-8 required for non-U.S.)

Exemptions per Form W-9 (see Form W-9 instructions at www.irs.gov)

Exemptions for FATCA Reporting Code (if any)

Please indicate if you are a: ☐ Pension Plan  ☐ Profit Sharing Plan  ☐ Not-for-Profit Organization

Affiliation with HPS Investment Partners, LLC (“HPS”)

Do any of the following apply to the Subscriber: (i) the Subscriber controls, or is controlled by or under common control with, the HPS Corporate Lending Fund or HPS, (ii) the Subscriber is an employee or officer of the HPS Corporate Lending Fund or HPS, (iii) the Subscriber is a member of the immediate family of any of the foregoing or (iv) the Subscriber is a trust or other entity established for the benefit of any of the foregoing?  ☐ Yes ☐ No

If you are an employee, affiliate, or director of HPS or any affiliate of HPS, or a spouse, a minor child, or a child residing in the same residence as such an employee or director, please check the appropriate box below (required):

☐ HPS Employee  ☐ HPS Affiliate  ☐ HPS Corporate Lending Fund Officer or Director

☐ Immediate Family Member2 of HPS Corporate Lending Fund Officer or Director  ☐ Not Applicable

4 | Transfer on Death Beneficiary Information (Optional for Individual / Joint Accounts)

Please designate the beneficiary information for your account. If completed, all information is required. Secondary beneficiary information may only include whole percentages and must total 100%. (Not available for Louisiana residents).

______________	_____	__________________	___________	______________	☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

______________	_____	__________________	___________	______________	☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

______________	_____	__________________	___________	______________	☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

______________	_____	__________________	___________	______________	☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

[2]	Immediate family member means a spouse, a minor child, or a child residing in the same residence as an employee or director of HPS or any affiliate of HPS.

5 | ERISA Plan Asset Regulations

Are you or will you be during any time in which you hold any interest in HPS Corporate Lending Fund a “benefit plan investor”3 within the meaning of the Plan Asset Regulations4 or are you or will you use the assets of a “benefit plan investor” to invest or hold any interest in HPS Corporate Lending Fund?  ☐ Yes ☐ No

Are you or will you be during any time in which you hold any interest in HPS Corporate Lending Fund a “controlling person”5 within the meaning of the Plan Asset Regulations4?  ☐ Yes ☐ No

[3]

The term “benefit plan investor” includes, for e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that is subject to section 4975 of the Code (including, for e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as for e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

[4]

“Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

[5]

“Controlling Person” includes any person (other than a “benefit plan investor”) that has discretionary authority or control with respect to the assets of HPS Corporate Lending Fund or that provides investment advice for a fee (direct or indirect) with respect to such assets, and any affiliate of any such person. An “affiliate” for these purposes includes any person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with the person, and control with respect to a person other than an individual means the power to exercise a controlling influence over the management or policies of such person.

HPS Corporate Lending Fund | Subscription Agreement

6 | Distribution Instructions

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, TENNESSEE, VERMONT, or WASHINGTON.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan. PLEASE CHECK HERE IF YOU DO NOT WISH TO BE ENROLLED in the Distribution Reinvestment Plan and complete the cash distribution information in the box below. For IRA (custodial held accounts), if you elect cash distributions, the funds must be sent to the custodian on a direct deposit basis.

☐	Direct Deposit to third party financial institution (complete section below)

I authorize HPS Corporate Lending Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify HPS Corporate Lending Fund in writing to cancel it. In the event that HPS Corporate Lending Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name of Financial Institution

Mailing Address	City	State	Zip Code

ABA Routing Number

Account Number

☐	Mail a check (to Primary Account Holder mailing address for individual / joint accounts or Entity legal address for entity accounts)

☐ If you are a resident of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. PLEASE CHECK HERE IF YOU WISH TO ENROLL in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

7 | Investment Funding Method

☐ Broker / Financial Advisor will make payment on your behalf	☐ By Wire: Please wire funds according to the instructions below. Account No.: 182383642895 ABA: 075000022 Account Name: U.S. Bancorp Fund Services, LLC FBO HPS Corporate Lending Fund	☐ By Check: Please attach your check[6] to this agreement and make payable to: HPS Corporate Lending Fund Mailing Address: 615 E. Michigan St Milwaukee, WI 53202

[6]	Only personal, same name checks are accepted

HPS Corporate Lending Fund | Subscription Agreement

8 | Electronic Delivery Consent (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from HPS Corporate Lending Fund. If you would like to consent to electronic delivery, including pursuant to email, please sign below.

By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

Please print, sign, and scan this page if applicable.

X

HPS Corporate Lending Fund | Subscription Agreement

9 | Subscriber Representations and Signatures

HPS Corporate Lending Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, HPS Corporate Lending Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

In order to induce HPS Advisors, LLC to accept this subscription, I (we) hereby represent and warrant as follows (Each account holder must hand-initial representations 1 – 11, to the extent applicable):

	Primary Investor	Co- Investor	Co- Investor
1. I (we) have received the prospectus (as amended or supplemented) for HPS Corporate Lending Fund at least five business days prior to the date hereof.	☐	☐	☐

2.  I (we) have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.[6]

	☐	☐	☐

3.  I am (we are) a resident of Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, or Vermont and in addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.[7]

	☐	☐	☐

4.  I am (we are) domiciled or have a registered office in the European Economic Area or in the United Kingdom, and qualify as (i) a “professional investor,” within the meaning of Annex II to Directive 2014/65/EU or the United Kingdom Alternative Investment Fund Managers Regulations 2013 (SI 2013/1773) as amended, as applicable, or (ii) a “certified sophisticated investor” as defined under the Financial Services and Markets Act 2000 of the United Kingdom.

	☐	☐	☐
5. I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.	☐	☐	☐

6.  I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	☐	☐	☐
7. I acknowledge that HPS Corporate Lending Fund may enter into transactions with HPS affiliates that involve conflicts of interest as described in the prospectus.	☐	☐	☐

8.  I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month and my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share as of the last day of each month will generally be made available at www.hlend.com within 20 business days of the last day of each month.

	☐	☐	☐

[7]

In the case of sales to fiduciary accounts, the minimum standards set forth in the prospectus under “SUITABILITY STANDARDS” shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

HPS Corporate Lending Fund | Subscription Agreement

Primary Investor	Co- Investor	Co- Investor

9.  I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent at 888-484- 1944 or through my financial intermediary.

☐	☐	☐

10.  New Jersey investors are advised that if they buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement or brokerage commissions, in such amounts as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares.

☐	☐	☐

11.  I am (we are) a resident of New Jersey and have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, a New Jersey investor’s investment in HPS Corporate Lending Fund, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

☐	☐	☐

HPS Corporate Lending Fund | Subscription Agreement

If you do not have another broker-dealer or other financial intermediary introducing you to HPS Corporate Lending Fund, then HPS Securities, LLC may be deemed to be acting as your broker-dealer of record in connection with any investment in HPS Corporate Lending Fund. For important information in this respect, see Section 10 below.

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by HPS Corporate Lending Fund. I acknowledge that the Broker / Financial Advisor indicated in Section 10 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting HPS Corporate Lending Fund Investor Relations at the number indicated below at any time by contacting the transfer agent at 888-484-1988.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

1.	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRA has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9; and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Each Account Holder / Trustee / Authorized Signatory must sign below. Please print, sign, and scan this page if applicable.

(Custodians must sign in Section 2 on a custodial account)

X
Owner or Authorized Person	Date (mm/dd/yyyy)
X
Co-Investor or Authorized Person	Date (mm/dd/yyyy)
X
Co-Investor or Authorized Person	Date (mm/dd/yyyy)

HPS Corporate Lending Fund | Subscription Agreement

10 | Broker / Financial Advisor Information and Signature

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by HPS Corporate Lending Fund, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 10 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 10 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 151-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker-dealer or other financial intermediary introducing you to HPS Corporate Lending Fund, then HPS Securities, LLC may be deemed to act as your broker of record in connection with any investment in HPS Corporate Lending Fund. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker-dealer or other financial intermediary.

Please print, sign, and scan this page if applicable.

X
Financial Advisor / Representative Signature	Date (mm/dd/yyyy)

HPS Corporate Lending Fund | Subscription Agreement

11 | Other Important Information

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of HPS Corporate Lending Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 9 above, they are asked to promptly notify HPS Corporate Lending Fund and the Broker in writing. The Broker may notify HPS Corporate Lending Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 9 above, and HPS Corporate Lending Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of HPS Corporate Lending Fund.

To be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price at least five business days prior to the first calendar day of the month (unless waived). All items on the Subscription Agreement, other than those marked optional, must be completed in order for your Subscription Agreement to be processed. You will receive a written confirmation of your purchase.

The Company and the Managing Dealer will direct any dealers to, upon receipt of any and all checks, drafts, and money orders received from prospective purchasers of shares, transmit same together with a copy of this executed Subscription Agreement or copy of the signature page of such agreement, stating among other things, the name of the purchaser, current address, and the amount of the investment to U.S. Bank Global Fund Services (a) by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and checks are received, or (b) by the end of the second business day following receipt where internal supervisory review is conducted at a different location than which subscription documents and checks are received.

Return the completed Subscription Agreement to:

HPS Corporate Lending Fund

c/o U.S. Bank Global Fund Services

615 E. Michigan St

Milwaukee, WI 53202

Appendix A  |  Supporting Document Requirements

Please provide the following supporting documentation based on your account type.

Individual	If a non-U.S. person, Form W-8BEN

Joint (including JTWROS, Tenants in Common, Community Property)	For each non-U.S. Person account holder, Form W-8BEN

IRA (including ROTH, SEP, Rollover, Inherited)	None

Trust	Certificate of Trust or Declaration of Trust

Appropriate W-8 series form (see https://www.irs.gov/forms-pubs/about-form-w-8)

Corporation (including C Corp., S Corp., LLC)	Formation documents

Articles of incorporation

Authorized signatory list

Appropriate W-8 series form (see https://www.irs.gov/forms-pubs/about-form-w-8)

Partnership	Formation documents

Authorized signatory list

Appropriate W-8 series form (see https://www.irs.gov/forms-pubs/about-form-w-8)

HPS Corporate Lending Fund

Maximum Offering of $8,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by HPS Corporate Lending Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

April 22, 2024

PART C**

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of HPS Corporate Lending Fund are included in Part A of this Registration Statement.

HPS Corporate Lending Fund

(2) Exhibits

(a)(1)	Amended and Restated Certificate of Trust of the Registrant (incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form N-2 (File No. 333-259453), filed on September 10, 2021)

(a)(2)	Sixth Amended and Restated Declaration of Trust of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-01431), filed on August 14, 2023)

(b)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-01431), filed on August 14, 2023)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(g)	Amended and Restated Investment Advisory Agreement (incorporated by reference to Exhibit (g) to the Registration Statement on Form N-2 (File No. 333-270667), filed on June 30, 2023)

(h)(1)	Managing Dealer Agreement with Emerson Equity LLC (incorporated by reference to Exhibit (h)(1) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(h)(2)	Managing Dealer Agreement with HPS Securities, LLC (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on April 11, 2024)

(h)(3)	Distribution and Servicing Plan of the Registrant (incorporated by reference to Exhibit (h)(2) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(h)(4)	Amended and Restated Distribution and Servicing Plan (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on April 11, 2024)

(j)	Custody Agreement (incorporated by reference to Exhibit (j) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(k)(1)	Second Amended and Restated Administration Agreement (incorporated by reference to Exhibit (k)(1) to the Registration Statement on Form N-2 (File No. 333-270667), filed on June 30, 2023)

(k)(2)	Escrow Agreement (incorporated by reference to Exhibit (k)(2) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(k)(3)	Transfer Agent Servicing Agreement (incorporated by reference to Exhibit (k)(3) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(k)(4)	Multiple Class Plan (incorporated by reference to Exhibit (k)(4) to the Registration Statement on Form N-2 (File No. 333-259453), filed on September 10, 2021)

(k)(5)	Amended and Restated Expense Support and Conditional Reimbursement Agreement (incorporated by reference to Exhibit (k)(5) to the Registration Statement on Form N-2 (File No. 333-270667), filed on June 30, 2023).

(k)(6)	Sub-Administration Servicing Agreement (incorporated by reference to Exhibit (k)(6) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(k)(7)	Sub-Administration Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-01431), filed on August 31, 2023)

(k)(8)	Fund Accounting Servicing Agreement (incorporated by reference to Exhibit (k)(7) to the Registration Statement on Form N-2 (File No. 333-259453), filed on January 7, 2022)

(k)(9)	Master Note Purchase Agreement, dated November 14, 2022, by and among HPS Corporate Lending Fund and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on November 15, 2022)

(k)(10)	Master Note Purchase Agreement, dated March 15, 2023, by and among HPS Corporate Lending Fund and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on March 20, 2023)

(k)(11)	Loan and Servicing Agreement, dated as of February 3, 2022, by and among HLEND Holdings A, L.P., as borrower, HPS Corporate Lending Fund, as transferor and servicer, Morgan Stanley Senior Funding, Inc., as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent, and U.S. Bank National Association, as account bank and collateral custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on February 4, 2022)

(k)(12)	Senior Secured Revolving Credit Agreement, dated as of June 23, 2022, by and among HPS Corporate Lending Fund, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, the lenders party thereto, and JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, MUFG Bank, LTD., Royal Bank of Canada, and Sumitomo Mitsui Banking Corporation, as joint bookrunners and joint lead arrangers (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on June 29, 2022)

(k)(13)	Credit Agreement, dated as of July 19, 2022, by and among HLEND Holdings B, L.P., as borrower, HLEND Holdings B GP, LLC, as borrower general partner, HPS Corporate Lending Fund, as servicer, Bank of America, N.A., as administrative agent, U.S. Bank Trust Company, National Association, as collateral administrator, and U.S. Bank National Association, as collateral custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on July 25, 2022)

(k)(14)	Amendment No. 1 to Credit Agreement, dated as of September 16, 2022, by and among HLEND Holdings B, L.P., as borrower, HPS Corporate Lending Fund, as servicer, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on September 21, 2022)

(k)(15)	Commitment Increase Agreement, dated as of November 3, 2022, by and among HPS Corporate Lending Fund, The Bank of New York Mellon, as assuming lender, JPMorgan Chase Bank, N.A., as administrative agent, as an issuing bank, and as an increasing lender, Goldman Sachs Bank USA, as an issuing bank and as an increasing lender, MUFG Bank, Ltd., as an issuing bank, Royal Bank of Canada, as an issuing bank, Sumitomo Mitsui Banking Corporation, as an issuing bank, Bank of America, N.A., as an increasing lender, and BNP Paribas, as an increasing lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on November 4, 2022)

(k)(16)	Second Amendment to Loan and Servicing Agreement dated December 23, 2022 among HPS Corporate Lending Fund, HLEND Holdings A, L.P., as borrower, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley Bank, N.A. and CDPQ American Fixed Income V Inc., as lenders (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on December 27, 2022)

(k)(17)	Credit Agreement dated January 12, 2023 among HPS Corporate Lending Fund, as equity holder, HLEND Holdings C, L.P., as borrower, Blackstone Asset Based Finance Advisors LP, as Blackstone Asset Based Finance Representative, U.S. Bank Trust Company, National Association, as administrative agent and U.S. collateral agent, and U.S. Bank National Association, as U.S. custodian and document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on January 18, 2023)

(k)(18)	Revolving Credit and Security Agreement dated March 31, 2023 by and among HPS Corporate Lending Fund, as equityholder and collateral manager, HLEND Holdings D, L.P., as borrower, BNP Paribas, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on April 4, 2023)

(k)(19)	Limited Liability Company Agreement dated June 1, 2023 by and among HPS Corporate Lending Fund and the Capital One Member (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01431), filed on June 7, 2023)

(k)(20)	Revolving Credit and Security Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on April 4, 2023)

(k)(21)	ULTRA III, LLC Limited Liability Company Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on June 7, 2023)

(k)(22)	Amendment Agreement dated as of June 22, 2023 to the Credit Agreement dated as of January 12, 2023 among HPS Corporate Lending Fund, as equity holder, HLEND Holdings C, L.P., as borrower, the Lenders party thereto, U.S. Bank Trust Company, National Association, as administrative agent and U.S. collateral agent, and U.S. Bank National Association, as U.S. custodian and document custodian (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on June 27, 2023)

(k)(23)	Commitment Increase Agreement, dated as of July 12, 2023, by and among HPS Corporate Lending Fund, JPMorgan Chase Bank, N.A., as administrative agent, Sumitomo Mitsui Banking Corporation, as an increasing lender, Bank of America, N.A., as an increasing lender, and BNP Paribas, as an increasing lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on July 12, 2023)

(k)(24)	First Amendment to Credit Agreement, dated August 1, 2023, by and among HPS Corporate Lending Fund, as equityholder and collateral manager, HLEND Holdings D, L.P., as borrower, U.S. Bank Trust Company, National Association, as collateral agent, BNP Paribas, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on August 3, 2023)

(k)(25)	First Supplement to Master Note Purchase Agreement, dated September 14, 2023, by and among HPS Corporate Lending Fund and the Additional Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on September 18, 2023)

(k)(26)	Note Purchase Agreement, dated as of October 5, 2023, by and among HLEND CLO 2023-1, LLC, as Issuer, HPS Corporate Lending Fund, as EU/UK Retention Holder, and BofA Securities, Inc., as Initial Purchaser (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on October 11, 2023)

(k)(27)	Indenture, dated as of October 5, 2023, by and between HLEND CLO 2023-1, LLC, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on October 11, 2023)

(k)(28)	Collateral Management Agreement, dated as of October 5, 2023, by and between HLEND CLO 2023-1, LLC, as Issuer, and HPS Corporate Lending Fund, as Collateral Manager (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on October 11, 2023)

(k)(29)	Amended and Restated Sale and Contribution Agreement, dated as of October 5, 2023, by and among HPS Corporate Lending Fund, as Seller, HLEND CLO 2023-1 Investments, LLC, as Intermediate Seller, and HLEND CLO 2023-1, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on October 11, 2023)

(k)(30)	Amendment No. 1 to Senior Secured Revolving Credit Agreement, dated October 30, 2023, by and among HPS Corporate Lending Fund, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on November 3, 2023)

(k)(31)	Commitment Increase Agreement, dated as of January 17, 2024, by and among HPS Corporate Lending Fund, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank AG New York Branch, as the increasing lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on January 18, 2024)

(k)(32)	Amendment No. 2 to Credit Agreement, dated as of January 25, 2024, by and among HPS Corporate Lending Fund, as servicer, HLEND Holdings B, L.P., as borrower, Bank of America, N.A., as administrative agent, U.S. Bank Trust Company, National Association, as collateral administrator, U.S. Bank National Association, as collateral custodian, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on January 26, 2024)

(k)(33)	Indenture, dated as of January 30, 2024, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on January 30, 2024)

(k)(34)	First Supplemental Indenture, dated as of January 30, 2024, relating to the 6.750% Notes due 2029, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on January 30, 2024)

(k)(35)	Registration Rights Agreement, dated as of January 30, 2024, relating to the 6.750% Notes due 2029, by and among the Registrant and J.P. Morgan Securities LLC, BNP Paribas Securities Corp., BofA Securities, Inc., Goldman Sachs & Co. LLC, and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on January 30, 2024)

(k)(36)	Loan and Security Agreement dated March 28, 2024 by and among HPS Corporate Lending Fund, as equityholder and collateral manager, HLEND Holdings E, L.P., as borrower, Wells Fargo Bank, National Association, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent, and U.S. Bank National Association, as document custodian, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01431), filed on April 3, 2024)

(l)	Opinion of Dechert LLP (filed herewith)

(n)(1)	Consent of Independent Registered Public Accounting Firm (filed herewith)

(n)(2)	Report of Independent Registered Public Accounting Firm (filed herewith)

(p)	Subscription Agreement for Seed Capital (incorporated by reference to Exhibit (p) to the Registration Statement on Form N-2 (File No. 333-259453), filed on September 10, 2021)

(r)(1)	Code of Ethics of the Fund (incorporated by reference to Exhibit (r)(1) to the Registration Statement on Form N-2 (File No. 333-270667), filed on June 30, 2023)

(r)(2)	Code of Ethics of the Adviser (incorporated by reference to Exhibit (r)(2) to the Registration Statement on Form N-2 (File No. 333-270667), filed on June 30, 2023)

(s)(1)	Power of Attorney (incorporated by reference to Exhibit (s) to the Registration Statement on Form N-2 (File No. 333-2259453), filed on September 10, 2021 and Exhibit (s)(2) to the Registration Statement on Form N-2 (File No. 333-270667), filed on March 17, 2023)

(s)(2)	Filing Fee Table (filed herewith)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$844,400
FINRA filing fee	$451,000
Legal	$2,641,869	*
Printing	$359,794	*
Accounting	$80,000	*
Blue Sky Expenses	$639,269
Advertising and sales literature	$109,867	*
Due Diligence	$195,000	*
Miscellaneous fees and expenses	$634,034	*
Total	$5,955,233

*	Amounts are estimates.

Item 28.	Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Name	Jurisdiction	Percentage
HLEND Holdings A, L.P.	Delaware	100%
HLEND Holdings B, L.P.	Delaware	100%
HLEND Holdings C, L.P.	Delaware	100%
HLEND Holdings D, L.P.	Delaware	100%
HLEND Holdings E, L.P.	Delaware	100%
HLEND Holdings A Lux SARL	Luxembourg	100%
HLEND Holdings B Lux SARL	Luxembourg	100%
HLEND Holdings A GP, LLC	Delaware	100%
HLEND Holdings B GP, LLC	Delaware	100%
HLEND Holdings C GP, LLC	Delaware	100%
HLEND Holdings D GP, LLC	Delaware	100%
HLEND Holdings E GP, LLC	Delaware	100%
HLEND CLO 2023-1, LLC	Delaware	100%
HLEND CLO 2023-1 Investments, LLC	Delaware	100%
HLEND Proxima, LLC	Delaware	100%
HLEND FEP, LLC	Delaware	100%
HLEND OTM, LLC	Delaware	100%
HLEND Lux SARL	Luxembourg	100%

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares as of March 19, 2024.

Title of Class	Number of Record Holders
Class S	233
Class D	35
Class I	312
Class F	2

Item 30.	Indemnification

The information contained under the heading “Description of our Common Shares.” “Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31.	Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which HPS Advisors, LLC or its affiliates, and each managing director, director or executive officer of HPS Advisors, LLC or its affiliates, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding HPS Advisors, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-127446), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that Registration Statement meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 22nd day of April, 2024.

HPS CORPORATE LENDING FUND

By:	/s/ Michael Patterson
Name:	Michael Patterson
Title:	Chairperson, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Michael Patterson Michael Patterson	Chairperson, Chief Executive Officer and Trustee (Principal Executive Officer)	April 22, 2024

/s/ Robert Busch Robert Busch	Chief Financial Officer and Principal Accounting Officer	April 22, 2024

/s/ Grishma Parekh Grishma Parekh*	Trustee and President	April 22, 2024

/s/ Randall Lauer Randall Lauer*	Trustee	April 22, 2024

/s/ Robin Melvin Robin Melvin*	Trustee	April 22, 2024

/s/ Donna Milia Donna Milia*	Trustee	April 22, 2024

/s/ Robert Van Dore Robert Van Dore*	Trustee	April 22, 2024

*By:	/s/ Tyler Thorn
Tyler Thorn
As Agent or Attorney-in-Fact

The original powers of attorney authorizing Yoohyun K. Choi and Tyler Thorn to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as Exhibits and are incorporated by reference from the Registrant’s registration statement on Form N-2 (SEC File No. 333-259453) filed on September 10, 2021, and from the Registrant’s registration statement on Form N-2 (SEC File No. 333-270667) filed on March 17, 2023, as applicable.

EXHIBIT INDEX

(l)	Opinion of Dechert LLP

(n)(1)	Consent of Independent Registered Public Accounting Firm

(n)(2)	Report of Independent Registered Public Accounting Firm

(s)(2)	Filing Fee Table

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).